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06014986

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Telecommunications Ltd

*CURRENT ADDRESS

PROCESSED
JUL 11 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3622 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/11/06

SingTel

Singapore Telecommunications Limited

Summary Financial Report 2005/2006

Momentum

Sustaining Growth



Corporate Profile

Headquartered in Singapore, Singapore Telecommunications Limited ("SingTel") is Asia's leading communications group, with operations and investments in more than 20 countries and territories worldwide.

We provide a diverse range of services to meet the communications needs of consumers and businesses, including mobile and fixed-line voice and data, narrow band and broadband Internet services as well as integrated Information Technology ("IT") and communications solutions.

In Singapore, SingTel is the market leader in the telecommunications industry with more than 125 years of operating experience. Leveraging our extensive experience in Singapore, we have successfully expanded overseas. In Australia, we have significant presence through our wholly-owned subsidiary, SingTel Optus ("Optus") – the second largest communications company in the country. Our other investments in Asia include AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia.

Our overseas presence further extends to 37 SingTel Global Offices located in Asia Pacific, South Asia, Middle East, Western Europe and North America that deliver one-stop quality network solutions to meet the needs of our multi-national clients, and a pan-Asian chain of 12 world-class data centres that offers a suite of managed hosting telecommunications solutions. These offices and centres are supported by an extensive infrastructure of sophisticated satellite networks and submarine cable systems that provides seamless connectivity across Asia Pacific and to the rest of the world.

Today, SingTel is Asia's largest multi-market mobile operator outside China, serving 85 million mobile customers in the seven markets of Singapore, Australia, Bangladesh, India, Indonesia, the Philippines and Thailand.

SingTel has more than 19,500 employees around the world who embrace Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence as their core values to build Asia Pacific's best communications group.

Contents

Momentum • Sustaining Growth

To become Asia Pacific's best communications group, we are firmly focused on delivering long-term, sustainable growth for our franchise. As we move our business forward, we will continue to grow organically and through acquisitions, invest in our infrastructure, delight our customers with great value, develop our people and provide superior shareholder returns. By maintaining the momentum that we have built, we can embrace the winds of change in the global telecommunications landscape as opportunities to scale greater heights.

Group Financial Highlights

Operating Revenue



S$ million
15,000
10,000
5,000
0
11,995
12,617
13,138
FY03/04
FY04/05
FY05/06

Operational EBITDA [1] & Operational EBITDA Margin



S$ million
%
6,000
4,000
2,000
0
50
40
30
4,288
4,662
4,467
35.7
36.9
FY03/04
FY04/05
FY05/06
Operational EBITDA
Operational EBITDA Margin

Underlying Net Profit After Tax [2]



S$ million
4,000
3,000
2,000
1,000
0
2,517
3,060
3,295
FY03/04
FY04/05
FY05/06

Free Cash Flow [3]



S$ million
4,000
3,000
2,000
1,000
0
3,295
3,062
2,772
FY03/04
FY04/05
FY05/06

Proportionate EBITDA [1] – FY05/06



2%
32%
32%

34% Australia
32% Singapore
32% Regional Mobile
2% Others

Revenue Mix by Services – FY05/06



2%
7%
7%
7%
19%
19%

39% Mobile Communications
19% Data and Internet
19% National Telephone
7% IT and Engineering
7% Sale of Equipment
7% International Telephone
2% Others

(1) *Refers to earnings before interest, tax, depreciation and amortisation.*
(2) *Refers to net profit before exceptional items, Belgacom's net contribution, and exchange differences on short-term loan to Optus, net of hedging.*
(3) *Refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure.*



Chairman's Statement

I am happy to note that the SingTel Group recorded another excellent set of results for the financial year.

Although the telecommunications industry remained extremely competitive, our solid financial performance, balance sheet strength, management track record and new drive towards innovation put us in a stronger position to meet the challenges in the industry and keep the Group growing in the future.

Strong Financial Performance

The Group's operating revenue grew to a record S$13.14 billion, compared to S$12.62 billion in the previous year.

Operational EBITDA was 4.2 per cent lower at S$4.47 billion, reflecting increased contributions from lower margin businesses and the continuing competitive and pricing pressures in Australia.

Net profit attributable to shareholders was up 27 per cent to S$4.16 billion, driven by the strong performance of our associates and higher exceptional gains. Underlying net profit improved 7.7 per cent to S$3.30 billion, with our associates contributing a substantial 37 per cent or S$1.21 billion.

Underlying earnings per share was 19.77 cents, up 11 per cent. The increase was attributable to our better operational performance and a smaller capital base following the completion of the capital reduction exercise in September 2004.

Our robust results reflected our broad-based strengths in the markets that we operate. Our Singapore business continued to generate healthy cash flow. In Australia, Optus was yet again able to outperform the industry in intensely competitive market conditions and a declining profit environment.

Our regional investments, including those in high-growth markets like India and Indonesia, remained a key contributor to the Group's earnings. Together, our five regional mobile associates contributed S$1.57 billion to the Group's pre-tax earnings for the year, up 32 per cent. Dividends from these associates also grew strongly, by 67 per cent or S$202 million, to S$505 million.

Realising our Strategic Goals

Our consistent performance clearly demonstrates that the four key strategic priorities we have adopted – lead in Singapore, grow in Australia, partner across Asia and innovate for the future – are providing the right impetus for our present and future growth. During the year, we made further progress towards these goals.

Staying Ahead in Singapore

Our Singapore business performed well in an increasingly saturated market. We remained the industry leader and responded to the challenging business environment by constantly innovating and improving our services to give better value to our customers.

We were the first to launch 3G in Singapore and continued to lead the 3G market during the year. As at 31 March 2006, we had about 130,000 3G subscribers who are enjoying a range of value-added services. The launch of 3GTV has also enhanced the range and depth of our 3G content.

Our mobile subscriber base topped 1.66 million, up from 1.57 million a year ago, while our compelling broadband plans attracted more users.

Growth in IT and engineering services gained momentum as our wholly-owned subsidiary, NCS, signed up more customers and expanded to new markets. It also opened a new office in Bahrain. Major government contract wins during the year, including the National Service portal for the Singapore Ministry of Defence and an application processing system for the Hong Kong SAR Government's Immigration Department, attested to NCS' vast expertise in e-government initiatives.

Leading Challenger in Australia

Optus continued to reassert its competitive position and gain market share even as it attacked its cost base and invested for growth in the face of fierce competition.

As the leading challenger in the Australian market, Optus embarked on aggressive promotional campaigns and offered compelling plans to retain and win customers. As a result, its mobile subscriber base grew to 6.49 million, translating to a 33 per cent market share, and its broadband base rose 54 per cent to 546,000.

Optus purchased a 74.15 per cent stake in Virgin Mobile Australia Pty Limited for A$30 million in January 2006, increasing its shareholding in the company to 100 per cent. Optus plans to use the popular Virgin Mobile brand to boost its menu of mobile offerings.

In November 2005, Optus also invested A$26 million to acquire Alphawest, an Information and Communications Technology ("ICT") provider. The acquisition enhances Optus' capability to offer a full suite of IT and telecommunications services to its business clients. It has also placed Optus among the top 10 ICT service providers in Australia.

Building our Presence in the Region

We have strengthened our presence in the region, increasing our shareholding in Bharti to 31 per cent. We also acquired a 45 per cent stake in Pacific Bangladesh Telecom, a mobile service provider in Bangladesh, for US$118 million in June 2005.

With the acquisition, we now have regional mobile associates in five markets – AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia.

As at 31 March 2006, SingTel, Optus and our five regional mobile associates served 85 million mobile subscribers – the largest mobile base in Asia outside China.

During the year, SingTel played a key role in expanding the Bridge Mobile Alliance network by inviting telecommunications players and telecommunications- and IT-related companies to join the alliance. Formed in 2004, Bridge Mobile Alliance is Asia Pacific's leading mobile alliance comprising eight telecommunications members – Bharti (India), CSL (Hong Kong), Globe (Philippines), Maxis (Malaysia), Optus (Australia), SingTel Mobile (Singapore), Taiwan Mobile (Taiwan) and Telkomsel (Indonesia).

The alliance has since welcomed 10 Associate Members, including Hewlett-Packard, Motorola and Nokia. Together with its eight member operators, the total membership base stands at 18.

Innovating for Future Success

To harness the creativity and promote innovation within the Group, a new unit called SingTel Group Innovations ("SGI") was created in January 2006. SGI is a concrete example of how the Group is mobilising staff resources and entrusting them to generate new ideas that can hone our competitive edge.

Maintaining a Sound Financial Position

We are committed to making the best use of our capital resources to maintain an efficient capital structure. For the year, the Group's Return on Invested Capital improved from 16.2 per cent to 17.2 per cent.

We continued to focus on our core telecommunications business and to divest our non-core assets. We further reduced our stake in Singapore Post ("SingPost") by almost 5.0 per cent to 25.9 per cent, and divested some properties.

The Board is proposing to return S$2.3 billion to shareholders by way of a capital reduction. The capital reduction will involve the cancellation of approximately 5.0 per cent of SingTel's total issued share capital and a payout of S$2.74 for each share cancelled. For the majority of shareholders, this would mean one share cancelled for every 20 shares held. The exercise will improve shareholder returns without compromising our ability to make new investments.

In the light of our strong earnings and robust cash flow, the Board is also recommending a 25 per cent increase in final gross dividend for the year to 10 cents per share, amounting to S$1.7 billion.

In total, we are returning S$4.0 billion to shareholders. The Group's financial position remains strong after the payout with sufficient flexibility for further investments.

Reorganising to Focus on Key Businesses

During the year, we restructured the Company to more closely align ourselves to our key businesses, namely, Singapore, Australia and International. The new organisation structure, which came into effect in February 2006, sharpens our customer focus and improves our competitiveness.

Two new leadership positions have been created – Chief Executive Officer ("CEO") (Singapore) and CEO (International). Allen Lew, formerly Managing Director of Optus Consumer, has assumed the position of CEO (Singapore). Chua Sock Koong has been appointed CEO (International) while continuing in her current role as Group Chief Financial Officer ("CFO"). Paul O'Sullivan remains as CEO Optus. All three senior executives report to Group CEO, Lee Hsien Yang.

We have also reduced management layers, thus cutting bureaucracy and increasing the span of control of our managers.

To deliver our strategic goals, it is equally important for us to develop and retain talent in our organisation. Our SingTel-INSEAD Leadership Development Programme is one of our many initiatives designed to nurture future leaders who will keep the Company on course for the long term.

Good Corporate Governance

SingTel's high standards of corporate governance and transparency have won praises and recognition during the year.

At the Singapore Corporate Awards 2006, we garnered Gold Awards for 'Best Managed Board' and 'Best Investor Relations', while CEO (International) & Group CFO, Chua Sock Koong, was named 'CFO of the Year'.

For the third year running, we were voted winner of the 'Singapore Corporate Governance Award' and 'Most Transparent Company' by Securities Investors Association (Singapore).

Prospects for the Year Ahead

Going forward, we aspire to deliver double-digit earnings growth.

Our Singapore business is likely to produce free cash flow and operating revenue that are comparable with those for the financial year 2006. In Australia, Optus is investing now to outperform the market in the medium term. Our regional mobile associates should continue to deliver double-digit earnings growth, driving similar growth in the overall contribution from our associates. Cash dividends from our associates are also expected to increase.

Acknowledgements

I thank our Board of Directors, Group CEO, senior management team, union and staff for their commitment and dedication to the Group during the past year.

In particular, I would like to thank Mr Jackson Peter Tai who will be stepping down from the Board at this year's Annual General Meeting. He joined the SingTel Board in November 2000 and has contributed greatly to the Board over the years.

On behalf of my fellow Directors, I also thank our customers, shareholders, investors and business partners for their support.

With a stronger team and new efforts to enhance innovation and creativity within the Group, I am confident that we will succeed in our vision to become Asia Pacific's best communications group.



Chumpol NaLamlieng
Chairman

Summary Financial Statement

For the financial year ended 31 March 2006

IMPORTANT NOTE

The Summary Financial Statement as set out on pages 5 to 19 contains only a summary of the information in the Directors' Report and financial statements of the Company's Annual Report. The Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request a copy of the Annual Report at no additional cost by notifying the Company by 6 July 2006.

Summary Directors' Report

1. **DIRECTORS**

The directors of the Company (or "**SingTel**") in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Lee Hsien Yang (Group Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

2. **PRINCIPAL ACTIVITIES**

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Data communications services;
Investment holding;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and Internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

Following the loss of control over C2C Pte Ltd and its subsidiary companies during the financial year, the operation of a submarine cable system ceased to be a principal activity of the Group.

There has been no other significant change in the nature of the principal activities during the financial year.

Summary Directors' Report

For the financial year ended 31 March 2006

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Executives' Performance Share Plan ("**Share Plan 2003**") and SingTel Performance Share Plan ("**Share Plan 2004**").

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 06	**At 1 Apr 05**	**At 31 Mar 06**	**At 1 Apr 05**
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	**150,000**	150,000	-	-
Lee Hsien Yang [1]	**4,050,000**	698,660	**19,887,857**	11,338,519
Graham John Bradley	**92,860**	92,860	-	-
Paul Chan Kwai Wah	**57,460**	57,460	**1,620**	1,620
Heng Swee Keat	**1,390**	1,390	-	-
Simon Israel	**139,283**	4,643	-	134,640
Professor Tommy Koh	**3,440**	3,440	**610**	610
John Powell Morschel	**58,700**	58,700	-	-
Deepak S Parekh	-	-	-	-
Jackson Peter Tai	**102,150**	102,150	-	-
Nicky Tan Ng Kuang	**55,720**	55,720	-	-
(Options to purchase ordinary shares)				
Chumpol NaLamlieng [2]	**60,000**	60,000	-	-
Lee Hsien Yang [3]	**2,000,000**	6,050,000	-	-
Jackson Peter Tai [2]	**60,000**	60,000	-	-

Notes:

(1) Lee Hsien Yang's deemed interest of 19,887,857 shares included:

(a) 15,337,302 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established under the Share Plan 2003 and Share Plan 2004, for the benefit of eligible employees of the Group;

(b) 1,430 ordinary shares held by Mr Lee's spouse; and

(c) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Mr Lee pursuant to the performance share plans, subject to certain performance criteria being met and other terms and conditions.

(2) At an exercise price of S$1.39 per share (1 April 2005: S$1.42 per share).

(3) At an exercise price of S$2.22 or S$2.97 per share (1 April 2005: between S$1.36 and S$3.03 per share).

4. **DIRECTORS' INTEREST IN SHARES AND DEBENTURES (continued)**

Between the end of the financial year and 21 April 2006, Lee Hsien Yang's deemed interest increased to 21,774,857 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 1,887,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes in any of the above-mentioned interests between the end of the financial year and 21 April 2006.

5. **DIRECTORS' CONTRACTUAL BENEFITS**

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. **SHARE OPTIONS AND PERFORMANCE SHARES**

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the Compensation Committee members are Chumpol NaLamlieng (Chairman of the Compensation Committee), John Powell Morschel, Jackson Peter Tai and Deepak S Parekh.

6.1 **Share Options**

1999 Scheme

Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows:

Date of grant	Exercise period	Exercise price [1]	Balance as at 1 Apr 05 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 06 ('000)
Market Price Share Options						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.97	6,890	9	626	**6,255**
09.06.00	10.06.01 to 09.06.10	S$2.22	22,348	6,883	142	**15,323**
07.08.00	08.08.01 to 07.08.10	S$2.29	20	20	-	**-**
11.09.00	12.09.01 to 11.09.10	S$2.61	20	-	-	**20**
25.09.00	26.09.01 to 25.09.10	S$2.54	20	-	-	**20**
02.10.00	03.10.01 to 02.10.10	S$2.49	555	-	-	**555**
25.10.00	26.10.01 to 25.10.10	S$2.65	10	-	-	**10**
02.01.01	03.01.02 to 02.01.11	S$2.63	15	15	-	**-**
08.01.01	09.01.02 to 08.01.11	S$2.62	225	-	-	**225**
19.02.01	20.02.02 to 19.02.11	S$2.79	20	-	-	**20**
30.05.01	31.05.02 to 30.05.11	S$1.66	15,170	6,430	67	**8,673**
01.06.01	02.06.02 to 01.06.11	S$1.64	30	-	-	**30**
05.07.01	06.07.02 to 05.07.11	S$1.82	15	-	-	**15**
01.08.01	02.08.02 to 01.08.11	S$1.78	10	-	-	**10**
16.08.01	17.08.02 to 16.08.11	S$1.85	78	-	-	**78**
29.11.01	30.11.02 to 29.11.11	S$1.70	19,192	8,179	114	**10,899**
21.02.02	22.02.03 to 21.02.12	S$1.60	69	69	-	**-**
30.05.02	31.05.03 to 30.05.12	S$1.51	53,534	29,721	556	**23,257**
03.06.02	04.06.03 to 03.06.12	S$1.51	125	125	-	**-**

Summary Directors' Report

For the financial year ended 31 March 2006

6.1 Share Options (continued)

1999 Scheme (continued)

Date of grant	Exercise period	Exercise price [1]	Balance as at 1 Apr 05 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 06 ('000)
For executive director (Lee Hsien Yang)						
09.11.99	10.11.00 to 09.11.09	S$2.97	500	-	-	**500**
09.06.00	10.06.01 to 09.06.10	S$2.22	1,500	-	-	**1,500**
30.05.01	31.05.02 to 30.05.11	S$1.66	1,900	1,900	-	**-**
For non-executive directors						
09.09.02	10.09.03 to 09.09.07	S$1.39	180	-	-	**180**
			122,426	53,351	1,505	**67,570**
Performance Share Options						
For senior management						
03.07.02	03.07.05 to 03.07.12	S$1.33	7,696	6,346	-	**1,350**
For executive director (Lee Hsien Yang)						
03.07.02	03.07.05 to 03.07.12	S$1.33	2,150	2,150	-	**-**
			9,846	8,496	-	**1,350**
			132,271	**61,847**	**1,505**	**68,919**

Note:

(1) The exercise prices were adjusted on 5 August 2005 so that the interests of the holders of outstanding options were not inadvertently diluted as a result of the payment of a special dividend in August 2005.

Further particulars of the Market Price Share Options and the Performance Share Options have been set out in the Directors' Reports for the financial years ended 31 March 2001, 2002 and 2003.

6.1 Share Options (continued)

1999 Scheme (continued)

Details of the directors' share options are set out in the following table:

	Options granted during the financial year ended 31 Mar 06	Aggregate options granted since commencement of scheme to 31 Mar 06	Aggregate options exercised since commencement of scheme to 31 Mar 06	Aggregate options outstanding as at 31 Mar 06
1999 Scheme (1)				
Chumpol NaLamlieng	-	60,000	-	60,000 (2)
Lee Hsien Yang	-	6,050,000	4,050,000	2,000,000 (3)
Graham John Bradley	-	-	-	-
Paul Chan Kwai Wah	-	60,000	60,000	-
Heng Swee Keat	-	-	-	-
Simon Israel	-	-	-	-
Professor Tommy Koh	-	-	-	-
John Powell Morschel	-	60,000	60,000	-
Deepak S Parekh	-	-	-	-
Jackson Peter Tai	-	60,000	-	60,000 (2)
Nicky Tan Ng Kuang	-	60,000	60,000	-
	-	6,350,000	4,230,000	2,120,000

Notes:

(1) The exercise prices of outstanding options were adjusted on 5 August 2005 so that the interests of the holders of the options were not inadvertently diluted as a result of the payment of a special dividend in August 2005.

(2) The options are exercisable at an exercise price of S$1.39 per share from the first anniversary of the date of grant, 9 September 2002, and expire on the fifth anniversary of the date of grant. The exercise price for the options was fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the date of grant. There was no discount to the exercise price for the options.

(3) The options are exercisable at an exercise price of S$2.22 or S$2.97 per share. The exercise prices for the options were fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the dates of the respective grants. There was no discount to the exercise prices for the options.

The 1999 Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2006, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to directors and employees of the Company and its subsidiary companies.

Summary Directors' Report

For the financial year ended 31 March 2006

6.1 Share Options (continued)

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("**Optus**"), the Optus Executive Option Plan was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option. Details are as follows:

Date of grant	Exercise period	Exercise price (2)	Balance as at 1 Apr 05 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 06 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel shares	6,495	-	762	**5,733**

Notes:

(1) The figures in the table show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Executive Option Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Executive Option Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

(2) The exercise price was adjusted on 5 August 2005 so that the interests of the holders of outstanding options were not inadvertently diluted as a result of the payment of a special dividend in August 2005.

The above-mentioned options do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates.

6.2 Performance Shares

Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards. The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2006, awards comprising an aggregate of 38,548,775 shares have been granted under the Share Plan 2003 and awards comprising an aggregate of 66,785,309 shares have been granted under the Share Plan 2004.

6.2 Performance Shares (continued)

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	Balance as at 1 Apr 05 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 06 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.06.03	29,354	-	645	2,909	**25,800**
25.02.04	37	-	-	-	**37**
26.05.04	28,408	-	252	2,451	**25,705**
01.09.04	466	-	-	-	**466**
26.11.04	50	-	-	-	**50**
26.05.05	-	28,470	-	1,918	**26,552**
25.08.05	-	154	-	-	**154**
30.11.05	-	299	-	-	**299**
28.02.06	-	909	-	-	**909**
	58,315	29,832	897	7,278	**79,972**
For executive director (Lee Hsien Yang)					
25.06.03	703	-	-	-	**703**
26.05.04	750	-	-	-	**750**
26.05.05	-	899	-	-	**899**
	1,453	899	-	-	**2,351**
	59,768	**30,731**	**897**	**7,278**	**82,324**
Performance shares (Senior Management Awards)					
For senior management					
25.06.03	2,889	-	578	694	**1,617**
26.05.04	1,683	-	191	565	**927**
26.05.05	-	1,787	-	287	**1,500**
	4,572	1,787	769	1,546	**4,044**
For executive director (Lee Hsien Yang)					
25.06.03	703	-	-	-	**703**
26.05.04	750	-	-	-	**750**
26.05.05	-	745	-	-	**745**
	1,453	745	-	-	**2,198**
	6,025	**2,532**	**769**	**1,546**	**6,242**
	65,793	**33,263**	**1,666**	**8,824**	**88,566**

Summary Directors' Report

For the financial year ended 31 March 2006

6.2 Performance Shares (continued)

Notes:

(1) During the financial year, awards in respect of an aggregate of 1,222,279 shares granted under the Share Plan 2003 were vested. The awards were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003.

(2) During the financial year, awards in respect of an aggregate of 443,452 shares granted under the Share Plan 2004 were vested. The awards were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

(3) Of the 88,566,188 shares not vested as at 31 March 2006, 28,860,015 shares relate to awards granted under the Share Plan 2003 and 59,706,173 shares relate to awards granted under the Share Plan 2004.

As at 31 March 2006, no participant has been granted options under the 1999 Scheme and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents 5 per cent or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004 and the 1999 Scheme collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

7. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Heng Swee Keat

8. UNUSUAL ITEMS DURING AND AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group for the financial year in which this report is made, or render any item in the financial statements of the Group and Company for the current financial year misleading, and/or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except as disclosed in the notes to the full financial statements.

The Summary Financial Statement set out on pages 5 to 19 was approved by the board of directors on 3 May 2006 and was signed on its behalf by:

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore
3 May 2006

Auditors' Report

To the Members of Singapore Telecommunications Limited

We have examined the Summary Financial Statement set out on pages 5 to 19.

In our opinion, the Summary Financial Statement is consistent in all material aspects with the full financial statements and Directors' Report of Singapore Telecommunications Limited for the year ended 31 March 2006 from which they were derived and complies with the requirements of Section 203A of the Singapore Companies Act, Chapter 50 and the regulations made thereunder, applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 3 May 2006 on the full financial statements of Singapore Telecommunications Limited and its subsidiary companies for the year ended 31 March 2006, which is as follows:

" AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED
For the financial year ended 31 March 2006

We have audited the accompanying financial statements of Singapore Telecommunications Limited set out on pages 85 to 180 for the financial year ended 31 March 2006, comprising the balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2006, and the changes in equity of the Company and of the Group for the financial year ended on that date and the results and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore
3 May 2006

Note:

1. The page numbers are as stated in the Auditors' Report dated 3 May 2006 included in Singapore Telecommunications Limited's full financial statements for the financial year ended 31 March 2006.

Summary Consolidated Income Statement

For the financial year ended 31 March 2006

	Group	
	2006 S$ Mil	2005 S$ Mil
Operating revenue	**13,138.4**	12,617.0
Operating expenses	**(8,783.3)**	(8,010.7)
Other income	**111.6**	55.5
Operational EBITDA	**4,466.7**	4,661.8
Compensation from IDA	**337.0**	337.0
Depreciation and amortisation	**(1,976.7)**	(1,975.0)
Exceptional items	**815.5**	(184.6)
Profit on operating activities	**3,642.5**	2,839.2
Share of results of associated and joint venture companies	**1,206.5**	945.2
Profit before interest, investment income and tax	**4,849.0**	3,784.4
Interest and investment income	**137.0**	89.8
Interest on borrowings	**(486.7)**	(488.5)
Profit before tax	**4,499.3**	3,385.7
Tax expense	**(338.0)**	(117.1)
Profit after tax	**4,161.3**	3,268.6
Attributable to:		
Shareholders of the Company	**4,163.3**	3,268.4
Minority interest	**(2.0)**	0.2
	4,161.3	3,268.6
Underlying net profit	**3,294.9**	3,059.9
EBITDA	**6,452.7**	6,259.0
Directors' remuneration paid by the Company [1]	**3.7**	3.3
Other key management's compensation [2]	**16.0**	14.7
Earnings per share attributable to shareholders of the Company		
- basic (cents)	**24.98**	19.01
- diluted (cents)	**24.91**	18.94
Net tangible asset per share (cents)	**52.27**	44.23

Notes:

(1) In addition, Lee Hsien Yang, the executive director, was awarded up to 1,643,701 (2005: 1,500,000) ordinary shares of SingTel pursuant to the Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The expense computed in accordance with Singapore Financial Reporting Standards ("**FRS**") 102, *Share-based Payment*, was S$2.5 million (2005: S$1.5 million).

(2) The other key management of the Group comprises members of SingTel's Management Committee. In addition, the other key management were awarded up to 5,534,298 (2005: 4,041,728) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The expense computed in accordance with FRS 102, *Share-based Payment*, was S$7.4 million (2005: S$4.8 million).

Summary Balance Sheets

As at 31 March 2006

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Current assets				
Cash and cash equivalents	**2,770.3**	3,302.9	**669.8**	1,290.5
Trade and other receivables	**2,047.2**	1,984.3	**752.5**	875.6
Trading investments	**860.3**	934.9	**-**	-
Available-for-sale investments	**-**	5.0	**-**	5.0
Derivative financial instruments	**69.8**	-	**6.6**	-
Inventories	**186.3**	189.4	**7.5**	5.5
	5,933.9	6,416.5	**1,436.4**	2,176.6
Non-current assets				
Property, plant and equipment	**9,464.7**	11,663.5	**2,208.7**	2,402.2
Intangible assets	**10,115.6**	10,112.3	**3.6**	4.0
Subsidiary companies	**-**	-	**18,678.5**	18,802.4
Associated companies	**5,203.1**	4,285.5	**25.7**	30.4
Joint venture companies	**1,393.8**	1,190.5	**74.4**	133.1
Available-for-sale investments	**51.7**	39.0	**43.3**	22.1
Derivative financial instruments	**239.2**	312.7	**239.2**	273.0
Deferred tax assets	**1,111.2**	1,222.8	**-**	-
Other non-current receivables	**93.0**	90.5	**26.2**	28.9
	27,672.3	28,916.8	**21,299.6**	21,696.1
Total assets	**33,606.2**	35,333.3	**22,736.0**	23,872.7
Current liabilities				
Trade and other payables	**3,183.0**	3,455.7	**1,150.6**	1,171.5
Due to subsidiary companies	**-**	-	**1,023.9**	298.1
Provisions	**18.5**	17.6	**-**	-
Current tax liabilities	**360.0**	376.2	**232.9**	253.7
Borrowings (unsecured)	**1,492.8**	963.2	**564.3**	1,000.0
Borrowings (secured)	**0.7**	1,163.8	**-**	-
Derivative financial instruments	**72.8**	-	**72.8**	-
	5,127.8	5,976.5	**3,044.5**	2,723.3
Non-current liabilities				
Borrowings (unsecured)	**5,907.2**	7,338.9	**4,580.7**	5,259.5
Borrowings (secured)	**-**	70.5	**-**	-
Advance billings	**312.4**	1,035.8	**-**	-
Deferred income	**18.5**	374.3	**9.0**	347.1
Derivative financial instruments	**605.7**	696.0	**474.0**	417.5
Deferred tax liabilities	**375.6**	424.8	**282.9**	323.3
Other non-current liabilities	**165.8**	133.8	**21.0**	20.6
	7,385.2	10,074.1	**5,367.6**	6,368.0
Total liabilities	**12,513.0**	16,050.6	**8,412.1**	9,091.3
Net assets	**21,093.2**	19,282.7	**14,323.9**	14,781.4
Share capital and reserves				
Share capital	**4,774.7**	2,496.2	**4,774.7**	2,496.2
Reserves	**16,315.9**	16,775.0	**9,549.2**	12,285.2
Interest of shareholders of the Company	**21,090.6**	19,271.2	**14,323.9**	14,781.4
Minority interest	**2.6**	11.5	**-**	-
Total equity	**21,093.2**	19,282.7	**14,323.9**	14,781.4
Net current assets/(liabilities)	**806.1**	440.0	**(1,608.1)**	(546.7)

Selected Notes to the Summary Financial Statement

For the financial year ended 31 March 2006

1. CHANGES IN ACCOUNTING POLICIES

With effect from the financial year beginning 1 April 2005, the Group adopted certain new or revised FRS and Interpretations to FRS ("**INT FRS**") which are mandatory and relevant to its operations. The financial statements for the current financial year and the comparatives have been amended as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004)	Presentation of Financial Statements
FRS 2 (revised 2004)	Inventories
FRS 8 (revised 2004)	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004)	Events after the Balance Sheet Date
FRS 16 (revised 2004)	Property, Plant and Equipment
FRS 17 (revised 2004)	Leases
FRS 21 (revised 2004)	The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004)	Related Party Disclosures
FRS 27 (revised 2004)	Consolidated and Separate Financial Statements
FRS 28 (revised 2004)	Investments in Associates
FRS 31 (revised 2004)	Interests in Joint Ventures
FRS 32 (revised 2004)	Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004)	Earnings per Share
FRS 39	Financial Instruments: Recognition and Measurement
FRS 105	Non-current Assets Held for Sale and Discontinued Operations
INT FRS 101	Changes in Existing Decommissioning, Restoration and Similar Liabilities

Apart from FRS 39 and FRS 21 (revised 2004), the adoption of the new or revised FRS and INT FRS does not have any significant effect on the comparatives or the opening reserves of the Group or the Company, or on the results or financial positions of the Group or the Company for the year ended, and as at, 31 March 2006.

In accordance with the transitional provisions of FRS 39, the standard is applied prospectively and the comparative figures for the financial year ended 31 March 2005 have not been restated. Instead, the effects of adopting FRS 39 had been adjusted one-off to the opening reserves as at 1 April 2005 as follows:

Group	Retained Earnings S$ Mil	Fair Value Reserve S$ Mil	Hedging Reserve S$ Mil	Currency Translation Reserve S$ Mil	Total S$ Mil
Fair valuation of a derivative that does not qualify for hedge accounting	(0.6)	-	-	-	(0.6)
Fair valuation of available-for-sale investments	-	75.8	-	-	75.8
Hedge accounting					
Cash flow hedge	-	-	(161.7)	-	(161.7)
Net investment hedge	-	-	-	(53.4)	(53.4)
	(0.6)	75.8	(161.7)	(53.4)	(139.9)

1. CHANGES IN ACCOUNTING POLICIES (continued)

Company	Retained Earnings S$ Mil	Fair Value Reserve S$ Mil	Hedging Reserve S$ Mil	Total S$ Mil
Fair valuation of a derivative that does not qualify for hedge accounting	(53.4)	-	-	(53.4)
Fair valuation of available-for-sale investments	-	30.1	-	30.1
Hedge accounting				
Cash flow hedge	-	-	(108.0)	(108.0)
	(53.4)	30.1	(108.0)	(131.3)

The adoption of FRS 21 (revised 2004) had resulted in an increase of S$1.3 million in the Currency Translation Reserve of the Company and a corresponding S$1.3 million decrease in the Retained Earnings of the Company as at 1 April 2004 and 1 April 2005.

2. UNDERLYING NET PROFIT

	Group	
	2006 S$ Mil	**2005 S$ Mil**
Profit attributable to shareholders	**4,163.3**	3,268.4
Adjustments for:		
Exceptional items	**(815.5)**	184.6
Exceptional tax credits	**-**	(380.8)
Exchange gain on short term loan to Optus, net of hedging	**(52.9)**	(12.3)
	3,294.9	3,059.9

3. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2006 S$ Mil	**2005 S$ Mil**
Profit before tax	**4,499.3**	3,385.7
Adjustments for:		
Depreciation and amortisation	**1,976.7**	1,975.0
Exceptional items	**(815.5)**	184.6
Interest and investment income	**(137.0)**	(89.8)
Interest on borrowings	**486.7**	488.5
Share of taxes of associated and joint venture companies	**442.5**	315.0
EBITDA	**6,452.7**	6,259.0

Selected Notes to the Summary Financial Statements

For the financial year ended 31 March 2006

4. SHARE CAPITAL

Group	2006 Number of shares Mil	2006 Share capital S$ Mil	2005 Number of shares Mil	2005 Share capital S$ Mil
Balance as at 1 Apr	**16,641.5**	**2,496.2**	17,848.6	2,677.3
Issue of shares under share options	**61.8**	**20.5**	68.3	10.2
Cancellation of shares on capital reduction	**-**	**-**	(1,275.4)	(191.3)
Transfer upon implementation of Companies (Amendment) Act 2005				
- Share Premium	**-**	**2,248.8**	-	-
- Capital Redemption Reserve	**-**	**9.2**	-	-
Balance as at 31 March	**16,703.3**	**4,774.7**	16,641.5	2,496.2

5. DIVIDENDS

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Final dividend of 8.0 cents (2005: 6.4 cents) per share and special dividend of 5.0 cents (2005: nil) per share, net of tax of 20.0 per cent (2005: 20.0 per cent), paid	1,733.8	915.2	1,735.1	915.4

In the current financial year, a final ordinary dividend of 8.0 cents per share, and special dividend of 5.0 cents per share, less tax at 20.0 per cent totalling S$1.73 billion and S$1.74 billion for the Group and Company respectively was paid in respect of the financial year ended 31 March 2005. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The directors had proposed an ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent totalling S$1.34 billion for the Group and Company in respect of the financial year ended 31 March 2006. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of Retained Earnings in the financial year ending 31 March 2007.

6. RELATED PARTY TRANSACTIONS

Related parties consist of key management of the Group, subsidiary companies of the ultimate holding company and associated and joint venture companies of the Group. The Group has significant transactions with related parties as follows:

	Group	
	2006	**2005**
	S$ Mil	**S$ Mil**
Revenue		
Telecommunications	**212.7**	198.2
Rental and maintenance	**30.1**	39.5
Information technology	**4.1**	6.0
Capacity sales	**9.0**	12.3
Expenses		
Telecommunications	**99.3**	69.1
Transmission capacity	**60.4**	66.6
Network terminations	**66.2**	72.0
Utilities	**48.5**	45.0
Postal	**16.7**	20.0
Rental	**4.8**	5.1
Gain on sale of available-for-sale investment to a related party	**58.7**	-
Due from related parties	**25.6**	23.8
Due to related parties	**5.2**	5.2

All the above transactions were at normal commercial terms and conditions and market rates.

Shareholder Information

As at 31 May 2006

Ordinary shares

Number of ordinary shareholders	334,343
Number of holders of CHESS Units of Foreign Securities relating to ordinary shares in the Company ("**CUFS**")	27,784

Voting rights:
On a show of hands – every member present in person and each proxy shall have one vote
On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SingTel shares are listed on Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited ("**ASX**") (in the form of CUFS).

Substantial shareholders

	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	9,066,895,692	372,658,649

* Includes 343,853,844 shares held by DBS Nominees Pte Ltd as custodian. The deemed interests in the remaining shares were held through the substantial shareholder's associated and/or subsidiary companies.

Major shareholders list – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	9,066,895,692	54.27
2	DBS Nominees Pte Ltd	1,983,834,598	11.87
3	Central Provident Fund Board	1,208,873,612	7.24
4	DBSN Services Pte Ltd	1,149,890,007	6.88
5	HSBC (Singapore) Nominees Pte Ltd	646,769,106	3.87
6	Citibank Nominees Singapore Pte Ltd	539,708,913	3.23
7	CHESS Depositary Nominees Pty Ltd*	469,282,366	2.81
8	Raffles Nominees Pte Ltd	450,643,505	2.70
9	United Overseas Bank Nominees Pte Ltd	311,931,327	1.87
10	DB Nominees (S) Pte Ltd	144,810,684	0.87
11	Morgan Stanley (S) Securities	82,526,083	0.49
12	OCBC Nominees Singapore Pte Ltd	26,529,453	0.16
13	Merrill Lynch (S'pore) Pte Ltd	25,853,895	0.15
14	Dexia Nominees (S) Pte Ltd+	17,224,302	0.10
15	Oversea-Chinese Bank Nominees Pte Ltd	12,783,166	0.08
16	UOB Kay Hian Pte Ltd	8,655,724	0.05
17	OCBC Securities Private Ltd	8,274,566	0.05
18	Employees Provident Fund Board	7,809,290	0.05
19	Societe Generale S'pore Branch	7,268,933	0.04
20	DBS Vickers Securities (S) Pte Ltd	5,992,056	0.04
		16,175,557,278	96.82

* The shares held by CHESS Depositary Nominees Pty Ltd are held on behalf of the persons entered in the register of CUFS holders.

\+ The shares held by Dexia Nominees (S) Pte Ltd are held on behalf of RBC Dexia Trust Services Singapore Limited, the trustee of a trust established under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, for the benefit of eligible employees of the Group.

Major CUFS holders list * – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	Westpac Custodian Nominees Limited	133,991,464	0.80
2	National Nominees Limited	65,283,385	0.39
3	J P Morgan Nominees Australia Limited	42,892,143	0.26
4	RBC Dexia Investor Services Australia Nominees Pty Limited	27,878,539	0.17
5	Citicorp Nominees Pty Limited	14,404,619	0.09
6	Cogent Nominees Pty Limited	14,172,065	0.08
7	Westpac Financial Services Limited (C/- Westpac Custodian Nominees Limited)	10,147,051	0.06
8	Victorian Workcover Authority (C/- National Nominees Limited)	8,224,244	0.05
9	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 1 A/C)	6,400,000	0.04
10	Queensland Investment Corporation (C/- National Nominees Limited)	6,001,000	0.04
11	ANZ Nominees Limited (Cash Income A/C)	5,769,246	0.03
12	J P Morgan Nominees Australia Limited	5,504,940	0.03
13	Citicorp Nominees Pty Limited (CFSIL CWLTH Boff Super A/C)	5,265,138	0.03
14	Transport Accident Commission (C/- National Nominees Limited)	4,734,685	0.03
15	Optus Share Plan Pty Limited	4,652,631	0.03
16	HSBC Custody Nominees (Australia) Limited	3,685,371	0.02
17	The Australian National University Investment Section Canberra Act	3,600,000	0.02
18	Westpac Life Insurance Services Limited (C/- Westpac Custodian Noms Ltd)	2,938,015	0.02
19	UBS Nominees Pty Ltd	2,865,669	0.02
20	M F Custodians Ltd	2,817,091	0.02
		371,227,296	2.23

* CUFS are CHESS Units of Foreign Securities relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Ltd on behalf of the persons entered in the CUFS register.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	298,861	82.53	69,499,847	0.41
1,000 – 5,000	44,769	12.36	108,497,756	0.65
5,001 – 10,000	9,731	2.69	75,499,408	0.45
10,001 – 100,000	8,285	2.29	206,742,183	1.24
100,001 – 1,000,000	412	0.11	102,948,412	0.62
1,000,001 and above	69	0.02	16,142,914,610	96.63
	362,127	100.00	16,706,102,216	100.00
Number of holders holding less than a marketable parcel				271,389

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Ltd is ignored.
2. Based on information available to the Company as at 31 May 2006, approximately 43.3 per cent of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.
3. A marketable parcel is defined in the ASX Listing Rules as a parcel of securities of not less than $500 in Australian dollars, based on the closing price of the securities on the ASX.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 29 July 2005 ("2005 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2005 EGM. As at 31 May 2006, there is no current on-market buy-back of shares pursuant to the mandate.

Shareholder Returns

Shareholder Price Performance

SingTel shares rose 4 per cent on the SGX and 13 per cent on the ASX between April 2005 and March 2006, outperforming the MSCI World Telecommunications Index.

SingTel Share Price Performance – 1 April 2005 to 31 March 2006



20%
15%
10%
5%
0%
-5%
-10%
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
STI Index, 18%
SingTel – SGX, 4%
SingTel – ASX, 13%
MSCI World Telecommunications Index, -2%
MSCI Asia Pacific Telecommunications Index, 6%

Shareholder Payout

We have a track record of generous shareholder payout and remain committed to paying between 40 per cent and 50 per cent of underlying profit. For the financial year ended 31 March 2006, the Board has recommended a total distribution of S$4.0 billion, comprising a S$1.7 billion final gross dividend of 10 cents a share and a S$2.3 billion capital reduction. This will bring total shareholder payout to approximately S$21 billion since our listing, representing 72 per cent of earnings over the same period.



Special dividends following compensation payments from Infocomm Development Authority of Singapore
S$3.0 billion capital reduction
S$0.8 billion special dividend
S$2.3 billion proposed capital reduction[1]
S$ billion
Shareholder Payout
5
4
3
2
1
0
2.7
2.1
4.1
2.2
4.0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Ordinary Dividend
Special Dividend
Capital Reduction

[1] *Proposed capital reduction to be approved by shareholders and the High Court of Singapore.*

SingTel Contact Points

SINGAPORE

SingTel Headquarters
31 Exeter Road
Comcentre
Singapore 239732
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

Company Secretary: Chan Su Shan
Assistant Company Secretary: Lim Li Ching

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300

Audit Partner: Gautam Banerjee

Share Registrars

In Singapore:

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

In Australia:

Computershare Investor Services Pty Limited
60 Carrington Street, Level 3
Sydney, NSW 2000
Australia
Tel: 1300 855 080 *(Australian callers only)*
Tel: +61 3 9615 5970 *(International callers)*
Fax: +61 2 8234 5050
Email: web.queries@computershare.com.au
Website: www.computershare.com

American Depositary Receipts
Citibank Shareholder Services
P O Box 43077
Providence
Rhode Island 02940-3077
United States of America
Tel: 1 877 248 4237 CITI-ADR *(toll free)*
Tel: +1 816 843 4281 *(outside USA)*
Fax: +1 201 324 3284
Email: citibank@shareholders-online.com
Website: www.citibank.com/adr

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub
Singapore 569141
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg
Website: www.ncs.com.sg

SingTel Customer Hotlines

Billing:	1688
Business:	1606
Fault Reporting:	1608
Mobile:	1626
Paging:	1620
Residential:	1609
SingNet:	1610

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
101 Miller Street
Optus Centre
North Sydney, NSW 2060
Australia Toll Free: 1800 555 937
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166
Email: optusbusiness@optus.com.au

Brisbane
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777
Email: optusbusiness@optus.com.au

Canberra
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838
Email: optusbusiness@optus.com.au

Darwin
Tel: +61 8 8982 0500
Fax: +61 8 8924 4016
Email: optusbusiness@optus.com.au

Melbourne
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900
Email: optusbusiness@optus.com.au

Perth
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030
Email: optusbusiness@optus.com.au

BANGLADESH

SingTel Bangladesh

Bangladesh
Tel: +88 02 883 5120
Email: singtel-bd@singtel.com

CHINA

SingTel China

Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

Guangzhou
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660
Email: singtel-gz@singtel.com

SingTel Contact Points

Shanghai
Tel: +86 21 6332 3818
Fax: +86 21 6332 3819
Email: singtel-sha@singtel.com

EUROPE

SingTel Europe

London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

Frankfurt
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200
Email: singtel-germany@singtel.com

Paris
Tel: +33 1 4431 2044
Fax: +33 1 4431 2057
Email: singtel-france@singtel.com

HONG KONG

SingTel Hong Kong

Kowloon
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

INDIA

SingTel India

New Delhi
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Bangalore
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509
Email: singtel-ind@singtel.com

Chennai
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

Hyderabad
Tel: +91 40 2784 6970
+91 40 2784 2588 Ext 105
Fax: +91 40 2784 6555
Email: singtel-ind@singtel.com

Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

INDONESIA

SingTel Indonesia

Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

JAPAN

SingTel Japan

Tokyo
Japan Toll Free: 0120 680 229
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Osaka
Tel: +81 6 6458 1405
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

KOREA

SingTel Korea

Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

MALAYSIA

SingTel Malaysia

Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

MIDDLE EAST

SingTel Middle East

United Arab Emirates
Tel: +971 4 391 3527
Fax: +971 4 361 1063
Email: singtel-me@singtel.com

PHILIPPINES

SingTel Philippines

Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

TAIWAN

SingTel Taiwan

Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

THAILAND

SingTel Thailand

Bangkok
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

USA

SingTel USA

San Francisco
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 650 508 1578
Email: singtel-usa@singtel.com

Chicago
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Houston
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 713 590 5131
Email: singtel-usa@singtel.com

Los Angeles
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 213 489 9390
Email: singtel-usa@singtel.com

New York
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 212 269 7939
Email: singtel-usa@singtel.com

VIETNAM

SingTel Vietnam

Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Ho Chi Minh City
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Design and production by Su Yeang Pte Ltd
Printing by Times Printers Pte Ltd

SingTel

Headquarters

Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 14TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 28 July 2006 at 3.00 pm to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2006, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a first and final dividend of 10 cents per share, less income tax, in respect of the financial year ended 31 March 2006. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election [1]:
   (a) Mr Graham John Bradley [2] (independent member of the Audit Committee) **Resolution 3**
   (b) Mr Chumpol NaLamlieng [2] **Resolution 4**
   (c) Mr Lee Hsien Yang [2]. **Resolution 5**

4. To approve Directors' fees payable by the Company of S$1,453,000 for the financial year ended 31 March 2006 (2005: S$1,207,000; Increase: S$246,000) [3]. **Resolution 6**

5. To transact any other business of an Annual General Meeting.

Special Business

6. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

   (a) That Deloitte & Touche be and are hereby appointed as the new Auditors of the Company, in place of the retiring Auditors, PricewaterhouseCoopers, to hold office until the next Annual General Meeting of the Company at a remuneration to be determined by the Directors. **Resolution 7**

   (b) That authority be and is hereby given to the Directors to:

      (i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

      (2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

      at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

Notes:

(1) In relation to the retirement of Directors by rotation at the 14th Annual General Meeting, Mr Jackson Peter Tai is also due to retire by rotation, but has given notice to the Company that he does not wish to be re-elected to office thereat.

(2) Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance Report' in the Company's Annual Report 2005/2006.

(3) Voting Exclusion – Resolution 6
The Company will disregard any votes cast on this Resolution by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of that person (or those persons).
However, the Company need not disregard a vote if:
(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

(ii) *(notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in* pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below);

(II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(b) any subsequent consolidation or sub-division of shares;

(III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

(IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 8**

(c) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 9**

(d) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan shall not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time. **Resolution 10**

By Order of the Board

Ms Chan Su Shan
Company Secretary
Singapore, 28 June 2006

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 7 is to appoint Deloitte & Touche as the Company's new Auditors for the financial year ending 31 March 2007, in place of PricewaterhouseCoopers who will be retiring at the 14th Annual General Meeting. A copy of the notice of nomination of the proposed new Auditors, Deloitte & Touche, from a member of the Company is enclosed with the Company's 2005/2006 Annual Report.

Resolution 8 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the issued shares in the capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. The 15 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 8 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8 is passed, and (b) any subsequent consolidation or sub-division of shares.

Resolution 9 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 10 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan does not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time.

Notwithstanding Resolutions 8, 9 and 10, as the Company is admitted to the official list of Australian Stock Exchange Limited, the Company is bound to comply with the Listing Rules of Australian Stock Exchange Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.
2. Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Securities ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at 60 Carrington Street, Level 3, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.
3. To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 14 August 2006 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 pm on 11 August 2006 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 pm on 11 August 2006 will be entitled to the proposed final dividend, less income tax. Payment of the final dividend, if approved by members at the 14th Annual General Meeting, will be made on 31 August 2006.

NOTICE OF RECORD DATE

(for Shares Quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final dividend is 11 August 2006. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend, less income tax. Payment of the final dividend, if approved by members at the 14th Annual General Meeting, will be made on 31 August 2006.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Ms Chan Su Shan
Company Secretary
Singapore, 28 June 2006

Notes:

A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com

SingTel

Singapore Telecommunications Limited
Annual Report 2005/2006

Momentum

Sustaining Growth



Scaling Greater Heights

We seek innovations and ideas that give us the competitive edge to stay ahead.


WCG
WCG 2005
Singapore
Dead or Alive Ultimate
US$ 10,000
SILVER MEDALIST



Today, we hold the leading position in the telecommunications industry in Singapore with strong margins and profitability. Our financial strength, product breadth and geographic presence contribute significantly to our ongoing success. In a crowded marketplace, we remain focused on placing the needs and interests of our customers first, delivering products that add value.

We recognise that our continued industry leadership cannot be taken for granted. Increasingly, we must seek and build new areas of growth in a highly competitive and saturated market. The key is to constantly innovate and continually improve ourselves.

Innovation among our people allows us to create value for our stakeholders through the introduction of new services, products and processes. It differentiates us from the competition. It strengthens our leadership position.

Faced with a world that is changing everyday, our ability to think creatively and innovate will be a key factor in our quest for long-term growth. Together, as one company, we have begun the momentum to scale greater heights.

Our overseas business is an important engine for our continued growth. We made good progress in extending our reach in the region when we added Pacific Bangladesh Telecom to our regional mobile network, and opened SingTel Global Offices in Bangladesh and United Arab Emirates.

While we are gathering momentum, there is still much that we can do to sustain our performance in the future.

We are by far the largest multi-market mobile operator in Asia outside China, serving 85 million customers in seven markets but there are still substantial opportunities to grow in the region. Continuing to invest in new markets that offer us the best growth potential is a key focus.

We are the leading challenger to the incumbent telecommunications company in Australia. Our business in this market continues to grow faster than the industry but there is still considerable room for expansion. Growing our market share, profitability and scale is a priority.

Our goal is simple. By building on our momentum to go the distance, we can achieve sustainable growth and truly have the opportunity to lead in the region.



Photo courtesy of Brian J McMorrow

Going The Distance

We pursue expansion for our continuous growth, forging ahead to tap business opportunities and maximise value.





We work in unison to deliver [illegible]
[illegible] customers and continued growth for [illegible]








be a challenger
"I know I can do better than that."
"... I see the glass as half-full, not half-empty."
"... I kill the Same Old Way (S.O.W.)."

Our people are our most important and valuable asset. In our thrust to compete in the global marketplace, they are the primary driver of our ability to sustain growth, year after year. That is why we constantly invest to nurture the diverse wealth of talent in our midst.

Teamwork is a vital component for our growth. By working as one team with shared goals, we can accomplish great things. By sharing knowledge and talent across the Group, we can enhance our success. By collaborating, we can achieve the best results. All of us have a part to play. Each and every one of us can make a difference.

Our Core Values - Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence - underpin our desire to create a unity of purpose across the Group. They reflect our common aspiration to foster a performance-based culture that is open and innovative, and that promotes mutual trust and engagement.

By maintaining our momentum to move as one, we can build a strong foundation for our future growth and thrive in an environment of change, challenge and competition.

Group Financial Highlights

Operating Revenue



S$ million
15,000
10,000
5,000
0
11,995
12,617
13,138
FY03/04
FY04/05
FY05/06

Operational EBITDA [1] & Operational EBITDA Margin



S$ million
%
6,000
4,000
2,000
0
50
40
30
4,288
4,662
4,467
35.7
FY03/04
FY04/05
FY05/06
Operational EBITDA
Operational EBITDA Margin

Underlying Net Profit After Tax [2]



S$ million
4,000
3,000
2,000
1,000
0
2,517
3,060
3,295
FY03/04
FY04/05
FY05/06

Free Cash Flow [3]



S$ million
4,000
3,000
2,000
1,000
0
3,295
3,062
2,772
FY03/04
FY04/05
FY05/06

Proportionate EBITDA [1] - FY05/06



2%
32%
34% Australia
32% Singapore
32% Regional Mobile
2% Others

Revenue Mix by Services - FY05/06



2%
7%
7%
19%
19%
39% Mobile Communications
19% Data and Internet
19% National Telephone
7% IT and Engineering
7% Sale of Equipment
7% International Telephone
2% Others

(1) *Refers to earnings before interest, tax, depreciation and amortisation.*
(2) *Refers to net profit before exceptional items, Belgacom's net contribution, and exchange differences on short-term loan to Optus, net of hedging.*
(3) *Refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure.*



Chairman's Statement

I am happy to note that the SingTel Group recorded another excellent set of results for the financial year.

Although the telecommunications industry remained extremely competitive, our solid financial performance, balance sheet strength, management track record and new drive towards innovation put us in a stronger position to meet the challenges in the industry and keep the Group growing in the future.

Strong Financial Performance

The Group's operating revenue grew to a record S$13.14 billion, compared to S$12.62 billion in the previous year.

Operational EBITDA was 4.2 per cent lower at S$4.47 billion, reflecting increased contributions from lower margin businesses and the continuing competitive and pricing pressures in Australia.

Net profit attributable to shareholders was up 27 per cent to S$4.16 billion, driven by the strong performance of our associates and higher exceptional gains. Underlying net profit improved 7.7 per cent to S$3.30 billion, with our associates contributing a substantial 37 per cent or S$1.21 billion.

Underlying earnings per share was 19.77 cents, up 11 per cent. The increase was attributable to our better operational performance and a smaller capital base following the completion of the capital reduction exercise in September 2004.

Our robust results reflected our broad-based strengths in the markets that we operate. Our Singapore business continued to generate healthy cash flow. In Australia, Optus was yet again able to outperform the industry in intensely competitive market conditions and a declining profit environment.

Our regional investments, including those in high-growth markets like India and Indonesia, remained a key contributor to the Group's earnings. Together, our five regional mobile associates contributed S$1.57 billion to the Group's pre-tax earnings for the year, up 32 per cent. Dividends from these associates also grew strongly, by 67 per cent or S$202 million, to S$505 million.

Realising our Strategic Goals

Our consistent performance clearly demonstrates that the four key strategic priorities we have adopted – lead in Singapore, grow in Australia, partner across Asia and innovate for the future – are providing the right impetus for our present and future growth. During the year, we made further progress towards these goals.

Staying Ahead in Singapore

Our Singapore business performed well in an increasingly saturated market. We remained the industry leader and responded to the challenging business environment by constantly innovating and improving our services to give better value to our customers.

We were the first to launch 3G in Singapore and continued to lead the 3G market during the year. As at 31 March 2006, we had about 130,000 3G subscribers who are enjoying a range of value-added services. The launch of 3GTV has also enhanced the range and depth of our 3G content.

Our mobile subscriber base topped 1.66 million, up from 1.57 million a year ago, while our compelling broadband plans attracted more users.

Growth in IT and engineering services gained momentum as our wholly-owned subsidiary, NCS, signed up more customers and expanded to new markets. It also opened a new office in Bahrain. Major government contract wins during the year, including the National Service portal for the Singapore Ministry of Defence and an application processing system for the Hong Kong SAR Government's Immigration Department, attested to NCS' vast expertise in e-government initiatives.

Leading Challenger in Australia

Optus continued to reassert its competitive position and gain market share even as it attacked its cost base and invested for growth in the face of fierce competition.

As the leading challenger in the Australian market, Optus embarked on aggressive promotional campaigns and offered compelling plans to retain and win customers. As a result, its mobile subscriber base grew to 6.49 million, translating to a 33 per cent market share, and its broadband base rose 54 per cent to 546,000.

Optus purchased a 74.15 per cent stake in Virgin Mobile Australia Pty Limited for A$30 million in January 2006, increasing its shareholding in the company to 100 per cent. Optus plans to use the popular Virgin Mobile brand to boost its menu of mobile offerings.

In November 2005, Optus also invested A$26 million to acquire Alphawest, an Information and Communications Technology ("ICT") provider. The acquisition enhances Optus' capability to offer a full suite of IT and telecommunications services to its business clients. It has also placed Optus among the top 10 ICT service providers in Australia.

Building our Presence in the Region

We have strengthened our presence in the region, increasing our shareholding in Bharti to 31 per cent. We also acquired a 45 per cent stake in Pacific Bangladesh Telecom, a mobile service provider in Bangladesh, for US$118 million in June 2005.

With the acquisition, we now have regional mobile associates in five markets – AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia.

As at 31 March 2006, SingTel, Optus and our five regional mobile associates served 85 million mobile subscribers – the largest mobile base in Asia outside China.

During the year, SingTel played a key role in expanding the Bridge Mobile Alliance network by inviting telecommunications players and telecommunications- and IT-related companies to join the alliance. Formed in 2004, Bridge Mobile Alliance is Asia Pacific's leading mobile alliance comprising eight telecommunications members – Bharti (India), CSL (Hong Kong), Globe (Philippines), Maxis (Malaysia), Optus (Australia), SingTel Mobile (Singapore), Taiwan Mobile (Taiwan) and Telkomsel (Indonesia).

The alliance has since welcomed 10 Associate Members, including Hewlett-Packard, Motorola and Nokia. Together with its eight member operators, the total membership base stands at 18.

Innovating for Future Success

To harness the creativity and promote innovation within the Group, a new unit called SingTel Group Innovations ("SGI") was created in January 2006. SGI is a concrete example of how the Group is mobilising staff resources and entrusting them to generate new ideas that can hone our competitive edge.

Maintaining a Sound Financial Position

We are committed to making the best use of our capital resources to maintain an efficient capital structure. For the year, the Group's Return on Invested Capital improved from 16.2 per cent to 17.2 per cent.

We continued to focus on our core telecommunications business and to divest our non-core assets. We further reduced our stake in Singapore Post ("SingPost") by almost 5.0 per cent to 25.9 per cent, and divested some properties.

The Board is proposing to return S$2.3 billion to shareholders by way of a capital reduction. The capital reduction will involve the cancellation of approximately 5.0 per cent of SingTel's total issued share capital and a payout of S$2.74 for each share cancelled. For the majority of shareholders, this would mean one share cancelled for every 20 shares held. The exercise will improve shareholder returns without compromising our ability to make new investments.

In the light of our strong earnings and robust cash flow, the Board is also recommending a 25 per cent increase in final gross dividend for the year to 10 cents per share, amounting to S$1.7 billion.

In total, we are returning S$4.0 billion to shareholders. The Group's financial position remains strong after the payout with sufficient flexibility for further investments.

Reorganising to Focus on Key Businesses

During the year, we restructured the Company to more closely align ourselves to our key businesses, namely, Singapore, Australia and International. The new organisation structure, which came into effect in February 2006, sharpens our customer focus and improves our competitiveness.

Two new leadership positions have been created – Chief Executive Officer ("CEO") (Singapore) and CEO (International). Allen Lew, formerly Managing Director of Optus Consumer, has assumed the position of CEO (Singapore). Chua Sock Koong has been appointed CEO (International) while continuing in her current role as Group Chief Financial Officer ("CFO"). Paul O'Sullivan remains as CEO Optus. All three senior executives report to Group CEO, Lee Hsien Yang.

We have also reduced management layers, thus cutting bureaucracy and increasing the span of control of our managers.

To deliver our strategic goals, it is equally important for us to develop and retain talent in our organisation. Our SingTel-INSEAD Leadership Development Programme is one of our many initiatives designed to nurture future leaders who will keep the Company on course for the long term.

Good Corporate Governance

SingTel's high standards of corporate governance and transparency have won praises and recognition during the year.

At the Singapore Corporate Awards 2006, we garnered Gold Awards for 'Best Managed Board' and 'Best Investor Relations', while CEO (International) & Group CFO, Chua Sock Koong, was named 'CFO of the Year'.

For the third year running, we were voted winner of the 'Singapore Corporate Governance Award' and 'Most Transparent Company' by Securities Investors Association (Singapore).

Prospects for the Year Ahead

Going forward, we aspire to deliver double-digit earnings growth.

Our Singapore business is likely to produce free cash flow and operating revenue that are comparable with those for the financial year 2006. In Australia, Optus is investing now to outperform the market in the medium term. Our regional mobile associates should continue to deliver double-digit earnings growth, driving similar growth in the overall contribution from our associates. Cash dividends from our associates are also expected to increase.

Acknowledgements

I thank our Board of Directors, Group CEO, senior management team, union and staff for their commitment and dedication to the Group during the past year.

In particular, I would like to thank Mr Jackson Peter Tai who will be stepping down from the Board at this year's Annual General Meeting. He joined the SingTel Board in November 2000 and has contributed greatly to the Board over the years.

On behalf of my fellow Directors, I also thank our customers, shareholders, investors and business partners for their support.

With a stronger team and new efforts to enhance innovation and creativity within the Group, I am confident that we will succeed in our vision to become Asia Pacific's best communications group.



Chumpol NaLamlieng
Chairman





Board of Directors

Chumpol NaLamlieng

Chairman

Mr NaLamlieng, 59, is a non-executive and independent Director of SingTel. He was appointed a Director on 13 June 2002 and Chairman on 29 August 2003. Mr NaLamlieng was last re-elected as a Director on 29 July 2004.

Mr NaLamlieng is Member of the Board of Directors and Chairman of the Management Advisory Committee of The Siam Cement Public Co., Ltd. ("Siam Cement"). He was President of Siam Cement for 12 years before stepping down in December 2005. His career with Siam Cement spans more than 30 years. Prior to that, he worked with Thai Investment and Securities Co., Ltd., and International Finance Corporation, a member of The World Bank Group.

Mr NaLamlieng is also a non-executive Director of British Airways Plc. and a member of the Executive Committee to the World Business Council for Sustainable Development.

He is a former Director of Phoenix Pulp and Paper Public Co., Ltd., SembCorp Industries Ltd. and The Industrial Finance Corporation of Thailand.

Mr NaLamlieng was conferred the Royal Decoration, Knight Grand Commander (Second Class, Higher Grade) of the Most Illustrious Order of Chula Chom Klao, Thailand in May 2002 and the Officier de l'Ordre National du Mérite, France in July 2004. He holds a Bachelor of Science (Mechanical Engineering) from the University of Washington, USA and a Master of Business Administration from Harvard Business School, USA.

Graham John Bradley

Mr Bradley, 57, is a non-executive and independent Director of SingTel. He was appointed a Director on 24 March 2004 and was last re-elected on 29 July 2004.

Mr Bradley is a professional company director and is also involved in various philanthropic pursuits. He practised law





(Left to right) Top row: Chumpol NaLamlieng, Graham John Bradley, Paul Chan Kwai Wah, Heng Swee Keat, Simon Israel.
Bottom row: Professor Tommy Koh, Lee Hsien Yang, John Powell Morschel, Deepak S Parekh, Jackson Peter Tai, Nicky Tan Ng Kuang.

for six years in Australia and USA before joining McKinsey & Company in 1978. He was a Senior Partner of McKinsey & Company from 1984 to 1991, National Managing Partner of Blake Dawson Waldron from 1991 to 1995, and CEO of Perpetual Trustees Australia Limited from 1995 to 2003.

Mr Bradley is Chairman of HSBC Bank Australia Limited, Stockland Corporation Limited, Film Finance Corporation Australia Limited, Po Valley Energy Limited and Proteome Systems Limited, and a Director of MBF Australia Limited. He is also Chairman of the Garvan Research Foundation and Sydney Community Foundation, and a Director of Brandenburg Ensemble Limited. He is a former Director of Queensland Investment Corporation.

Mr Bradley holds a Bachelor of Arts and a Bachelor of Laws from The University of Sydney and a Master of Laws from Harvard Law School, USA.

Paul Chan Kwai Wah

Mr Chan, 52, is a non-executive and independent Director of SingTel. He was appointed a Director on 19 November 1999 and was last re-elected on 29 July 2004.

Mr Chan stepped down as Senior Vice President and Managing Director of Hewlett-Packard Asia Pacific Pte Ltd with effect from 1 May 2006. He spent almost 28 years in Hewlett-Packard, including seven years with Compaq Computer Asia Pacific Pte Ltd.

He is a former Director of Hewlett-Packard Asia Pacific Pte Ltd, Hewlett-Packard (China) Investment Ltd., Hewlett-Packard Singapore Pte Limited, Compaq Holdings Pte Ltd, Compaq Ventures Pte Ltd, Noel Gifts International Limited and the Singapore Economic Development Board.

Mr Chan holds a Bachelor of Science (Physics) from the University of Singapore and a Diploma in Marketing from The Chartered Institute of Marketing (UK). He also attended the Advanced Management Programme at the University of Hawaii. He is a member of The Chartered Institute of Marketing (UK), Marketing Institute of Singapore and Singapore Institute of Directors, and a Senior Member of the Singapore Computer Society.

Heng Swee Keat

Mr Heng, 45, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 July 2005.

Mr Heng is the Managing Director of the Monetary Authority of Singapore. He began his career in the Singapore Police Force where he was Assistant Commissioner of Police. He then served as Director of Higher Education at the Ministry of Education.

Mr Heng joined the Singapore Administrative Service in 1997 and was appointed Principal Private Secretary to the Senior Minister from 1997 to 2000. He was appointed Deputy Secretary at the Ministry of Trade and Industry in 2000 and CEO of the Trade Development Board in 2001. He was Permanent Secretary at the Ministry of Trade and Industry from November 2001 to April 2005. He is a former Director of Singapore Food Industries Limited.

Mr Heng was conferred the Public Administration Medal (Gold) at the Singapore National Day Awards 2001. He holds a Bachelor of Arts from the University of Cambridge, UK and a Master of Public Administration from Harvard University, USA.

Simon Israel

Mr Israel, 53, is a non-executive and non-independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 July 2005.

Mr Israel is Chairman, Asia Pacific of Danone Asia and a member of the Executive Committee of Group Danone. He held various positions in Sara Lee Corporation in the Asia Pacific region, including Country Manager/Zone Manager for Indonesia, the Philippines, the South Pacific and Thailand, from 1974 to 1991, before becoming President (Household & Personal Care), Asia Pacific from 1992 to 1996. Mr Israel will step down as Asia Pacific Chairman of the Danone group to take up an appointment as Executive Director of Temasek Holdings (Private) Limited with effect from 1 July 2006.

Mr Israel is Chairman of the Singapore Tourism Board, and a Director of Temasek Holdings (Private) Limited, Britannia Industries Ltd and Yakult Honsha Co., Ltd.

He is a former Director of Danone Asia Pte Ltd, Danone Food & Beverages India Pvt Ltd, Frucor Beverages Group Limited, Griffins Foods Pte Ltd, Hangzhou Wahaha Food Co. Ltd., PT Tirta Investama, Wuhan Dongda Brewery Co. Ltd, Wuhan Euro Dongxibu Brewery Co. Ltd, Wuhan Xingyingge Brewery Co. Ltd and Yeo Hiap Seng Ltd.

Mr Israel holds a Diploma in Business Studies from The University of the South Pacific.

Professor Tommy Koh

Professor Koh, 68, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 July 2005.

Professor Koh is one of Singapore's senior diplomats. He is an Ambassador-at-Large at the Ministry of Foreign Affairs, Chairman of the Institute of Policy Studies, National Heritage Board and Chinese Heritage Centre, and a Director of The Esplanade Co. Ltd.

Over the course of his career, Professor Koh has served as Dean, Faculty of Law at the National University of Singapore, Singapore's Permanent Representative to the United Nations and Singapore's Ambassador to USA. He was the founding Chairman of the National Arts Council and the founding Executive Director of the Asia-Europe Foundation.

He was also Singapore's Chief Negotiator for the USA-Singapore Free Trade Agreement. Professor Koh has served as the United Nations' Special Envoy to Russia, Estonia, Latvia and Lithuania. He was also Singapore's Agent in a dispute between Singapore and Malaysia over Singapore's land reclamation in the Straits of Johor, which was settled amicably. Professor Koh is a former Director of DBS Group Holdings Ltd.

In recognition of his contributions, Professor Koh has received awards from the Governments of Singapore, Chile, France, Finland, Luxembourg, Netherlands, Spain and USA. He has also received academic awards from universities around the world.

Professor Koh holds a Bachelor of Laws (First Class Honours) from the National University of Singapore, Master of Laws from Harvard University, USA, a post-graduate Diploma in Criminology from the University of Cambridge, UK, and Honorary Degrees of Doctor of Laws from Yale University, USA and Monash University, Australia.

Lee Hsien Yang

Group Chief Executive Officer

Mr Lee, 48, is an executive and non-independent Director of SingTel. He was appointed a Director on 1 May 1995 and was last re-elected on 29 August 2003.

Mr Lee joined SingTel in April 1994 as Executive Vice President (Local Services) and has served as its CEO since May 1995.

He is Chairman of the Board of Governors of Republic Polytechnic, a member of the Governing Board of the Lee Kuan Yew School of Public Policy, and a Director of Singapore Post Limited, Singapore Exchange Limited and INSEAD, France.

Mr Lee is a former Chairman of the Board of Singapore Science Centre, and a former Director of MediaCorp Press Limited and the Land Transport Authority.

Mr Lee is a graduate of the University of Cambridge, UK and has a Master of Science (Management) from Stanford University, USA.

John Powell Morschel

Mr Morschel, 63, is a non-executive and independent Director of SingTel. He was appointed a Director on 14 September 2001 and was last re-elected on 29 July 2004.

Mr Morschel is Chairman of Rinker Group Limited, and a non-executive Director of ANZ Banking Group Limited and Tenix Pty. Ltd. Prior to his present appointment, he was an Executive Director and then Managing Director and Chief Executive of Lend Lease Corporation Limited.

Mr Morschel was Chairman of CSR Limited and Leighton Holdings Limited. He is also a former Director of Westpac Banking Corporation, Rio Tinto plc and Rio Tinto Limited.

Mr Morschel holds a Diploma in Quantity Surveying from The University of New South Wales. He is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management.

Deepak S Parekh

Mr Parekh, 61, is a non-executive and independent Director of SingTel. He was appointed a Director on 31 May 2004 and was last re-elected on 29 July 2004.

Mr Parekh is Chairman of Housing Development Finance Corporation Limited ("HDFC") in India. He joined HDFC in 1978 and was its Managing Director from 1985 until he assumed his present office in 1993.

Mr Parekh is the non-executive Chairman of GlaxoSmithKline Pharmaceuticals Ltd. (formerly known as Glaxo India Ltd.), HDFC Asset Management Company Ltd., HDFC Chubb General Insurance Company Ltd., HDFC Standard Life Insurance Company Ltd., Siemens Ltd. and Infrastructure Development Finance Company Ltd. He sits on the Boards of Castrol BP India, Hindustan Lever, Indian Hotels Company and Mahindra & Mahindra.

Mr Parekh is a former Director of ICI India Ltd, National Housing Bank, National Thermal Power Corporation Ltd and The Dharamsi Morarji Chemical Company Limited. He has also been a member of various committees set up by the Government of India to examine policy issues.

Mr Parekh has received several awards, including the Padma Bhushan from the Government of India in 2006, the Businessman of the Year 1996 from Business India and the JRD Tata Corporate Leadership Award from the All India Management Association. He was also the first recipient of the Qimpro Platinum Award for Quality for his contributions to the services sector and the youngest recipient of the prestigious Corporate Award for Life Time Achievement from the Economic Times.

Mr Parekh holds a Bachelor of Commerce from Sydenham College of Commerce & Economics, Mumbai. He is a Chartered Accountant and a member of The Institute of Chartered Accountants in England & Wales.

Jackson Peter Tai

Mr Tai, 55, is a non-executive and independent Director of SingTel. He was appointed a Director on 8 November 2000 and was last re-elected on 29 July 2004.

Mr Tai is Vice Chairman and CEO of DBS Bank Ltd and DBS Group Holdings Ltd. He joined DBS in 1999 as CFO and was appointed President and Chief Operating Officer in 2001. Prior to joining DBS, Mr Tai was a Managing Director at the Investment Banking Division of J.P. Morgan & Co. and held several senior management posts, including senior officer for the Asia Pacific region and senior officer for the Western USA.

Mr Tai sits on the Boards of DBS Bank Ltd, DBS Group Holdings Ltd and CapitaLand Limited.

He is a former Director of several companies, including Bank of the Philippine Islands, Jones Lang LaSalle Incorporated, K1 Ventures Limited and Singapore Productivity & Standards Board.

Mr Tai holds a Bachelor of Science from Rensselaer Polytechnic Institute, USA and a Master of Business Administration from Harvard University, USA.

Nicky Tan Ng Kuang

Mr Tan, 47, is a non-executive and independent Director of SingTel. He was appointed a Director on 12 March 2002 and was last re-elected on 29 July 2005.

Mr Tan currently manages nTan Corporate Advisory Pte Ltd, a boutique firm specialising in corporate finance and corporate restructuring. He is also a Director of Fraser & Neave Limited.

Mr Tan was a Partner and Head of Global Corporate Finance at Arthur Andersen, Singapore and ASEAN region from 1999 to 2001. Prior to that, he was a Partner and Head of Financial Advisory Services at Price Waterhouse, Singapore and Chairman of Financial Advisory Services at PricewaterhouseCoopers, Asia Pacific region. He was engaged in audit work from 1978 to 1988.

Mr Tan is a Chartered Accountant and a member of The Institute of Chartered Accountants in England & Wales. He is also a Certified Public Accountant and a member of the Institute of Certified Public Accountants of Singapore.

Senior Management



(Left to right)
Top row: Lee Hsien Yang, Chua Sock Koong, William Hope.
Middle row: Allen Lew Yoong Keong, Lim Chuan Poh, Lim Eng.
Bottom row: Ng Yoke Weng, Paul O'Sullivan.

Senior Management

SingTel's Management Committee comprises eight senior executives whose biographical details are as follows:

Lee Hsien Yang
Group Chief Executive Officer
SingTel

Mr Lee, 48, joined SingTel in April 1994 as Executive Vice President (Local Services) and has served as its CEO since May 1995. He is Chairman of the Board of Governors of Republic Polytechnic, a member of the Governing Board of the Lee Kuan Yew School of Public Policy, and a Director of Singapore Post Limited, Singapore Exchange Limited and INSEAD, France. Mr Lee is a graduate of the University of Cambridge, UK and has a Master of Science (Management) from Stanford University, USA.

The following are in alphabetical order:

Chua Sock Koong
Chief Executive Officer (International) &
Group Chief Financial Officer
SingTel

Ms Chua, 48, joined SingTel in June 1989 as Treasurer. She has served as CFO since April 1999. In February 2006, Ms Chua was appointed to lead the international team while continuing in her capacity as Group CFO. As CEO (International), she is responsible for driving SingTel's strategic acquisitions and international business as well as the growth of SingTel's regional associates and NCS, its IT business arm. As Group CFO, she has overall responsibility for the financial affairs of the Group, including treasury and risk management. She also oversees the Group's corporate communications, corporate development, information systems, investor relations, and legal and secretariat activities. Ms Chua holds a Bachelor of Accountancy (First Class Honours) from the University of Singapore. She is a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore and a Chartered Financial Analyst.

William Hope
Executive Vice President (Networks)
SingTel

Mr Hope, 56, joined SingTel in October 2000. He was appointed Executive Vice President (Networks) in August 2003. Mr Hope leads and oversees the development and maintenance of an integrated and centrally-managed communications network infrastructure – one that leverages the Group's scale and scope to improve its strategic cost position and shape an enhanced experience for the customer. Before joining SingTel, Mr Hope was Chief Technical Officer with Cable & Wireless Optus in Australia where he was responsible for its local, long distance, mobile, Internet and satellite networks. He holds a Bachelor of Science (First Class Honours) from The University of Western Australia.

Allen Lew Yoong Keong
Chief Executive Officer (Singapore)
SingTel

Mr Lew, 51, was appointed CEO (Singapore) in February 2006 with responsibility for the overall development and performance of SingTel's business in Singapore, including Consumer, Business and Networks. Mr Lew joined SingTel in November 1980. He has served in various management positions before becoming CEO (Singapore), having been Chief Operating Officer of Advanced Info Service Public Company Limited – SingTel's mobile associate in Thailand, Chief Operating Officer of Singapore Telecom International Pte Ltd and Managing Director of Optus Consumer. Mr Lew holds a Bachelor of Electrical Engineering from The University of Western Australia and a Master of Science (Management) from the Massachusetts Institute of Technology, USA.

Lim Chuan Poh

Executive Vice President (Strategic Investments)
SingTel

Mr Lim, 51, joined SingTel in October 1998. He was appointed Executive Vice President (Strategic Investments) in February 2006. He oversees the performance of SingTel's regional assets and spearheads growth for the Group by pursuing opportunities for strategic investments globally. Mr Lim is also Chairman of Bridge Mobile Pte Ltd and a member of the GSM Association Board. He was previously Executive Vice President (Consumer Business) and had also held other senior roles in SingTel, including Executive Vice President (Corporate Business). Mr Lim has extensive managerial experience in the public sector and was Deputy Secretary at the Ministry of Communications prior to joining SingTel. He holds a Bachelor of Engineering Science (Honours) from Balliol College, University of Oxford, UK and a Master in Public Health Engineering from Imperial College of Science and Technology, University of London.

Lim Eng

Group Director (Human Resource)
SingTel

Mr Lim, 50, joined SingTel in September 1980. He was appointed Group Director (Human Resource) in September 2003 and oversees the development of human resource across the Group, including NCS and Optus. Prior to his current appointment, Mr Lim had key responsibilities for Corporate Products and the General Business Group. He was also President of New Century Infocomm Tech Co., Ltd., SingTel's associate in Taiwan. Mr Lim holds a Bachelor of Engineering (Electrical) from the University of Singapore and a Master of Science (Management) from the Massachusetts Institute of Technology, USA.

Ng Yoke Weng

Group Chief Information Officer
SingTel

Mr Ng, 50, joined SingTel in May 1997 as Chief Information Officer. He assumed the redesignated position of Group Chief Information Officer in May 2003 following the successful integration and consolidation of the IT systems of SingTel in Singapore and Optus in Australia. Mr Ng is responsible for planning, developing and managing the Group's IT infrastructure and information systems to ensure quality service delivery and operational efficiency. He holds a Bachelor of Electrical Engineering (First Class Honours) from the University of Canterbury, New Zealand.

Paul O'Sullivan

Chief Executive Officer
Optus

Mr O'Sullivan, 45, was appointed to lead Optus in September 2004. He is responsible for all aspects of the performance and operations of Optus in Australia. Prior to his current appointment, he served as Chief Operating Officer for three years, following the acquisition of Optus by SingTel in 2001. Mr O'Sullivan joined Optus as Retail Marketplace Manager in its Business Division in 1996 and became Managing Director of its Mobile Division in 1998. Before Optus, he had spent 11 years in various management roles with the Royal Dutch Shell Group. Mr O'Sullivan holds a Bachelor of Arts (Moderatorship) in Economics (First Class) from Trinity College, The University of Dublin and is a graduate of the Harvard Business School's Advanced Management Programme.

Organisation Structure

Group Chief Executive Officer

Chief Executive Officer Singapore

- Business
- Consumer
- Corporate Brand Marketing
- Networks
- Regulatory and Interconnect Strategy
- Singapore Telco Strategy
- SingTel Global Offices
- Wholesale

Chief Executive Officer International & Group Chief Financial Officer

- Corporate Communications
- Corporate Development
- Corporate Finance
- Information Systems
- Investor Relations
- Legal and Secretariat
- NCS
- Strategic Investments
- Tax Planning and Compliance
- Treasury

Business
- Serves all corporate and small and medium-sized enterprise accounts in and outside Singapore
- Offers voice, data, Internet and IT solutions

Consumer
- Principal product line responsibilities are mobile, broadband, fixed-line solutions and payphones, while customer-fronting units focus on the consumer market in Singapore
- Offers services such as national and international voice, mobile and paging communications, Internet access, equipment sales and broadband capacity
- Manages SingTel's customer service centres and retail outlets, including SingTel's *hello!* shops and channel partners

Corporate Brand Marketing
- Guardian of the SingTel brand
- Leads brand strategy through brand-building initiatives that support SingTel's continued and sustained growth
- Supports delivery of the brand across marketing disciplines

Networks
- Manages the technology selection, engineering development and operations of the national fixed-line and mobile telecommunications networks in Singapore

Regulatory and Interconnect Strategy
- Manages regulatory and interconnect policy, economic regulation, compliance and industry liaison for the Group in Singapore
- Acts as the single point of interface with the telecommunications and broadcast regulatory authorities and other government/regulatory agencies

Singapore Telco Strategy
- Drives strategy formulation for value creation of the Singapore Telco business

SingTel Global Offices
- Manages a network of SingTel Global Offices in Asia, Europe and USA to provide expanded reach and offer high quality, seamless services that best meet the demands of customers across all regions

Wholesale
- Manages all voice and data businesses with international carriers
- Manages the wholesale business in Singapore

NCS
- Provides IT and communications engineering solutions for customers in the Asia Pacific region

Strategic Investments
- Supports the growth objectives of SingTel's business groups through strategic investments in the region

Support Units
- Formulates and executes the Group's overall strategy and policies, and supports high standards of corporate governance which are critical to maintaining investors' trust and confidence in the SingTel Group
- Manages corporate affairs and financial matters, including legal, corporate communications, media and investor relations, treasury, financial structure and tax planning
- Supports the Group's businesses with quality IT solutions

Audit Committee

Chief Executive Officer Optus

- Optus Business
- Optus Consumer
- Optus Small and Medium Business
- Optus Wholesale and Satellite
- Networks
- Virgin Mobile Australia
- Support Units

Group Director Human Resource

- Labour Management Relations
- Learning and Organisation Development
- Performance Management
- Recruitment
- Rewards and Benefits

Vice President Audit

Optus Business
- Provides services to corporate and government clients

Optus Consumer
- Offers services and products to Australian consumers, including mobile, long distance and local telephony, and high-speed Internet access

Optus Small and Medium Business
- Meets the telecommunications needs of small and medium businesses in Australia

Optus Wholesale and Satellite
- Provides services and capacity to other telecommunications and communications companies
- Manages Optus' satellite business

Networks
- Manages the technology selection, engineering development and operations of the national fixed-line and mobile telecommunications networks in Australia

Virgin Mobile Australia
- A wholly-owned subsidiary that operates a virtual mobile network using Optus' mobile infrastructure

Support Units
- Support functions include Corporate Marketing, Corporate and Regulatory Affairs, Finance, Human Resources, Information Technology, Organisational Renewal, and Strategy and Corporate Development

Human Resource
- Provides business support, and formulates and implements human resource policies and practices across the Group

Audit
- Assists the Board in promoting sound risk management and good corporate governance through assessing the adequacy and effectiveness of internal controls relating to the Group's key business and operational processes in areas set forth in the audit plan
- Reports to the Audit Committee on significant issues relating to the risk management, internal controls and governance processes and the resolution of these issues
- Provides advisory and internal consulting services to the Group's Management to enhance risk management, internal controls and governance processes

Operating and Financial Review



Contents

Overview

SingTel was incorporated in March 1992 and became a public company in October 1993. The Company was listed on the Singapore Exchange ("SGX") in November 1993.

SingTel is majority owned by Temasek Holdings (Private) Limited which owns 56.5 per cent of SingTel's issued share capital. The rest of the shares are in public hands.

The principal operations of SingTel are in Singapore and Australia. The SingTel Group has subsidiaries that are engaged in activities such as the provision of mobile phone, Internet, IT and consultancy services, and the sale of telecommunications equipment.

SingTel was listed on the Australian Stock Exchange ("ASX") in September 2001 when it acquired Optus, the second largest communications provider in Australia.

SingTel also has interests in several other communications companies outside Singapore, including AIS in Thailand, Bharti in India, Globe in the Philippines, Pacific Bangladesh Telecom in Bangladesh and Telkomsel in Indonesia.

Today, SingTel is the largest company listed on the SGX with a market capitalisation of S$44 billion (US$27 billion) as at 31 March 2006, and offers investors an opportunity to own part of a truly regional communications group with operations and investments in more than 20 countries and territories.

SingTel Group Structure

SingTel

Major Subsidiaries

- **Singapore**
  - Singapore Telecom Mobile Pte Ltd *("SingTel Mobile")*
  - SingNet Pte Ltd *("SingNet")*
  - Telecom Equipment Pte Ltd *("Telecom Equipment")*
  - NCS Pte. Ltd. *("NCS")*
- **Overseas**
  - SingTel Optus Pty Limited *("Optus")*

Major Associates and Joint Ventures

- **Singapore**
  - Singapore Post Limited *("SingPost")*
- **Overseas**
  - Advanced Info Service Public Company Limited *("AIS")*
  - Bharti Airtel Limited *("Bharti")*
  - Globe Telecom, Inc. *("Globe")*
  - Pacific Bangladesh Telecom Limited *("Pacific Bangladesh Telecom")*
  - PT Telekomunikasi Selular *("Telkomsel")*
  - New Century Infocomm Tech Co., Ltd. *("NCIC")*
  - Network i2i Limited *("i2i")*
  - Southern Cross Cable Holdings Limited *("Southern Cross")*

Note:
Please refer to Note 45 to the Financial Statements on page 165 for the comprehensive list of companies in the Group.

Vision, Mission and Strategies

SingTel's vision is to be Asia Pacific's best communications group. Our mission is to break barriers and build bonds so that we make communications easier, faster, more economical and more reliable for individuals and businesses. At the same time, we want to create and deliver value to our customers, business partners, shareholders and employees.

To achieve our vision and mission, we have adopted five strategic goals:

- **Lead in Singapore** – We will maintain our leadership position in Singapore by continuing to focus on growing usage, providing enhanced services to our customers and leveraging our strong brand equity.
- **Grow in Australia** – We will continue to grow our market share in Australia through Optus, which is the leading challenger to the incumbent telecommunications operator. Optus aims to achieve revenue growth and margin improvements. To reach these goals, Optus will deliver a simple, innovative and reliable experience to customers, ensure cost leadership in target markets, strengthen its 'challenger' culture and leverage the scale of the SingTel Group as a whole.
- **Partner across Asia** – We will expand our regional franchise across Asia Pacific. Our focus is on executing and maximising the value of our existing businesses


SingTel


yes'
OPTUS

***Left:** As the number-one telecommunications service provider in Singapore, we remain committed to offering our customers the best value and the most innovative communications solutions to meet their diverse and changing needs.*

***Top:** Optus is the second largest communications company in Australia and is focused on capturing market share, stimulating revenue and achieving scale for continuous growth.*

and regional partnerships. This includes reviewing opportunities to increase our shareholdings in existing associates and the flexibility to consider new investments, if they make sense both strategically and financially.

The geographic focus will remain in Asia Pacific, with a preference for strategic investments where we can add value by taking an active role in management and where such investments can be funded from internal cash flow generation.

- **Connect Asia** – Our network of SingTel Global Offices and extensive infrastructure have allowed us to deliver reliable and quality network solutions to our customers. We will enhance our service and network infrastructure to better serve our customers throughout Asia Pacific.

- **Innovate for the Future** – We will enhance our position as an integrated provider of wireline and wireless services for consumers and businesses by providing innovative communications solutions to meet their evolving needs, and nurturing our human and intellectual capital to achieve organisational excellence.

We measure our progress in realising our vision and mission by delivering sustainable shareholder value, maximising customer satisfaction and being an employer of choice.

Bottom: We work closely with our partners across Asia so as to maximise the value of our existing businesses and regional partnerships as well as to sustain our growth.





***Top:** Our customers enjoy unparalleled reach across the globe with our advanced and extensive telecommunications infrastructure, and worldwide network of 37 SingTel Global Offices.*



Operating and Financial Review

Business in Singapore

We continue to be the leading telecommunications service provider in Singapore. Despite the fiercely competitive market, we gained 94,000 new mobile customers year-on-year and increased our total mobile subscriber base to 1.66 million. Our broadband business also performed well, with the number of broadband lines rising 18 per cent to 352,000. In IT and communications engineering, our wholly-owned subsidiary, NCS, maintained its steady revenue growth by creating and delivering value to its customers.

Mobile Services

During the year, we continued to build on our value propositions.

In response to a growing prepaid mobile market, we launched a series of innovative prepaid mobile features aimed at bringing the most compelling value to our customers.

With *Free Sunday Calls* and *Free Outgoing Calls Everyday* – the first of their kind in Singapore – new and existing prepaid mobile customers can enjoy free outgoing local calls everyday. Customers also benefited from more free calls with the launch of *Free Incoming Calls* and *Free International Direct Dialling ("IDD") v019 Calls* to 13 destinations.

We were also the first to introduce the lowest prepaid card value in the market – the S$10 Prepaid Card. The card gives greater value to customers as they need only pay S$8 to receive S$10 worth of calls.

In addition, holders of the *Kababayan Card* – a co-brand prepaid mobile card with our regional mobile associate, Globe – became the first prepaid card users in Singapore to enjoy free IDD calls to Globe customers in the Philippines.


hello!
SingTel

Opposite page & right:
We constantly add value to our mobile services to cater to the needs of our customers. Among the new mobile features that we launched during the year were free incoming local calls everyday for our prepaid mobile users.

Our focus on adding value to our prepaid mobile services has provided us with a stronger competitive positioning. As at 31 March 2006, we had 456,000 prepaid mobile subscribers.

The year also saw the availability of a 2-in-1 Subscriber Identity Module ("SIM") card where customers have the flexibility of making calls and sending Short Message Service ("SMS") through either of two mobile numbers with just one SIM card and one mobile phone.

In line with our efforts to promote mobile commerce, we partnered the Land Transport Authority to launch *Easi-ERP* during the year. *Easi-ERP* is an electronic payment service that allows customers to conveniently pay their outstanding Electronic Road Pricing ("ERP") charges through their SingTel Mobile bills and enjoy a lower ERP administrative fee at the same time.

We believe that protecting mobile users, especially minors, from inappropriate mobile content is good business practice. As a socially responsible organisation, SingTel – together with two local telecommunications service providers – developed and launched a voluntary code in March 2006 to self-regulate mobile content in Singapore. The code provides a common framework for the development and marketing of mobile content and is guided by the principle that such content should be consistent with material that is available to the general public on an unrestricted basis from other mainstream media.

Forging Ahead with 3G

Since the launch of our 3G service in February 2005, our 3G subscriber base has been growing steadily. Today, we lead the market with about 130,000 3G customers who are responding positively to our range of value-added services that include video calls at voice rates, cheaper data charges and free video streaming. We continue to offer the most extensive 3G roaming coverage to our mobile customers in Singapore. The popularity of our 3G service attests to how it is boosting mobile communications and making information and entertainment more accessible.


3loGy
It's 3G. And beyond

***Left:** Since we started our 3G service in February 2005, our customers have been responding positively to our range of value-added services. As at end-March 2006, we led the market with approximately 130,000 3G customers.*

***Top:** SingTel was the official telecommunications company, Internet Service Provider and Internet Data Centre of the World Cyber Games held in Singapore in November 2005.*

Operating and Financial Review

We are able to offer roaming to virtually anywhere in the world with our 3G roaming service to Japan and Korea which do not use 2G Global System for Mobile communications ("GSM") networks. Using a single tri-band 3G handset, mobile users can remain contactable on their mobile numbers even when they travel to USA, Japan and Korea.

We brought more value and convenience to our 3G customers when we introduced Singapore's first large capacity 3G SIM card with 128 kilobytes of memory. Called *SIM1000*, the card can store up to 1,000 first-number contacts (i.e., up to four times the number of phone contacts that can be stored in a typical SIM card with 64 kilobytes of memory), 1,000 second-number contacts and 250 email entries, and comes at an affordable price.

Yet another first was achieved when we secured a pre-album screening of artiste Stefanie Sun's music video 'A Perfect Day' ('Wan Mei De Yi Tian') from Warner Music Singapore on our *musicVibes* portal before its general release. SingTel's 3G customers were the first to catch the music video on their 3G handsets for free.

Launched in May 2005, *musicVibes* is enhancing the lifestyles of our customers by enabling them to use their mobile phones as portable music devices to browse their favourite songs, preview, purchase and download music content and ringtones.

In July 2005, SingTel – as an Official Sponsor of the 117th International Olympic Committee Session held in Singapore – provided 'live' 3G video streaming of the presentations by candidate cities, namely, Paris, New York, Moscow, London and Madrid, and the results of the vote. Our 3G customers were among the first in the world to watch, on their 3G handsets, United Kingdom win the right to host the 2012 Summer Olympics.





Left: Our no-frills broadband packages, coupled with their affordability and excellent value, had attracted more online users and helped us to maintain our lead in the broadband Internet market.

Bottom: To meet the fast-growing demand for greater mobility, members of the public – including non-SingNet customers – can now enjoy wireless surfing at all our 260 hotspots through our Unlimited Outdoor Wireless Surf plan.

Internet Services

Growth in our Internet services during the financial year was spurred by the affordability of our retail broadband plans and attractive promotions.

Our no-frills broadband packages – *SingNet Broadband 512kbps Unlimited, 1500kbps Unlimited, 3.5Mbps Unlimited* and *10Mbps Unlimited* – were well received by online users who preferred more basic plans. Besides enjoying affordable rates, customers received attractive value-added services such as free Asymmetric Digital Subscriber Line (ADSL) Ethernet modems and free 30MB email storage.

To meet the fast-growing demand for greater mobility, we extended the convenience of WiFi surfing to the public and non-SingNet subscribers at all our 260 hotspots through our new *Unlimited Outdoor Wireless Surf* plan.

At the business level, we launched *BizWeb Solutions* ("BWS") in August 2005. BWS is a robust and cost-effective web communications service that is tailor-made for small and medium-sized enterprises ("SMEs"). It functions as a company Intranet and boasts a suite of product features aimed at helping businesses achieve increased productivity and efficiency. In addition, BWS comes in a Mandarin version that is especially useful for SMEs doing business in or expanding into China and other Chinese-speaking markets.

Other initiatives during the year were directed at engaging our youth population and enriching the customer experience. These included the following:

- Co-organising the first National Interschool Blogging Championship with the Ministry of Education;
- Launching the region's first mobile gaming competition, World Cyber Games Mobile Championship – Asia, with our Bridge Mobile Alliance partners who are leading mobile operators in their respective countries. We also secured the exclusive rights to host the Championship from 2005 to 2007 in selected Asian countries; and



Left: Our priority, in seeking to serve our customers better, is to build closer relationships by listening to them, understanding their needs, and then delivering simple yet effective solutions.

- Becoming the official Internet Service Provider, telecommunications company and Internet Data Centre of the World Cyber Games 2005 that pitted the best mobile gamers from Asia, Europe and USA against one another. We were also the Sole Sponsor of Cyber Team Singapore's cyber athletes representing Singapore at the Grand Finals.

Building Customer Relationships

We are building closer relationships with our customers by continually listening to them, developing exciting ways to understand and meet their needs, and creating innovative ways to reward them.

We achieved a milestone when we became the first in the local telecommunications market to offer direct cash rebates to customers through our *red Rewards* loyalty programme. Developed in response to feedback from customers for a simple and hassle-free way of earning rewards, *red Rewards* lets them earn rebates on their SingTel bills instantly, instead of points.

For our most valued customers, *red Prestige* accords them recognition and rewards over and above the privileges of *red Rewards*, including a *red Prestige* membership card and priority service from specially-trained staff at selected SingTel *hello!* shops.

We have also opened a new *Teleshop* store at Ngee Ann City that is helping us to better serve a new generation of discerning customers and their exacting lifestyles. Located in the prime Orchard Road belt and with over 1,000 square feet of retail space, the concept store features an eye-catching open floor plan and user-friendly counters that are specifically designed to invite the customer to browse, touch and feel the products on display. Customers can also expect the accessible and friendly service that has become synonymous with the *Teleshop* name.

IT & Communications Engineering Services

We provide IT and communications engineering services mainly through our wholly-owned subsidiary, NCS. With a presence in 14 locations in 10 countries across Asia Pacific, South Asia and Middle East, NCS is the leading IT service provider in Singapore and among the top 10 in Asia Pacific.


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Left: *NCS is the leading IT service provider in Singapore and among the top 10 in Asia Pacific, with operations in 10 countries across Asia Pacific, South Asia and Middle East.*

Top: *Among the notable multi-million projects that NCS won during the year was the S$10 million contract to design and provide intelligent building solutions for the 50-storey World Trade Centre in the Kingdom of Bahrain.*

In December 2005, NCS – through its Managed Services and Infrastructure Management groups – became the first company in Singapore to be awarded the British Standard ("BS") 15000 by PSB Certification. BS15000 is the first worldwide standard aimed at IT service management and meeting the industry standard has served to differentiate NCS as a service provider of high quality, and consistent and scalable delivery.

Riding on the growing outsourcing trend, NCS clinched several IT and business process outsourcing projects both at home and abroad during the year.

In Singapore, its multi-million projects included the management and operation of the National Service portal for the Ministry of Defence, and contracts from the Infocomm Development Authority of Singapore ("IDA"), Ministry of Home Affairs and National Library Board.

One of NCS' biggest overseas wins was a HK$300 million contract from the Hong Kong SAR Government to provide a one-stop solution for the Immigration Department's new Application and Investigation Easy System, and Electronic Records and Document Management System.

NCS made its first foray into the Middle East market when it won a S$10 million contract to help the Kingdom of Bahrain design and implement intelligent building solutions for its first World Trade Centre building.

Among its other key projects in the region were the establishment and operation of a joint venture data centre for Great Eastern Life Assurance in Shanghai, and the implementation of a single sign-on security solution for the Victoria State Government's Victorian Business Master Key initiative. Good momentum was also achieved in other overseas markets with NCS winning contracts in Brunei, Fiji, Korea, Kyrgyz Republic and Qatar.


'yes'
OPTUS

Operating and Financial Review

Business in Australia

Optus ended the financial year with another set of strong results. Notwithstanding the intense levels of competition, it was once again able to grow faster than the industry. It took the lead in increasing competition in the broadband market and added more broadband customers to its base. Optus registered healthy growth in mobile customer numbers, even though the market is moving closer to saturation and experiencing keen price competition with capped plans. Optus Business together with Optus Wholesale and Satellite continued to win customers and gain overall market share.

Optus Mobile

During the financial year, the number of Optus mobile subscribers grew by 565,000, resulting in a subscriber base of 6.49 million. Optus' mobile market share stood at 33 per cent.

Optus continues to lead Australia's mobile market with new technologies and innovative offers.

An important initiative was the launch of the Optus 3G network. In April 2005, Optus unveiled its 3G network in Canberra, making it the first carrier to provide 3G services in the nation's capital. The initial rollout enabled Canberra-based businesses and government-based agencies to access and download data at high speeds via the Optus 3G mobile network.

Extension of the 3G network to consumers in Sydney, Canberra, Melbourne, Brisbane's Central Business District and major Australian airports quickly followed in November 2005, together with the simultaneous introduction of a range of 3G product differentiators not seen before in the Australian market. These 3G services included Australia's first mobile Instant Messaging service; *MyZooNow* – an intuitive and personalised information portal; and *Optus Wireless Connect* – the first Australian laptop datacard to offer seamless roaming across the GSM, 3G and WiFi networks.


OPTUS
World
EXIT
OPEN
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Opposite page: *Customers are enjoying simple and more affordable broadband plans with Optus. Indeed, Optus had taken the lead in increasing competition in the Australian broadband market and expanded its broadband subscriber base by 54 per cent to 546,000.*

Left: *One of Optus' key strategies in driving growth in its consumer business is to aggressively defend and reinforce its market position by actively retaining existing customers and capturing its share of new subscribers.*

Optus' 3G rollout to more than 2,000 base stations covering the six major capital cities is scheduled to be completed by March 2007.

Among Optus' other key achievements for the financial year were the following:

- Attaining more than one million registered users for *Optus Zoo*, its mobile content portal;
- Introducing *Optus A$49 Cap Plus PTT* – the first monthly mobile capped plan to include Push to Talk ("PTT"). PTT is a service that allows the user to chat with up to five other people at once;
- Becoming the first carrier to launch a prepaid PTT service;
- Launching *Optus Turbocharge* in response to the prepaid mobile market's demand for greater value at an affordable entry point while, at the same time, increasing the Average Revenue Per User ("ARPU"). For an A$30 recharge, customers receive A$120 worth of credit;
- Pioneering *SIM Backup* – a revolutionary service that automatically backs up contacts stored on mobile phone SIM cards; and
- Adopting an increased focus on customer management facilitated by continuing investments in customer segmentation and information resources.

A total of 211 new GSM base stations were deployed across Australia during the financial year, 54 per cent of which were in regional and rural centres. In addition, 1,100 base stations were installed in conjunction with the rollout of Optus 3G. Indeed, Optus has doubled the size of its mobile phone network in New South Wales, Queensland and Victoria over the last six years. Its network now covers more than 600,000 square kilometres of Australia's land mass and provides coverage to more than 96 per cent of the Australian population.

Optus' strong retail presence of more than 140 *Optus World* stores throughout Australia is complemented by a large dealer network of 520 retail points for postpaid services and 6,000 points for prepaid activation, including Australia Post, Coles and Woolworths. Recharge cards are available from more than 12,000 retail points.

Optus took a major step towards enhancing its assets when it increased its shareholding in Virgin Mobile Australia Pty Limited ("VMA") to 100 per cent in January 2006. This was achieved by the acquisition of 74.15 per cent of VMA from the Virgin Group for A$30 million.



Operating and Financial Review

The newly-acquired and exclusive use of the Virgin Mobile brand in Australia will allow Optus to market an expanded product menu to consumers, particularly the youth and value-conscious segments, under the established Virgin brand.

To drive further growth in its mobile business, Optus remains focused on three strategies:

- Grow its share of the business mobile market;
- Stimulate data revenue; and
- Leverage its traditional strength in the consumer segment. Optus will move to aggressively defend and reinforce its market position by actively retaining existing customers and capturing its share of new subscribers.

Optus Consumer and Multimedia

Optus Consumer and Multimedia celebrated several key milestones during the financial year.

Most notable was the commencement of the rollout of its A$150 million access network, *Optus Direct*, which will extend Optus' broadband and telephony reach to cover 2.9 million homes and businesses. This is in addition to Optus' Hybrid Fibre Coaxial ("HFC") cable network which can serve 1.4 million homes in Sydney, Melbourne and Brisbane.

In launching *Optus Direct*, Optus also became the first major telecommunications provider to offer broadband speeds of up to 20Mbps, or up to 13 times faster than the top speed of 1.5Mbps offered by the incumbent's wholesale network. Consequently, *Optus Direct* has not only reinforced Optus' position as a challenger – providing consumers with more choices, quality services and true value – but has also stepped up competition in the Australian telecommunications market.

During the financial year, Optus continued to drive subscriber and revenue growth by offering simple but differentiated product plans.



Opposite page: In the business sector, Optus continued to grow its portfolio of corporate and government clients with new contract wins while retaining its existing partnerships with major customers at the same time.

Right: Optus successfully launched its 3G network in major Australian cities, including Sydney, Canberra, Melbourne and Brisbane during the year. It also introduced an exciting range of innovative 3G services for customers.

As at end-March 2006, it had 473,000 residential telephony customers on the HFC network with 73 per cent taking up multiple Optus products. It also had 546,000 broadband subscribers and 368,000 dial-up Internet users.

In November 2005, Optus restructured its cable and Digital Subscriber Line ("DSL") broadband plans so that consumers can enjoy simpler plans with faster download speeds and higher data limits.

In addition, Optus introduced a new entry-level broadband plan in March 2006 which, at A$19.95 per month, made broadband even more affordable to consumers. A 30-day broadband trial offer allowed customers to sample the benefits and speeds of broadband without any risks.

Optus' ability to offer integrated telecommunications packages was strengthened when it launched its digital television service called *Optus TV featuring FOXTEL Digital*. *Optus TV featuring FOXTEL Digital* gives customers access to more than 100 channels of programming with superior sound and picture quality and interactive features.

Customers also experienced a breakthrough in telephony when Optus led the way in combined home and mobile plans with the launch of its *OptusOne* plans. The plans include line rental, mobile phone value, and local, national and international calls for just one simple monthly fee. Subscribers to *OptusOne* received excellent value by saving on their home and mobile phone bills.

Strategically, Optus has formed a major alliance with Ninemsn – Australia's leading online publisher – to develop and provide unique Internet and mobile services. The partnership will enable Optus customers to enjoy a truly convergent information and communications experience over Optus' broadband and 3G networks.

Moving forward, Optus will continue to capture scale in broadband and telephony. Its new *Optus Direct* network, along with simple product offerings and superior customer service, puts Optus in a prime position to grow and retain its customer base.



Left: The launch of Optus' D1 and D2 satellites, targeted in 2006 and 2007 respectively, will strengthen Optus' position as a leading provider of satellite services in Australia and New Zealand and provide a platform for the growth of its satellite business.

Opposite page: Optus is focused on offering products that give better value to consumers, such as the OptusOne plans. The plans allow customers to save money by combining the home phone with the mobile – including line rental, mobile phone value, and local, national and international calls.

Optus Business and Optus Wholesale & Satellite

Optus Business achieved steady momentum in growing its portfolio of corporate and government clients over the financial year while retaining its partnerships with major customers such as IBM, ING, St George Bank and Suncorp-Metway.

New contract wins included AON, Flight Centre Australia, Inchcape, National Foods, NSW Health Department, Primary Health Care, Publishing & Broadcasting Limited, QBE Insurance and The University of New South Wales.

Optus' success in the corporate sector demonstrates its capability to develop customised solutions to meet the diverse needs of Australian organisations. With its expertise and experience, Optus is well positioned to leverage disruptive technologies and the opportunities in the new era of telecommunications convergence to make it simpler for corporations to do business.

In November 2005, Optus successfully acquired Alphawest for A$26 million to realise its growth aspirations as an integrated ICT provider. The acquisition of Alphawest – a high quality ICT service provider – has enhanced Optus' capability to offer end-to-end solutions to corporate and government clients. It has also placed Optus in the top 10 ICT service providers, by revenue, in Australia.

Optus Wholesale continued to lead the market in the delivery of profitable, innovative, timely and complete communications solutions to carriers and service providers. New wholesale contract wins for the year included iiNet, M2, Westnet and Soul.

As a leading provider of satellite services in Australia and New Zealand, Optus counts among its satellite customers such pre-eminent companies as the Australian Broadcasting Corporation, FOXTEL and SKY Network Television as well


THE 'yes' SHO

as government agencies like the Australian Department of Foreign Affairs and Trade.

The financial year saw significant progress made in the development of Optus' D1 and D2 satellites which are scheduled for launch in 2006 and 2007 respectively. The D-series, to replace Optus' B1 satellite, will carry Ku-band transponders designed to provide fixed communications and direct television broadcasting services to Australia and New Zealand.

Optus showed its support for science, technology and space innovation when it created *Optus Space Ace* to motivate and inspire students towards a career in science, space and technology. The online science quiz for both primary and secondary school students was held nationwide, with the winners receiving an all-expense paid trip to French Guiana, via Paris, to witness the launch of Optus' D1 satellite.

Optus Small and Medium Business

After completing its first year as a customer-facing unit, Optus Small and Medium Business ("SMB") has established itself as a dedicated telecommunications provider to Australia's small and medium-sized enterprises and achieved a number of noteworthy wins along the way.

Optus SMB has expanded its sales and distribution capabilities, created a dedicated service centre, and launched new and differentiated mobile, fixed voice and data propositions for the SMB market. Products and services introduced to meet the specific and unique needs of SMBs included *Business OptusOne, Optus Wireless Connect, SIM Backup,* Optus 3G, and a range of innovative mobile fleet and broadband plans.

Optus also offers SMBs a comprehensive distribution network, including *Optus World* and specialty retail stores, its community-based *Optus Business Direct* and quality specialty telecommunications providers.



Business across Asia

Regional Mobile Services

Our regionalisation initiative is focused on securing long-term growth by expanding our regional mobile capabilities and network. During the year, we reached new milestones with the announcement of a new acquisition in South Asia and the steady progress made by our existing regional mobile associates.

In June 2005, we announced our US$118 million investment for a 45 per cent stake in Pacific Bangladesh Telecom. The acquisition has further strengthened our regional footprint, giving us access to the rapidly growing telecommunications market in Bangladesh.

For the financial year, our five regional mobile associates, namely, AIS, Bharti, Globe, Pacific Bangladesh Telecom and Telkomsel, continued to be the mainstay of our earnings growth. Year-on-year, our regional mobile base (excluding SingTel and Optus) grew 34 per cent to 77 million subscribers.

SingTel and Optus, together with Bharti, Globe, Telkomsel and three other leading mobile operators in Hong Kong, Malaysia and Taiwan, are members of Asia Pacific's leading mobile joint venture company called Bridge Mobile Alliance.

Bridge Mobile Alliance was established in November 2004 to bring significant commercial benefits and economies of scale through close collaboration among alliance members. The alliance operates through a Singapore-incorporated joint venture company, Bridge Mobile Pte Ltd. It is also focused on creating a consistent delivery of mobile services across the region, thereby offering its more than 80 million mobile customers a seamless experience beyond borders.

During the year, Bridge Mobile Alliance moved quickly to realise its objectives. The following are some key highlights:

- Established a shared regional infrastructure and common service platforms to provide a more homogeneous network from which regional mobile services can be delivered cost-effectively and seamlessly;


TELKOMSEL
Begitu Dekat Begitu Nyata
simPATI
KartuHALO
Grha Pari Sraya
Service Center
GraPARI



Opposite page: In India, Bharti reaffirmed its market leadership when it registered a record growth of 78 per cent in its mobile subscriber base. As at the end of March 2006, the regional associate offered mobile services to 20 million subscribers.

Top and right: With its superior coverage, strong brand and wide distribution, Telkomsel maintained its leading position in the Indonesian mobile market with a 53 per cent share and a total subscriber base of 27 million as at 31 March 2006.

- Launched its inaugural suite of regional mobile services. *Bridge Roaming, Bridge Prepaid* and *Bridge Concierge* are roaming-related services aimed at delivering a more seamless mobile experience to customers when they roam across the alliance members' networks, while *Bridge Enterprise* provides a regional 'one-stop shop' service for enterprises with regional mobile needs; and
- Started the Associate Membership Scheme to extend alliance membership to key technology players, including application solution vendors, handset and network equipment providers and content developers. With 10 technology Associate Members already on board, the total alliance membership base – including the eight member operators – has grown to 18.

Corporate Business

Our extensive and excellent network infrastructure, alliances and partnerships, and local market knowledge and insights make us well placed to support companies that have or are planning to set up business operations in Asia.

Besides the emerging markets of China and India, Bangladesh and Middle East are presenting investment opportunities for many companies.

As a result, there is an increasing demand for telecommunications services in the region. We are building our presence accordingly and, during the financial year, we established a SingTel Global Office each in Bangladesh and United Arab Emirates ("UAE") which brought our network to 37 offices in 19 countries and territories.

The two new SingTel Global Offices will leverage the recently-launched South East Asia-Middle East-Western Europe 4 ("SEA-ME-WE 4") submarine cable to better position SingTel in meeting the strong demand for Internet and data access from markets in Asia and Middle East, as well as enhancing communications links between these markets and Europe and USA.

To enable businesses to stay connected even as they extend their footprint to Middle East, we partnered Etisalat (Emirates Telecommunications Corporation), a leading telecommunications service provider in Middle East, in a joint initiative to provide seamless private leased circuit solutions to link customers' offices in Singapore and UAE.







Top left: *Our regional associate, AIS, is the largest mobile communications operator in Thailand serving 17 million customers in the country as at the end of the financial year.*

Top: *Growth at Globe, our mobile associate in the Philippines, was steady, with the total number of subscribers reaching 13 million by year end.*

Left: *Our acquisition of a 45 per cent stake in Pacific Bangladesh Telecom has expanded our regional mobile footprint and given us access to the rapidly growing telecommunications market in Bangladesh.*

We have made inroads and will continue to move even more aggressively into the ICT arena, focusing on the creation of industry-based solutions to better serve our customers. Our range of services includes managed security, traffic optimisation, contact centre and business continuity planning solutions, as well as the building of community-based networks that support businesses with similar needs and reduce their costs of ownership.

Our ability to deliver reliable and high quality services to our clients, our commitment to excellent customer service and our efforts to go the extra mile are the reasons why global companies like Eastman Kodak Company and TNT Express Worldwide (UK) continue to entrust their network requirements to us.

They are also the reasons for the considerable industry recognition accorded to us. In Gartner's 'Survey of Best International Network Service Providers, Asia/Pacific, 2005', we received excellent ratings from corporate users for our international data services, including International Asynchronous Transfer Mode, International Leased Lines and International Internet Protocol-Virtual Private Network ("IP-VPN"). We were also voted 'Asia Pacific's Leading IP-VPN Service Provider' in Frost & Sullivan's 'International Data Services Market Analysis 2005'.

Network and Infrastructure

We have made significant investments to build an advanced and extensive global telecommunications infrastructure to provide diversity and reliability.

We offer unparalleled reach in Asia Pacific with one of the largest and most diverse suite of satellites and submarine cable systems. We are also the largest satellite service provider in Asia Pacific (excluding Japan), providing access to 38 geo-stationary satellites.

A major highlight for the financial year was the completion of the SEA-ME-WE 4 submarine cable, the fourth in a series of cables connecting Asia, Europe and North Africa. The US$500 million fibre-optic cable system – built by a consortium of 16 leading telecommunications players, including SingTel – has provided us with enhanced network resilience and connectivity to Asia, Europe, Middle East and the rest of the world.

Spanning about 20,000 kilometres across three continents, SEA-ME-WE 4 is capable of carrying telephone, Internet and various broadband data streams, besides offering ultra-fast connectivity for the rapidly growing international telecommunications traffic.

Group Five-Year Financial Summary

	Financial Year ended 31 March				
	2006	2005	2004	2003	2002 (1)
Income Statement (S$ million)					
Group operating revenue	**13,138**	12,617	11,995	10,259	7,269
SingTel	**4,141**	4,046	4,045	4,731	4,923
Optus	**8,998**	8,571	7,949	5,528	2,347
Optus (A$ million)	**7,192**	6,920	6,609	5,550	2,491
Group operational EBITDA	**4,467**	4,662	4,288	3,743	3,057
SingTel	**1,915**	1,992	2,008	2,396	2,587
Optus	**2,552**	2,669	2,280	1,346	470
Optus (A$ million)	**2,038**	2,155	1,892	1,350	499
Share of associates' earnings	**1,649**	1,260	1,120	1,032	241
Net profit after tax	**4,163**	3,268	4,485	1,401	1,631
Underlying net profit (2)	**3,295**	3,060	2,517	N.A.	N.A.
Cash Flow (S$ million)					
Group free cash flow (3)	**2,772**	3,062	3,295	2,103	32
SingTel	**1,761**	1,526	1,926	1,488	(47)
Optus	**1,011**	1,536	1,369	615	79
Optus (A$ million)	**815**	1,234	1,106	551	73
Capital expenditure (cash)	**1,714**	1,428	1,300	1,668	2,999
Balance Sheet (S$ million)					
Total assets	**33,606**	35,333	36,857	33,671	35,350
Shareholders' funds	**21,091**	19,271	19,752	15,470	14,579
Net debt	**5,006**	6,631	7,109	9,563	9,862
Key Ratios					
Proportionate EBITDA from outside Singapore (%)	**68**	66	66	51	28
SingTel operational EBITDA margin (%)	**46.2**	49.2	49.6	50.7	52.6
Optus operational EBITDA margin (%)	**28.4**	31.1	28.7	24.4	20.0
Return on invested capital (%)	**17.2**	16.2	14.9	13.4	10.5
Return on equity (%)	**20.6**	16.8	25.5	9.3	14.0
Return on total assets (%)	**12.1**	9.1	13.1	3.2	6.3
Net debt to EBITDA (number of times)	**0.8**	1.1	1.2	1.9	2.7
EBITDA to net interest expense (number of times)	**17.0**	15.1	13.8	10.1	23.7
Per Share Information (cents)					
Earnings per share – basic	**24.98**	19.01	25.15	7.86	9.76
Earnings per share – underlying net profit (2)	**19.77**	17.80	14.12	N.A.	N.A.
Net assets per share	**126.27**	115.86	110.67	86.78	81.79
Dividend per share – ordinary	**10.0**	8.0	6.4	5.5	5.5
Dividend per share – special	**–**	5.0	–	–	–

N.A. denotes Not Available.

(1) *SingTel began to consolidate Optus' financial results with effect from 1 October 2001. Accordingly, figures for the financial year ended March 2002 included six months of Optus.*

(2) *Underlying net profit is defined as net profit before goodwill, exceptional items, Belgacom's net contribution, and exchange differences on short-term loan to Optus, net of hedging.*

(3) *Free cash flow refers to cash flow from operating activities, including dividends from associates, less cash capital expenditure. In the financial year ended March 2002, SingTel's free cash flow was impacted by the construction of the C2C cable project.*

Management Discussion and Analysis

Group	Financial Year ended 31 March 2006 (S$ million)	Financial Year ended 31 March 2005 (S$ million)	Change (%)
Operating revenue	**13,138**	12,617	4.1
Operational EBITDA	**4,467**	4,662	- 4.2
Operational EBITDA margin	***34.0%***	*36.9%*	
Share of associates' pre-tax profit	**1,649**	1,260	30.9
EBITDA	**6,453**	6,259	3.1
Exceptional gains	**816**	149	448.8
Underlying net profit	**3,295**	3,060	7.7
Net profit	**4,163**	3,268	27.4
Basic earnings per share (S cents)	**24.98**	19.01	31.4
Underlying earnings per share (S cents)	**19.77**	17.80	11.1

Notes:

1. In this section, 'Optus' refers to SingTel Optus Pty Limited and its subsidiary companies, 'SingTel' refers to the SingTel Group excluding Optus, and 'nm' denotes not meaningful.
2. Underlying net profit refers to net profit before exceptional items and exchange differences on short-term loan to Optus, net of hedging.

Group

For the financial year ended 31 March 2006, the Group reported a solid 27 per cent increase in net profit to S$4.16 billion, or 24.98 cents per share, from S$3.27 billion, or 19.01 cents per share, in the prior year. The impressive performance was driven mainly by the robust growth of our regional mobile associates, particularly Bharti and Telkomsel, as well as exceptional gains primarily from the deconsolidation of our subsidiary, C2C.

Excluding the exceptional gains and other adjustments, underlying net profit grew 7.7 per cent to S$3.30 billion, or 19.77 cents per share, up from S$3.06 billion, or 17.80 cents per share, in the previous year. Reflecting the continuing competitive and pricing pressures in Australia, Optus contributed 23 per cent to the Group's underlying net profit, down from 26 per cent a year ago. The associates, however, contributed a substantial 37 per cent to the Group's underlying net profit, up from 31 per cent a year ago.

The Group's operating revenue rose 4.1 per cent to a record S$13.14 billion. In Australia, where two-thirds of our total revenue are derived, operating revenue increased 5.0 per cent in Singapore Dollar terms but a lower 3.9 per cent in Australian Dollar terms. Fuelled by strong growth in equipment sales, SingTel's operating revenue improved 2.3 per cent to S$4.14 billion.

Operational EBITDA fell 4.2 per cent to S$4.47 billion. Operational EBITDA margin declined 2.9 percentage points to 34 per cent, reflecting the lower margins in Singapore and Australia. However, the better operational performance of our overseas associates drove the Group's share of pre-tax profit from associates to S$1.65 billion, up 31 per cent year-on-year. Consequently, the Group's EBITDA rose 3.1 per cent to S$6.45 billion, with Optus accounting for a lower 40 per cent compared to 43 per cent in the previous year.

Singapore	Financial Year ended 31 March 2006 (S$ million)	2005 (S$ million)	Change (%)
Operating revenue by service			
Data and Internet	**1,208**	1,195	1.1
Mobile communications	**855**	822	4.0
IT and engineering	**647**	620	4.4
International telephone	**598**	655	- 8.6
National telephone	**487**	519	- 6.1
Sale of equipment	**223**	113	97.4
Others	**123**	123	- 0.4
	4,141	4,046	2.3
Operational EBITDA	**1,915**	1,992	- 3.9
Operational EBITDA margin	***46.2%***	*49.2%*	
Share of associates' pre-tax profit	**1,636**	1,259	29.9
EBITDA	**3,888**	3,589	8.3
Underlying net profit	**2,552**	2,257	13.0
Net profit	**3,420**	2,070	65.2

Exceptional gains for the year soared more than five-fold to S$816 million, and included gains of S$618 million on the Group's deconsolidation of C2C's financial statements on a line-by-line basis with effect from 1 January 2006 and S$90 million on the partial disposal of SingTel's equity interest in SingPost.

Tax expense, including a deferred tax asset of S$271 million, amounted to S$781 million. During the year, the Group recognised S$152 million of the deferred tax asset brought forward from 31 March 2005 that related to interest expenses on a long-term loan between the investment holding company of Optus and SingTel.

On a proportionate basis, our operations outside Singapore accounted for 75 per cent of the Group's enlarged revenue and 68 per cent of the Group's enlarged EBITDA.

Singapore

SingTel's net profit grew 65 per cent from a year earlier to S$3.42 billion. Underlying net profit, which excluded exceptional gains, was S$2.55 billion, up 13 per cent. The increase was mainly due to improved earnings from associates and the recognition of a higher deferred tax asset.

Operating revenue was 2.3 per cent higher at S$4.14 billion. Excluding the capacity lease revenue from C2C, operating revenue edged up 3.0 per cent. Operational EBITDA margin, however, dropped three percentage points to 46.2 per cent. A rise in contributions from the lower margin sale of equipment and IT businesses, increased rental expenses following the sale and leaseback of certain properties in March 2005, and higher staff retrenchment costs and selling expenses accounted for a large part of the decrease. In the prior year, operational EBITDA margin also benefited from one-off adjustments for performance share expense and write-backs of provision for doubtful debts no longer required.

Data and Internet revenue, at S$1.21 billion, was broadly in line with last year, as the impact of growth in revenues from broadband and managed services was largely offset by declines in revenues from C2C capacity sales and international leased circuits ("ILC"). Broadband revenue rose 11 per cent, led by a net increase of 53,000 in the number of broadband lines to 352,000 as at 31 March 2006. SingTel maintained its lead in the broadband Internet market with a share of 53 per cent. ILC, the second largest component of data services revenue, decreased 14 per cent. In spite of rising demand for bandwidth circuits, ILC revenue dropped as the average bandwidth price continued to fall steeply due to competitive pressure.

In **mobile communications**, revenue was up 4.0 per cent to S$855 million despite fierce competition in a mature market. During the year, 94,000 new mobile subscribers were acquired, bringing the total mobile subscriber base to 1.66 million as at 31 March 2006. Approximately 130,000 of these subscribers were 3G users. Low mobile prices had stimulated usage, with minutes of use increasing 30 per cent and 8.7 per cent for prepaid and postpaid subscribers respectively. However, blended ARPU remained stable due to price erosion. Mobile data services registered steady growth, constituting 23 per cent of ARPU from 19 per cent in the previous year. Churn for postpaid continued to be low at 1.0 per cent. As at 31 March 2006, SingTel had an overall market share of 38 per cent, thus retaining its position as the leading mobile operator in Singapore.

IT and engineering revenue rose 4.4 per cent to S$647 million as the NCS group signed up more customers and expanded to new markets. Growth was reported in key sectors such as defence, telecommunications and transport. The NCS group's regionalisation strategy gained momentum during the year, as its overseas revenue doubled following stronger performances in Australia, Hong Kong and Middle East.

Revenue from **international telephone** decreased 8.6 per cent to S$598 million, resulting in a lower 14 per cent contribution to SingTel's operating revenue against 16 per cent a year ago. Though the volume of international telephone outgoing minutes (excluding traffic to Malaysia) was stable, the average international call collection rate fell 10 per cent.

Sale of traditional **fixed-line** phone services declined 6.1 per cent, but **sale of equipment** almost doubled to S$223 million as SingTel sold more handsets under a new handset distribution strategy. Sale of equipment made up 5.4 per cent of SingTel's operating revenue, up from 2.8 per cent in the prior year.

Australia

In Australia, the financial year ended 31 March 2006 was one of above market growth but in a declining profit environment.

Optus reported EBITDA of A$2.05 billion for the year. Faced with continued and intense market competition, underlying net profit was down 8.5 per cent to A$593 million.

The year saw the acquisitions of Alphawest and Virgin Mobile Australia by Optus, which collectively added A$76 million to Optus' operating revenue. For the year under review, operating revenue was A$7.19 billion, a 3.9 per cent rise year-on-year.

Operational EBITDA margin contracted 2.8 percentage points to 28.3 per cent as efforts to defend market share led to lower mobile ARPU. Capped plans, which allow unlimited mobile calls for a flat fee, increased usage but without a proportionate boost in revenue to mitigate the higher traffic expenses incurred. Operational EBITDA margin was further impacted by lower mobile termination rates and changes in revenue mix. To cushion the margin erosion, Optus has implemented various cost management and productivity initiatives, such as headcount reductions and selective outsourcing of customer service and back-office functions.

Australia	Financial Year ended 31 March 2006 (A$ million)	2005 (A$ million)	Change (%)
Operating revenue by division			
Optus Mobile	**3,965**	3,817	3.9
Optus Business and Wholesale	**1,736**	1,626	6.8
Optus Consumer and Multimedia	**1,543**	1,532	0.7
Inter-divisional	**(52)**	(55)	-6.7
	7,192	6,920	3.9
Operational EBITDA	**2,038**	2,155	- 5.5
Operational EBITDA margin	***28.3%***	*31.1%*	
EBITDA	**2,049**	2,156	- 5.0
Underlying net profit	**593**	648	- 8.5
Net profit	**593**	1,076	- 44.9

Optus Mobile contributed 55 per cent to Optus' operating revenue and a higher 71 per cent to Optus' operational EBITDA. Mobile revenue grew 3.9 per cent over the year, from A$3.82 billion to A$3.97 billion, but operational EBITDA fell by the same percentage, from A$1.52 billion to A$1.46 billion. Operational EBITDA margin dipped three percentage points to 37 per cent, from 40 per cent a year ago.

The increase in revenue was driven mainly by equipment sales which rose strongly by 20 per cent. However, outgoing service revenue, which accounted for nearly two-thirds of mobile revenue, was stable year-on-year as the lower revenue per minute was partially offset by higher outgoing traffic volume from continuing subscriber growth. During the financial year, Optus gained 565,000 mobile subscribers, boosting its end subscriber base to 6.49 million as at 31 March 2006. Mobile market share was relatively stable at 33 per cent.

Optus Business and Wholesale made up 24 per cent of Optus' operating revenue and a lower 19 per cent of Optus' operational EBITDA. Optus Business and Wholesale had benefited from the acquisition of ICT service provider, Alphawest, which contributed A$64 million to its revenue as a whole. Overall revenue stood at A$1.74 billion for the year, up 6.8 per cent from the previous year. Excluding Alphawest, overall revenue grew at a slower rate of 2.8 per cent in the wake of strong price competition.

Revenue from Optus Business alone, including Alphawest, improved 13 per cent, while revenue from Optus Wholesale – impacted by some one-off contracts in the previous financial year and lower interconnect revenue – decreased 8.4 per cent. The pressure on pricing brought down operational EBITDA margin by four percentage points to 23 per cent.

Optus Consumer and Multimedia constituted 21 per cent of Optus' operating revenue and 9.1 per cent of Optus' operational EBITDA. Revenue was stable at A$1.54 billion as growth in broadband revenue continued to offset declines in traditional products. As at 31 March 2006, Optus had 546,000 broadband customers, 191,000 or 54 per cent more than a year ago. Operational EBITDA was down 8.5 per cent and operational EBITDA margin declined a slight one percentage point to 12 per cent, reflecting Optus' continuing strategy of acquiring off-net broadband (DSL) customers on lower margins.

Associates	Financial Year ended 31 March 2006 (S$ million)	2005 (S$ million)	Change (%)
Share of pre-tax profit			
Regional mobile associates			
Telkomsel	**827**	558	48.4
Bharti	**291**	174	66.8
AIS	**256**	292	- 12.6
Globe	**204**	169	21.2
Pacific Bangladesh Telecom	**(8)**	-	nm
	1,570	1,193	31.6
Other associates	**79**	68	17.2
	1,649	1,260	30.9
Share of post-tax profit			
Regional mobile associates			
Telkomsel	**579**	389	49.0
Bharti	**244**	150	62.0
AIS	**178**	207	- 14.0
Globe	**150**	169	- 11.0
Pacific Bangladesh Telecom	**(5)**	-	nm
	1,146	915	25.3
Other associates	**60**	30	98.7
	1,207	945	27.6

Associates

Our associates continued to be outstanding profit generators for the Group. For the financial year ended 31 March 2006, robust growth of Bharti and Telkomsel pushed the Group's share of pre-tax profits from associates to S$1.65 billion, up 31 per cent, and lifted the Group's share of their post-tax profits to S$1.21 billion, up 28 per cent. Overall, the associates accounted for 37 per cent of the Group's underlying net profit, an increase from the 31 per cent recorded last year.

More specifically, pre-tax profit contribution from Telkomsel – Indonesia's largest mobile phone company – rose 48 per cent to S$827 million while the Group's share of pre-tax profit from our Indian associate, Bharti, surged 67 per cent to S$291 million. Telkomsel remained the largest contributor, accounting for almost half of the Group's share of both pre-tax and post-tax profits from associates.

Boosted by translation gains, the pre-tax profit contribution from our Philippine associate, Globe, grew 21 per cent. The increase cushioned the 13 per cent decline at AIS whose performance was affected by keen competition in the Thai market.

In terms of mobile subscriber base, Telkomsel posted an exceptional growth of 51 per cent to 27 million while Bharti registered a record growth of 78 per cent to 20 million. Regionally and on a combined basis, the Group had 85 million mobile phone users as at 31 March 2006, up 31 per cent or 20 million year-on-year, making us the telecommunications firm with the biggest mobile subscriber base in Asia outside China.

In June 2005, the Group purchased a 45 per cent equity interest in Pacific Bangladesh Telecom, the fourth largest mobile communications service provider in Bangladesh. Since then, the associate had added 145,000 mobile subscribers, or 46 per cent, to its base. In February 2006, Pacific Bangladesh Telecom completed the first phase of its rollout to add network capacity that will cater to the burgeoning demand for mobile services in the country.

The Group continued to receive healthy dividends from associates during the year. This amounted to S$616 million, which was 74 per cent higher than the S$355 million received in the previous year.

Group	Financial Year ended 31 March 2006 (S$ million)	2005 (S$ million)	Change (%)
Net cash inflow from operating activities	**4,485**	4,490	- 0.1
Net cash (outflow)/inflow from investing activities	**(1,982)**	579	nm
Net cash outflow from financing activities	**(3,035)**	(4,929)	- 38.4
Free cash flow			
SingTel	**1,761**	1,526	15.4
Optus	**1,011**	1,536	- 34.2
	2,772	3,062	-9.5
Cash capital expenditure as a percentage of operating revenue	***13%***	*11%*	

Group Cash Flow

Operating Activities

The Group's net cash inflow from operating activities was stable at S$4.49 billion, with higher dividends received from associates offsetting lower operating cash flows from a weaker operational performance.

Investing Activities

The Group spent S$1.71 billion on property, plant and equipment which represented 13 per cent of operating revenue, up two percentage points from a year ago. The higher expenditure was largely attributable to Optus' rollout of its 3G mobile and unbundled local loop networks and construction of its D-series satellites. Another major component of net cash outflows was the payment of S$617 million to increase or acquire equity interests in our associates, namely, Bharti and Pacific Bangladesh Telecom. Net cash inflows during the financial year included S$105 million in net proceeds from the sale of 95 million ordinary shares of SingPost.

Financing Activities

Net cash outflow of S$3.04 billion for financing activities arose mainly from the payment of S$1.73 billion in final dividends to shareholders in respect of the previous financial year and the repayment of S$949 million for borrowings.

Free Cash Flow

With stable operating cash flow and higher cash capital expenditure, free cash flow for the year amounted to S$2.77 billion, down from S$3.06 billion a year ago. SingTel continued to generate strong free cash flow, contributing 64 per cent to the Group's free cash flow, up from 50 per cent a year ago. Optus' contribution to free cash flow, however, decreased to 36 per cent as it undertook major investment programmes to capture growth.

Capital Management

We constantly review our capital structure to balance capital efficiency and financial flexibility.

With strong free cash flow generation and the deconsolidation of C2C's bank borrowings, the Group's net debt had declined over the last three years. Net debt gearing ratio had fallen to a comfortable 19.2 per cent as at 31 March 2006. The average maturity of the Group's borrowings has remained stable in recent years.

For the financial year ended 31 March 2006, the Board has recommended a total distribution of S$4.0 billion, comprising a S$1.7 billion final gross dividend of 10 cents a share and a S$2.3 billion capital reduction. The proposed payout will help to achieve a more optimal capital structure while providing us with sufficient flexibility for further investments.

Group net debt was 0.8 times Group EBITDA, while Group EBITDA was 17.0 times net interest expense. These credit ratios are within leveraged commitments made to bond investors in 2001.

We have one of the strongest credit ratings among telecommunications companies in Asia and are committed to maintaining our strong investment grade credit ratings. SingTel is currently rated A+ by Standard & Poor's and Aa2 by Moody's Investors Service.

Group Debt


S$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
10,271
7,109
9,934
6,631
7,777
5,006
FY03/04
FY04/05
FY05/06
Gross Debt
Net Debt (1)

(1) *Gross debt less cash and bank balances adjusted for related hedging balances.*

Group Debt Metrics


Years
%
8
6
4
2
40
30
20
10
6.6
6.0
6.4
25.6
FY03/04
FY04/05
FY05/06
Average Maturity of Borrowings
Net Debt Gearing Ratio (2)

(2) *Net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.*

Group	Financial Year ended 31 March			Targets to Bond Investors
	2006	2005	2004	
Net debt to EBITDA (number of times)	**0.8**	1.1	1.2	1.5 to 2.0
Interest cover (3) (number of times)	**17.0**	15.1	13.8	8.0 to 10.0

(3) *Defined as EBITDA to net interest expense (i.e., interest expense less interest income).*

Shareholder Returns

We are committed to improving shareholder returns. Management remuneration is pegged closely to the Group's performance. We have in place a performance share plan where share awards are vested upon achievement of Total Shareholders' Return and Return on Invested Capital targets. More details are set out under 'Corporate Governance Report – Remuneration' on pages 68 to 72.

The Group's underlying earnings per share has risen steadily over the last three years. The growth is attributable to our strong operational performance, and the 2004 capital reduction which reduced approximately 7 per cent of the outstanding share capital.

Return on Invested Capital



%
20
15
10
5
0
14.9
16.2
17.2
FY03/04
FY04/05
FY05/06

Underlying Earnings Per Share



S¢
20
15
10
5
0
14.12
17.80
19.77
FY03/04
FY04/05
FY05/06

Shareholder Payout

We have a track record of generous shareholder payout and remain committed to paying between 40 per cent and 50 per cent of underlying profit. For the financial year ended 31 March 2006, the Board has recommended a total distribution of S$4.0 billion, comprising a S$1.7 billion final gross dividend of 10 cents a share and a S$2.3 billion capital reduction. This will bring total shareholder payout to approximately S$21 billion since our listing, representing 72 per cent of earnings over the same period.



Special dividends following compensation payments from IDA
S$3.0 billion capital reduction
S$0.8 billion special dividend
S$2.3 billion proposed capital reduction [1]
S$ billion
Shareholder Payout
5
4
3
2
1
0
2.7
2.1
4.1
2.2
4.0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Ordinary Dividend
Special Dividend
Capital Reduction

[1] *Proposed capital reduction to be approved by shareholders and the High Court of Singapore.*

Shareholder Price Performance

SingTel shares rose 4 per cent on the SGX and 13 per cent on the ASX between April 2005 and March 2006, outperforming the MSCI World Telecommunications Index.

SingTel Share Price Performance – 1 April 2005 to 31 March 2006



20%
15%
10%
5%
0%
-5%
-10%
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
STI Index, 18%
SingTel – SGX, 4%
SingTel – ASX, 13%
MSCI World Telecommunications Index, - 2%
MSCI Asia Pacific Telecommunications Index, 6%

Risk Factors

The financial performance and operations of our businesses within and outside Singapore are influenced by a range of risk factors, many of which are beyond the control of SingTel and the SingTel Board. Many of these factors also affect the businesses of other companies operating in the telecommunications industry and in other industries, both within and outside Singapore.

Economic Risks

Changes in economic conditions within and outside Singapore may have a material adverse effect on the demand for telecommunications services and hence, on the financial performance and operations of the Group.

Political Risks

Some of the countries in which we operate and have investments have experienced or continue to experience political instability. The continuation or re-emergence of such political instability in the future could have a material adverse effect on economic or social conditions and hence, on the ownership, control and condition of the Group's assets in these locations.

Regulatory Risks

The Group's operations in Singapore and our international operations and investments are subject to extensive government regulation which may limit our flexibility to respond to market conditions, competition, new technologies or changes in the Group's cost structure. Government policies relating to the telecommunications industry and the regulatory (including taxation) environment in which we operate may change. Such changes could have a material adverse effect on the Group's financial performance and operations.

The operations of our Australian subsidiary, Optus, in particular, are subject to regulatory decisions on the rates at which it purchases services from, and the rates at which it provides services to, other telecommunications companies in the country. Such decisions can significantly affect Optus' revenues and costs as well as its competitive position, and may also not be consistent with the Group's expectations. Many regulatory decisions in Australia are not subject to appeal.

Competitive Risks

The telecommunications market in Singapore is becoming increasingly competitive. As a result, we have lost share in some segments of the market and the prices of some of our products and services have fallen. These trends may continue due to intensifying competitive activity, new market entrants and regulation that requires us to allow our competitors access to our networks.

The telecommunications market in Australia is extremely competitive. Many participants are subsidiaries of large international groups or have made large investments which are now sunk costs. The Group is, therefore, exposed to the risk of extremely low or even irrational pricing being introduced by such competitors.

The operations of our international businesses are also subject to highly competitive market conditions. There is a regional and global market for many of the services that we provide, particularly international communications and data services offered to business customers. The quality of, and rates for, these services can affect a potential business customer's decision to subscribe to the Group's services, locate or expand its offices or communications facilities in Singapore, or use Singapore as a transit hub for its communications. Prices for some of these services have shown significant declines in recent years and are anticipated to continue to decline at similar rates as a result of capacity additions and general price competition.

Regional Expansion Risks

Given the limited size of the Singapore market, our future growth depends on our ability to carry out our Asia Pacific expansion strategy. There are considerable risks associated with this regional expansion strategy.

- **Ability to Extract Synergies and Integrate New Investments**
  In making acquisitions, we face challenges from integrating newly-acquired businesses with our own operations, managing these businesses in markets where we have limited experience, and financing these acquisitions. There is no assurance that the Group will be able to generate synergies from regional acquisitions and that these acquisitions will not become a drain on the Group's management and capital resources.

- **Partnership Relations**
  The success of our international investments depends, to a large extent, on our relationships with, and the strength of, our investment partners. There is no assurance that the Group will be able to maintain these relationships or that our investment partners will remain committed to their partnerships with the Group.

- **Ability to Make Further Acquisitions**
  We continuously look for investment opportunities that could contribute to our regional expansion strategy. There is no assurance that the Group will be successful in making further acquisitions due to the limited availability of opportunities, competition for the available opportunities from other potential investors, foreign ownership restrictions, government policies, political considerations and the specific preferences of sellers.

Technology Risks

The telecommunications industry is undergoing rapid and significant technological changes. These changes may materially affect our capital expenditure and operating costs as well as the demand for our products and services.

We have invested substantial capital and other resources in the development and modernisation of our networks and systems. Technological changes continue to reduce the costs and expand the capacities and functions of new infrastructure capable of delivering competing products and services, resulting in lower prices and more competitive and innovative products and services. These changes may require us to replace and upgrade our network infrastructure. As a result, the Group may be required to incur significant additional capital expenditure in order to maintain the latest technological standards and remain competitive against newer products and services.

In the many markets in which we operate, the Group faces a continuing risk of market entry by entrants who, by using newer or lower cost technologies, may succeed in rapidly attracting customers away from established market participants.

Project Risks

The telecommunications industry is highly capital-intensive. We incur substantial capital expenditure in constructing and maintaining our network infrastructure projects. These projects are subject to risks associated with the construction, supply and installation of the applicable network infrastructure. The projects are also subject to risks associated with sale of capacity on the completed project infrastructure, including risks of default, disputes, litigation and arbitration involving contractors, suppliers, customers and other third parties.

In addition, we face risks of loss of, or damage to, our network infrastructure from natural and man-made causes which are outside our control. Losses and damage caused by risks of this nature may significantly disrupt our operations and may materially and adversely affect our ability to deliver our services to customers.

Electromagnetic Energy Risks

Concerns have been expressed relating to the possible adverse health consequences associated with the operation of mobile communications devices due to potential exposure to electromagnetic energy.

While there is no substantiated evidence of public health effects from exposure to the levels of electromagnetic energy typically emitted from mobile communications devices, there is a risk that an actual or perceived health risk associated with mobile communications could result in:

- litigation against SingTel and our associates;
- reduced demand for mobile communications services; and
- restrictions on the ability of SingTel and our associates to deploy our mobile communications networks as a result of government environmental controls which exist or may be introduced to address this perceived risk.

Financial Risks

The Group is exposed to a variety of financial risks, including foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage our exposure to such risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

The Group's financial risk management is discussed in detail in Note 38 to the Financial Statements on page 155.



Top: We take responsibility in our communities in many ways – from direct financial assistance and the provision of management expertise and communications services to staff and corporate involvement in the wide spectrum of charitable and community programmes that we support.

Corporate Social Responsibility

The SingTel Group is committed to playing a significant role as a good and responsible corporate citizen in the communities where we live and work.

Much of our support is focused on social and environmental issues. We have diverse and effective philanthropic and sponsorship programmes that assist community projects, the arts, sports and education. We monitor and manage the impact of our activities on the environment, and embark on projects that manage waste and conserve resources.

We also actively encourage and support the involvement of our staff and other stakeholders in our wide spectrum of charitable and community activities. Through initiatives such as health and well-being programmes as well as training and development opportunities, we help to make the SingTel Group a great place for our staff to work.

Singapore

Community Building

In Singapore, our annual corporate philanthropic programme – the SingTel *Touching Lives Fund* ("the Fund") – marked its fourth year by raising S$2.25 million for six charities that provide assistance to less privileged children, young persons and those with special needs. The amount collected included SingTel's pledge of a dollar for every dollar of public or employee donation received for the Fund.

Since its launch in 2002, the Fund has raised a total of S$8 million for the less privileged in Singapore.

Beneficiaries of the Fund in 2005 were the Association for Persons with Special Needs – Chao Yang Special School, Dyslexia Association of Singapore, Fei Yue Community Services – eGen, Movement for the Intellectually Disabled of Singapore – Towner Gardens School, Singapore Children's Society – Tinkle Friend and Students Care Service.

Fund-raising activities included inviting the public to fold origami hearts, a charity golf event and an employee donation drive. Donations were also collected through banking channels in partnerships with local banks.

Right: Through their volunteer efforts, SingTel employees are making a positive difference in the local community. Here, they bring cheer to the elderly at Sunlove Home during the Lunar New Year festive season.

Bottom: Since its launch in 2002, the SingTel Touching Lives Fund has raised S$8 million to help less privileged children, young persons and those with special needs. In the financial year, our philanthropic giving from the Fund was S$2.25 million, exceeding the original S$2 million target.




Cheque
Presentation
SingTel
Pay
Beneficiaries of SingTel Touching Lives Fund 2005
Dollars
$2.25 million

Opposite page: Optus staff actively participate in community fund-raising projects, taking part in such activities as the annual 'Walk to Cure' to help raise money for the Juvenile Diabetes Research Foundation.

Corporate Social Responsibility

We continued to provide an annual sum of S$200,000 to the National Council of Social Service for the telecommunications needs of its charities. The grant for the financial year has been well used in areas like helplines and counselling sessions.

We are also actively involved in the arts through our ongoing support for local artists and their works.

Environmental Initiatives

We are committed to conducting business in an environmentally-responsible manner.

During the financial year, progress was made across a series of projects that address environmental issues. The projects included the use of more efficient and environmentally-friendly batteries for our telephone exchanges, and the recycling of mobile phones. Ensuring that the radiation emissions from our base stations are within permissible levels and managing the visual impact of the stations on the surrounding environment are also important priorities.

Our gradual move towards the use of Valve Regulated Lead Acid ("VRLA") batteries for all our telephone exchanges will improve internal efficiencies and reduce rack space usage. VRLA batteries are smaller in size, unlike the existing vented batteries. They are also maintenance-free and do not emit hazardous gases.

Base stations and antennas are essential to provide full and efficient mobile coverage. The radiation emitted by our base stations is monitored and tested frequently to ensure that the levels of exposure are within acceptable limits.

In addition, we are sensitive to the visual impact of our base stations on the landscape and the community. As almost all of our base stations are located on the rooftops of buildings, we take special care to install feeders and antennas in a manner that reduces their visibility from the ground. Cable wires are sealed with covers as a safety measure.

To reduce electronic waste, we have a programme to collect trade-in mobile phones – averaging 4,000 units per month – and send them for recycling.

Australia

Optus is committed to making a difference in Australia by giving back to the community and looking after the environment. In addition to financial contributions, Optus provides management expertise and communications services to the organisations it supports. More significantly, Optus staff also give their time, skills and personal funds to help those in need.


'yes'
OPTUS
'yes'
OPTUS
'yes'
OPTUS
'yes'
OPTUS

Community Involvement

In October 2005, staff turned out in force for the annual 'Walk to Cure' to help raise money that will fund essential medical research on diabetes by the Juvenile Diabetes Research Foundation. Optus staff also volunteered their personal time – as they had so generously done for the past 13 years – to sell merchandise on 'Star Day' for the Starlight Children's Foundation and to brighten the lives of seriously ill children.

Moreover, Optus' workplace giving programme gives staff the opportunity to directly donate part of their salaries to a designated charity of their choice. Staff vote for the charities that would be part of the programme. These charities include Assistance Dogs Australia, the Cancer Council Australia, Kids Help Line, RSPCA Australia and The Salvation Army.

Sponsorship Activities

As a truly Australian company, Optus is dedicated to supporting the country's national sports, including sponsorship of two popular Australian Football League teams – Carlton and Sydney Swans. It is also active in Australian tennis through sponsorships of the Fed Cup, Davis Cup, Junior Travelling Teams and Australian Wheelchair Players, as well as Australia's premier tennis tournament, The Australian Open.

Optus is a proud supporter of Australia's rich artistic and cultural assets, and sponsors a range of arts programmes. As the Principal Education + Youth Sponsor of The Bell Shakespeare Company, it is helping to bring education and art to more rural and remote communities through Interactive Distance Learning via Optus satellite.

Australian audiences were delighted with unique and entertaining experiences when Optus became the Presenting Sponsor of Cirque du Soleil's 'Quidam'.

Environmental Management

Optus believes in playing its part in caring for the environment. It is committed to installing, operating and maintaining a high quality telecommunications network with minimal impact on the natural and built environment. Its Environmental Management System defines policies that identify, minimise and manage environmental risks. Optus publishes a Community and Environment Report each year that provides a comprehensive record of its social, environmental and workplace practices, initiatives and performance.

Our People

The SingTel Group is an organisation made up of 19,962 individuals working in different parts of the globe. As at the end of March 2006, we had 8,338 staff in Singapore, 10,203 in Australia and 1,421 in the rest of the world contributing to the collective expertise within the Group.

Our people are the secret of our success. The fact that we meet the needs of our customers, shareholders and franchise so consistently is due, in no small part, to our talented and diverse staff who value teamwork and perform their jobs with integrity. They are dedicated to developing the best ideas, delivering the highest quality work, and acting in the best interests of our customers.

The Group, in turn, seeks to be an employer of choice who is committed to building a supportive environment filled with rewarding opportunities for staff at all levels.

Rewarding Performance

We provide performance-based rewards and competitive remuneration for the contributions of our people to the business.

For the financial year, 2,061 staff members received a total of 33 million performance shares amounting to S$47 million. An automated system makes it easy and convenient for staff to monitor the details of their performance shares and stock options online.

Training and Developing Talent

We have a strong commitment to the long-term training and development of our people. During the financial year, we invested S$29 million in learning and enrichment programmes to help our staff in Singapore and Australia enhance their technical, supervisory and managerial skills.

We also provide career development opportunities and the tools for our people to plan and manage their careers with the Group. For instance, from December 2005, staff could go online to search and apply for internal positions within the Group.

At the same time, we are taking active steps to expand our talent pool through recruitment and internship initiatives with local and overseas universities and institutions of learning. An example is the Engineering Cadet Programme offered by Optus in Australia to attract and retain talent.



***Top:** We strive to be an employer of choice – helping our staff to build fulfilling careers, rewarding them for their contributions, and offering work-life programmes that allow them to succeed in their work and personal lives.*

Under the Programme, participants benefit from an education in telecommunications technologies along with on-the-job experience and employment in Optus.

Maintaining Work-Life Balance

In addition to rewarding and developing our people, we believe it is just as important to help them maintain a healthy balance between work and everyday life through the provision of flexible work options and other work-life initiatives.

Our efforts during the year included a pilot scheme that grants additional work time flexibility to staff so that they can better manage the demands at their workplace and their personal needs. Through the SingTel Recreation Club, we also introduced a series of well-being and fitness programmes to promote a healthy workforce and enhance staff productivity.

Reinventing Ourselves – Core Values

Our Core Values – Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence – allow staff to work together towards our common goals and with a common vision of the future. During the year, a creative range of activities was held to reinforce our Core Values across the Group. From a 'Red Day Challenge' that invited staff to cook a gourmet meal, rock climb and wakeboard to a 'Delighting the Customer Party' that promoted customer focus and teamwork, these efforts attracted widespread participation and strengthened our commitment to constantly improve ourselves for our success and for the sustained growth of our franchise.

Awards and Accolades

We continue to receive industry and customer recognition for our market leadership, quality and reliable services, good corporate governance practices, high standards in corporate transparency and excellent investor relations. The awards and accolades included the following:

SingTel

Asian MobileNews

- 2nd Asian MobileNews Awards 2005
  - *Asian Mobile Operator of the Year for 2nd consecutive year*
  - *Mobile Operator of the Year, Singapore*
  - *Mobile Operator Chief Executive Officer of the Year: Lim Chuan Poh*

Australian Telecom Magazine

- Australian Telecom Awards 2005
  - *Best International Carrier*

DP Information Network

- Singapore 1000 Awards 2006
  - *Highest Sales/Turnover and Highest Net Profit by Industry (Communications, Transport and Storage) for 2nd consecutive year*

Euromoney

- Asia's Best Managed Companies 2005
  - *Most Convincing and Coherent Strategy in Singapore*

Frost & Sullivan

- Asia Pacific Technology Awards 2005
  - *Service Provider of the Year for 2nd consecutive year*

IE Singapore

- Singapore International 100 Ranking 2006
  - *Top in Revenue Contribution from the Oceania market*

IE Singapore in partnership with Interbrand

- Singapore Brand Award 2005
  - *Most Valuable Brands: Ranked Number One for 4th consecutive year*

IR Magazine

- South-East Asia Investor Relations Conference & Awards 2005
  - *Best Corporate Governance for 2nd consecutive year*
  - *Grand Prix for Best Overall Investor Relations for 2nd consecutive year*
  - *Best Investor Relations by a Chief Executive Officer or Chairman: Lee Hsien Yang*
  - *Best Investor Relations Officer: Gavin Hurle*
  - *Best Investor Relations Website*

Securities Investors Association (Singapore)

- Investors' Choice Awards 2005
  - *Winner of the Singapore Corporate Governance Award (Mainboard) for 3rd consecutive year*
  - *Most Transparent Company: Overall Winner (Golden Circle Award) for 3rd consecutive year*
  - *Hall of Fame for Transparency*

Singapore Corporate Awards 2006

- Mainboard Listed Companies by Market Capitalisation of S$500 Million and Above
  - *Best Managed Board (Gold Award)*
  - *Best Investor Relations (Gold Award)*
  - *Chief Financial Officer of the Year: Chua Sock Koong*

Telecom Asia

- Telecom Asia Awards 2005
  - *Best Fixed-Line Carrier*

NCS

Gartner Dataquest

- August 2005 Report
  - *Ranked 1st in Singapore and 10th in Asia Pacific (excluding Japan) for Professional Services*

Managing Information Strategies (MIS) Magazine

- Strategic 100
  - *Ranked among Asia Pacific's Top 15 IT Vendors, 2005*

Singapore Health Promotion Board

- The Singapore HEALTH (Helping Employees Achieve Life-Time Health) Awards 2005
  - *Singapore HEALTH Award (Gold)*

Optus

Australian Marketing Institute

- 2005 National Awards for Marketing Excellence
  - *Sponsorship Category Winner for Cirque du Soliel: 'Quidam' Australian Tour 2004/2005*

Australian Telecom Magazine

- Australian Telecom Awards 2005
  - *Telecommunications Company of the Year for 3rd consecutive year*
  - *Chief Financial Officer of the Year for 2nd consecutive year*
  - *Best Telco Call Centre*
  - *Best Advertising Campaign: Give Me The Simple Life*

Frost & Sullivan

- Asia Pacific Technology Awards 2005
  - *Competitive Service Provider of the Year for 2nd consecutive year*

Corporate Governance Report

Introduction

SingTel is committed to achieving high standards of corporate conduct. It recognises the importance of having in place a set of well-defined corporate governance processes to enhance corporate performance and accountability.

The listing of SingTel shares on the SGX and ASX subjects SingTel to two sets of listing rules and the requirement to report against two sets of corporate governance principles and recommendations. Where one exchange has more stringent requirements, SingTel will seek to observe the more stringent requirements.

This report describes SingTel's main corporate governance practices with reference to the Singapore Code of Corporate Governance ("Code"), and the ASX Principles of Good Corporate Governance and Best Practice Recommendations ("ASX Code"). Unless otherwise stated, these practices were in place for the entire financial year. In developing and reviewing its corporate governance policies and practices, SingTel has sought to adopt a balanced approach by observing the spirit, and not just the letter, of the SGX and ASX corporate governance principles, taking into account SingTel's evolving needs as well as local and international developments.

SingTel has received accolades from the investment community for Best Managed Board, Best Corporate Governance, Most Transparent Company and Best Investor Relations. More details can be found under 'Awards and Accolades' on page 57.

Board Matters

Board's Conduct of its Affairs

The Board oversees the business affairs of the SingTel Group. It assumes responsibility for the Group's overall strategic plans and performance objectives, financial plans and annual budget, key operational initiatives, major funding and investment proposals, financial performance reviews, compliance and accountability systems, and corporate governance practices. The Board also appoints the Group CEO, approves the policies and guidelines for Board and Senior Management remuneration, and approves the appointment of Directors. In line with best practices in corporate governance, the Board also oversees long-term succession planning for Senior Management.

SingTel has established financial authorisation and approval limits for operating and capital expenditure, the procurement of goods and services, and the acquisition and disposal of investments. Apart from matters that specifically require the Board's approval – such as the issue of shares, dividend distributions and other returns to shareholders – the Board approves transactions exceeding certain threshold limits, while delegating authority for transactions below those limits to Board Committees and the Management Committee so as to facilitate operational efficiency.

The Board meets regularly, and sets aside time at each scheduled Board meeting to meet without the presence of Management. Board meetings are full-day affairs and include presentations by senior executives and external consultants/experts on strategic issues relating to specific business areas. At least one Board meeting a year is held overseas, in a country where the Group either has significant interests or has an interest in investing. In addition to at least six scheduled meetings each year, the Board meets as and when warranted by particular circumstances. Eight Board meetings were held for the financial year ended 31 March 2006. Meetings via telephone or video conference are permitted by SingTel's Articles of Association. The Company Secretary attends all Board meetings and is responsible for ensuring that Board procedures are observed.

A record of the Directors' attendance at Board meetings during the financial year ended 31 March 2006 is set out on page 59.

Directors are required to act in good faith and in the interests of SingTel. All new Directors appointed to the Board are briefed on the Group's business activities, its strategic direction and policies, and the regulatory environment in which the Group operates, as well as their statutory and other duties and responsibilities as Directors.

Directors' Attendance at Board Meetings

Name of Director	Scheduled Board Meetings: Number of Meetings Held	Scheduled Board Meetings: Number of Meetings Attended	Ad Hoc Board Meetings: Number of Meetings Held	Ad Hoc Board Meetings: Number of Meetings Attended
Chumpol NaLamlieng	7	7	1	1
Graham John Bradley	7	7	1	1
Paul Chan Kwai Wah	7	5	1	1
Heng Swee Keat	7	4	1	0
Simon Israel	7	7	1	1
Professor Tommy Koh	7	7	1	1
Lee Hsien Yang	7	7	1	1
John Powell Morschel	7	6	1	1
Deepak S Parekh	7	6	1	1
Jackson Peter Tai	7	6	1	1
Nicky Tan Ng Kuang	7	7	1	1

Board Composition and Balance

The Board currently comprises 11 Directors.

The size and composition of the Board are reviewed from time to time by the Corporate Governance and Nominations Committee, which seeks to ensure that the size of the Board is conducive to effective discussion and decision-making, and that the Board has an appropriate balance of independent Directors. The Corporate Governance and Nominations Committee also seeks to maintain an appropriate balance of expertise, skills and attributes among the Directors, including relevant core competencies in areas such as accounting and finance, business and management, industry knowledge, strategic planning, customer-based experience and knowledge, and regional business expertise. Consideration is also given to whether there are any conflicts of interests.

The composition of the Board has changed significantly in recent years. Reflecting the focus of the Group's business in the region, more than half of the Board today comprises Directors who are non-Singaporeans, namely, the Chairman, Mr Chumpol NaLamlieng and non-executive Directors, Messrs Graham John Bradley, Simon Israel, John Powell Morschel, Deepak S Parekh and Jackson Peter Tai.

The Corporate Governance and Nominations Committee assesses the independence of each Director, taking into account the SGX and ASX corporate governance guidance for assessing independence. On this basis, Mr Lee Hsien Yang, SingTel's Group CEO and Mr Simon Israel, a Director of Temasek Holdings (Private) Limited are the only non-independent Directors. The independent Directors are Messrs Chumpol NaLamlieng, Graham John Bradley, Paul Chan Kwai Wah, Heng Swee Keat, Professor Tommy Koh, John Powell Morschel, Deepak S Parekh, Jackson Peter Tai and Nicky Tan Ng Kuang.

A Director who has no relationship with the Group or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of his independent business judgement in the best interests of SingTel, is considered to be independent. The Chairman and, save as set out above, all other members of the Board are considered to be independent Directors.

In assessing the independence of the Directors, the Corporate Governance and Nominations Committee has examined the different relationships identified by the Code and the ASX Code that might impair the Directors' independence and objectivity, and is satisfied of the Directors' ability to act with independent judgement.

In particular, while Mr Paul Chan Kwai Wah was the Senior Vice President and Managing Director of Hewlett-Packard Asia Pacific Pte Ltd ("HP") until 30 April 2006, and the HP group supplies services to, and buys services from, the Group which might exceed S$200,000, Mr Chan has been assessed as independent because all transactions between the HP group and the Group are at arm's length. The same basis has been used in assessing the independence of Mr Jackson Peter Tai. Mr Tai is the Vice Chairman and CEO of DBS Bank Ltd ("DBS") and the DBS group supplies services to, and buys services from, the Group which might exceed S$200,000. The Board considers that these relationships have not influenced Mr Chan's or Mr Tai's ability and willingness to operate independently and they have shown that they are independent and objective in the broader performance of their obligations as Directors.

The profile of each Director and other relevant information are set out under 'Board of Directors' on pages 12 to 16.

Chairman and CEO

There is a clear separation of the roles and responsibilities of the Chairman, Mr Chumpol NaLamlieng and the Group CEO, Mr Lee Hsien Yang. The Chairman, who is an independent Director, leads the Board and is responsible for the Board's workings and proceedings, while the Group CEO is responsible for implementing the Group's strategies and policies and the conduct of the Group's business.

Board Membership

SingTel's Corporate Governance and Nominations Committee establishes and reviews the profile required of Board members and makes recommendations to the Board on the appointment, re-nomination and retirement of Directors.

When the need for a new Director is identified or an existing Director is required to retire from office by rotation, the Corporate Governance and Nominations Committee will review the range of expertise, skills and attributes on the Board and the composition of the Board, identify its needs and prepare a shortlist of candidates with the appropriate profile for nomination or re-nomination. Where necessary, the Corporate Governance and Nominations Committee may seek advice from external search consultants.

The Corporate Governance and Nominations Committee takes factors such as attendance, preparedness, participation and candour into consideration when evaluating the past performance and contributions of a Director for recommendation to the Board. However, the re-nomination or replacement of a Director does not necessarily reflect the Director's performance or contributions to the Board. The Corporate Governance and Nominations Committee may also have to take into account the need to position and shape the Board in line with the evolving needs of SingTel and its business. The Board will appoint the most suitable candidate who will stand for election or re-election by shareholders at the next Annual General Meeting ("AGM") of SingTel. Shareholders are provided with relevant information on the candidate for election or re-election.

Directors must ensure that they are able to give sufficient time and attention to the affairs of SingTel and, as part of its review process, the Corporate Governance and Nominations Committee decides whether or not a Director is able to do so and whether he has been adequately carrying out his duties as a Director of SingTel. The Corporate Governance and Nominations Committee has also adopted an internal guideline that seeks to address the competing time commitments that may be faced when a Director holds multiple board appointments.

At each AGM, not less than one-third of the Directors (being those who have been longest in office since their appointment or re-election, and including executive Directors) are required to retire from office by rotation. In addition, a Director is required to retire at the AGM if, were that Director not to retire, the Director would, at the next AGM, have held office for more than three years. A retiring Director is eligible for re-election by shareholders of SingTel at the AGM. In addition, a Director appointed by the Board to fill a casual vacancy, or appointed as an additional Director, may only hold office until the next AGM, at which time he will be eligible for re-election by shareholders. With a view to Board renewal, the Corporate Governance and Nominations Committee has also adopted internal guidelines on the tenure for Directors.

Board Performance

The Board and the Corporate Governance and Nominations Committee strive to ensure that Directors on the Board possess the experience, knowledge and skills critical to the Group's business so as to enable the Board to make sound and well-considered decisions.

In addition to participating in the induction process for new Directors, the Directors participate in an annual offsite workshop with Senior Management to strategise and plan the Group's mid-term direction. Training and development programmes for Directors include talks and presentations by well-known experts and professionals in various fields such as telecommunications, technology, regulatory matters and the economy/business environment in relevant markets. The Directors may also attend other appropriate courses, conferences and seminars.

During the financial year, the Directors were requested to complete appraisal forms as part of the process adopted to assess the overall effectiveness of the Board. The results of the appraisal exercise were considered by the Corporate Governance and Nominations Committee which was tasked to make recommendations to the Board. The recommendations of the Committee would assist the Board in discharging its duties more effectively.

The appraisal process undertaken during the financial year focused on the evaluation of factors such as the size and composition of the Board, the Board's access to information, Board processes and accountability, Board performance in relation to its principal functions, communication with Senior Management and Directors' standards of conduct. The Board has taken the view that financial indicators are not appropriate as criteria for assessing the Board's performance as the Board's role is seen to be more in formulating, rather than executing, strategy and policy.

During the financial year, the Directors were also requested to complete appraisal forms to assess each individual Director's contributions to the effectiveness of the Board. Each Director was given the opportunity to meet with the Chairman and the chairman of the Corporate Governance and Nominations Committee to discuss the appraisal exercise and other Board matters. In addition, the contributions and performance of each Director were assessed by the Corporate Governance and Nominations Committee as part of its periodic reviews of the composition of the Board and the various Board Committees. In the process, the Committee was able to identify areas for improving the effectiveness of the Board and its Committees. In relation to the Board Committees, the chairman of each Committee prepared a report on the Committee's activities for the financial year and the report was presented to the Board.

Access to Information

Prior to each Board meeting, SingTel's Management provides the Board with information relevant to the matters on the agenda for the Board meeting. The Board also receives regular reports pertaining to the operational and financial performance of the Group.

The Board has separate and independent access to Senior Management and the Company Secretary at all times. To assist the Board in fulfilling its responsibilities, procedures are in place for Directors and Board Committees, where appropriate, to seek independent professional advice at the expense of SingTel. The Directors also receive analysts' reports on SingTel and other telecommunications companies on a quarterly basis. Such reports enable the Directors to keep abreast of key issues and developments in the industry, as well as challenges and opportunities for the Group.

Board and Management Committees

The following Board Committees assist the Board in executing its duties:

- Finance and Investment Committee
- Audit Committee
- Compensation Committee
- Corporate Governance and Nominations Committee
- Optus Advisory Committee.

The chairman of each Board Committee is an independent Director. Each Board Committee may make decisions on matters within its terms of reference and applicable limits of authority. The terms of reference of each Committee are reviewed from time to time, as are the Committee structure and membership. Following a review of the terms of reference of the Executive Committee in May 2006, the Committee has been renamed the Finance and Investment Committee.

Directors' Board Committee Memberships and Attendance at Board Committee Meetings

	Executive Committee (now known as Finance and Investment Committee)		Audit Committee		Compensation Committee		Corporate Governance and Nominations Committee		Optus Advisory Committee	
Name of Director	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended
Chumpol NaLamlieng	4	4			3	3				
Graham John Bradley			4	4					2	2
Paul Chan Kwai Wah	4	2					6	5		
Heng Swee Keat			4	3						
Simon Israel							6	6		
Professor Tommy Koh							6	6		
Lee Hsien Yang [(1)]	4	4	4	4	3	3			2	2
John Powell Morschel					3	3			2	2
Deepak S Parekh					3	2				
Jackson Peter Tai	4	4			3	3				
Nicky Tan Ng Kuang			4	4					2	2

(1) *Mr Lee Hsien Yang is a member of the Finance and Investment Committee and the Optus Advisory Committee. He is not a member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominations Committee although he may attend meetings of these Committees.*

The selection of Board Committee members requires careful management to ensure that Directors with the appropriate qualifications and skills are in each Committee and that there is an equitable distribution of responsibilities among Board members. The need to maximise the effectiveness of the Board, and to encourage active participation and contribution from Board members are also taken into consideration.

A record of each Director's Board Committee memberships and attendance at Board Committee meetings during the financial year ended 31 March 2006 is set out on this page.

Finance and Investment Committee

The Finance and Investment Committee must comprise at least three non-executive Directors, the majority of whom, including the chairman, must be independent.

The main responsibilities of the Finance and Investment Committee are to consider and approve strategic and portfolio investments and divestments within certain prescribed thresholds, review the Group's investment and treasury policies, and manage the Group's assets and liabilities in accordance with the policies and directives of the Board. The Finance and Investment Committee also approves any on-market share repurchase pursuant to SingTel's share purchase mandate.

Audit Committee

The Audit Committee must comprise at least three Directors, all of whom must be non-executive Directors and the majority of whom, including the chairman, must be independent Directors. At least two members of the Audit Committee must have accounting or related financial management expertise or experience. As required by the terms of reference of the Audit Committee, the chairman of the Audit Committee is a Director other than the Chairman of the Board.

The Audit Committee has explicit authority to investigate any matter within its terms of reference and has full access to, and the cooperation of, Management. It has direct access to the internal and external auditors, and full discretion to invite any Director or executive officer to attend its meetings.

The main responsibilities of the Audit Committee are to assist the Board in discharging its statutory and other responsibilities relating to internal controls, financial and accounting matters, compliance, and business and financial risk management.

The Audit Committee reports to the Board on the audits undertaken by the internal and external auditors, the adequacy of disclosure of information, and the appropriateness and quality of the system of risk management and internal controls. It reviews the quarterly and annual financial statements with Management and the external auditors, reviews and approves the annual audit plans for the internal and external auditors, and reviews the internal auditors' evaluation of the system of internal accounting controls and areas highlighted by the external auditors for strengthening the Group's systems of internal control and accounting procedures noted during the course of their audit.

The Audit Committee has responsibility for evaluating the cost-effectiveness of audits, the independence and objectivity of the external auditors, and the nature and extent of the non-audit services provided by the external auditors. It also makes recommendations to the Board on the appointment or re-appointment of the external auditors. In addition, the Audit Committee reviews and approves the SingTel Internal Audit Charter to ensure the adequacy of the internal audit function. At the same time, it ensures that the internal audit function is adequately resourced and has appropriate standing within SingTel.

During the financial year, the Audit Committee reviewed Management's and Internal Audit's assessment of fraud risk and held discussions with the external auditors and is satisfied that the processes put in place by Management provide reasonable assurance on the mitigation of fraud risk exposure in the Group. The Audit Committee also reviewed and is satisfied with the whistle-blowing arrangements instituted by the Group by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Audit Committee met four times during the financial year. At these meetings, the Group CEO, CEO (Singapore), CEO (International) & Group CFO, CEO Optus, CFO Optus and Vice President (Audit) were also in attendance. During the financial year, the Audit Committee reviewed and approved the quarterly financial statements. It reviewed the results of audits performed by SingTel Internal Audit based on the approved audit plan, significant litigation and fraud investigations, SingTel's register of interested person transactions and non-audit services rendered by the external auditors. The Audit Committee also met with the internal and external auditors, without the presence of Management, during the financial year.

Compensation Committee

The Compensation Committee comprises four Directors, all of whom are non-executive and independent. The Committee may have access to expert advice inside and/or outside SingTel.

The main responsibilities of the Compensation Committee are to approve the Group's policies on employment terms, promotion, remuneration and benefits for employees of all grades, to determine (for the Board's endorsement) the policies and guidelines for Directors' fees, benefits and incentives, the remuneration of Senior Management and the specific remuneration package for the executive Director, to approve the performance targets set for Senior Management, and to administer and review any performance share plan or other incentive schemes of SingTel.

The Group CEO, who is not a member of the Compensation Committee, may attend meetings of the Committee but does not attend discussions relating to his own performance and remuneration.

SingTel's remuneration policy and remuneration for its Directors and Senior Management are discussed in this report on pages 68 to 72.

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee must comprise at least three Directors, the majority of whom, including the chairman, must be independent. The Group CEO is not a member of the Corporate Governance and Nominations Committee but may attend meetings of the Committee.

The main functions of the Corporate Governance and Nominations Committee are outlined in the commentaries on 'Board Composition and Balance', 'Board Membership' and 'Board Performance' on pages 59 to 61. With the expansion of its terms of reference, the Committee also has responsibility for the development and review of SingTel's corporate governance principles and practices, taking into account relevant local and international developments in the area of corporate governance.

Optus Advisory Committee
The Optus Advisory Committee comprises at least three Directors. The majority of the Committee is independent. The Committee reviews strategic financial and operational matters of Optus and ensures that the subsidiary's internal controls are aligned with those of SingTel.

Management Committee
In addition to the five Board Committees, SingTel has a Management Committee that comprises the Group CEO, CEO (Singapore), CEO (International) & Group CFO, CEO Optus, Executive Vice President (Networks), Executive Vice President (Strategic Investments), Group Director (Human Resource) and Group Chief Information Officer. CFO Optus as well as the Group Financial Controller are in attendance.

The Management Committee meets every week to review and direct management and operational policies and activities.

Accountability and Audit

Accountability
SingTel recognises the importance of providing the Board with appropriate and relevant information on an accurate and timely basis. In this regard, Board members receive monthly business and financial reports from SingTel's Management. Such reports compare SingTel's actual performance with budget and highlight key business indicators and major issues that are relevant to SingTel's performance, position and prospects.

For the financial year ended 31 March 2006, the Group CEO and CEO (International) & Group CFO of SingTel have provided a certification to the Board on the integrity of SingTel's financial statements and on SingTel's risk management, compliance and internal control systems. The certification covers SingTel and the subsidiaries that it controls.

Internal Audit
SingTel Internal Audit comprises a team of 45 staff, including the Vice President (Audit) who reports to the Audit Committee functionally and to the Group CEO administratively. SingTel Internal Audit is a member of the Singapore branch of The Institute of Internal Auditors Incorporated, USA and adopts the best practice standards laid down in the Professional Practices Framework issued by The Institute of Internal Auditors. Staff members within SingTel Internal Audit are required to meet established training needs in areas relating to auditing skills and technical knowledge that will allow them to perform their internal audit functions effectively.

SingTel Internal Audit adopts a risk-based approach in formulating the annual audit plan. This plan is reviewed and approved by the Audit Committee. The reviews performed by SingTel Internal Audit are aimed at assisting the Board in promoting sound risk management and good corporate governance through assessing the design and operating effectiveness of controls that govern key business processes and risks identified in the overall risk framework of the Group.

SingTel Internal Audit's reviews also focus on compliance with SingTel's policies, procedures and regulatory responsibilities, performed in the context of financial and operational, revenue assurance and information systems reviews. Further, SingTel Internal Audit works with the internal audit functions of SingTel's material associated and joint venture companies to promote joint reviews and the sharing of knowledge and/or internal audit practices.

External Auditors
The Board is responsible for the initial appointment of the external auditors. Shareholders then approve the appointment at SingTel's AGM. The external auditors hold office until their removal or resignation. The Audit Committee assesses the external auditors based on factors such as the performance and quality of their audit and the independence of the auditors, and recommends their re-appointment to the Board. Pursuant to the requirements of the SGX, an audit partner may only be in charge of a maximum of five consecutive audits and may then return after two years. The current PricewaterhouseCoopers audit partner for SingTel was appointed with effect from the financial year ended 31 March 2003.

In order to maintain the independence of the external auditors, SingTel has developed policies as to the type of non-audit services that its external auditors can provide to the SingTel Group and the related approval processes. The Audit Committee has also reviewed the non-audit services provided by the external auditors during the financial year and the fees paid for such services. The Audit Committee is satisfied that the independence of the external auditors has not been impaired by the provision of those services. The external auditors have also provided a confirmation of their independence to the Audit Committee.

SingTel recognises that external auditors are a critical component of the Group's overall corporate governance framework as they provide the Board and shareholders with an independent verification of the Group's financial statements as well as highlight areas for strengthening the Group's systems of internal control and accounting procedures noted during the course of their audit. SingTel believes that a periodic rotation of external auditors will serve to further enhance the independence and effectiveness of the external auditors and, in the process, further strengthen the corporate governance of the Group. In implementing the rotation of external auditors, the Audit Committee has recommended to the Board that Deloitte & Touche be nominated for appointment as the Group's external auditors for the financial year ending 31 March 2007, subject to the approval of shareholders at the AGM on 28 July 2006.

The selection process and appointment of the new external auditors involved inviting suitably qualified international accounting firms to submit proposals which were subject to rigorous evaluation based on criteria that included sound audit approach and methodology, commitment and availability of resources, suitably qualified key personnel with relevant industry experience and technical expertise, avoidance of conflict of interest, ability to demonstrate smooth audit transition, proposed fees and satisfactory results of reference checks.

Risk Management and Internal Controls

While the Board reviews SingTel's risk profile, it has delegated the responsibility for setting the direction for the Group's risk management strategy to SingTel's Management.

The key risks of the Group have been identified within a group-wide risk framework that has been approved by SingTel's Management. The Group faces internal and external risks that are categorised as environmental, operational or management decision-making risks.

Operational risk is the risk of loss arising from external events, or from inadequate or failed internal processes, people or systems. Business unit managers are responsible for identifying the key risks within their business units, and for monitoring and managing the risks identified.

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage its exposure to such financial risks. Details of the various financial risk factors and the management of such risks are outlined in Note 38 to the Financial Statements on page 155.

It is part of the Board's oversight role to ensure that there are adequate policies in relation to risk management and internal controls, and to oversee the effectiveness of the policies in achieving SingTel's goals and objectives. The responsibility for implementing appropriate policies and procedures to achieve effective risk management and internal control is delegated to SingTel's Management. The overall framework established by SingTel's Management is designed to enhance the soundness of the Group's financial reporting, risk management, compliance and internal control systems and includes:

- Audits performed by SingTel Internal Audit in accordance with the approved annual audit plan;
- Control Self-Assessments conducted by business units;
- Process improvement initiatives undertaken by business units, including approved outsourced independent reviews;
- Benchmarking against key risk indicators, such as loss reporting, exceptions reporting and management reviews;
- Annual formal evaluations by the heads of business units and support functions on the soundness, effectiveness and efficiency of the financial reporting, risk management, compliance and internal control systems in their respective areas of responsibility. SingTel has adopted the COSO (or Committee of the Sponsoring Organisations of the Treadway Commission) Internal Control Integrated Framework for this evaluation process;
- Implementation of formal policies and procedures relating to the delegation of authority;

- Involvement of experienced and suitably qualified employees who take responsibility for important business functions; and
- Segregation of key functions that are deemed incompatible and that may give rise to a risk that errors or irregularities may not be promptly detected.

Considerable importance is placed on maintaining a strong control environment. There is an organisation structure with clearly drawn lines of accountability and delegation of authority. There are documented procedures in place that cover management accounting, financial reporting, project appraisal, information systems security, compliance and other risk management issues. The Group also has both an insurance programme and a Business Continuity Planning programme.

The systems that are in place are intended to provide reasonable but not absolute assurance against material misstatements or loss, as well as to ensure the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with applicable legislation, regulation and best practice, and the identification and containment of business risk.

In the course of their statutory audit, SingTel's external auditors carry out a review of the Group's material internal controls to the extent of the scope as laid out in their audit plan. Any material non-compliance and internal control weaknesses, together with the external auditors' recommendations to address them, are reported to the Audit Committee. SingTel's Management, with the assistance of SingTel Internal Audit, follows up on the external auditors' recommendations as part of their role in reviewing the Group's internal control systems.

Based on the work performed by SingTel Internal Audit during the financial year and the review undertaken by the external auditors, the Audit Committee is of the opinion that there are adequate internal controls in the Group.

Communication with Shareholders

SingTel's award-winning Investor Relations team runs an intensive communications programme that reaches out to all members of the investment community.

Not only does SingTel's Management attend quarterly post-results meetings with Singapore investors, they also travel regularly to attend overseas road shows and investment conferences organised by top brokerage firms. In the financial year ended 31 March 2006, SingTel's Management met over 500 investors in more than 350 meetings. SingTel's Group CEO, CEO (International) & Group CFO and the Investor Relations team undertake most of SingTel's investor relations efforts. To help investors better understand the Group's operations and regional investments, the Investor Relations team organises in-house events such as the *SingTel Investor Day* and *SingTel Regional Mobile Day*. These events provide investors with the opportunity to meet senior line managers of SingTel and Optus, and the Management of SingTel's regional mobile associates. All the presentation slides that have been presented to investors are made available on SingTel's website.

SingTel is committed to open and honest communication with shareholders at all times. SingTel discloses its quarterly results with detailed financial and operational metrics in a timely manner. SingTel's Group CEO and the Senior Management team present the Group's financial performance on a quarterly basis to members of the media and analysts. Retail investors are able to view webcasts of the Group CEO's presentations and conference calls with analysts. To help shareholders better understand the Group's performance in the coming year, a detailed set of guidance is released at the full year results. In its quarterly results, such guidance may be updated to reflect prevailing market conditions.

SingTel's website was recently enhanced to better serve shareholders. New functionalities such as quick download features and content, including SGX/ASX announcements and historical data in spreadsheet format, were added to the website. The website now serves as a comprehensive and easy-to-use source of information for shareholders. It contains all of the Group's publicly disclosed financial information, annual reports, investor presentations, news releases and announcements for the last five years. Any new material information is disclosed first to the SGX and ASX to ensure equal dissemination of information to all investors.

The Investor Relations team frequently gathers feedback in the course of their constant interaction with investors and channels back the comments and views they receive to Management. Analysis of global developments in the telecommunications sector has helped to improve the planning, strategies and processes of the Group's businesses. Management also considers feedback from the investment community before formulating capital management policies and shareholder meeting resolutions. For example, SingTel made changes to the resolutions proposed at last year's AGM to fix a lower limit for the number of shares that could be issued pursuant to the exercise of options, following shareholders' feedback.

At each AGM, SingTel's Group CEO gives a structured presentation to explain the progress of the Group over the past year and the resolutions for approval. The chairmen of the Finance and Investment, Audit, Compensation and/or Corporate Governance and Nominations Committees are in attendance at SingTel's AGMs to address shareholders' queries. SingTel's external auditors are also invited to attend its AGMs and will assist the Directors in addressing queries from shareholders relating to the conduct of the audit and the preparation and content of the auditors' report.

SingTel is in full support of shareholder participation at AGMs. A registered shareholder may appoint a proxy to attend, speak and vote and SingTel typically provides one month's notice of meetings. Voting in absentia by mail, facsimile or email is not currently permitted to ensure proper authentication of the identity of shareholders and their voting intentions.

Over 400 shareholders attended last year's AGM. To enhance transparency, SingTel released the proxy voting results for the first time last year and will continue to do so in the coming years.

Securities Trading

The Group adopts the SGX Best Practices Guide with respect to dealings in securities for the guidance of Directors and officers. SingTel's securities trading policy provides that Directors and officers of the Group should not deal in SingTel shares during the period commencing two weeks before the announcement of SingTel's financial statements for each of the first three quarters of the financial year, and during the period commencing one month before the announcement of the financial statements for the financial year, and ending on the date of the announcement of the relevant results. The policy also discourages trading on short-term considerations.

Continuous Disclosure

There are formal policies and procedures to ensure that SingTel complies with its continuous disclosure obligations under the listing rules of the SGX and ASX. A Market Disclosure Committee is responsible for SingTel's Market Disclosure Policy. The policy contains guidelines and procedures for internal reporting and decision-making with regard to the disclosure of material information. The Company Secretary manages the policy.

Material Contracts

There are no material contracts entered into by SingTel or any of its subsidiaries that involve the interests of the Group CEO, any Director, or the controlling shareholder, Temasek Holdings (Private) Limited.

Codes of Conduct and Practice

SingTel has codified its internal corporate governance practices, policy statements and standards, as described in this report, and makes this code available to Board members as well as employees of the Group. The processes and standards in the code are intended to enhance investor confidence and rapport and to ensure that decision-making is properly carried out in the best interests of the Group. The code is reviewed from time to time and updated to reflect changes to the existing systems or the environment in which the Group operates.

SingTel also has an internal code of conduct that applies to all employees. The code sets out principles to guide employees in carrying out their duties and responsibilities to the highest standards of personal and corporate integrity when dealing with SingTel, its competitors, customers, suppliers and the community. The code of conduct covers areas such as conduct in the workplace, business conduct, protection of SingTel's assets, confidentiality, non-solicitation of customers and employees, conflicts of interest and corporate opportunities. The code is posted on SingTel's internal website. SingTel's internal staff manual maps out SingTel's policies and standards by which employees are expected to conduct themselves in the course of their employment with SingTel. The manual also contains procedures for the investigation of reports of misconduct or unethical practices and the taking of appropriate remedial actions.

SingTel has established an escalation process so that the Board, Senior Management, and internal and external auditors are kept aware of corporate crises on a timely basis, depending on their severity. Such crises may include violations of the code of conduct and/or applicable laws and regulations, as well as loss events which have or are expected to have a significant impact, financial or otherwise, on the Group's business and operations.

Whistle-Blowing Policy

The Group adopts a zero tolerance approach to fraud and undertakes to investigate complaints of suspected fraud in an objective manner. SingTel has put in place a whistle-blowing policy and procedures which provide employees with well-defined and accessible channels within the Group, including a direct channel to SingTel Internal Audit, for reporting suspected fraud, corruption, dishonest practices or other similar matters. The aim of this policy is to encourage the reporting of such matters in good faith, with the confidence that employees making such reports will be treated fairly and, to the extent possible, be protected from reprisal. On an ongoing basis, the whistle-blowing policy is covered during staff training as part of the Group's efforts to promote fraud control awareness.

Remuneration

The broad principles that guide the Compensation Committee in its administration of fees, benefits, remuneration and incentives for the Board of Directors and Senior Management are set out below.

Directors' Fees and Incentives

SingTel's Group CEO is an executive Director and is therefore remunerated as part of Senior Management and does not receive Directors' fees.

The proposed fees for non-executive Directors in 2006 comprise a basic retainer fee, additional fees for appointment to Board Committees, attendance fees for ad hoc Board meetings, and a travel allowance for Directors who are required to travel out of their country or city of residence to attend Board meetings. The fees are benchmarked against fees paid by other comparable telecommunications companies. There are no retirement benefit schemes in place for non-executive Directors. The framework for determining non-executive Directors' fees is as follows:

Basic Retainer Fee	
Board chairman	S$150,000 per annum
Director	S$75,000 per annum
Fee for Appointment to Audit Committee	
Committee chairman	S$50,000 per annum
Committee member	S$35,000 per annum
Fee for Appointment to Any Other Board Committee	
Committee chairman	S$35,000 per annum
Committee member	S$25,000 per annum
Attendance Fee per Ad Hoc Board Meeting	S$1,000
Travel Allowance for Board Meetings (per day of travel required to attend meeting)	S$2,000

No Director decides his own fees. Directors' fees are recommended by the Compensation Committee in consultation with the Chairman of the Board and are submitted for endorsement by the Board. Directors' fees are subject to the approval of shareholders at the AGM.

Directors are also encouraged to acquire SingTel shares each year from the open market to the extent of 50 per cent of their fees and to hold the equivalent of one year's fees in the shares while they remain on the Board. Directors who were previously eligible for applicable share option schemes are encouraged to hold, beyond the vesting period, any shares acquired by the exercise of share options under those schemes.

Details of the total fees and other remuneration of the Directors are set out on page 69.

Remuneration for Executive Directors and Senior Management

The Compensation Committee recognises that the Group operates in a regional environment. To remain competitive, the Compensation Committee has established the following objectives for its remuneration policy:

- To align the interests of Senior Management with those of shareholders;
- To attract, motivate and retain high-performing executives, which is necessary to sustain SingTel as a leading Asia Pacific communications provider;
- To achieve key financial and operational goals; and
- To be locally focused and competitive in each of the relevant employment markets.

The Compensation Committee reviews remuneration through a process that considers Group, company, business unit and individual performance, relevant comparative remuneration in the market and, where required, feedback from independent external advisors on human resource management and reward and benefit policies.

Remuneration of Directors

The aggregate compensation paid to or accrued for SingTel Directors for services in all capacities for the financial year ended 31 March 2006 is set out in the table below:

Name of Director	Fixed Component (S$)	Variable Component (S$)	Provident Fund (S$)	Benefits (S$)	Directors' Fees (S$)	Total (S$)
Chumpol NaLamlieng					239,000	239,000
Graham John Bradley					160,000	160,000
Paul Chan Kwai Wah					134,000	134,000
Heng Swee Keat					114,000	114,000
Simon Israel					109,000	109,000
Professor Tommy Koh					119,000	119,000
Lee Hsien Yang [(1)]	937,600	1,200,000	10,855	69,565		2,218,020
John Powell Morschel					146,000	146,000
Deepak S Parekh					129,000	129,000
Jackson Peter Tai					134,000	134,000
Nicky Tan Ng Kuang					169,000	169,000

(1) *Mr Lee Hsien Yang's remuneration for the financial year ended 31 March 2006 comprised the following components:*

(a) Fixed Component refers to base salary and Annual Wage Supplement earned for the year ended 31 March 2006.

(b) Variable Component refers to bonus payouts during the financial year.

(c) Provident Fund represents payments in respect of company statutory contributions to the Singapore Central Provident Fund.

(d) Benefits are stated on the basis of direct costs to the company, and include car benefits and other non-cash benefits such as medical schemes and club membership.

(e) In addition, Mr Lee was granted performance shares under the SingTel Performance Share Plan as follows:

- *A General Award ("GA") of up to 898,666 shares. Vesting of half of the shares under this award is subject to the Group's Total Shareholders' Return ("TSR") being at least at the 50th percentile, relative to the component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the performance period from 1 April 2005 to 31 March 2008. Vesting of the remaining shares is subject to TSR performance measured against the Index (as opposed to individual component stocks) over the same performance period. The fair value of the GA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.41 per share.*
- *A Senior Management Award ("SMA") of up to 745,035 shares. Vesting of this award is subject to attaining at least a 75 per cent improvement on the targeted Return on Invested Capital over the performance period from 1 April 2005 to 31 March 2008, and provided that the above-mentioned GA vests. The fair value of the SMA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.44 per share.*

No employee of the Group who is an immediate family member of a Director was paid remuneration that exceeded S$150,000 during the financial year ended 31 March 2006.

Remuneration Components

The remuneration structure for Senior Management comprises five components – fixed component, variable component, provident/superannuation fund, benefits and long-term incentives. The structure is designed such that the percentage of the annual total remuneration of Senior Management that is the variable component increases as they move up the organisation. The variable component is also dependent on the actual achievement of corporate targets and individual performance objectives. The cost and value of the remuneration components are considered as a whole and are designed both to ensure a proper balance that is linked to short-term and long-term objectives and to be competitive with market practice.

- ***Fixed Component***

  The base salary should fall within the mid-range of what is paid by comparable companies in relevant employment markets for similar jobs, but varies with responsibilities, performance, skills and the experiences that the individual brings to the role. The aggregate of base salary and variable bonus should fall within the upper range of what is paid by comparable companies for executives who exceed their performance objectives. To ensure that the remuneration of Senior Management is consistent with these levels, the Compensation Committee benchmarks remuneration components against those of comparable companies, adjusted for size.

  In Australia, consistent with local market practice, executives may opt for a portion of their salaries to be received in tax-effective benefits-in-kind, such as superannuation contributions and motor vehicles, while maintaining the same overall cost to the company.

- ***Variable Component***

  Variable bonus payouts are based on actual achievement against challenging corporate, business unit and individual performance objectives. Although the performance objectives are different for each executive, the principles are similar and involve the assessment of performance across six areas: Financials, Business Processes, Strategy, Customer Service, People Development and Synergy. The performance objectives are reviewed and adjusted at the commencement of each financial year to ensure that the objectives contribute to the overall financial and operational goals of the Group.

  Individual bonus payouts are linked by way of performance indicators and scorecards to the six areas mentioned above. The Compensation Committee assesses the extent to which the performance objectives have been achieved and approves the bonus pool for distribution to executives.

- ***Provident/Superannuation Fund***

  This component is made up of SingTel's contributions towards the Singapore Central Provident Fund or the Optus Superannuation Fund or any other chosen fund, as applicable.

- ***Benefits***

  Benefits are also provided that are consistent with local market practice, such as in-company medical scheme, club membership, employee discounts and other benefits that may incur Australian Fringe Benefits Tax, where applicable. Participation in such benefits is dependent on the country in which the executive is located. For expatriates located away from home, additional benefits, such as accommodation and children's education, may be provided.

- ***Long-Term Incentives***

  The share awards in 2005 were granted under the SingTel Performance Share Plan ("Share Plan"). As in 2004, two categories of awards – General Awards for all staff and Senior Management Awards for Senior Management staff – were made on an annual basis at the discretion of the Compensation Committee. They were made with reference to the desired remuneration structure target and benchmarked against comparable companies in the market. The grants were conditional on the achievement of targets set for a three-year performance period. The performance shares would only be released to the recipient at the end of the qualifying performance period. The final number of performance shares released would depend on the level of achievement of those targets over the three-year period. The number of performance shares awarded was determined using the valuation of the shares based on a Monte-Carlo simulation on 26 May

Total Shareholders' Return ("TSR") Percentile Ranking Criteria for 50 per cent of the 2005 General Award

TSR	Percentage of Performance Shares to be Vested
80th to 100th percentile	100%
70th to 79th percentile	90%
60th to 69th percentile	70%
50th to 59th percentile [1]	50%
< 50th percentile [1]	0%

[1] *In 2006, the Compensation Committee decided that the minimum threshold for vesting of the 2004 and 2005 tranches that are subject to the TSR percentile ranking criteria would be aligned with that for the 2006 tranche, i.e., the minimum threshold would be the 50th percentile instead of the 51st percentile.*

2005, the 14th trading day after the release of SingTel's results for the financial year ended 31 March 2005.

The vesting criteria for both the General Awards and the Senior Management Awards for 2005 are similar to the corresponding criteria adopted for awards made in 2004 under the Share Plan, that is, for half (50 per cent) of the General Award granted to an employee, the Group's Total Shareholders' Return ("TSR"), relative to the component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the three-year performance period from 1 April 2005 to 31 March 2008, is used as the performance hurdle for vesting. No performance shares will vest if the TSR, as determined by the Compensation Committee in its sole discretion, is below the 50th percentile as measured against that of other component stocks in the Index. The number of performance shares to be vested will be determined in accordance with the table on this page.

The remaining tranche (50 per cent) of the General Award would be subject to the TSR performance measured against the Index (as opposed to individual component stocks) over the performance period from 1 April 2005 to 31 March 2008, as follows:

- If SingTel Group's TSR is at or exceeds twice (i.e., 200 per cent) that of the Index, 100 per cent of the shares under this tranche would vest.
- If SingTel Group's TSR is 90 per cent or more but less than 200 per cent that of the Index, the percentage of the shares under this tranche that would vest would vary accordingly.
- If SingTel Group's TSR is less than 90 per cent that of the Index, none of the shares under this tranche would vest.

For the 2005 Senior Management Awards, vesting would take place if the following criteria are met:

- ***Vesting of the General Award***
  There must be vesting of the 2005 General Award before the 2005 Senior Management Award can vest. This would strengthen the alignment of interests of Senior Management with those of other executives. This criterion requiring the vesting of the General Award was also adopted for the 2004 Senior Management Award.

- ***Return on Invested Capital ("ROIC") Criteria***
  As in 2004, ROIC improvements over the performance period must exceed a minimum threshold level for vesting of the Senior Management Award. For the 2005 Award, SingTel must achieve an average improvement in ROIC of 1.2 percentage points for the three-year performance period from 1 April 2005 to 31 March 2008, as follows:
  - Where the target is met or exceeded and, subject to the vesting of the General Award, 100 per cent of the performance shares will vest.
  - Where 75 per cent or more but less than 100 per cent of the targeted ROIC improvement is met, the performance shares will, subject to the vesting of the General Award, vest to the same extent in percentage terms as the percentage to which the target has been met.
  - Where less than 75 per cent of the targeted ROIC improvement is met, no performance shares will vest.

Accordingly, the number of ordinary shares to be released to the participants will depend directly on how well the Group performs as compared to comparable telecommunications companies in the Index.

Details of the performance shares granted under the Share Plan during the financial year are set out in the financial statements under 'Directors' Report' on page 74.

In line with market practice, SingTel may, under special circumstances, compensate Senior Management for their past contributions when their services are no longer needed, for example, due to redundancies arising from reorganisation or restructuring of the Group.

Remuneration of Senior Management

Details of total remuneration paid to the five top-earning executives employed by the Group for the year ended 31 March 2006 are shown below:

Name of Senior Executive	Fixed Component (1) (S$)	Variable Component (2) (S$)	Provident/ Superannuation Fund (3) (S$)	Benefits (4) (S$)	Total (S$)	SingTel Performance Share Plan (5)	
						Number of Performance Shares (General Award)	Number of Performance Shares (Senior Management Award)
The following are in alphabetical order:							
Chua Sock Koong (6) CEO (International) & Group CFO SingTel	**480,768**	**900,000**	**10,855**	**52,174**	**1,443,797**	**Up to 791,461 shares**	**Up to 251,449 shares**
William Hope (7) Executive Vice President (Networks) SingTel	**644,379**	**316,297**	**86,461**	**101,880**	**1,149,017**	**Up to 61,861 shares**	**Up to 46,954 shares**
Allen Lew Yoong Keong (8) CEO (Singapore) SingTel	**381,176**	**400,000**	**11,910**	**1,058,231**	**1,851,317**	**Up to 733,047 shares**	**Up to 207,864 shares**
Lim Chuan Poh Executive Vice President (Strategic Investments) SingTel	**445,100**	**300,000**	**8,915**	**52,171**	**806,186**	**Up to 262,110 shares**	**Up to 195,571 shares**
Paul O'Sullivan (9) CEO Optus	**1,134,360**	**882,280**	**181,498**	**80,407**	**2,278,545**	**Up to 473,829 shares**	**Up to 359,653 shares**

(1) *Fixed Component refers to base salary and Annual Wage Supplement (where applicable) earned for the year ended 31 March 2006.*
(2) *Variable Component refers to bonus payouts during the financial year.*
(3) *Provident Fund in Singapore represents payments in respect of company statutory contributions to the Singapore Central Provident Fund. Superannuation Fund in Australia represents payments in respect of the superannuation guarantee levy and additional company contributions to the superannuation scheme. Any contributions made by an individual may be salary sacrificed, and are part of the fixed component.*
(4) *Benefits are stated on the basis of direct costs to the company, and include overseas assignment benefits, tax equalisation, car benefits and other non-cash benefits such as medical schemes, club membership and Australia Fringe Benefits Tax, where applicable.*
(5) *Awards made under the SingTel Performance Share Plan:*
The performance share valuation adopted a Monte-Carlo simulation methodology applied at the point of grant. The fair values of the General Award and the Senior Management Award, based on a Monte-Carlo simulation on 26 May 2005, were S$1.41 and S$1.44 per share respectively.
(6) *Ms Chua Sock Koong's SingTel Performance Shares include a one-off performance share grant, given at the point she assumed the position of CEO (International) & Group CFO, SingTel.*
(7) *Mr William Hope is based in Australia.*
(8) *Mr Allen Lew Yoong Keong was based in Australia until January 2006. He was seconded to Optus on expatriate terms. His SingTel Performance Shares include a one-off performance share grant, given at the point he assumed the position of CEO (Singapore), SingTel.*
(9) *Mr Paul O'Sullivan is based in Australia.*

Note:

The above list excludes the following top-earning executives who have since retired:

- *Mr Lim Toon, ex-Chief Operating Officer, SingTel, who retired on 26 February 2006.*
- *Dr Stephen Rotheram, ex-Executive Vice President (Global Business), SingTel, who retired on 1 April 2006.*

Financial Statements

Contents



Directors' Report

For the financial year ended 31 March 2006

The directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of equity of the Company (or "**SingTel**") for the financial year ended 31 March 2006.

1. DIRECTORS

The directors of the Company in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Lee Hsien Yang (Group Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

2. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("**1999 Scheme**"), and performance shares granted under the SingTel Executives' Performance Share Plan ("**Share Plan 2003**") and SingTel Performance Share Plan ("**Share Plan 2004**").

3. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		**Holdings in which director is deemed to have an interest**	
	At 31 Mar 06	**At 1 Apr 05**	**At 31 Mar 06**	**At 1 Apr 05**
Singapore Telecommunications Limited				
(Ordinary shares)				
Chumpol NaLamlieng	**150,000**	150,000	**-**	-
Lee Hsien Yang [1]	**4,050,000**	698,660	**19,887,857**	11,338,519
Graham John Bradley	**92,860**	92,860	**-**	-
Paul Chan Kwai Wah	**57,460**	57,460	**1,620**	1,620
Heng Swee Keat	**1,390**	1,390	**-**	-
Simon Israel	**139,283**	4,643	**-**	134,640
Professor Tommy Koh	**3,440**	3,440	**610**	610
John Powell Morschel	**58,700**	58,700	**-**	-
Deepak S Parekh	**-**	-	**-**	-
Jackson Peter Tai	**102,150**	102,150	**-**	-
Nicky Tan Ng Kuang	**55,720**	55,720	**-**	-

3. DIRECTORS' INTEREST IN SHARES AND DEBENTURES (continued)

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 06	At 1 Apr 05	At 31 Mar 06	At 1 Apr 05
(Options to purchase ordinary shares)				
Chumpol NaLamlieng (2)	**60,000**	60,000	-	-
Lee Hsien Yang (3)	**2,000,000**	6,050,000	-	-
Jackson Peter Tai (2)	**60,000**	60,000	-	-
SembCorp Industries Limited				
(Ordinary shares)				
Nicky Tan Ng Kuang	-	-	-	770,000
(Options to purchase ordinary shares)				
Chumpol NaLamlieng	-	82,500	-	-
Lee Hsien Yang	-	-	**35,000**	-
SembCorp Logistics Limited				
(Options to purchase ordinary shares)				
Lee Hsien Yang	-	-	-	534,000
Singapore Airlines Limited				
(Ordinary shares)				
Paul Chan Kwai Wah	-	-	**20,000**	20,000
Simon Israel	**9,500**	3,000	-	6,500
Neptune Orient Lines Limited				
(Ordinary shares)				
Paul Chan Kwai Wah	**1,000**	1,000	**1,000**	1,000
PT Bank Danamon Indonesia Tbk				
(Ordinary shares of IDR50,000 each)				
Nicky Tan Ng Kuang	-	-	-	500,000
PT Bank Internasional Indonesia Tbk				
(Ordinary shares of IDR 900 each)				
Nicky Tan Ng Kuang	-	-	-	60,710,000
SP AusNet				
(stapled securities comprising one share in each of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd and a unit in SP Australia Networks (Finance) Trust)				
Nicky Tan Ng Kuang	**600,000**	-	-	-

Directors' Report

For the financial year ended 31 March 2006

3. DIRECTORS' INTEREST IN SHARES AND DEBENTURES (continued)

Notes:

(1) Lee Hsien Yang's deemed interest of 19,887,857 shares included:

(a) 15,337,302 ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited, the trustee of a trust established under the Share Plan 2003 and Share Plan 2004, for the benefit of eligible employees of the Group;

(b) 1,430 ordinary shares held by Mr Lee's spouse; and

(c) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Mr Lee pursuant to the performance share plans, subject to certain performance criteria being met and other terms and conditions.

(2) At an exercise price of S$1.39 per share (1 April 2005: S$1.42 per share).

(3) At an exercise price of S$2.22 or S$2.97 per share (1 April 2005: between S$1.36 and S$3.03 per share).

Between the end of the financial year and 21 April 2006, Lee Hsien Yang's deemed interest increased to 21,774,857 shares due to the acquisition by RBC Dexia Trust Services Singapore Limited of an additional 1,887,000 ordinary shares in SingTel for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes in any of the above-mentioned interests between the end of the financial year and 21 April 2006.

4. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

5. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the Compensation Committee members are Chumpol NaLamlieng (Chairman of the Compensation Committee), John Powell Morschel, Jackson Peter Tai and Deepak S Parekh.

5.1 **Share Options**

1999 Scheme

Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the 1999 Scheme, were as follows:

Date of grant	Exercise period	Exercise price [1]	Balance as at 1 Apr 05 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 06 ('000)
Market Price Share Options						
For staff and senior management						
09.11.99	10.11.00 to 09.11.09	S$2.97	6,890	9	626	**6,255**
09.06.00	10.06.01 to 09.06.10	S$2.22	22,348	6,883	142	**15,323**
07.08.00	08.08.01 to 07.08.10	S$2.29	20	20	-	**-**
11.09.00	12.09.01 to 11.09.10	S$2.61	20	-	-	**20**
25.09.00	26.09.01 to 25.09.10	S$2.54	20	-	-	**20**
02.10.00	03.10.01 to 02.10.10	S$2.49	555	-	-	**555**
25.10.00	26.10.01 to 25.10.10	S$2.65	10	-	-	**10**
02.01.01	03.01.02 to 02.01.11	S$2.63	15	15	-	**-**
08.01.01	09.01.02 to 08.01.11	S$2.62	225	-	-	**225**
19.02.01	20.02.02 to 19.02.11	S$2.79	20	-	-	**20**
30.05.01	31.05.02 to 30.05.11	S$1.66	15,170	6,430	67	**8,673**
01.06.01	02.06.02 to 01.06.11	S$1.64	30	-	-	**30**
05.07.01	06.07.02 to 05.07.11	S$1.82	15	-	-	**15**
01.08.01	02.08.02 to 01.08.11	S$1.78	10	-	-	**10**
16.08.01	17.08.02 to 16.08.11	S$1.85	78	-	-	**78**
29.11.01	30.11.02 to 29.11.11	S$1.70	19,192	8,179	114	**10,899**
21.02.02	22.02.03 to 21.02.12	S$1.60	69	69	-	**-**
30.05.02	31.05.03 to 30.05.12	S$1.51	53,534	29,721	556	**23,257**
03.06.02	04.06.03 to 03.06.12	S$1.51	125	125	-	**-**
For executive director (Lee Hsien Yang)						
09.11.99	10.11.00 to 09.11.09	S$2.97	500	-	-	**500**
09.06.00	10.06.01 to 09.06.10	S$2.22	1,500	-	-	**1,500**
30.05.01	31.05.02 to 30.05.11	S$1.66	1,900	1,900	-	**-**
For non-executive directors						
09.09.02	10.09.03 to 09.09.07	S$1.39	180	-	-	**180**
			122,426	53,351	1,505	**67,570**

Directors' Report

For the financial year ended 31 March 2006

5.1 Share Options (continued)

1999 Scheme (continued)

Date of grant	Exercise period	Exercise price [1]	Balance as at 1 Apr 05 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 06 ('000)
Performance Share Options						
For senior management						
03.07.02	03.07.05 to 03.07.12	S$1.33	7,696	6,346	-	**1,350**
For executive director (Lee Hsien Yang)						
03.07.02	03.07.05 to 03.07.12	S$1.33	2,150	2,150	-	-
			9,846	8,496	-	**1,350**
			132,271	**61,847**	**1,505**	**68,919**

Note:

(1) The exercise prices were adjusted on 5 August 2005 so that the interests of the holders of outstanding options were not inadvertently diluted as a result of the payment of a special dividend in August 2005.

Further particulars of the Market Price Share Options and the Performance Share Options have been set out in the Directors' Reports for the financial years ended 31 March 2001, 2002 and 2003.

Details of the directors' share options are set out in the following table:

	Options granted during the financial year ended 31 Mar 06	Aggregate options granted since commencement of scheme to 31 Mar 06	Aggregate options exercised since commencement of scheme to 31 Mar 06	Aggregate options outstanding as at 31 Mar 06
1999 Scheme [1]				
Chumpol NaLamlieng	-	**60,000**	-	**60,000** [2]
Lee Hsien Yang	-	**6,050,000**	**4,050,000**	**2,000,000** [3]
Graham John Bradley	-	-	-	-
Paul Chan Kwai Wah	-	**60,000**	**60,000**	-
Heng Swee Keat	-	-	-	-
Simon Israel	-	-	-	-
Professor Tommy Koh	-	-	-	-
John Powell Morschel	-	**60,000**	**60,000**	-
Deepak S Parekh	-	-	-	-
Jackson Peter Tai	-	**60,000**	-	**60,000** [2]
Nicky Tan Ng Kuang	-	**60,000**	**60,000**	-
	-	**6,350,000**	**4,230,000**	**2,120,000**

5.1 Share Options (continued)

1999 Scheme (continued)

Notes:

(1) The exercise prices of outstanding options were adjusted on 5 August 2005 so that the interests of the holders of the options were not inadvertently diluted as a result of the payment of a special dividend in August 2005.

(2) The options are exercisable at an exercise price of S$1.39 per share from the first anniversary of the date of grant, 9 September 2002, and expire on the fifth anniversary of the date of grant. The exercise price for the options was fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the date of grant. There was no discount to the exercise price for the options.

(3) The options are exercisable at an exercise price of S$2.22 or S$2.97 per share. The exercise prices for the options were fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the dates of the respective grants. There was no discount to the exercise prices for the options.

The 1999 Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no option has been granted since 2003. The existing options granted will continue to vest according to the terms and conditions of the 1999 Scheme and the respective grants.

From the commencement of the 1999 Scheme to 31 March 2006, options in respect of an aggregate of 273,767,350 ordinary shares in the Company have been granted to directors and employees of the Company and its subsidiary companies.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("**Optus**"), the Optus Executive Option Plan was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option. Details are as follows:

Date of grant	Exercise period	Exercise price (2)	Balance as at 1 Apr 05 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 06 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.63 for 1.66 SingTel shares	6,495	-	762	**5,733**

Notes:

(1) The figures in the table show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Executive Option Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Executive Option Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

(2) The exercise price was adjusted on 5 August 2005 so that the interests of the holders of outstanding options were not inadvertently diluted as a result of the payment of a special dividend in August 2005.

The above-mentioned options do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No option has been granted to controlling shareholders of the Company or their associates.

Directors' Report

For the financial year ended 31 March 2006

5.2 Performance Shares

Following the review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. This plan only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of the awards. The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2006, awards comprising an aggregate of 38,548,775 shares have been granted under the Share Plan 2003 and awards comprising an aggregate of 66,785,309 shares have been granted under the Share Plan 2004.

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	Balance as at 1 Apr 05 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 06 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.06.03	29,354	-	645	2,909	**25,800**
25.02.04	37	-	-	-	**37**
26.05.04	28,408	-	252	2,451	**25,705**
01.09.04	466	-	-	-	**466**
26.11.04	50	-	-	-	**50**
26.05.05	-	28,470	-	1,918	**26,552**
25.08.05	-	154	-	-	**154**
30.11.05	-	299	-	-	**299**
28.02.06	-	909	-	-	**909**
	58,315	29,832	897	7,278	**79,972**
For executive director (Lee Hsien Yang)					
25.06.03	703	-	-	-	**703**
26.05.04	750	-	-	-	**750**
26.05.05	-	899	-	-	**899**
	1,453	899	-	-	**2,351**
	59,768	**30,731**	**897**	**7,278**	**82,324**

5.2 **Performance Shares (continued)**

Date of grant	Balance as at 1 Apr 05 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 06 ('000)
<u>Performance shares (Senior Management Awards)</u>					
For senior management					
25.06.03	2,889	-	578	694	**1,617**
26.05.04	1,683	-	191	565	**927**
26.05.05	-	1,787	-	287	**1,500**
	4,572	1,787	769	1,546	**4,044**
For executive director (Lee Hsien Yang)					
25.06.03	703	-	-	-	**703**
26.05.04	750	-	-	-	**750**
26.05.05	-	745	-	-	**745**
	1,453	745	-	-	**2,198**
	6,025	**2,532**	**769**	**1,546**	**6,242**
	65,793	**33,263**	**1,666**	**8,824**	**88,566**

Notes:

(1) *During the financial year, awards in respect of an aggregate of 1,222,279 shares granted under the Share Plan 2003 were vested. The awards were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003.*

(2) During the financial year, awards in respect of an aggregate of 443,452 shares granted under the Share Plan 2004 were vested. The awards were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

(3) Of the 88,566,188 shares not vested as at 31 March 2006, 28,860,015 shares relate to awards granted under the Share Plan 2003 and 59,706,173 shares relate to awards granted under the Share Plan 2004.

As at 31 March 2006, no participant has been granted options under the 1999 Scheme and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents 5 per cent or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004 and the 1999 Scheme collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

Directors' Report

For the financial year ended 31 March 2006

6. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman of the Audit Committee)
Graham John Bradley
Heng Swee Keat

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, Chapter 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of the respective examinations and their evaluation of the Company's system of internal accounting controls.

The Committee also reviewed the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2006 as well as the auditors' report thereon.

In addition, the Committee had, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, sought appropriate approval for interested person transactions.

On behalf of the directors

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore
3 May 2006

Statement of Directors

For the financial year ended 31 March 2006

In the opinion of the directors,

(a) the balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group as set out on pages 85 to 180 are drawn up so as to give a true and fair view of the affairs of the Company and of the Group as at 31 March 2006, changes in equity of the Company and of the Group and of the results of the business and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore
3 May 2006

Auditors' Report

To the Members of Singapore Telecommunications Limited

We have audited the accompanying financial statements of Singapore Telecommunications Limited set out on pages 85 to 180 for the financial year ended 31 March 2006, comprising the balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2006, and the changes in equity of the Company and of the Group for the financial year ended on that date and the results and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore
3 May 2006

Consolidated Income Statement

For the financial year ended 31 March 2006

		Group	
		2006	**2005**
	Notes	**S$ Mil**	**S$ Mil**
Operating revenue	4	**13,138.4**	12,617.0
Operating expenses	5	**(8,783.3)**	(8,010.7)
Other income	6	**111.6**	55.5
Operational EBITDA		**4,466.7**	4,661.8
Compensation from IDA		**337.0**	337.0
Depreciation and amortisation	7	**(1,976.7)**	(1,975.0)
Exceptional items	8	**815.5**	(184.6)
Profit on operating activities		**3,642.5**	2,839.2
Share of results of associated and joint venture companies	9	**1,206.5**	945.2
Profit before interest, investment income and tax		**4,849.0**	3,784.4
Interest and investment income	10	**137.0**	89.8
Interest on borrowings	11	**(486.7)**	(488.5)
Profit before tax		**4,499.3**	3,385.7
Tax expense	12	**(338.0)**	(117.1)
Profit after tax		**4,161.3**	3,268.6
Attributable to:			
Shareholders of the Company		**4,163.3**	3,268.4
Minority interest		**(2.0)**	0.2
		4,161.3	3,268.6
Underlying net profit	13	**3,294.9**	3,059.9
EBITDA	14	**6,452.7**	6,259.0
Earnings per share attributable to shareholders of the Company			
- basic (cents)	15	**24.98**	19.01
- diluted (cents)	15	**24.91**	18.94

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

Balance Sheets

As at 31 March 2006

	Notes	Group 2006 S$ Mil	Group 2005 S$ Mil	Company 2006 S$ Mil	Company 2005 S$ Mil
Current assets					
Cash and cash equivalents	17	**2,770.3**	3,302.9	**669.8**	1,290.5
Trade and other receivables	18	**2,047.2**	1,984.3	**752.5**	875.6
Trading investments	19	**860.3**	934.9	**-**	-
Available-for-sale investments	26	**-**	5.0	**-**	5.0
Derivative financial instruments	27	**69.8**	-	**6.6**	-
Inventories	20	**186.3**	189.4	**7.5**	5.5
		5,933.9	6,416.5	**1,436.4**	2,176.6
Non-current assets					
Property, plant and equipment	21	**9,464.7**	11,663.5	**2,208.7**	2,402.2
Intangible assets	22	**10,115.6**	10,112.3	**3.6**	4.0
Subsidiary companies	23	**-**	-	**18,678.5**	18,802.4
Associated companies	24	**5,203.1**	4,285.5	**25.7**	30.4
Joint venture companies	25	**1,393.8**	1,190.5	**74.4**	133.1
Available-for-sale investments	26	**51.7**	39.0	**43.3**	22.1
Derivative financial instruments	27	**239.2**	312.7	**239.2**	273.0
Deferred tax assets	12	**1,111.2**	1,222.8	**-**	-
Other non-current receivables	28	**93.0**	90.5	**26.2**	28.9
		27,672.3	28,916.8	**21,299.6**	21,696.1
Total assets		**33,606.2**	35,333.3	**22,736.0**	23,872.7
Current liabilities					
Trade and other payables	29	**3,183.0**	3,455.7	**1,150.6**	1,171.5
Due to subsidiary companies	23	**-**	-	**1,023.9**	298.1
Provision	30	**18.5**	17.6	**-**	-
Current tax liabilities		**360.0**	376.2	**232.9**	253.7
Borrowings (unsecured)	31	**1,492.8**	963.2	**564.3**	1,000.0
Borrowings (secured)	32	**0.7**	1,163.8	**-**	-
Derivative financial instruments	27	**72.8**	-	**72.8**	-
		5,127.8	5,976.5	**3,044.5**	2,723.3
Non-current liabilities					
Borrowings (unsecured)	31	**5,907.2**	7,338.9	**4,580.7**	5,259.5
Borrowings (secured)	32	**-**	70.5	**-**	-
Advance billings		**312.4**	1,035.8	**-**	-
Deferred income	33	**18.5**	374.3	**9.0**	347.1
Derivative financial instruments	27	**605.7**	696.0	**474.0**	417.5
Deferred tax liabilities	12	**375.6**	424.8	**282.9**	323.3
Other non-current liabilities	34	**165.8**	133.8	**21.0**	20.6
		7,385.2	10,074.1	**5,367.6**	6,368.0
Total liabilities		**12,513.0**	16,050.6	**8,412.1**	9,091.3
Net assets		**21,093.2**	19,282.7	**14,323.9**	14,781.4
Share capital and reserves					
Share capital	35	**4,774.7**	2,496.2	**4,774.7**	2,496.2
Reserves		**16,315.9**	16,775.0	**9,549.2**	12,285.2
Interest of shareholders of the Company		**21,090.6**	19,271.2	**14,323.9**	14,781.4
Minority interest		**2.6**	11.5	**-**	-
Total equity		**21,093.2**	19,282.7	**14,323.9**	14,781.4

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.

Auditors' report – page 84

Statements of Changes in Equity

For the financial year ended 31 March 2006

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Share Capital				
Balance as at 1 Apr	**2,496.2**	2,677.3	**2,496.2**	2,677.3
Issue of new shares	**20.5**	10.2	**20.5**	10.2
Cancellation of shares	-	(191.3)	-	(191.3)
Transfer from Share Premium and Capital Redemption Reserve upon implementation of Companies (Amendment) Act 2005	**2,258.0**	-	**2,258.0**	-
Balance as at 31 Mar	**4,774.7**	2,496.2	**4,774.7**	2,496.2
Share Premium				
Balance as at 1 Apr	**2,168.3**	4,882.3	**2,168.3**	4,882.3
Issue of new shares	**80.5**	104.7	**80.5**	104.7
Cancellation of shares	-	(2,818.7)	-	(2,818.7)
Transfer to Share Capital upon implementation of Companies (Amendment) Act 2005	**(2,248.8)**	-	**(2,248.8)**	-
Balance as at 31 Mar	-	2,168.3	-	2,168.3
Capital Redemption Reserve				
Balance as at 1 Apr	**9.2**	9.2	**9.2**	9.2
Transfer to Share Capital upon implementation of Companies (Amendment) Act 2005	**(9.2)**	-	**(9.2)**	-
Balance as at 31 Mar	-	9.2	-	9.2
Treasury Shares [1] Held By Trust [2]				
Performance shares purchased by Trust unvested as at 30 Jan 06 reclassified from Capital Reserve – Performance Shares	**(38.1)**	-	-	-
Balance as at 31 Mar	**(38.1)**	-	-	-
Capital Reserve – Performance Shares				
Balance as at 1 Apr	**3.2**	-	**(1.4)**	-
Equity-settled performance shares (net of tax)	**29.5**	26.9	**15.0**	12.4
Performance shares purchased by Trust	**(20.6)**	(20.3)	-	-
Performance shares purchased by Trust unvested as at 30 Jan 06 reclassified to Treasury Shares Held By Trust	**38.1**	-	-	-
Cash paid to employees under performance share plans	**(1.4)**	-	**(0.9)**	-
Payment to employees in performance shares	-	(1.0)	-	-
Contribution to Trust	-	-	**(12.5)**	(12.2)
Transfer to liability upon modification	-	(2.4)	-	(1.6)
Balance as at 31 Mar	**48.8**	3.2	**0.2**	(1.4)
Balance carried forward	**4,785.4**	4,676.9	**4,774.9**	4,672.3

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

Statements of Changes in Equity

For the financial year ended 31 March 2006

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Balance brought forward	**4,785.4**	4,676.9	**4,774.9**	4,672.3
Currency Translation Reserve				
Balance as at 1 Apr				
- as previously reported	**781.8**	725.2	**(1.3)**	(1.3)
- effects of adopting FRS 39	**(53.4)**	-	**-**	-
- effects of adopting FRS 21	**-**	-	**1.3**	1.3
- restated	**728.4**	725.2	**-**	-
Currency translation differences released on deconsolidation of subsidiary companies	**4.3**	-	**-**	-
Currency translation differences released on dilution/disposal of associated and joint venture companies	**(2.8)**	9.1	**-**	-
Currency translation differences (*)	**(556.5)**	47.5	**-**	-
Balance as at 31 Mar	**173.4**	781.8	**-**	-
Hedging Reserve				
Balance as at 1 Apr				
- effects of adopting FRS 39	**(161.7)**	-	**(108.0)**	-
Cash flow hedges (net of tax) (*)	**108.5**	-	**85.6**	-
Balance as at 31 Mar	**(53.2)**	-	**(22.4)**	-
Fair Value Reserve				
Balance as at 1 Apr				
- effects of adopting FRS 39	**75.8**	-	**30.1**	-
Fair value losses on available-for-sale ("**AFS**") investments (*)	**(7.7)**	-	**(8.9)**	-
Fair value gains transferred to income statement on sale of AFS investments	**(47.4)**	-	**-**	-
Balance as at 31 Mar	**20.7**	-	**21.2**	-
Balance carried forward	**4,926.3**	5,458.7	**4,773.7**	4,672.3

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

	Note	Group 2006 S$ Mil	Group 2005 S$ Mil	Company 2006 S$ Mil	Company 2005 S$ Mil
Balance brought forward		**4,926.3**	5,458.7	**4,773.7**	4,672.3
Retained earnings					
Balance as at 1 Apr					
- as previously reported		**15,014.2**	12,661.4	**10,110.4**	9,765.5
- effects of adopting FRS 39		**(0.6)**	-	**(53.4)**	-
- effects of adopting FRS 21		**-**	-	**(1.3)**	(1.3)
- restated		**15,013.6**	12,661.4	**10,055.7**	9,764.2
Goodwill transferred from Other Reserves on dilution		**(13.9)**	(0.4)	**-**	-
Net profit for the year (*)		**4,163.3**	3,268.4	**1,229.6**	1,260.3
Final dividends paid	36	**(1,733.8)**	(915.2)	**(1,735.1)**	(915.4)
Balance as at 31 Mar		**17,429.2**	15,014.2	**9,550.2**	10,109.1
Other Reserves (4)					
Balance as at 1 Apr		**(1,201.7)**	(1,203.2)	**-**	-
Transferred to income statement on deconsolidation of subsidiary companies		**(83.7)**	-	**-**	-
Goodwill transferred to Retained Earnings on dilution		**13.9**	0.4	**-**	-
Share of associated and joint venture companies' reserve movements (*)		**6.6**	1.1	**-**	-
Balance as at 31 Mar		**(1,264.9)**	(1,201.7)	**-**	-
Equity attributable to shareholders of the Company		**21,090.6**	19,271.2	**14,323.9**	14,781.4
Minority interest					
Balance as at 1 Apr		**11.5**	49.4	**-**	-
Effects of deconsolidation of subsidiary companies		**(6.8)**	-	**-**	-
Currency translation differences (*)		**0.2**	(0.5)	**-**	-
Net (loss)/profit for the year (*)		**(2.0)**	0.2	**-**	-
Loan from minority shareholder repaid		**-**	(37.3)	**-**	-
Dividends paid to minority shareholders		**(0.3)**	(0.3)	**-**	-
Balance as at 31 Mar		**2.6**	11.5	**-**	-
Total equity		**21,093.2**	19,282.7	**14,323.9**	14,781.4
Total recognised gains (3)		**3,712.4**	3,316.7	**1,306.3**	1,260.3

Notes:

(1) "Treasury Shares" are accounted for in accordance with FRS 32 (revised 2004) (see Note 2.4).

(2) RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans.

(3) Total recognised gains comprise all items marked (*).

(4) Other Reserves relate mainly to goodwill on acquisition completed prior to 1 April 2001.

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

Consolidated Cash Flow Statement

For the financial year ended 31 March 2006

	2006 S$ Mil	2005 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	**4,499.3**	3,385.7
Adjustments for:		
Amortisation	**33.2**	11.9
Depreciation	**1,943.5**	1,963.1
Exceptional items	**(815.5)**	184.6
IDA compensation	**(337.0)**	(337.0)
Interest and investment income	**(137.0)**	(89.8)
Interest on borrowings	**486.7**	488.5
Net (gain)/loss on disposal of property, plant and equipment	**(29.7)**	6.1
Share of results of associated and joint venture companies (post-tax)	**(1,206.5)**	(945.2)
Other non-cash items	**31.1**	28.9
	(31.2)	1,311.1
Operating cash flow before working capital changes	**4,468.1**	4,696.8
Changes in operating assets and liabilities		
Trade and other receivables	**(242.2)**	(111.8)
Trade and other payables	**35.1**	(73.7)
Inventories	**(23.6)**	(24.9)
Provisions	**0.8**	(0.6)
Currency translation adjustments of subsidiary companies	**(2.2)**	(3.7)
Cash generated from operations	**4,236.0**	4,482.1
Dividends received from associated and joint venture companies	**615.9**	354.7
Income tax paid	**(366.9)**	(347.2)
Net cash inflow from operating activities	**4,485.0**	4,489.6

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

	Note	2006 S$ Mil	2005 S$ Mil
Cash Flows from Investing Activities			
Dividends from other investments		**5.4**	7.4
Interest received		**91.8**	54.3
Payment for acquisition of subsidiary company, net of cash acquired (see Note 1)		**(75.7)**	(322.4)
Cash and cash equivalents in subsidiary companies deconsolidated (see Note 2)		**(16.5)**	-
Investment in associated and joint venture companies		**(617.1)**	(211.8)
Long term loans repaid by associated and joint venture companies		**59.9**	23.9
Proceeds from sale of associated and joint venture companies (net of withholding tax paid)		**105.2**	2,465.3
Long term loans to associated and joint venture companies		**(1.2)**	(0.4)
Investment in available-for-sale investments		**(2.5)**	(2.3)
Proceeds from sale of available-for-sale investments		**72.8**	153.1
Net sale proceeds from/(purchase of) trading investments		**72.3**	(473.7)
Payment for purchase of property, plant and equipment		**(1,713.5)**	(1,428.1)
Proceeds from sale of property, plant and equipment		**97.7**	318.4
Recovery of investment previously written off		**-**	2.3
Purchase of intangible assets		**(60.6)**	(7.4)
Net cash (outflow)/inflow from investing activities		**(1,982.0)**	578.6
Cash Flows from Financing Activities			
Proceeds from term loans		**349.1**	2,143.0
Repayment of term loans		**(280.6)**	(2,524.6)
Bonds repaid		**(911.0)**	-
Finance lease payments		**(106.4)**	(55.0)
Net interest paid on borrowings and swaps		**(431.4)**	(431.7)
Loan from minority shareholder repaid		**-**	(37.3)
Capital repayment to minority shareholder		**-**	(19.9)
Dividends paid to minority shareholder		**(0.3)**	(172.0)
Dividends paid to shareholders of the Company		**(1,733.8)**	(915.2)
Payment for cancellation of shares on capital reduction		**-**	(3,010.0)
Proceeds from issue of shares		**101.0**	114.9
Purchase of performance shares by Trust		**(20.6)**	(20.3)
Payment to employees in performance shares		**-**	(1.0)
Payment to employees in cash under performance share plans		**(1.4)**	-
Net cash outflow from financing activities		**(3,035.4)**	(4,929.1)
Net (decrease)/increase in cash and cash equivalents		**(532.4)**	139.1
Exchange effects on cash and cash equivalents		**(0.2)**	1.9
Cash and cash equivalents at beginning of year	17	**3,302.9**	3,161.9
Cash and cash equivalents at end of year	17	**2,770.3**	3,302.9

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

Notes to the Consolidated Cash Flow Statement

For the financial year ended 31 March 2006

Note (1): **Acquisition of subsidiary companies**

In the current financial year, NCS Pte Ltd., a subsidiary of the Group, acquired the remaining 30 per cent of registered capital of its subsidiary companies, Shanghai Zhong Sheng Information Technology Co. Ltd and Guangzhou Zhong Sheng Information Technology Co. Ltd.

In addition, SingTel Optus Pty Limited ("**Optus**") acquired 100 per cent equity interest in Alphawest Limited ("**Alphawest**") in November 2005 and 74.15 per cent of Virgin Mobile Australia ("**VMA**") in January 2006, increasing its shareholding in VMA to 100 per cent. Optus also made further payments in respect of Reef Networks Pty Ltd ("**Reef**") which was acquired in March 2005.

In the previous financial year, Optus acquired 100 per cent equity interest in Uecomm Limited ("**Uecomm**") in July 2004 and Reef in March 2005.

Fair values of identifiable net assets of the subsidiary companies acquired, which approximate their carrying values, and net cash outflow on acquisition were:

	2006	**2005**
	S$ Mil	**S$ Mil**
Property, plant and equipment	**97.9**	278.0
Non-current assets (excluding property, plant and equipment)	**7.5**	25.8
Cash	**6.4**	10.1
Current assets (excluding cash)	**64.3**	22.6
Current liabilities	**(71.9)**	(44.1)
Non-current liabilities	**(86.7)**	(86.6)
Fair value of net assets acquired	**17.5**	205.8
Goodwill [1]	**109.9**	127.4
Total cash consideration	**127.4**	333.2
Less: consideration unpaid as at balance sheet date	**(0.1)**	(0.7)
Less: cash in subsidiary companies acquired	**(6.4)**	(10.1)
Total cummulative cash outflow	**120.9**	322.4
Less: cash outflow in the previous financial year	**(45.2)**	-
Cash outflow in the financial year	**75.7**	322.4

Note:

(1) Goodwill on acquisition of S$109.9 million included an amount of S$45.1 million arising from acquisition in the previous financial year.

The operating revenue and results of the newly acquired subsidiary companies are not significant to the Group.

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

Note (2): Subsidiary companies deconsolidated

In the current financial year, the Group ceased to exercise control over C2C Pte Ltd ("**C2C**") and its subsidiary companies ("**C2C Group**") and IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies ("**IPACS Group**"). The carrying amount of net assets deconsolidated and their cash flow effects were as follows:

	2006 S$ Mil
Property, plant and equipment	**1,288.2**
Non-current assets (excluding property, plant and equipment)	**(6.5)**
Cash (net of bank overdrafts)	**16.5**
Current assets (excluding cash)	**65.6**
Current liabilities (excluding bank overdrafts)	**(1,303.8)**
Non-current liabilities	**(582.2)**
Carrying value of net assets	**(522.2)**
Less: minority interest	**(6.8)**
Carrying value of net assets deconsolidated	**(529.0)**
Release from Hedging Reserve	**0.3**
Release from Other Reserves	**(83.7)**
Release from Currency Translation Reserve	**4.3**
Net gain on deconsolidation	**608.1**

See Note 8 on the financial effects of deconsolidation.

The accompanying notes on pages 94 to 180 form an integral part of these financial statements.
Auditors' report – page 84

Notes to the Financial Statements

For the financial year ended 31 March 2006

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The Company, Singapore Telecommunications Limited ("**SingTel**"), is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange and Australian Stock Exchange. The address of its registered office is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding. The principal activities of the subsidiary companies are disclosed in Note 45.

Under a licence granted by the Info-communications Development Authority of Singapore ("**IDA**"), the Group had the exclusive rights to provide fixed national and international telecommunications services through 31 March 2000 (with limited exceptions), public cellular mobile telephone services and public radio paging services through 31 March 1997. From the expiry of the exclusive rights, the Group's licences for these telecommunications services continue on a non-exclusive basis to 31 March 2017.

In addition, the Group is licensed to offer Internet services and has also obtained frequency spectrum and licence rights from IDA to install, operate and maintain 3G mobile communication systems and services respectively, as well as wireless broadband systems and services. The Group also holds licences from the Media Development Authority of Singapore for the purpose of providing, amongst others, video-on-demand and internet content.

In Australia, Optus was granted telecommunication licences under the Telecommunications Act 1991. Pursuant to the Telecommunications (Transitional Provisions and Consequential Amendments) Act 1997, the licences continued to have effect after the deregulation of telecommunications in Australia in 1997. The licences do not have a finite term, but are of continuing operation until cancelled under the Telecommunications Act 1997.

These financial statements were authorised and approved for issue in accordance with a directors' resolution dated 3 May 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Preparation

The financial statements are prepared in accordance with Singapore Financial Reporting Standards ("**FRS**") including related Interpretations promulgated by the Council on Corporate Disclosure and Governance. They have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement are disclosed in Note 3.

The accounting policies have been consistently applied by the Group, and are consistent with those used in the previous financial year except for the changes in accounting policies discussed more fully in Note 2.2.

2.2 Changes in Accounting Policies

2.2.1 Adoption of new or revised FRS and interpretations to FRS

With effect from the financial year beginning 1 April 2005, the Group adopted certain new or revised FRS and Interpretations to FRS ("**INT FRS**") which are mandatory and relevant to its operations. The financial statements for the current financial year and the comparatives have been amended as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004)	Presentation of Financial Statements
FRS 2 (revised 2004)	Inventories
FRS 8 (revised 2004)	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004)	Events after the Balance Sheet Date
FRS 16 (revised 2004)	Property, Plant and Equipment
FRS 17 (revised 2004)	Leases
FRS 21 (revised 2004)	The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004)	Related Party Disclosures
FRS 27 (revised 2004)	Consolidated and Separate Financial Statements
FRS 28 (revised 2004)	Investments in Associates
FRS 31 (revised 2004)	Interests in Joint Ventures
FRS 32 (revised 2004)	Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004)	Earnings per Share
FRS 39	Financial Instruments: Recognition and Measurement
FRS 105	Non-current Assets Held for Sale and Discontinued Operations
INT FRS 101	Changes in Existing Decommissioning, Restoration and Similar Liabilities

2.2.2 Effects on financial statements on adoption of new or revised FRS and INT FRS

Apart from FRS 39 and FRS 21 (revised 2004), the adoption of the new or revised FRS and INT FRS does not have any significant effect on the comparatives or the opening reserves of the Group or the Company, or on the results or financial positions of the Group or the Company for the year ended, and as at, 31 March 2006.

The material changes to the accounting policies resulting from the adoption of FRS 39 are described in Note 2.6 and Note 2.7 to the financial statements. In accordance with the transitional provisions of FRS 39, the standard is applied prospectively and the comparative figures for the financial year ended 31 March 2005 have not been restated. Instead, the effects of adopting FRS 39 had been adjusted one-off to the opening reserves as at 1 April 2005 as follows:

Group	Retained Earnings S$ Mil	Fair Value Reserve S$ Mil	Hedging Reserve S$ Mil	Currency Translation Reserve S$ Mil	Total S$ Mil
Fair valuation of a derivative that does not qualify for hedge accounting	(0.6)	-	-	-	(0.6)
Fair valuation of available-for-sale investments	-	75.8	-	-	75.8
Hedge accounting					
Cash flow hedge	-	-	(161.7)	-	(161.7)
Net investment hedge	-	-	-	(53.4)	(53.4)
	(0.6)	75.8	(161.7)	(53.4)	(139.9)

Notes to the Financial Statements

2.2.2 Effects on financial statements on adoption of new or revised FRS and INT FRS (continued)

Company	Retained Earnings S$ Mil	Fair Value Reserve S$ Mil	Hedging Reserve S$ Mil	Total S$ Mil
Fair valuation of a derivative that does not qualify for hedge accounting	(53.4)	-	-	(53.4)
Fair valuation of available-for-sale investments	-	30.1	-	30.1
Hedge accounting				
Cash flow hedge	-	-	(108.0)	(108.0)
	(53.4)	30.1	(108.0)	(131.3)

Under FRS 21 (revised 2004), foreign exchange differences on loans from the Company to its subsidiary companies which form part of the Company's net investment in the subsidiary companies are required to be recognised in the income statement of the Company. In the previous financial year, such foreign exchange differences were recognised in Currency Translation Reserve within equity. FRS 21 (revised 2004) is applied retrospectively with restatements of the comparative figures for the financial year ended 31 March 2005. The revised standard has no impact on the consolidated financial statements as the translation differences continue to be recognised in the Currency Translation Reserve within equity.

The adoption of FRS 21 (revised 2004) had resulted in an increase of S$1.3 million in the Currency Translation Reserve of the Company and a corresponding S$1.3 million decrease in the Retained Earnings of the Company as at 1 April 2004 and 1 April 2005.

2.3 Group Accounting

The accounting policy for subsidiary, associated and joint venture companies in the Company's financial statements is stated in Note 2.5. The Group's accounting policy on goodwill is stated in Note 2.15.1.

2.3.1 Subsidiary companies

Subsidiary companies are entities (including special purpose entities) controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than one half of the voting rights.

In the consolidated financial statements, acquisitions of subsidiary companies are accounted for using the purchase method of accounting. The financial statements of subsidiary companies are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company balances and transactions are eliminated on consolidation.

Any losses in excess of the interest in the equity of the subsidiary company attributable to the minority shareholders are charged to the Group except to that extent that the minority shareholders are able and have a binding obligation to make good the losses.

2.3.2 Associated companies

Associated companies are entities over which the Group has significant influence, but not control or joint control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Equity accounting involves recording the investment in associated companies initially at cost, and recognising the Group's share of the post-acquisition results of associated companies in the consolidated income statement, and the Group's share of post-acquisition reserve movements in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments in the consolidated balance sheet.

2.3.2 Associated companies (continued)

In the consolidated balance sheet, investments in associated companies include goodwill on acquisition identified on acquisitions completed on or after 1 April 2001, net of accumulated impairment losses.

When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including loans that are in fact extensions of the Group's investment, the Group does not recognise further losses, unless it has incurred or guaranteed obligations in respect of the associated company.

2.3.3 Joint venture companies

Joint venture companies are entities over which the Group has contractual arrangements to jointly share the control with one or more parties, and none of the parties involved has unilateral control over the entities' economic activities.

The Group's interest in joint venture companies are accounted for in the consolidated financial statements using the equity method of accounting.

The Group's interest in its unincorporated joint venture operations is accounted for by recognising the Group's assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group's share of income earned from the joint venture, in the consolidated financial statements.

2.3.4 Transaction costs

External costs directly attributable to an acquisition are included as part of the cost of acquisition.

2.3.5 Special purpose entity

RBC Dexia Trust Services Singapore Limited (the "**Trust**") is the trustee of a trust established to administer the performance share plans. The Trust acquires shares in the Company from the open market for delivery to participants upon vesting of awards.

The Trust had been consolidated in the consolidated financial statements under INT FRS 12, *Consolidation – Special Purpose Entities*, even though it is not legally owned by the Group.

2.4 Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new equity shares, other than for acquisitions, are taken to equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issuance of new equity shares for acquisitions of businesses are included in the cost of acquisition as part of the purchase consideration.

With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balances in Share Premium and Capital Redemption Reserve within equity as at 30 January 2006 had been transferred to the Company's Share Capital.

When the Company purchases the Company's equity share capital, the consideration paid, including any directly attributable costs, is taken against Treasury Shares Held By The Company within equity. When the shares are subsequently disposed, the realised gains or losses on disposal of the treasury shares are included in Other Reserves of the Company.

Notes to the Financial Statements

For the financial year ended 31 March 2006

2.4 Share Capital (continued)

The Trust acquires shares in the Company from the open market for delivery to employees upon vesting of performance shares awarded under the Group's performance share plans. Such shares are designated as treasury shares. In the consolidated financial statements, the cost of unvested shares, including directly attributable costs, held by the Trust as at 30 January 2006 had been transferred from Capital Reserve – Performance Shares to Treasury Shares Held By Trust within equity.

Upon vesting of the performance shares, the weighted average costs of the shares delivered to employees, whether held by the Company or the Trust, are transferred to Capital Reserve – Performance Shares within equity in the consolidated financial statements.

Before 30 January 2006, the cost of SingTel shares purchased by the Trust, whether vested or unvested, was taken against Capital Reserve - Performance Shares in the consolidated financial statements.

2.5 Investments in Subsidiary, Associated and Joint Venture Companies

In the Company's balance sheet, investments in subsidiary, associated and joint venture companies, including loans that are in fact extensions of the Company's investment, are stated at cost less accumulated impairment losses. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable value. On disposal of investments in subsidiary, associated and joint venture companies, the difference between the net disposal proceeds and the carrying amount of the investment is taken to the income statement.

2.6 Investments

Under FRS 39, the investments of the Group are classified either as "financial assets at fair value through profit or loss" or "available-for-sale investments". Purchases and sales of investments are recognised on trade date i.e. the date that the Group commits to purchase or sell the investment.

2.6.1 Financial assets at fair value through profit or loss ("trading investments")

Previously, investments acquired principally for the purpose of selling in the short term were classified as short term investments and stated at the lower of cost and market value on an aggregate portfolio basis, with changes in market value included in the income statement.

As at 1 April 2005, such investments were designated as "financial assets at fair value through profit or loss" and initially recognised at fair value.

The change in accounting policy has no impact on the financial statements for the current financial year as the short term investments were already stated at fair value since market value was lower than cost as at 31 March 2005.

Trading investments are subsequently re-measured at fair value at the balance sheet date with any resulting gains and losses, including currency translation differences on equity investments, recognised in income statement.

2.6.2 Available-for-sale investments ("AFS investments")

Previously, the Group's long term investments were stated in the financial statements at cost and an impairment loss is recognised when there is a decline other than temporary in the value of the investment, determined on an individual basis.

As at 1 April 2005, such investments were designated as AFS investments and were initially recognised at fair value plus directly attributable transaction costs.

The impact of the change in accounting policy is stated in Note 2.2.2.

The AFS investments are subsequently stated at fair value at the balance sheet date, with all resulting gains and losses, including currency translation differences, taken to Fair Value Reserve within equity.

2.6.2 Available-for-sale investments ("AFS investments") (continued)

When AFS investments are sold or impaired, the accumulated fair value adjustments in the Fair Value Reserve are included in the income statement.

Impairment loss is computed as the difference between the carrying amount and current fair value, less any impairment loss previously recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement until the equity investments are disposed.

2.7 Derivative Financial Instruments and Hedging Activities

Previously, the notional principal amounts of derivative financial instruments such as forward currency exchange contracts were recorded as off-balance sheet items and their fair values were not separately recognised in the financial statements. Instead, exchange differences arising from translating these derivative financial instruments were accounted for in a manner consistent with the hedged items.

Under FRS 39, derivative financial instruments are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair values.

The impact of the change in accounting policy is stated in Note 2.2.2.

Derivative financial instrument is carried as an asset when the fair value is positive and as a liability when the fair value is negative.

Any gains or losses arising from changes in fair value are recognised immediately in the income statement, unless they qualify for hedge accounting.

2.7.1 Hedge accounting

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, as well as its risk management objectives and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

<u>Fair value hedge</u>

Derivative financial instruments that qualify for fair value hedge accounting are initially recognised at fair value on the date that the contract is entered into. Changes in fair value of derivatives are recorded in the income statement together with any changes in the fair value of the hedged items that are attributable to the hedged risks.

<u>Cash flow hedge</u>

The effective portion of changes in the fair value of the derivative financial instruments that qualify as cash flow hedges are recognised in Hedging Reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in the Hedging Reserve are transferred to the income statement in the periods when the hedged items affect income statement.

Notes to the Financial Statements

2.7.1 Hedge accounting (continued)

Net investment hedge

Changes in the fair value of designated derivatives that qualify as net investment hedges, and which are highly effective, are recognised in Currency Translation Reserve within equity of the consolidated financial statements and are transferred to the consolidated income statement in the periods when the foreign operation is disposed off. In the Company's financial statements, the gain or loss on the financial instrument used to hedge a net investment in a foreign operation of the Group is recognised in the income statement.

The Group has entered into the following derivative financial instruments to hedge its risks, namely:

- Cross currency interest rate swaps that are fair value hedges for the interest rate risk and cash flow hedges for the currency risk arising from the Group's issued bonds.

  The cross currency interest rate swaps involve the exchange of principal and fixed interest receipts in the foreign currency in which the issued bonds are denominated, for principal and floating interest payments in the Group's functional currency.

- Cross currency swaps that are net investment hedges for the foreign currency exchange risk on its foreign operations.

- Forward foreign exchange contracts that are cash flow hedges for the Group's exposure to foreign currency exchange risks arising from forecasted or committed expenditure.

2.8 Fair Value Estimation of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in arm's length transaction, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instrument:

Bank balances, receivables and payables, short term borrowings

The carrying amounts approximate fair values due to the relatively short term maturity of these instruments.

Quoted and unquoted investments

The fair value of investments traded in active markets is based on the market quoted bid price or the bid price quoted by the market maker at the close of business on the balance sheet date.

The fair values of unquoted investments are determined by using valuation techniques. These include the use of recent arm's length transactions, reference to current market value of another instrument which is substantially the same, or discounted cash flow analysis.

Interest rate swaps

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the credit worthiness of the swap counterparties. It is calculated as the present value of the estimated future cash flow, discounted at actively quoted interest rates.

2.8 Fair Value Estimation of Financial Instruments (continued)

Forward foreign currency contracts

The fair value of forward foreign exchange contracts is determined using forward exchange market rates for contracts with similar maturity profiles at the balance sheet date.

For disclosure purposes, the fair value of non-current borrowings which are traded in active markets is based on the market quoted ask price. For other non-current borrowings, the fair values are based on valuation provided by service providers or estimated by discounting the future contractual cash flows using a discount rate based on the borrowing rates which the Group expects would be available at the balance sheet date.

2.9 Trade and Other Receivables

Under FRS 39, trade and other receivables, including loans given by the Company to subsidiary, associated and joint venture companies are recognised initially at fair value and where applicable, are subsequently measured at amortised cost using the effective interest method, less allowance for impairment. An allowance for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the debts. The impairment loss, measured as the difference between the debt's carrying amount and the present value of estimated future cash flows (excluding credit losses that have not been incurred) discounted at the original effective interest rate, is recognised in the income statement. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the debt does not exceed its amortised cost at the reversal date.

2.10 Trade and Other Payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method.

2.11 Borrowings

Previously, borrowings were stated at the proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight line basis over the period of the borrowings. Under FRS 39, borrowings are initially recognised at fair value of the consideration received less directly attributable transaction costs. After initial recognition, unhedged borrowings are subsequently stated at amortised cost using the effective interest method.

2.12 Cash and Cash Equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management. Bank overdrafts are included under borrowings on the balance sheet.

2.13 Foreign Currencies

2.13.1 Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the "**functional currency**"). The balance sheet of the Company and consolidated financial statements of the Group are presented in Singapore Dollars, which is the functional and presentation currency of the Company.

2.13.2 Transactions and balances

Transactions in a currency other than the functional currency ("**foreign currency**") are translated into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at exchange rates ruling at that date. Foreign exchange differences arising from translation are recognised in the income statement.

Notes to the Financial Statements

For the financial year ended 31 March 2006

2.13.3 Translation of foreign operations' financial statements

In the preparation of the consolidated financial statements, the assets and liabilities of foreign operations are translated to Singapore dollars at exchange rates ruling at the balance sheet date except for share capital and reserves which are translated at historical rates of exchange (see Note 2.13.4 for translation of goodwill and fair value adjustments). Income and expenses in the income statement are translated using either the average exchange rates for the month or year, which approximate the exchange rates at the dates of the transactions. All resulting translation differences are taken directly to Currency Translation Reserve within equity. On disposal, the accumulated translation differences deferred in Currency Translation Reserve relating to that foreign operation are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.13.4 Translation of goodwill and fair value adjustments

Under FRS 21 (revised 2004), goodwill and fair value adjustments arising on the acquisition of foreign entities completed on or after 1 April 2005 are treated as assets and liabilities of the foreign entities and are recorded in the functional currencies of the foreign entities and translated at the exchange rates prevailing at the balance sheet date. However, for acquisitions of foreign entities completed prior to 1 April 2005, goodwill and fair value adjustments continue to be recorded at the exchange rates at the respective dates of the acquisitions.

2.13.5 Net investment in a foreign entity in the Company's financial statements

As stated in Note 2.2.2, exchange differences on loans from the Company to its subsidiary companies which form part of the Company's net investment in the subsidiary companies are recognised in the income statement of the Company. Such translation differences, however, are reclassified to Currency Translation Reserve within equity in the consolidated financial statements. On disposal, the accumulated exchange differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.14 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made of the amount of the obligation. Provisions are not recognised for future operating losses.

Provision for liquidated damages in respect of information technology contracts are made based on management's best estimate of the anticipated liability.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

2.15 Intangible Assets

2.15.1 Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiary, associated or joint venture company over the fair value of the Group's share of their identifiable net assets, including contingent liabilities, at the date of acquisition. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition.

Goodwill is stated at cost less accumulated impairment losses.

Acquisitions completed prior to 1 April 2001

Goodwill on acquisitions completed prior to 1 April 2001 had been adjusted in full against Other Reserves within equity. Such goodwill has not been retrospectively capitalised and amortised.

The Group also had acquisitions where the costs of acquisition were less than the fair value of identifiable net assets acquired. Such differences (negative goodwill) were adjusted against Other Reserves in the year of acquisition.

2.15.1 Goodwill (continued)

Goodwill that has previously been taken to Other Reserves is not taken to income statement when the entity is disposed or when the goodwill is impaired.

Acquisitions completed on or after 1 April 2001

Prior to 1 April 2004, goodwill on acquisitions completed on or after 1 April 2001 was capitalised and amortised on a straight line basis in the consolidated income statement over its estimated useful life of up to 20 financial years. In addition, goodwill was assessed for indications of impairment at each balance sheet date.

Since 1 April 2004, goodwill is no longer amortised but is tested annually for impairment or whenever there is indication of impairment (see Note 2.16). The accumulated amortisation for goodwill as at 1 April 2004 had been eliminated with a corresponding decrease in the cost of goodwill.

Goodwill on acquisitions of subsidiary companies is shown on the face of the consolidated balance sheet whereas goodwill on acquisitions of associated and joint venture companies is recorded as part of the carrying value of the related investment.

Negative goodwill is recognised directly in the consolidated income statement.

Gains and losses on disposal of the subsidiary, associated and joint venture companies include the carrying amount of capitalised goodwill relating to the entity sold.

2.15.2 Other intangible assets

Expenditure on telecommunication and spectrum licences is capitalised and amortised using the straight-line method over their estimated useful lives of 12 to 22 years. Advance payments for the right to broadcast programs are recognised as an intangible asset and amortised on a straight line basis over the period of the underlying contract. Customer relationships acquired in a business combination are carried at fair value at date of acquisition, and amortised on a straight line basis over the period of the expected benefits, which is estimated at 10 years.

Capitalised expenditure is stated at cost less accumulated amortisation and accumulated impairment losses.

2.16 Impairment of Non-financial Assets

Goodwill, which has an indefinite useful life, is subject to annual impairment tests or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is not amortised (see Note 2.15.1).

The other intangible assets of the Group, which have definite useful lives and are subject to amortisation, as well as property, plant and equipment and investments in subsidiary, associated and joint venture companies, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "**CGU**").

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

An impairment loss for an asset, other than goodwill, is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. Impairment loss on goodwill is not reversed in a subsequent period.

Notes to the Financial Statements

For the financial year ended 31 March 2006

2.17 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Work-in-progress is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include the third party hardware and software costs, direct labour and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability) as applicable.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed.

2.18 Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses or at cost, where applicable. The cost of self-constructed assets includes the cost of material, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads.

Depreciation is calculated on a straight line basis to write off the cost of the property, plant and equipment over their expected useful lives. The estimated useful lives are as follows:

	No. of years
Buildings	5 - 40
Transmission plant and equipment	5 - 25
Switching equipment	3 - 10
Other plant and equipment	3 - 20

Other plant and equipment consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining useful lease period.

In respect of capital work-in-progress, assets are depreciated from the month the asset is completed and held ready for use.

Costs to acquire computer software which are an integral part of the related hardware are capitalised and recognised as assets and included in property, plant and equipment when it is probable that the costs will generate economic benefits beyond one year and the costs are associated with identifiable software products which can be reliably measured by the Group.

2.18 Property, Plant and Equipment (continued)

The cost of property, plant and equipment includes expenditure that is directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent expenditure is included in the carrying amount of an asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group.

In accordance with FRS 16 (revised 2004), the residual values and useful lives of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date.

On disposal of property, plant and equipment, the difference between the disposal proceeds and its carrying value is taken to the income statement.

2.19 Leases

2.19.1 Finance leases

Finance leases are those leasing agreements which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased items. Assets financed under such leases are treated as if they had been purchased outright at the lower of fair value and present value of the minimium lease payments and the corresponding leasing commitments are shown as obligations to the lessors.

Lease payments are treated as consisting of capital repayments and interest elements. Interest is charged to the income statement over the period of the lease to produce a constant rate of charge on the balance of capital repayments outstanding.

2.19.2 Operating leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognised as expenses in the income statement on a straight-line basis over the period of the lease.

2.19.3 Gains or losses from sale and leaseback

Gains on sale and leaseback transactions resulting in finance leases are deferred and amortised over the lease term on a straight-line basis, while losses are recognised immediately.

Gains and losses on sale and leaseback transactions established at fair value which resulted in operating leases are recognised immediately.

2.19.4 Indefeasible right of use

The Group has entered into certain indefeasible right of use ("**IRU**") agreements with its customers. An IRU is a right to use a specified amount of capacity for a specific time period that cannot be revoked or voided. Such agreements are accounted for either as leases or service transactions.

Those IRU agreements that provide the lessee with exclusive right to the purchased capacity and limit the purchased capacity to a specified fibre are accounted for as lease transactions. Other IRUs are accounted for as service contracts.

IRU agreements that transfer substantially all the risks and rewards of ownership to the lessee are classified as sales-type leases. All other IRU leases are classified as operating leases.

Revenue from sales-type leases is recognised in the period that the IRUs are transferred and capacity is available for service. The costs attributable to capacity sold under sales-type contracts are accordingly recognised as cost of goods sold.

Notes to the Financial Statements

For the financial year ended 31 March 2006

2.19.4 Indefeasible right of use (continued)

Revenue from operating leases or service contracts are recognised over the term of the lease or the contracts. Amounts received or contractually receivable from lessees in excess of revenue recognised are recorded as advance billings in the balance sheets. Costs of the network relating to operating leases or service contracts are included as property, plant and equipment and depreciated over the economic useful life of the network.

2.20 Capacity Swaps

The Group may exchange capacity with other capacity or service providers. Under FRS 16 (revised 2004), the exchange is regarded as a transaction which generates revenue unless the transaction lacks commercial substance or the fair value of neither the capacity received nor the capacity given up is reliably measurable.

2.21 Revenue Recognition

Revenue for the Group comprises the fair value for the sale of goods and services rendered, net of goods and services tax, rebates and discounts, and after eliminating sales within the Group. Revenue includes the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunication companies in respect of traffic exchanged.

For phone cards and prepaid cards which have been sold, provisions for unearned revenue are made for services which have not been rendered as at balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon the transfer of significant risk and rewards of ownership of the goods to the customer which generally coincides with delivery and acceptance of the goods sold.

Dividend income is recorded gross in the income statement when the right to receive payment is established.

Interest income is recognised on a time proportion basis using the effective interest method.

Rental income from operating leases is recognised on a straight-line basis over the term of the lease.

2.22 Employees' Benefits

2.22.1 Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The Group's contributions to the defined contribution plans are recognised in the income statement as expenses in the financial year to which they relate.

2.22.2 Employees' leave entitlements

Employees' entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for the annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

2.22.3 Share-based compensation

Performance shares

Under the SingTel Executives' Performance Share Plan ("**Share Plan 2003**") and SingTel Performance Share Plan ("**Share Plan 2004**"), participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain pre-determined corporate performance targets are met within a prescribed performance period and the participants are still employed by the Group.

The performance share plans are accounted for either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statement on a straight line basis over the vesting period.

At each balance sheet date, the Group revises its estimates of the number of performance shares that the participants are expected to receive based on non-market vesting conditions. The difference is charged or credited to the income statement, with a corresponding adjustment to equity or liability for equity-settled and cash-settled share-based payments respectively.

The dilutive effect of Share Plan 2004 is reflected as additional share dilution in the computation of diluted earnings per share.

Share options

In 2003, SingTel's share option schemes were suspended with the implementation of Share Plan 2003. As the share options were granted before 22 November 2002, FRS 102 *Share-based Payment* is not applicable. No compensation expense is recognised for the outstanding share options under the share option schemes.

After the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the proceeds received, net of any directly attributable transaction costs, from the exercise of share options are credited to Share Capital. Before 30 January 2006, the net proceeds were credited to Share Capital (at par value of the shares issued) and Share Premium.

The dilutive effect of outstanding share options is reflected as additional share dilution in the computation of diluted earnings per share.

2.23 Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and finance lease charges. Borrowing costs are generally expensed as incurred, except to the extent that they are capitalised if they are directly attributable to the acquisition, construction, or production of a qualifying asset.

2.24 Customer Acquisition Costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

2.25 Pre-incorporation Expenses

Pre-incorporation expenses are expensed as incurred.

2.26 Government Grants

Grants in recognition of specific expenses are recognised in the income statement over the periods necessary to match them with the relevant expenses they are intended to compensate. Grants related to depreciable assets are deferred and recognised in the income statement over the period in which such assets are depreciated and used in the projects subsidised by the grants.

Notes to the Financial Statements

For the financial year ended 31 March 2006

2.27 Exceptional Items

Exceptional items refer to items of income or expense within profit or loss from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the financial year.

2.28 Deferred Taxation

Deferred taxation is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is also not recognised for goodwill which is not deductible for tax purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates (and laws) enacted or substantially enacted at the balance sheet date.

Deferred tax liabilities are provided on all taxable temporary differences arising on investments in subsidiary, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and carry forward of unutilised tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry forward of unused losses can be utilised.

At each balance sheet date, the Group re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient future taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Current and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or different period, directly to equity.

2.29 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

2.30 Segment Reporting

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

2.31 Non-current Assets (or Disposal Groups) Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

FRS 1 (revised 2004), *Presentation Of Financial Statements*, requires disclosure of the judgements management has made in the process of applying the accounting policies that have the most impact on the amounts recognised in the financial statements. It also requires disclosure about the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The following presents a summary of the critical accounting estimates and judgments:

3.1 Impairment of Property, Plant and Equipment, Intangible Assets, Investment in Subsidiary, Associated and Joint Venture Companies

The Group assesses impairment on the above mentioned assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets requires assessment as to whether the carrying amount of assets exceeds the recoverable amount. Recoverable amount is defined as the higher of an asset's or cash generating unit's fair value less costs to sell and its value in use. In making this judgement, the Group evaluates the value in use which is supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate.

Forecasts of future cash flows are based on the Group's estimates using historical, sector and industry trends, general market and economic conditions, changes in technology and other available information.

3.2 Impairment of Goodwill

Goodwill is subject to annual impairment test or more frequently if events or changes in circumstances indicate that it might be impaired.

The assumptions used by management to determine the value-in-use calculations are stated in Note 22.1.1.

3.3 Impairment of Trade Receivables

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Impairment loss is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience.

3.4 Estimated Useful Lives of Property, Plant and Equipment

The Group reviews annually the estimated useful lives of property, plant and equipment based on factors such as business plans and strategies, expected level of usage and future technological developments. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned. A reduction in the estimated useful lives of property, plant and equipment would increase the recorded depreciation and decrease the non-current assets.

3.5 Taxation

3.5.1 Deferred tax asset

The Group reviews the carrying amount of deferred tax asset at each balance sheet date. Deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. This involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

Notes to the Financial Statements

For the financial year ended 31 March 2006

3.5.2 Income taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3.6 Fair Value Estimates for Certain Financial Assets and Derivative Financial Instruments

The Group carries certain financial assets and derivative financial instruments at fair value, which requires extensive use of accounting estimates and judgement. While significant components of fair value measurement were determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates), the amount of changes in fair value would differ if the Group uses different valuation methodologies. Any changes in fair value of these financial assets and derivative financial instruments would affect profit and equity.

3.7 Share-based Payments

Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. In addition, the Group revises the estimated number of performance shares that participants are expected to receive based on non-market vesting conditions at each balance sheet date.

The assumptions of the valuation model used to determine fair value are set out in Note 5.3

3.8 Contingent Liabilities

Determination of the treatment of contingent liabilities in the financial statements is based on management's view of the expected outcome of the applicable contingency.

The Group consults with legal counsel on matters related to litigation and other experts both within and outside the Group with respect to matters in the ordinary course of business.

As at 31 March 2006, the Group was involved in various legal proceedings where it was vigorously defending its claims.

4. OPERATING REVENUE

	Group	
	2006	**2005**
	S$ Mil	**S$ Mil**
Mobile communications	**5,073.4**	4,944.7
National telephone	**2,501.4**	2,574.1
Data and internet	**2,522.3**	2,379.9
Information technology and engineering	**918.8**	762.4
Sale of equipment	**908.1**	671.4
International telephone	**882.8**	959.8
Cable television	**150.3**	165.7
Others	**181.3**	159.0
Operating revenue	**13,138.4**	12,617.0
Operating revenue	**13,138.4**	12,617.0
Other income (see Note 6)	**111.6**	55.5
Interest and dividend income (see Note 10)	**110.6**	82.5
Total revenue	**13,360.6**	12,755.0

5. OPERATING EXPENSES

	Group 2006 S$ Mil	Group 2005 S$ Mil
Traffic expenses	**2,528.4**	2,329.3
Selling and administrative costs	**2,463.9**	2,333.5
Staff costs	**1,667.7**	1,546.7
Equipment costs	**1,100.5**	907.4
Repair and maintenance	**289.9**	287.8
Other operating expenses	**732.9**	606.0
	8,783.3	8,010.7

5.1 Staff Costs

	Group 2006 S$ Mil	Group 2005 S$ Mil
Staff costs included the following:		
Contributions to defined contribution plans	**140.7**	136.3
Performance share expense		
- equity-settled arrangements	**29.5**	6.1
- cash-settled arrangements	**5.7**	3.4
Termination benefits	**47.3**	5.2

5.2 Key Management Personnel Compensation

	Group 2006 S$ Mil	Group 2005 S$ Mil
Directors' remuneration (1)	**3.7**	3.3
Other key management (2)	**16.0**	14.7
	19.7	18.0

Notes:

(1) In addition, Lee Hsien Yang, the executive director, was awarded up to 1,643,701 (2005: 1,500,000) ordinary shares of SingTel pursuant to the Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The expense computed in accordance with FRS 102, *Share-based Payment*, was S$2.5 million (2005: S$1.5 million).

(2) In addition, the other key management were awarded up to 5,534,298 (2005: 4,041,728) ordinary shares of SingTel pursuant to Share Plan 2004, subject to certain performance criteria including other terms and conditions being met. The expense computed in accordance with FRS 102, *Share-based Payment*, was S$7.4 million (2005: S$4.8 million).

The other key management of the Group comprises members of the SingTel's Management Committee.

Notes to the Financial Statements

For the financial year ended 31 March 2006

5.3 Share-based Payments

5.3.1 Share options

In 2003, the Singapore Telecom Share Option Scheme 1999 was suspended with the implementation of Share Plan 2003. The existing share options granted continue to vest according to the terms and conditions of the scheme and the respective grants.

The share options have a validity period of ten years from the date of grant, and were granted either without performance hurdles ("**Market Price Share Options**") or with performance hurdles ("**Performance Share Options**").

Market Price Share Options are granted based on the performance of the Group and individuals. These share options vest over three years from the date of the grant and are exercisable after the first anniversary of the date of the grant and will expire on the tenth anniversary of the date of grant.

Performance Share Options are conditional grants where vesting is conditional on performance targets set based on medium-term corporate objectives. At the end of the three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets.

	Number of share options [1]		Weighted average exercise price per share	
	2006	2005	2006	2005
Group and Company	'000	'000	S$	S$
Outstanding at 1 Apr	**138,766**	215,056	**1.84**	1.79
Cancelled	**(2,267)**	(7,954)	**2.40**	1.80
Exercised	**(61,847)**	(68,336)	**1.63**	1.68
Outstanding and exercisable at 31 Mar	**74,652**	138,766	**1.93**	1.84

	2006	2005
	'000	'000
The outstanding share options have the following exercise prices:		
A$3.63 (2005: A$3.70) for 1.66 SingTel shares [1]	**5,733**	6,495
S$2.50 to S$3.03	**7,050**	8,255
S$2.00 to S$2.49	**17,378**	23,867
S$1.50 to S$1.99	**42,961**	90,123
S$1.30 to S$1.49	**1,530**	10,026
	74,652	138,766
Weighted average remaining validity life	**4.9 years**	6.3 years

Note:

(1) The figure represents the number of unissued SingTel shares based on a ratio of 1.66 SingTel shares per share option.

No compensation expense is recognised when the share options are issued (see Note 2.22.3).

5.3.2 **Performance share plans**

The Share Plan 2003 only allows the purchase and delivery of existing SingTel shares to employees upon the vesting of the awards. The Share Plan 2004 gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff – are made on an annual basis at the discretion of the Group. The grants are conditional on the achievement of targets set for a three-year performance period. The performance shares will only be released to the recipients at the end of the qualifying performance period. The final number of performance shares will depend on the level of achievement of the targets over the three-year period. The targets include comparing the Group's performance against comparable telecommunications companies in the MSCI Asia Pacific Telecommunications Index and MSCI Global Telecommunications Index. The General Awards shall be settled by delivery of SingTel shares, while the Senior Management Awards are to be settled by SingTel shares or cash, at the option of the recipient.

Additionally, early vesting of the performance shares can also occur under special circumstances approved by the Compensation Committee such as retirement, redundancy, illness and death whilst in employment.

The performance share plans provide for the award of performance shares to selected employees of SingTel and its subsidiary companies. Though the performance shares are awarded by SingTel, the respective subsidiary companies that wish to provide incentives to their own employees to retain and encourage their continued service, bear all costs and expenses in any way arising out of, or connected with, the grant and vesting of the awards to their employees.

The fair value of the performance shares are estimated using a Monte-Carlo simulation methodology at the measurement dates, which are grant dates for equity-settled awards, and balance sheet date for cash-settled awards.

For the purpose of accruing the performance share expense for the Senior Management Awards until the achievement of the targets can be accurately ascertained, vesting is estimated at 100% of the grants.

General Awards - equity-settled arrangements

The movements of the number of performance shares for the General Awards during the financial year were as follows:

Group and Company 2006	**Outstanding as at 1 Apr 05 '000**	**Granted '000**	**Vested '000**	**Cancelled '000**	**Outstanding and unvested as at 31 Mar 06 '000**
Date of grant					
Share Plan 2003 - FY2004 [1]					
25 Jun 03	**30,057**	**-**	**(645)**	**(2,909)**	**26,503**
25 Feb 04	**37**	**-**	**-**	**-**	**37**
Share Plan 2004 - FY2005					
26 May 04	**29,158**	**-**	**(252)**	**(2,451)**	**26,455**
Sep to Nov 04	**516**	**-**	**-**	**-**	**516**
Share Plan 2004 - FY2006					
26 May 05	**-**	**29,369**	**-**	**(1,918)**	**27,451**
Aug to Feb 06	**-**	**1,362**	**-**	**-**	**1,362**
	59,768	**30,731**	**(897)**	**(7,278)**	**82,324**

Notes to the Financial Statements

For the financial year ended 31 March 2006

5.3.2 Performance share plans (continued)

General Awards - equity-settled arrangements (continued)

Group and Company 2005	Outstanding as at 1 Apr 04 '000	Granted '000	Vested '000	Cancelled '000	Outstanding and unvested as at 31 Mar 05 '000
Date of grant					
Share Plan 2003 - FY2004					
25 Jun 03	32,602	-	(328)	(2,217)	30,057
25 Feb 04	37	-	-	-	37
Share Plan 2004 - FY2005					
26 May 04	-	30,504	(6)	(1,340)	29,158
Sep to Nov 04	-	516	-	-	516
	32,639	31,020	(334)	(3,557)	59,768

Note:
(1) "FY 2004" denotes financial year ended 31 March 2004.

The fair values of the General Awards at grant date and the assumptions of the fair value model for the grants were as follows:

	Date of grant					
	Share Plan 2003		Share Plan 2004			
2006 and 2005	FY2004		FY2005		FY2006	
General Awards	25 Jun 03	24 Feb 04	26 May 04	Sep 04 to Nov 04	26 May 05	Aug 05 to Feb 06
Fair value at grant date	S$0.67	S$0.67	S$1.15	S$1.29	S$1.41	S$1.10
Assumptions under Monte-Carlo model						
Expected volatility						
SingTel	23.2%	23.2%	23.0%	23.3%	24.7%	21.8%
MSCI Asia Pacific Telco Index	N.A.	N.A.	22.9%	23.0%	19.8%	16.4%
MSCI Asia Pacific Telco Component Stocks Historial volatility period						
From	Jul 01	Jul 01	Jul 01	Jul 01	Jul 01	Jul 01
To	Jun 03	Jun 03	May 04	Sep 04	May 05	Feb 06
Risk free interest rates						
Yield of Singapore Government Securities on	25 Jun 03	25 Jun 03	26 May 04	1 Sep 04	26 May 05	28 Feb 06
Expected dividend						
SingTel	(------ Management forecast in line with dividend policy ------)					
MSCI Asia Pacific Telco Index	N.A.	N.A.	(------ Historical weighted dividend yield ------)			
MSCI Asia Pacific Telco Component Stocks	(------ Expected payout from analyst consensus ------)					

Note:
N.A. denotes not applicable.

5.3.2 Performance share plans (continued)

Senior Management Awards - cash-settled arrangements

The movements of the number of performance shares under the Senior Management Awards, the fair value of the grants at balance sheet date and the assumptions of the fair value model for the grants were as follows:

	Date of grant			
	Share Plan 2003	Share Plan 2004		
	FY2004	FY2005	FY2006	Group And Company
2006	**25 Jun 03**	**26 May 04**	**26 May 05**	
Senior Management Awards				
Number of performance shares ('000)				
Outstanding as at 1 Apr 05	**3,592**	**2,433**	**-**	**6,025**
Granted	**-**	**-**	**2,532**	**2,532**
Vested	**(578)**	**(191)**	**-**	**(769)**
Cancelled	**(694)**	**(565)**	**(287)**	**(1,546)**
Outstanding and unvested as at 31 Mar 06	**2,320**	**1,677**	**2,245**	**6,242**
Fair value at balance sheet date	**S$2.65**	**S$2.38**	**S$1.70**	
Assumptions under Monte-Carlo Model				
Expected volatility				
SingTel	**N.A.**	**21.9%**	**21.9%**	
MSCI Global Telco Index	**N.A.**	**N.A.**	**N.A**	
MSCI Asia Pacific Telco Component Stocks	**N.A.**	**Historical volatility from Jul 01 to Mar 06**		
Risk free interest rates				
Yield of Singapore Government Securities on	**N.A.**	**31 Mar 06**	**31 Mar 06**	

	Date of grant		
	Share Plan 2003	Share Plan 2004	Group And Company
2005	**25 Jun 03**	**26 May 04**	
Senior Management Awards			
Number of performance shares ('000)			
At later of grant date or 1 Apr 04	4,296	2,502	6,798
Vested	(294)	-	(294)
Cancelled	(410)	(69)	(479)
Outstanding and unvested as at 31 Mar 05	3,592	2,433	6,025
Fair value at balance sheet date	S$2.23	S$2.13	
Assumptions under Monte-Carlo Model			
Expected volatility			
SingTel	24.7%	24.7%	
MSCI Global Telco Index	20.9%	N.A.	
MSCI Asia Pacific Telco Component Stocks	N.A.	Historical volatility from Jul 01 to Mar 05	
Risk free interest rates			
Yields of Singapore Government Securities on	31 Mar 05	31 Mar 05	

Note:
N.A. denotes not applicable.

Notes to the Financial Statements

5.3.3 Performance-based Deferred Bonus Scheme ("PBDBS")

With effect from 2004, discretionary PBDBS units were granted to selected overseas local hires. While these units have the same vesting criteria as the Share Plan 2004, the payout will be in the form of cash instead of shares. These employees are encouraged to purchase and hold SingTel shares with the cash payout, in line with the objective of the performance share plans.

	Date of grant		
	FY2005	FY2006	
2006	**26 May 04**	**26 May 05**	**Group**
PBDBS (cash-settled)			
Number of performance shares ('000)			
Outstanding as at 1 Apr 05	**525**	**-**	**525**
Granted	**-**	**527**	**527**
Cancelled	**(14)**	**(6)**	**(20)**
Outstanding and unvested as at 31 Mar 06	**511**	**521**	**1,032**
Fair value at balance sheet date	**S$1.51**	**S$1.10**	
Assumptions under Monte-Carlo Model			
Expected volatility			
SingTel	**21.9%**	**21.9%**	
MSCI Asia Pacific Telco Index	**16.2%**	**16.2%**	
MSCI Asia Pacific Telco Component Stocks	**Historical volatility from Jul 01 to Mar 06**		
Risk free interest rates			
Yields of Singapore Government Securities on	**31 Mar 06**	**31 Mar 06**	

2005	
PBDBS (cash-settled)	
Number of performance shares ('000)	
At grant date on 26 May 04	550
Cancelled	(25)
Outstanding and unvested as at 31 Mar 05	525
Fair value at balance sheet date	S$1.62
Assumptions under Monte-Carlo Model	
Expected volatility	
SingTel	24.7%
MSCI Asia Pacific Telco Index	20.0%
MSCI Asia Pacific Telco Component Stocks	Historical volatility from Jul 01 to Mar 05
Risk fee interest rates	
Yields of Singapore Government Securities on	31 Mar 05

5.4 Special Purpose Entity

The Trust's sole purpose is to purchase and hold the Company's shares acquired from the Singapore Exchange for delivery to employees under the Share Plan 2003 and Share Plan 2004. Such shares are designated as treasury shares.

The assets held by the Trust as at 31 March were as follows:

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Cash at bank	*	*	*	*
Cost of SingTel shares, net of vesting	**38.1**	19.9	**22.9**	11.9
	38.1	19.9	**22.9**	11.9

* denotes amount less than S$50,000.

The details of SingTel shares held by the Trust were as follows:

	Number of shares		Amount	
Group	2006 '000	2005 '000	2006 S$ Mil	2005 S$ Mil
Balance as at 1 Apr	**8,432**	-	**19.9**	-
Purchase of SingTel shares	**7,857**	8,960	**20.6**	21.1
Cancellation upon capital reduction exercise by SingTel	**-**	(342)	**-**	(0.8)
Vesting of shares	**(952)**	(186)	**(2.4)**	(0.4)
Balance as at 31 Mar	**15,337**	8,432	**38.1**	19.9

Upon consolidation of the Trust in the consolidated financial statements, the weighted average cost of vested SingTel shares is taken to Capital Reserve - Performance Shares whereas the weighted average cost of unvested shares is taken to Treasury Shares Held By Trust within equity. See Note 2.4.

Notes to the Financial Statements

For the financial year ended 31 March 2006

5.5 Other Operating Expense Items

	Group 2006 S$ Mil	Group 2005 S$ Mil
Operating expenses included the following:		
Auditors' remuneration		
- PwC Singapore [1]	**0.7**	0.6
- PwC Australia	**0.9**	0.7
- Other auditors [2]	**0.2**	0.3
Non-audit fees paid to		
- PwC Singapore	**0.5**	0.5
- PwC Australia	**1.0**	0.9
- Other auditors	**0.1**	0.1
Bad trade debts written off	**0.3**	0.1
Impairment of trade receivables	**87.9**	116.3
Inventory written off	**3.6**	2.2
Provision/(Writeback of provision) for liquidated damages and warranties	**1.1**	(0.5)
Research and development expenses written off	**1.1**	1.4
Operating lease payments for property and mobile base stations	**256.0**	197.4

Notes:

(1) PricewaterhouseCoopers ("**PwC**") Singapore, auditors of the Company.

(2) Includes other PwC firms outside Singapore and Australia.

The Audit Committee had undertaken a review of the non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

6. OTHER INCOME

	Group 2006 S$ Mil	Group 2005 S$ Mil
Net gain/(loss) on disposal of property, plant and equipment	**29.7**	(6.1)
Bad trade debts recovered	**8.4**	8.5
Rental income	**5.5**	9.8
Net exchange gain/(loss) - trade related	**2.0**	(0.8)
Property, plant and equipment written off	**-**	(0.1)
Others	**66.0**	44.2
	111.6	55.5

7. DEPRECIATION AND AMORTISATION

	Group	
	2006 S$ Mil	2005 S$ Mil
Depreciation of property, plant and equipment	**1,943.5**	1,963.1
Amortisation of intangible assets	**47.9**	23.0
Amortisation of sales and leaseback income	**(17.9)**	(24.7)
Other amortisation	**3.2**	13.6
	1,976.7	1,975.0

8. EXCEPTIONAL ITEMS

	Group	
	2006 S$ Mil	2005 S$ Mil
Exceptional gains		
Gain on deconsolidation of subsidiary companies [1]	**617.7**	-
Gain on sale/dilution of interest in associated and joint venture companies	**158.7**	6.9
Gain on sale of property, plant and equipment	**-**	117.9
Gain on sale of AFS investment to a related party [2]	**58.7**	-
Gain on sale of AFS investments	**-**	86.0
Recovery of investment in AFS investment previously written off	**-**	2.3
Writeback of impairment of AFS investments	**-**	2.7
	835.1	215.8
Exceptional losses		
Adjustment to goodwill on acquisition of subsidiary company [3] (see Note 22.1)	**-**	(333.2)
Loss on deconsolidation of subsidiary companies	**(9.6)**	-
Impairment of property, plant and equipment and intangible assets	**(9.0)**	(23.2)
Impairment of goodwill on acquisition of subsidiary company	**-**	(14.6)
Impairment of AFS investments	**(1.0)**	(6.3)
Loss on dilution of interest in joint venture company	**-**	(23.1)
	(19.6)	(400.4)
	815.5	(184.6)

Notes:

(1) The exceptional gain arose upon the deconsolidation of C2C Group and represented the excess of the losses recognised over the cost of the initial investment and other accounting adjustments.

(2) The gain included fair value gains of S$47.4 million transferred from Fair Value Reserve within equity to income statement upon the sale of the AFS investment.

(3) The adjustment to goodwill on acquisition of subsidiary company arose from the recognition of deferred tax asset on the pre-acquisition tax losses of Optus and its subsidiary companies ("**Optus Group**"). The carrying value of goodwill was adjusted by the amount that would have been recognised if this deferred tax asset had been recognised at the date of acquisition of Optus and amortised up to 31 March 2004.

Notes to the Financial Statements

For the financial year ended 31 March 2006

9. SHARE OF RESULTS OF ASSOCIATED AND JOINT VENTURE COMPANIES

	Group 2006 S$ Mil	Group 2005 S$ Mil
Share of ordinary results of		
- associated companies	**1,406.8**	1,046.5
- joint venture companies	**241.2**	205.7
	1,648.0	1,252.2
Share of exceptional items [(1)] of		
- associated companies	**3.2**	-
- joint venture companies	**(2.2)**	8.0
	1.0	8.0
Share of ordinary tax of		
- associated companies	**(385.0)**	(289.1)
- joint venture companies	**(57.5)**	(47.4)
	(442.5)	(336.5)
Share of exceptional tax of joint venture companies	**-**	21.5
	1,206.5	945.2

Note:

(1) *Share of exceptional items relate to the following items:*

	2006	2005
Impairment of property, plant and equipment	**(7.3)**	-
Others	**8.3**	8.0
	1.0	8.0

10. INTEREST AND INVESTMENT INCOME

	Group 2006 S$ Mil	Group 2005 S$ Mil
Interest income from		
- associated and joint venture companies	**4.2**	16.4
- others	**102.2**	56.4
	106.4	72.8
Gross dividends from investments	**4.2**	9.7
Other revenue	**110.6**	82.5
Exchange gain on short term loan to Optus, net of hedging	**52.9**	12.3
Net gain on sale of trading investments	**-**	0.6
Related net exchange loss	**(25.3)**	(5.5)
Fair value losses on trading investments	**(1.5)**	(0.1)
Others	**0.3**	-
	137.0	89.8

11. INTEREST ON BORROWINGS

	Group	
	2006	**2005**
	S$ Mil	**S$ Mil**
Interest expense		
- bonds	**523.0**	535.3
- bank loans	**67.2**	53.4
- others	**4.9**	13.2
Effects of hedging using interest-rate swaps	**(99.5)**	(113.5)
Amortisation of bonds and related costs	**5.5**	6.8
	501.1	495.2
Less: Amounts capitalised in the balance sheet	**(14.4)**	(6.7)
	486.7	488.5

As at 31 March 2006, the interest rate applicable to the capitalised borrowings was 7.0 per cent (2005: 6.5 per cent).

12. TAXATION

12.1 Tax Expense

	Group	
	2006	**2005**
	S$ Mil	**S$ Mil**
Current income tax		
- Singapore	**288.8**	310.5
- Overseas	**301.6**	46.1
	590.4	356.6
Deferred income tax	**16.5**	289.7
Tax expense attributable to current year's profit	**606.9**	646.3
Recognition of deferred tax assets on pre-acquisition losses of Optus Group	**-**	(380.8)
Recognition of deferred tax assets on other temporary differences [1]	**(271.2)**	(148.8)
Adjustments in respect of prior year:		
Current income tax - under provision	**1.6**	1.2
Deferred income tax - under/(over) provision	**0.7**	(0.8)
	2.3	0.4
	338.0	117.1

Note:
(1) This relates to deferred tax asset recognised on interest expenses arising from inter-company loans.

Notes to the Financial Statements

For the financial year ended 31 March 2006

12.1 Tax Expense (continued)

The tax expense on the profits differed from the amount that would arise using the Singapore standard rate of income tax due to the following:

	Group 2006 S$ Mil	Group 2005 S$ Mil
Profit before tax	**4,499.3**	3,385.7
Less: Share of results of associated and joint venture companies	**(1,206.5)**	(945.2)
	3,292.8	2,440.5
Tax calculated at tax rate of 20 per cent (2005: 20 per cent)	**658.6**	488.1
Effects of:		
Different tax rates of other countries	**205.0**	200.5
Income not subject to tax	**(278.2)**	(130.7)
Expenses not deductible for tax purposes	**25.5**	92.5
Deferred tax asset not recognised	**6.3**	6.9
Deferred tax asset previously not recognised now recognised	**(6.0)**	(5.1)
Others	**(4.3)**	(5.9)
Tax expense attributable to current year's profits	**606.9**	646.3

12.2 Deferred Taxes

The movements in the Group's and Company's deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year were as follows:

Group - 2006 Deferred tax liabilities	**Accelerated tax depreciation S$ Mil**	**Offshore interest and dividend not remitted S$ Mil**	**Others S$ Mil**	**Total S$ Mil**
Balance as at 1 Apr 05	**393.3**	**47.6**	**19.9**	**460.8**
(Credited)/Charged to income statement	**(47.4)**	**0.1**	**(1.5)**	**(48.8)**
Transfer to current tax	**(0.2)**	**-**	**-**	**(0.2)**
Balance as at 31 Mar 06	**345.7**	**47.7**	**18.4**	**411.8**

12.2 Deferred Taxes (continued)

Group - 2006 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	**(297.8)**	**(396.0)**	**(482.4)**	**(82.6)**	**(1,258.8)**
Acquisition of subsidiary companies	**(1.1)**	**-**	**(10.5)**	**4.7**	**(6.9)**
(Credited)/Charged to income statement	**(211.4)**	**10.9**	**(0.6)**	**(4.1)**	**(205.2)**
Taken to equity	**-**	**-**	**-**	**(13.6)**	**(13.6)**
Transfer from current tax	**-**	**-**	**241.9**	**-**	**241.9**
Translation differences	**29.2**	**35.7**	**26.8**	**3.5**	**95.2**
Balance as at 31 Mar 06	**(481.1)**	**(349.4)**	**(224.8)**	**(92.1)**	**(1,147.4)**

Group - 2005 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Unrealised trade exchange gain S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 04	449.8	0.1	47.3	20.1	517.3
(Credited)/Charged to income statement	(56.7)	(0.1)	0.3	(0.2)	(56.7)
Transfer from current tax	0.2	-	-	-	0.2
Balance as at 31 Mar 05	393.3	-	47.6	19.9	460.8

Group - 2005 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 04	(160.2)	(392.3)	(325.9)	(53.1)	(931.5)
Credited to income statement	(138.0)	(3.5)	(16.8)	(25.7)	(184.0)
Acquisition of subsidiary company	-	-	-	(2.8)	(2.8)
Translation differences	0.4	(0.2)	(139.7)	(1.0)	(140.5)
Balance as at 31 Mar 05	(297.8)	(396.0)	(482.4)	(82.6)	(1,258.8)

Notes to the Financial Statements

For the financial year ended 31 March 2006

12.2 Deferred Taxes (continued)

Company - 2006 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	**304.0**	**0.1**	**45.4**	**349.5**
Credited to income statement	**(38.1)**	**-**	**-**	**(38.1)**
Balance as at 31 Mar 06	**265.9**	**0.1**	**45.4**	**311.4**

Company - 2006 Deferred tax assets	Provisions S$ Mil	Deferred sales and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 05	**(21.2)**	**(2.0)**	**(3.0)**	**(26.2)**
Charged/(Credited) to income statement	**0.3**	**0.2**	**(2.8)**	**(2.3)**
Balance as at 31 Mar 06	**(20.9)**	**(1.8)**	**(5.8)**	**(28.5)**

Company - 2005 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 Apr 04	357.0	0.1	45.4	402.5
Credited to income statement	(53.0)	-	-	(53.0)
Balance as at 31 Mar 05	304.0	0.1	45.4	349.5

Company - 2005 Deferred tax assets	Provisions S$ Mil	Deferred sales and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 Apr 04	(22.1)	(2.2)	(2.3)	(26.6)
Charged/(Credited) to income statement	0.9	0.2	(0.7)	0.4
Balance as at 31 Mar 05	(21.2)	(2.0)	(3.0)	(26.2)

Notes:

(1) TWDV – Tax written down value

(2) NBV – Net book value

12.2 Deferred Taxes (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, were shown in the balance sheets as follows:

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Deferred tax assets	**(1,111.2)**	(1,222.8)	**-**	-
Deferred tax liabilities	**375.6**	424.8	**282.9**	323.3
	(735.6)	(798.0)	**282.9**	323.3

The amounts shown in the balance sheet included the following:

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Deferred tax assets to be recovered after 12 months	**(224.8)**	(482.4)	**-**	-
Deferred tax liabilities to be settled after 12 months	**325.7**	335.8	**253.9**	255.0

Deferred tax assets are recognised to the extent that realisation of the related tax benefits through future taxable profits is probable.

As at 31 March 2006, the subsidiary companies of the Group had estimated unutilised tax losses of approximately S$799 million (2005: S$1.71 billion), including S$749 million (2005: S$1.61 billion) from the Optus Group, and unabsorbed capital allowances of approximately S$1.4 million (2005: S$2.7 million). These unutilised tax losses and unabsorbed capital allowances are available for set-off against future taxable profits, subject to the agreement of the tax authorities and compliance with certain provisions of the income tax regulations of the respective countries in which the subsidiary companies operate.

As at the balance sheet date, the potential tax benefits arising from the following items were not recognised in the financial statements due to uncertainty of their recoverabilities:

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Unutilised tax losses and unabsorbed capital allowances	**50.7**	103.1	**-**	-
Other temporary differences	**-**	558.7	**-**	-

Notes to the Financial Statements

For the financial year ended 31 March 2006

13. UNDERLYING NET PROFIT

	Group	
	2006	2005
	S$ Mil	S$ Mil
Profit attributable to shareholders	**4,163.3**	3,268.4
Adjustments for:		
Exceptional items	**(815.5)**	184.6
Exceptional tax credits	**-**	(380.8)
Exchange gain on short term loan to Optus, net of hedging	**(52.9)**	(12.3)
	3,294.9	3,059.9

14. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2006	2005
	S$ Mil	S$ Mil
Profit before tax	**4,499.3**	3,385.7
Adjustments for:		
Depreciation and amortisation	**1,976.7**	1,975.0
Exceptional items	**(815.5)**	184.6
Interest and investment income	**(137.0)**	(89.8)
Interest on borrowings	**486.7**	488.5
Share of taxes of associated and joint venture companies	**442.5**	315.0
EBITDA	**6,452.7**	6,259.0

15. EARNINGS PER SHARE

	Group	
	2006	2005
	'000	'000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share [(1)]	**16,666,584**	17,193,201
Adjustment for dilutive effect of share options	**29,062**	44,056
Adjustment for dilutive effect of Share Plan 2004	**15,063**	15,270
Weighted average number of ordinary shares for calculation of diluted earnings per share	**16,710,709**	17,252,527

Note:
(1) Adjusted to exclude the number of performance shares held by the Trust.

15. **EARNINGS PER SHARE (continued)**

Basic earnings per share is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For the diluted earnings per share, the weighted average number of ordinary shares in issue includes the number of additional shares outstanding should the potential dilutive ordinary shares arising from the share options and performance shares granted by the Group have been issued. No adjustment is made to earnings.

16. **RELATED PARTY TRANSACTIONS**

Related parties consist of key management of the Group, subsidiary companies of the ultimate holding company and associated and joint venture companies of the Group. In addition to the related party information disclosed elsewhere in the financial statements, the Group had significant transactions with related parties as follows:

	Group	
	2006 S$ Mil	2005 S$ Mil
Revenue		
Telecommunications	**212.7**	198.2
Rental and maintenance	**30.1**	39.5
Information technology	**4.1**	6.0
Capacity sales	**9.0**	12.3
Expenses		
Telecommunications	**99.3**	69.1
Transmission capacity	**60.4**	66.6
Network terminations	**66.2**	72.0
Utilities	**48.5**	45.0
Postal	**16.7**	20.0
Rental	**4.8**	5.1
Due from related parties	**25.6**	23.8
Due to related parties	**5.2**	5.2

All the above transactions were at normal commercial terms and conditions and market rates.

Please refer to Note 5.2 for information on key management personnel compensation.

Notes to the Financial Statements

For the financial year ended 31 March 2006

17. CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Fixed deposits	**2,493.8**	3,074.3	**595.5**	1,225.0
Cash and bank balances	**276.5**	228.6	**74.3**	65.5
	2,770.3	3,302.9	**669.8**	1,290.5

The carrying amounts of the cash and cash equivalents approximate their fair values.

The maturities of the fixed deposits were as follows:

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Less than three months	**2,492.1**	3,070.4	**595.5**	1,225.0
Over three months	**1.7**	3.9	**-**	-
	2,493.8	3,074.3	**595.5**	1,225.0

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year were 3.3 per cent (2005: 2.1 per cent) and 3.5 per cent (2005: 2.1 per cent) respectively.

As at 31 March 2006, there was no fixed charge or pledge on the cash and cash equivalents. As at 31 March 2005, cash and cash equivalents of the Group included a bank balance of US$6.4 million (S$10.6 million) which was subject to a fixed charge and fixed deposits of US$2.3 million (S$3.8 million) which were pledged to banks as security for banking facilities.

The exposure of cash and cash equivalents to interest rate risks is disclosed in Note 38.

18. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2006	2005	**2006**	2005
	S$ Mil	S$ Mil	**S$ Mil**	S$ Mil
Trade receivables	**1,900.8**	1,873.3	**416.0**	450.7
Less: Allowance for impairment of trade receivables	**(299.5)**	(323.5)	**(106.3)**	(115.6)
	1,601.3	1,549.8	**309.7**	335.1
Other receivables	**112.5**	146.0	**10.3**	19.0
Less: Allowance for impairment of other receivables	**(21.6)**	(23.5)	**-**	-
	90.9	122.5	**10.3**	19.0
Due from subsidiary companies				
- trade	**-**	-	**122.1**	164.3
- non-trade	**-**	-	**314.4**	269.7
Less: Allowance for impairment of amount due	**-**	-	**(109.7)**	(25.0)
	-	-	**326.8**	409.0
Due from associated and joint venture companies				
- trade	**8.7**	19.9	**2.7**	3.3
- non-trade	**82.7**	63.1	**-**	-
	91.4	83.0	**2.7**	3.3
Interest receivable	**130.3**	129.4	**95.0**	95.9
Prepayments	**124.4**	87.0	**7.6**	12.5
Staff loans	**1.1**	1.4	**0.3**	0.4
Others	**7.8**	11.2	**0.1**	0.4
	2,047.2	1,984.3	**752.5**	875.6

Due from subsidiary companies included an amount of S$61.3 million (2005: S$6.8 million) which bears interest at 0.5 per cent above 1 month Swap Offer Rate. The effective interest rate at the balance sheet date was 4.1 per cent (2005: 2.5 per cent).

Except as disclosed above, the non-trade balances with subsidiary, associated and joint venture companies are unsecured, interest-free and repayable on demand.

In respect of the Company's action against StarHub Cable Vision Ltd for breach of the Network Lease Agreement dated 16 June 1995 between the parties, the Court of Appeal has ordered judgment on liability in favour of the Company and for damages to be assessed. As at 31 March 2006, the assessment of damages hearing has not taken place, hence no amount has been accrued in the financial statements.

Notes to the Financial Statements

For the financial year ended 31 March 2006

19. TRADING INVESTMENTS

Short term investments as at 31 March 2005 have been reclassified into "trading investments" so as to conform to the presentation adopted in the current financial year. Trading investments are measured in accordance with the accounting policy as set out in Note 2.6.1 with effect from 1 April 2005.

Trading investments comprise the following:

	Group	
	2006 S$ Mil	2005 S$ Mil
Quoted interest bearing securities		
SGD denominated Credit Linked Notes	**649.2**	669.5
SGD denominated Corporate Bonds and Notes	**203.2**	255.8
SGD denominated Government Securities	**5.3**	5.5
Quoted equity securities		
Hong Kong	**0.7**	0.7
Singapore	**0.6**	0.5
United States	**-**	0.1
Quoted other investments		
USD denominated Investment Funds	**1.3**	2.8
	860.3	934.9

The effective interest rates at the balance sheet date were as follows:

	Group	
	2006 %	2005 %
Quoted interest bearing securities		
Variable rate ranging from 2.1% to 3.7% maturing in less than 1 year	**3.0**	-
Variable rate ranging from 3.4% to 3.7% (2005: 1.5% to 2.2%) maturing between 1 and 5 years	**3.6**	1.7
Variable rate maturing after more than 5 years	**-**	1.7
Fixed rate ranging from 2.0% to 5.6% (2005: 1.3% to 5.3%) maturing in less than 1 year	**3.1**	2.6
Fixed rate ranging from 2.6% to 5.6% (2005: 3.5% to 5.6%) maturing between 1 and 5 years	**4.3**	5.0

20. INVENTORIES

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Maintenance and capital works' inventories	**48.0**	69.4	**7.4**	5.5
Work-in-progress	**64.4**	45.1	**-**	-
Equipment held for resale	**73.9**	74.9	**0.1**	-
	186.3	189.4	**7.5**	5.5

21. PROPERTY, PLANT AND EQUIPMENT

Group - 2006	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 05	21.7	385.2	677.3	13,674.9	2,773.7	3,360.8	768.1	21,661.7
Additions (net of rebates)	-	-	-	165.1	53.1	41.9	1,498.4	1,758.5
Disposals/Write-offs	(1.7)	(42.8)	(25.1)	(102.7)	(43.0)	(67.6)	-	(282.9)
Acquisition of subsidiary companies	-	-	-	-	-	15.6	-	15.6
Deconsolidation of subsidiary companies	-	-	-	(2,796.3)	-	(39.0)	-	(2,835.3)
Reclassifications/Adjustments	-	-	12.2	906.1	88.3	384.1	(1,386.1)	4.6
Translation differences	(1.8)	(0.3)	(12.5)	(722.3)	(116.2)	(221.2)	(69.0)	(1,143.3)
Balance as at 31 Mar 06	18.2	342.1	651.9	11,124.8	2,755.9	3,474.6	811.4	19,178.9
Accumulated depreciation								
Balance as at 1 Apr 05	-	49.9	219.5	4,848.5	1,554.8	2,243.1	-	8,915.8
Depreciation charge for the year	-	4.2	20.5	1,124.7	274.4	519.7	-	1,943.5
Disposals/Write-offs	-	(5.8)	(10.2)	(89.2)	(39.5)	(66.7)	-	(211.4)
Deconsolidation of subsidiary companies	-	-	-	(510.3)	-	(12.0)	-	(522.3)
Reclassifications/Adjustments	-	-	(1.8)	(7.4)	14.5	9.1	-	14.4
Translation differences	-	(0.1)	(3.5)	(275.3)	(48.9)	(156.2)	-	(484.0)
Balance as at 31 Mar 06	-	48.2	224.5	5,091.0	1,755.3	2,537.0	-	9,656.0
Accumulated impairment								
Balance as at 1 Apr 05	-	8.0	41.4	1,027.1	1.3	4.6	-	1,082.4
Disposals	-	-	(6.2)	(8.6)	(0.1)	(0.3)	-	(15.2)
Deconsolidation of subsidiary companies	-	-	-	(1,024.8)	-	-	-	(1,024.8)
Impairment charge for the year	-	-	0.2	3.4	1.2	3.9	-	8.7
Translation differences	-	-	-	7.2	(0.1)	-	-	7.1
Balance as at 31 Mar 06	-	8.0	35.4	4.3	2.3	8.2	-	58.2
Net Book Value as at 31 Mar 06	18.2	285.9	392.0	6,029.5	998.3	929.4	811.4	9,464.7

Notes to the Financial Statements

For the financial year ended 31 March 2006

21. PROPERTY, PLANT AND EQUIPMENT (continued)

Group - 2005	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 04	22.0	471.9	821.7	13,103.7	2,797.6	2,920.4	633.5	20,770.8
Additions (net of rebates)	-	-	1.1	157.0	35.9	87.9	1,186.0	1,467.9
Disposals/Write-offs	(0.3)	(82.2)	(139.6)	(256.4)	(204.2)	(123.2)	-	(805.9)
Acquisition of subsidiary companies	-	-	-	278.0	-	-	-	278.0
Reclassifications/Adjustments	-	(4.2)	(6.1)	408.6	142.0	465.1	(1,056.8)	(51.4)
Translation differences	-	(0.3)	0.2	(16.0)	2.4	10.6	5.4	2.3
Balance as at 31 Mar 05	21.7	385.2	677.3	13,674.9	2,773.7	3,360.8	768.1	21,661.7
Accumulated depreciation								
Balance as at 1 Apr 04	-	58.2	233.4	3,961.2	1,469.2	1,806.0	-	7,528.0
Depreciation charge for the year	-	5.3	25.2	1,113.5	286.9	532.2	-	1,963.1
Disposals/Write-offs	-	(9.3)	(27.1)	(224.1)	(189.6)	(104.3)	-	(554.4)
Reclassifications/Adjustments	-	(4.2)	(12.2)	(17.3)	(14.9)	(2.8)	-	(51.4)
Translation differences	-	(0.1)	0.2	15.2	3.2	12.0	-	30.5
Balance as at 31 Mar 05	-	49.9	219.5	4,848.5	1,554.8	2,243.1	-	8,915.8
Accumulated impairment								
Balance as at 1 Apr 04	-	2.6	26.4	1,066.7	6.1	3.1	-	1,104.9
Disposals	-	-	-	(25.9)	(6.1)	-	-	(32.0)
Impairment charge for the year	-	5.4	15.0	-	1.3	1.5	-	23.2
Translation differences	-	-	-	(13.7)	-	-	-	(13.7)
Balance as at 31 Mar 05	-	8.0	41.4	1,027.1	1.3	4.6	-	1,082.4
Net Book Value as at 31 Mar 05	21.7	327.3	416.4	7,799.3	1,217.6	1,113.1	768.1	11,663.5

21. PROPERTY, PLANT AND EQUIPMENT (continued)

Company - 2006	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 05	**2.1**	**368.0**	**488.8**	**2,839.1**	**1,059.8**	**914.1**	**72.8**	**5,744.7**
Additions (net of rebates)	-	-	-	**133.8**	**16.7**	**25.1**	**56.3**	**231.9**
Disposals/Write-offs	**(1.7)**	**(42.8)**	**(25.0)**	**(72.9)**	**(33.0)**	**(34.5)**	-	**(209.9)**
Reclassifications/Adjustments	-	-	**(0.6)**	**30.5**	**14.0**	**14.4**	**(59.2)**	**(0.9)**
Balance as at 31 Mar 06	**0.4**	**325.2**	**463.2**	**2,930.5**	**1,057.5**	**919.1**	**69.9**	**5,765.8**
Accumulated depreciation								
Balance as at 1 Apr 05	-	**46.8**	**168.4**	**1,621.9**	**796.0**	**646.8**	-	**3,279.9**
Depreciation charge for the year	-	**3.5**	**11.2**	**195.8**	**83.4**	**75.7**	-	**369.6**
Disposals/Write-offs	-	**(5.8)**	**(10.2)**	**(59.5)**	**(30.5)**	**(33.9)**	-	**(139.9)**
Reclassifications/Adjustments	-	-	**(1.8)**	-	-	**1.8**	-	-
Balance as at 31 Mar 06	-	**44.5**	**167.6**	**1,758.2**	**848.9**	**690.4**	-	**3,509.6**
Accumulated impairment								
Balance as at 1 Apr 05	-	**8.0**	**41.4**	**9.7**	-	**3.5**	-	**62.6**
Disposals	-	-	**(6.2)**	**(8.6)**	-	**(0.3)**	-	**(15.1)**
Balance as at 31 Mar 06	-	**8.0**	**35.2**	**1.1**	-	**3.2**	-	**47.5**
Net Book Value as at 31 Mar 06	**0.4**	**272.7**	**260.4**	**1,171.2**	**208.6**	**225.5**	**69.9**	**2,208.7**

Notes to the Financial Statements

For the financial year ended 31 March 2006

21. PROPERTY, PLANT AND EQUIPMENT (continued)

Company - 2005	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other plant and equipment S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 Apr 04	2.1	450.2	626.3	2,765.2	1,053.5	875.9	114.2	5,887.4
Additions (net of rebates)	-	-	0.8	124.3	11.7	43.9	57.9	238.6
Disposals/Write-offs	-	(82.2)	(139.4)	(68.2)	(15.7)	(75.8)	-	(381.3)
Reclassifications/Adjustments	-	-	1.1	17.8	10.3	70.1	(99.3)	-
Balance as at 31 Mar 05	2.1	368.0	488.8	2,839.1	1,059.8	914.1	72.8	5,744.7
Accumulated depreciation								
Balance as at 1 Apr 04	-	51.4	180.2	1,464.4	727.0	625.9	-	3,048.9
Depreciation charge for the year	-	4.6	15.2	222.2	86.1	82.5	-	410.6
Disposals/Write-offs	-	(9.2)	(27.0)	(64.7)	(17.1)	(61.6)	-	(179.6)
Balance as at 31 Mar 05	-	46.8	168.4	1,621.9	796.0	646.8	-	3,279.9
Accumulated impairment								
Balance as at 1 Apr 04	-	2.6	26.4	9.7	-	3.0	-	41.7
Impairment charge for the year	-	5.4	15.0	-	-	0.5	-	20.9
Balance as at 31 Mar 05	-	8.0	41.4	9.7	-	3.5	-	62.6
Net Book Value as at 31 Mar 05	2.1	313.2	279.0	1,207.5	263.8	263.8	72.8	2,402.2

Property, plant and equipment included the following:

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Net book value of property, plant and equipment				
- Sold and leased back	**92.9**	261.6	**41.8**	63.4
- Held for generating operating lease income	**17.2**	150.8	**-**	-
- Pledged to a syndicate of banks for banking facilities [see Note 32.1(b)]	**-**	1,572.4	**-**	-
Interest charges capitalised during the year	**14.4**	6.7	**-**	-
Staff costs capitalised during the year	**51.7**	164.1	**9.6**	12.1

In the current financial year, an impairment charge of S$8.7 million (2005: S$23.2 million) was made on certain property, plant and equipment to bring their carrying values to their recoverable values.

22. INTANGIBLE ASSETS

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Goodwill on consolidation	**9,553.2**	9,514.6	**-**	-
Telecommunications and spectrum licences	**509.3**	574.8	**3.6**	4.0
Program rights and customer relationships	**53.1**	22.9	**-**	-
	10,115.6	10,112.3	**3.6**	4.0

22.1 Goodwill on Consolidation

	Group	
	2006	2005
	S$ Mil	S$ Mil
Balance as at 1 Apr	**9,514.6**	9,736.2
Goodwill arising from acquisition of subsidiary companies	**64.8**	127.4
Adjustment to goodwill recorded in prior years	**(10.0)**	(333.2)
Impairment of goodwill	**-**	(14.6)
Translation adjustments	**(16.2)**	(1.2)
Balance as at 31 Mar	**9,553.2**	9,514.6
Cost	**9,553.2**	9,529.2
Accumulated impairment	**-**	(14.6)
Net book value as at 31 Mar	**9,553.2**	9,514.6

22.1.1 Impairment testing of goodwill

The carrying values of the Group's goodwill on acquisition of subsidiary, associated and joint venture companies as at 31 March 2006 were assessed for impairment during the financial year.

Goodwill is allocated for impairment testing purposes to the individual entity which is also the CGU. The fixed, mobile, cable and broadband networks of Optus Group are integrated operationally and accordingly, Optus as a group is a CGU for the purpose of impairment tests for goodwill.

Notes to the Financial Statements

22.1.1 Impairment testing of goodwill (continued)

Group	As at 31 Mar 06 S$ Mil	As at 31 Mar 05 S$ Mil	Terminal growth rate [3] 2006	Terminal growth rate [3] 2005	Pre-tax discount rate 2006	Pre-tax discount rate 2005
<u>Carrying value of significant capitalised goodwill based on CGU</u>						
Subsidiary companies						
Unquoted shares in Optus Group [1]	**9,553.2**	9,514.6	**4.0%**	4.5%	**11.0%**	10.5%
Associated companies (see Note 24)						
Unquoted shares in Telkomsel [1]	**1,403.6**	1,403.6	**6.0%**	6.0%	**23.5%**	22.4%
Quoted shares in associated companies [2]	**419.0**	86.6	**N.A.**	N.A.	**N.A.**	N.A.
	1,822.6	1,490.2				
Joint venture companies (see Note 25)						
Unquoted shares in PBTL [1] [4]	**128.3**	-	**7.9%**	N.A.	**20.2%**	N.A.
Quoted shares in joint venture companies [2]	**300.7**	311.7	**N.A.**	N.A.	**N.A.**	N.A.
	429.0	311.7				

Notes:

(1) The recoverable values are determined based on value-in-use.

(2) The recoverable values are based on fair value less cost to sell.

(3) Weighted average growth rate used to extrapolate cash flows beyond the third or fifth year.

(4) PBTL denotes Pacific Bangladesh Telecom Limited.

N.A. denotes not applicable.

For quoted investments, the recoverable values are determined based on their market valuations in the stock market, adjusted for costs directly attributable to the disposal. For the other assets, the recoverable values of the cash generating units including goodwill are determined based on value-in-use calculations.

The value-in-use calculations apply a discounted cash flow model using cash flow projections based on financial budgets and forecasts approved by management covering a three-year or five-year period. Management have considered and determined the factors applied in these financial budgets. Cash flows beyond the third or fifth year are extrapolated using the estimated growth rates stated in the table above.

The terminal growth rates used do not exceed the long term average growth rates of the respective industry and country in which the entity operates and are consistent with forecasts included in industry reports. The discount rates applied to the cash flow projections are derived from the cost of capital plus a reasonable risk premium at the date of the assessment of the respective cash generating units.

If a pre-tax discount rate of 12.3 per cent is applied to the cash flow projections of Optus, the recoverable amount of Optus' goodwill will be equal to the carrying value, assuming the other variables remain unchanged.

No impairment loss was required for the carrying amount of goodwill assessed as at 31 March 2006 and 2005 as their recoverable values were in excess of their carrying values.

22.2 Telecommunications and Spectrum Licences

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Balance as at 1 Apr	**574.8**	590.7	**4.0**	4.3
Additions	**10.9**	3.8	**-**	-
Disposals	**-**	(1.3)	**-**	-
Impairment charge for the year	**(0.3)**	-	**-**	-
Amortisation for the year	**(34.0)**	(17.9)	**(0.4)**	(0.3)
Translation difference	**(42.1)**	(0.5)	**-**	-
Balance as at 31 Mar	**509.3**	574.8	**3.6**	4.0
Cost	**691.5**	738.8	**8.4**	8.4
Accumulated amortisation	**(181.9)**	(164.0)	**(4.8)**	(4.4)
Accumulated impairment	**(0.3)**	-	**-**	-
	509.3	574.8	**3.6**	4.0

22.3 Program Rights and Customer Relationships

	Group	
	2006 S$ Mil	2005 S$ Mil
Balance as at 1 Apr	**22.9**	2.2
Additions	**49.0**	3.6
Acquisition of subsidiary companies	**-**	20.9
Amortisation for the year	**(13.9)**	(5.1)
Translation difference	**(4.9)**	1.3
Balance as at 31 Mar	**53.1**	22.9
Cost	**69.6**	26.7
Accumulated amortisation	**(16.5)**	(3.8)
	53.1	22.9

Notes to the Financial Statements

For the financial year ended 31 March 2006

23. SUBSIDIARY COMPANIES

	Company 2006 S$ Mil	Company 2005 S$ Mil
Unquoted equity shares, at cost	**15,390.3**	15,391.3
Less: Allowance for impairment losses	**(513.7)**	(479.5)
	14,876.6	14,911.8
Shareholders' loans	**3,832.1**	3,920.8
Less: Allowance for impairment losses	**(30.2)**	(30.2)
	3,801.9	3,890.6
Carrying amount after allowance for impairment losses	**18,678.5**	18,802.4

The shareholders' loans to the subsidiary companies formed part of the Company's investment in the subsidiary companies. They were unsecured and settlement is neither planned nor likely to occur in the foreseeable future. S$3,519.2 million (2005: S$3,810.5 million) of the balance at 31 March 2006 was interest bearing. The effective interest rates of the shareholders' loans at the balance sheet date were 0.9 per cent to 4.4 per cent (2005: 0.8 per cent to 5.9 per cent) per annum.

The details of subsidiary companies are set out in Note 45.

23.1 Due to Subsidiary Companies

	Company 2006 S$ Mil	Company 2005 S$ Mil
Due to subsidiary companies - current (unsecured)		
- trade	**27.2**	24.9
- non-trade	**996.7**	273.2
	1,023.9	298.1

The current amounts due to subsidiary companies were repayable on demand and interest-free.

24. ASSOCIATED COMPANIES

	Group		Company	
	2006	**2005**	**2006**	**2005**
	S$ Mil	**S$ Mil**	**S$ Mil**	**S$ Mil**
Quoted equity shares, at cost	**1,439.8**	1,530.5	**24.8**	29.5
Unquoted equity shares, at cost	**3,621.1**	3,122.8	**0.9**	0.9
Shareholders' loans (unsecured)	**1.7**	1.7	**-**	-
	5,062.6	4,655.0	**25.7**	30.4
Goodwill on consolidation adjusted against shareholders' equity	**(1,270.0)**	(1,270.0)	**-**	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	**1,648.9**	1,090.4	**-**	-
Translation differences	**(163.9)**	(115.4)	**-**	-
	215.0	(295.0)	**-**	-
Less: Allowance for impairment loss	**(74.5)**	(74.5)	**-**	-
	5,203.1	4,285.5	**25.7**	30.4

The market value of the above quoted equity shares held by the Group and Company as at 31 March 2006 were S$7.69 billion (2005: S$5.79 billion) and S$592.8 million (2005: S$503.6 million) respectively.

The unsecured shareholders' loan to an associated company formed part of the Group's net investment in associated companies and settlement is neither planned nor likely to occur in the foreseeable future. Interest at 1 per cent above the Hong Kong prime rate was chargeable on the loan up to 12 April 2004 only. The loan is convertible into shares in the associated company.

The Group's investments in associated companies included the following amounts of goodwill in respect of acquisitions made since 1 April 2001:

	Group	
	2006	**2005**
	S$ Mil	**S$ Mil**
Net book value as at 1 Apr	**1,490.2**	1,711.5
Goodwill on acquisition of associated companies	**337.9**	-
Goodwill reclassified to joint venture companies	**-**	(214.1)
Goodwill released on disposal/dilution of associated companies	**(5.5)**	(7.2)
Net book value as at 31 Mar	**1,822.6**	1,490.2

The details of associated companies are set out in Note 45.

The details of impairment test for goodwill on acquisition of associated companies are set out in Note 22.1.1.

As at 31 March 2006, the Group's proportionate interest in associated companies' capital commitments was S$805.8 million (2005: S$634.5 million).

Notes to the Financial Statements

For the financial year ended 31 March 2006

24. ASSOCIATED COMPANIES (continued)

The summarised financial information of associated companies were as follows:

	Group	
	2006	2005
	S$ Mil	S$ Mil
Operating revenue	**13,092.3**	10,772.4
Net profit after tax	**3,701.3**	2,854.9
Total assets	**22,904.4**	20,171.2
Total liabilities	**(8,817.7)**	(8,146.2)

25. JOINT VENTURE COMPANIES

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Quoted equity shares, at cost	**882.5**	893.3	-	-
Unquoted equity shares, at cost	**340.8**	139.1	**55.1**	55.1
Shareholders' loans (secured)	-	16.5	-	-
Shareholders' loans (unsecured)	**31.1**	110.5	**19.3**	78.0
	1,254.4	1,159.4	**74.4**	133.1
Goodwill on consolidation adjusted against shareholders' equity	**15.8**	15.8	-	-
Share of post acquisition reserves (net of dividends and accumulated amortisation of goodwill)	**265.7**	160.8	-	-
Translation differences	**(138.2)**	(141.6)	-	-
	143.3	35.0	-	-
Less: Allowance for impairment losses	**(3.9)**	(3.9)	-	-
	1,393.8	1,190.5	**74.4**	133.1

The market value of the above quoted equity shares held by the Group as at 31 March 2006 was S$1.64 billion (2005: S$1.55 billion).

As at 31 March 2005, the secured shareholders' loans of S$16.5 million was secured over certain property, plant and equipment of a joint venture company.

The unsecured shareholders' loans to joint venture companies formed part of the Group's investment in joint venture companies and were interest-free with settlement neither planned nor likely to occur in the foreseeable future.

25. JOINT VENTURE COMPANIES (continued)

The Group's investments in joint venture companies included the following amounts of goodwill in respect of acquisitions made since 1 April 2001:

	Group	
	2006	2005
	S$ Mil	S$ Mil
Net book value as at 1 Apr	**311.7**	-
Goodwill reclassified from associated companies	**-**	214.1
Goodwill on acquisition of joint venture companies	**117.4**	126.8
Adjustment to goodwill arising from recognition of pre-acquisition deferred tax assets	**-**	(6.9)
Goodwill released on disposal/dilution of joint venture companies	**(0.1)**	(22.3)
Net book value as at 31 Mar	**429.0**	311.7

The details of joint venture companies are set out in Note 45.

The details of impairment test for goodwill on acquisition of joint venture companies are set out in Note 22.1.1.

The Group's share of the certain items in income statements and balance sheets of the joint venture companies were as follows:

	Group	
	2006	2005
	S$ Mil	S$ Mil
Operating revenue	**1,085.0**	916.3
Operating expenses	**(480.7)**	(355.8)
Net profit before tax	**239.0**	213.7
Net profit after tax	**181.5**	187.8
Non-current assets	**2,431.6**	2,393.6
Current assets	**462.4**	412.4
Current liabilities	**(1,029.9)**	(1,070.4)
Non-current liabilities	**(925.1)**	(958.0)
Net assets	**939.0**	777.6

As at 31 March 2006, the Group's proportionate interest in joint venture companies' capital commitments was S$117.1 million (2005: S$90.7 million).

Optus holds a 31.25 per cent (2005: 31.25 per cent) interest in an unincorporated joint venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia.

In addition, Optus entered into an unincorporated joint venture to share 3G network sites and radio infrastructure across Australia whereby it holds an interest of 50.0 per cent in the assets, has access to 50.0 per cent of the capacity and shares the cost of building and operating the network.

The Group's property, plant and equipment included the Group's interest in the property, plant and equipment employed in the unincorporated joint ventures of S$62.2 million (2005: S$48.9 million).

Notes to the Financial Statements

For the financial year ended 31 March 2006

26. AVAILABLE-FOR-SALE INVESTMENTS ("AFS INVESTMENTS")

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Balance as at 1 Apr				
- At cost	**113.2**	192.5	**32.2**	61.7
- Allowance for impairment losses	**(69.2)**	(77.7)	**(5.1)**	(5.1)
	44.0	114.8	**27.1**	56.6
- Effects of adopting FRS 39	**75.8**	-	**30.1**	-
- As restated	**119.8**	114.8	**57.2**	56.6
Additions	**2.5**	2.4	**-**	0.1
Disposals	**(14.2)**	(80.7)	**(5.0)**	(29.6)
(Impairment)/Writeback of impairment	**(1.2)**	8.5	**-**	-
Translation difference	**(0.1)**	(1.0)	**-**	-
Fair value gains transferred to income statement on sale	**(47.4)**	-	**-**	-
Net fair value losses taken to equity	**(7.7)**	-	**(8.9)**	-
Balance as at 31 Mar	**51.7**	44.0	**43.3**	27.1
Current	**-**	5.0	**-**	5.0
Non-current	**51.7**	39.0	**43.3**	22.1
	51.7	44.0	**43.3**	27.1

Long term investments as at 31 March 2005 have been reclassified into AFS investments so as to conform to the presentation adopted this financial year.

Under FRS 39, AFS investments are stated at fair value. The difference between the fair value and the carrying amount of these investments as at 1 April 2005 was taken to the opening balance of Fair Value Reserve at that date.

26. **AVAILABLE-FOR-SALE INVESTMENTS ("AFS INVESTMENTS") (continued)**

AFS investments included the following:

Group	2006 At fair value S$ Mil	2005 At fair value S$ Mil	2005 At carrying value S$ Mil
Quoted			
Equity securities - Thailand	**11.6**	75.2	13.4
Equity securities - Singapore and United States	**12.3**	11.4	3.1
SGD denominated Government Securities	**10.5**	11.0	10.0
SGD denominated Corporate Bonds and Notes	**-**	5.1	5.0
	34.4	102.7	31.5
Unquoted			
Equity securities - Singapore and United States	**14.2**	14.5	9.9
Others	**3.1**	2.6	2.6
	17.3	17.1	12.5
	51.7	119.8	44.0

Company	2006 At fair value S$ Mil	2005 At fair value S$ Mil	2005 At carrying value S$ Mil
Quoted			
Equity securities - Thailand	**11.6**	21.4	5.4
Equity securities - Singapore and United States	**12.3**	11.4	3.1
SGD denominated Government Securities	**10.5**	11.0	10.0
SGD denominated Corporate Bonds and Notes	**-**	5.1	5.0
	34.4	48.9	23.5
Unquoted			
Equity securities - Singapore	**8.9**	8.3	3.6
	43.3	57.2	27.1

The effective interest rate of the quoted interest bearing securities in the Group and Company at the balance sheet date was 5.7 per cent (2005: 5.6 per cent).

Notes to the Financial Statements

27. DERIVATIVE FINANCIAL INSTRUMENTS

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Balance as at 1 Apr				
- As previously reported	**(383.3)**	(358.9)	**(144.5)**	(111.0)
- Effects of adopting FRS 39	**172.2**	-	**54.8**	-
- As restated	**(211.1)**	(358.9)	**(89.7)**	(111.0)
Fair value (losses)/gains				
- included in income statement	**(298.3)**	(26.5)	**(296.9)**	(33.5)
- included in Hedging Reserve	**94.9**	-	**85.6**	-
- included in Currency Translation Reserve	**36.5**	1.8	**-**	-
Deconsolidation of subsidiary companies	**0.3**	-	**-**	-
Translation differences	**8.2**	0.3	**-**	-
Balance as at 31 Mar	**(369.5)**	(383.3)	**(301.0)**	(144.5)
Disclosed as:				
Non-current asset	**239.2**	312.7	**239.2**	273.0
Current asset	**69.8**	-	**6.6**	-
Non-current liability	**(605.7)**	(696.0)	**(474.0)**	(417.5)
Current liability	**(72.8)**	-	**(72.8)**	-
	(369.5)	(383.3)	**(301.0)**	(144.5)

27.1 Fair Values

The fair value adjustments of the derivative financial instruments were as follows:

2006	Group Fair value adjustments Assets S$ Mil	Group Fair value adjustments Liabilities S$ Mil	Company Fair value adjustments Assets S$ Mil	Company Fair value adjustments Liabilities S$ Mil
Fair value hedges				
Cross currency swaps	**65.1**	**16.4**	**65.1**	**16.4**
Cash flow hedges				
Cross currency swaps	**220.4**	**621.7**	**160.0**	**504.1**
Interest rate swaps	**19.4**	**40.4**	**23.1**	**26.3**
Forward foreign exchange	**4.6**	**-**	**-**	**-**
Net investment hedges				
Cross currency swaps	**(46.4)**	**-**	**-**	**-**
Interest rate swaps	**44.0**	**-**	**-**	**-**
Derivatives that do not qualify for hedge accounting				
Forward foreign exchange	**1.9**	**-**	**-**	**-**
Cross currency swaps	**-**	**-**	**(46.4)**	**-**
Interest rate swaps	**-**	**-**	**44.0**	**-**
	309.0	**678.5**	**245.8**	**546.8**
Current	**69.8**	**72.8**	**6.6**	**72.8**
Non-current	**239.2**	**605.7**	**239.2**	**474.0**
	309.0	**678.5**	**245.8**	**546.8**

2005	Group Fair value adjustments Gains S$ Mil	Group Fair value adjustments Losses S$ Mil	Company Fair value adjustments Gains S$ Mil	Company Fair value adjustments Losses S$ Mil
Foreign exchange derivatives				
Forward foreign exchange	0.2	5.2	-	*
Cross currency swaps	314.8	588.8	232.7	429.3
	315.0	594.0	232.7	429.3
Interest rate derivatives				
Interest rate swaps	157.6	34.5	157.3	13.5

* denotes amounts less than S$50,000

The fair value adjustments in respect of the currency and interest rate swap contracts are recognised in the financial statements of the Group and Company with effect from 1 April 2005 (see Note 2.7).

Notes to the Financial Statements

27.1 Fair Values (continued)

As at 31 March 2006, the details of the outstanding derivative financial instruments were as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
Interest rate swaps				
Notional principal (S$ million equivalent)	**5,753.9**	8,490.1	**4,852.7**	5,631.4
Fixed interest rates	**1.9% to 6.8%**	1.5% to 6.8%	**1.9% to 3.9%**	1.5% to 3.9%
Floating interest rates	**3.8% to 5.9%**	3.1% to 3.9%	**3.8% to 5.9%**	3.5% to 3.9%
Currency swaps				
Notional principal (S$ million equivalent)	**7,183.1**	7,572.0	**5,083.7**	5,259.7
Fixed interest rates	**3.9% to 7.9%**	3.9% to 7.9%	**3.9% to 5.2%**	3.9% to 5.2%
Floating interest rates	**4.4% to 7.2%**	2.6% to 7.5%	**4.4% to 5.2%**	2.6% to 3.6%
Forward foreign exchange				
Notional principal (S$ million equivalent)	**217.1**	280.4	**-**	3.7

The interest rate swaps entered into by the Group are re-priced at intervals ranging from three-monthly to six-monthly periods. The interest rate swaps entered by the Company are re-priced every six months.

As at 31 March 2005, the Group's interest rate swaps included contracts of S$382.8 million with hedged periods that commenced after balance sheet date to match the anticipated debt levels of the Group.

28. OTHER NON-CURRENT RECEIVABLES

	Group		Company	
	2006	**2005**	**2006**	**2005**
	S$ Mil	**S$ Mil**	**S$ Mil**	**S$ Mil**
Prepayments	**63.6**	52.6	**18.1**	20.6
Staff loans	**0.6**	1.0	**0.5**	0.7
Other receivables	**28.8**	36.9	**7.6**	7.6
	93.0	90.5	**26.2**	28.9

Staff loans are made under an approved staff loan scheme and were repayable with interest in equal installments over periods of up to eight years with an average interest rate of 5.5 per cent (2005: 5.5 per cent) per annum.

29. TRADE AND OTHER PAYABLES

	Group 2006 S$ Mil	Group 2005 S$ Mil	Company 2006 S$ Mil	Company 2005 S$ Mil
Trade payables	**1,696.2**	1,776.7	**342.7**	380.0
Advance billings	**438.3**	498.3	**109.5**	96.6
Accruals	**383.6**	469.4	**85.5**	86.7
Interest payable	**198.5**	219.1	**160.6**	155.4
Customers' deposits	**20.5**	20.8	**12.8**	12.2
Due to associated and joint venture companies				
- trade	**17.5**	29.2	**10.1**	10.2
- non-trade	**27.3**	7.2	**27.3**	7.2
	44.8	36.4	**37.4**	17.4
Deferred compensation income (see Note 33)	**337.0**	337.0	**337.0**	337.0
Deferred income	**2.1**	26.3	**2.1**	26.3
	339.1	363.3	**339.1**	363.3
Other payables	**62.0**	71.7	**63.0**	59.9
	3,183.0	3,455.7	**1,150.6**	1,171.5

30. PROVISION

The provision relates to provision for liquidated damages and warranties. The movements were as follows:

	Group 2006 S$ Mil	Group 2005 S$ Mil
Balance as at 1 Apr	**17.6**	18.2
Provision/(Writeback of provision)	**1.1**	(0.5)
Amount written off against provision	**(0.2)**	(0.1)
Balance as at 31 Mar	**18.5**	17.6

Notes to the Financial Statements

For the financial year ended 31 March 2006

31. BORROWINGS (UNSECURED)

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Current				
Bonds	**1,375.3**	897.8	**564.3**	1,000.0
Bank loans	**117.5**	65.4	-	-
	1,492.8	963.2	**564.3**	1,000.0
Non-current				
Bonds	**5,901.7**	7,332.9	**4,580.7**	5,259.5
Other loan	**5.5**	6.0	-	-
	5,907.2	7,338.9	**4,580.7**	5,259.5
Total unsecured borrowings	**7,400.0**	8,302.1	**5,145.0**	6,259.5

31.1 Bonds

		Fixed	Group		Company	
		interest rate	2006	2005	2006	2005
Principal amount	**Maturity**	**%**	**S$ Mil**	**S$ Mil**	**S$ Mil**	**S$ Mil**
S$515 million [1]	2006	3.21	-	515.0	-	1,000.0
US$349.5 million	2006	5.88	**564.3**	576.2	**564.3**	576.2
US$350 million	2008	6.25	**561.9**	576.3	**561.9**	576.3
US$345 million [2]	2009	8.13	**584.4**	569.2	-	-
US$393.8 million [2]	2010	8.00	**682.3**	649.8	-	-
US$1,350 million [3]	2011	6.38	**2,194.2**	2,223.6	**2,194.2**	2,223.6
US$500 million [3]	2031	7.38	**794.0**	820.5	**794.0**	820.5
€400 million [2]	2007	6.00	**801.9**	854.4	-	-
€500 million [3]	2011	6.00	**1,030.6**	1,062.9	**1,030.6**	1,062.9
A$62.6 million	2011	6.82	**63.4**	-	-	-
A$300 million [2]	2005	7.75	-	382.8	-	-
			7,277.0	8,230.7	**5,145.0**	6,259.5
Current			**1,375.3**	897.8	**564.3**	1,000.0
Non-current			**5,901.7**	7,332.9	**4,580.7**	5,259.5
			7,277.0	8,230.7	**5,145.0**	6,259.5

Notes:

(1) The bonds, listed on the Singapore Exchange, were fully redeemed during the financial year.

(2) The bonds, issued by Optus Group, are subject to a negative pledge that limits the amount of secured indebtedness of certain subsidiary companies of Optus.

(3) The bonds are listed on Singapore Exchange and Luxembourg Stock Exchange.

31.2 Bank Loans

	Group	
	2006 S$ Mil	2005 S$ Mil
Current	**117.5**	65.4

As at 31 March 2006, A$100.0 million had been drawn down under a Syndicated Loan Facility of A$300.0 million which matures in May 2006.

As at 31 March 2005, A$50.0 million had been drawn down under Standby Cash Advance Facilities of A$500.0 million which matured in May 2005. The facility was guaranteed by the Company.

31.3 Other Loan

This loan relates to an interest bearing deposit from a customer, which is expected to be repaid after all commitments are satisfied in 2019.

31.4 Maturity

The non-current unsecured borrowings have the following maturity periods:

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Between one and two years	**573.0**	1,430.5	**-**	576.2
Between two and five years	**4,534.7**	1,145.5	**561.9**	576.3
Over five years	**799.5**	4,762.9	**4,018.8**	4,107.0
	5,907.2	7,338.9	**4,580.7**	5,259.5

31.5 Interest Rates

The weighted average effective interest rates at balance sheet dates were as follows:

	Group		Company	
	2006 %	2005 %	2006 %	2005 %
Bonds	**6.9**	6.5	**6.4**	5.9
Bank loans	**5.6**	5.9	**-**	-
Other loan	**5.6**	5.4	**-**	-

Notes to the Financial Statements

For the financial year ended 31 March 2006

31.6 Fair Values

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Carrying value				
Bonds	**7,277.0**	8,230.7	**5,145.0**	6,259.5
Bank loans	**117.5**	65.4	**-**	-
Other loan	**5.5**	6.0	**-**	-
Fair value				
Bonds	**7,570.1**	9,007.4	**5,438.2**	6,801.1
Bank loans	**117.5**	65.4	**-**	-
Other loan	**5.5**	6.1	**-**	-

See Note 2.8 on the basis in estimating the fair values and Note 27 for information on the derivative financial instruments used for hedging the risks associated with the borrowings.

32. BORROWINGS (SECURED)

	Group	
	2006	2005
	S$ Mil	S$ Mil
Current		
Bank loans	**-**	1,045.3
Finance lease liabilities	**0.7**	109.1
Bonds	**-**	9.4
	0.7	1,163.8
Non-current		
Bonds	**-**	70.4
Finance lease liabilities	**-**	0.1
	-	70.5
Total secured borrowings	**0.7**	1,234.3

32.1 Bank Loans

As at 31 March 2005,

(a) S$5.3 million of the bank loans were secured over certain fixed deposits of the Group amounting to US$2.3 million (S$3.8 million).

(b) S$1.04 billion (US$630.3 million) of the bank loans were secured on

(i) all shares in C2C, a 59.5 per cent owned subsidiary company; and

(ii) all assets of C2C Group of US$960.2 million.

In addition, all sales and purchases and other agreements entered into by the C2C Group were also assigned or charged to C2C's banking syndicate lenders.

During the current financial year, the bank loans were deconsolidated following the loss of control over the subsidiary companies.

32.2 C2C debt restructuring

On 20 June 2003, the Company announced that it had notified C2C of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C (see Note 32.1 (b) above). The undrawn portion of the convertible loan stood at US$164 million (S$266 million).

The Company announced that, notwithstanding the cancellation, it viewed C2C as an important asset and, on a without prejudice basis and subject to agreeing terms, was prepared to consider committing additional funds to C2C if it was in the interests of all parties, including the Company.

Despite the Company's proposal and whilst the lenders indicated that they would continue to work towards a consensual restructuring, the lenders issued a notice to the Company calling upon it to disburse to C2C the US$164 million under the convertible loan agreement. The Company announced that it was not obliged to so disburse in view of the cancellation.

Discussions with the lenders on a consensual restructuring are continuing.

32.3 Bonds

As at 31 March 2005, the bonds were repayable quarterly and were secured over all the assets and undertakings of Reef amounting to A$74.0 million. In the current financial year, the security was discharged and accordingly the bonds were classified as unsecured borrowings.

Notes to the Financial Statements

For the financial year ended 31 March 2006

32.4 Finance Lease Liabilities

The minimum lease payments under the finance lease liabilities were payable as follows:

	Group	
	2006 S$ Mil	2005 S$ Mil
Not later than one year	**0.7**	113.9
Later than one but not later than five years	**-**	0.1
	0.7	114.0
Less: Future finance charges	*****	(4.8)
	0.7	109.2
Current	**0.7**	109.1
Non-current	**-**	0.1
	0.7	109.2

* *denotes amount less than S$50,000.*

32.5 Maturity

The maturity of non-current secured bonds was as follows:

	Group	
	2006 S$ Mil	2005 S$ Mil
Between one and two years	-	10.9
Between two and five years	-	42.1
Over five years	-	17.4
	-	70.4

32.6 Interest Rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group	
	2006 %	2005 %
Bank loans	-	5.5
Bonds	-	7.0
Finance lease liabilities	**6.8**	6.6

32.7 Fair Values

	Group 2006 S$ Mil	Group 2005 S$ Mil
Carrying value		
Bank loans	-	1,045.3
Bonds	-	79.8
Finance lease liabilities	**0.7**	109.2
Fair value		
Bank loans	-	1,045.3
Bonds	-	79.9
Finance lease liabilities	**0.7**	108.9

See Note 2.8 on the basis of estimation of the fair values.

The fair value of the finance lease obligations was estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.

33. DEFERRED INCOME

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Compensation payments				
Balance as at 1 Apr	**674.0**	1,011.0	**674.0**	1,011.0
Amount recognised during the year	**(337.0)**	(337.0)	**(337.0)**	(337.0)
Balance as at 31 Mar	**337.0**	674.0	**337.0**	674.0
Gain on sale and leaseback arrangements				
Balance as at 1 Apr	**37.3**	63.2	**10.1**	11.2
Amount recognised during the year	**(17.9)**	(24.7)	**(1.1)**	(1.1)
Translation adjustments	**(0.9)**	(1.2)	**-**	-
Balance as at 31 Mar	**18.5**	37.3	**9.0**	10.1
	355.5	711.3	**346.0**	684.1
Current (see Note 29)	**337.0**	337.0	**337.0**	337.0
Non-current	**18.5**	374.3	**9.0**	347.1
	355.5	711.3	**346.0**	684.1

The IDA had made two payments to the Company as compensation for modifications to its original licence for the accelerated liberalisation of the telecommunications market. The IDA paid the Company S$1.50 billion in 1997 and S$859.0 million in 2000.

The Group and Company account for these payments as deferred income in the balance sheets, and recognise them on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period is shortened.

Gain on sale and finance leaseback of certain telecommunications equipment is recognised over the lease period of 11 to 16 years.

Notes to the Financial Statements

For the financial year ended 31 March 2006

34. OTHER NON-CURRENT LIABILITIES

	Group		Company	
	2006 S$ Mil	2005 S$ Mil	2006 S$ Mil	2005 S$ Mil
Performance share liability	**10.0**	5.9	**7.4**	4.4
Deferred income	**29.6**	-	**-**	-
Other payables	**126.2**	127.9	**13.6**	16.2
	165.8	133.8	**21.0**	20.6

35. SHARE CAPITAL

	2006		2005	
Group	Number of shares Mil	Share capital S$ Mil	Number of shares Mil	Share capital S$ Mil
Balance as at 1 Apr	**16,641.5**	**2,496.2**	17,848.6	2,677.3
Issue of shares under share options	**61.8**	**20.5**	68.3	10.2
Cancellation of shares pursuant to capital reduction	**-**	**-**	(1,275.4)	(191.3)
Transfer upon implementation of Companies (Amendment) Act 2005				
- Share Premium	**-**	**2,248.8**	-	-
- Capital Redemption Reserve	**-**	**9.2**	-	-
Balance as at 31 Mar	**16,703.3**	**4,774.7**	16,641.5	2,496.2

See Note 2.4 on the impact following the implementation of the Companies (Amendment) Act 2005 on 30 January 2006.

All issued shares are fully paid. During the current financial year, the Company issued 61,846,950 (2005: 68,335,150) shares upon the exercise of 61,846,950 (2005: 68,335,150) share options at the exercise price of between S$1.33 and S$3.03 (2005: S$1.36 and S$2.26) per share. The newly issued shares rank pari passu in all respects with the previously issued shares.

During the previous financial year, the Company cancelled 1,275,417,778 shares at the price of S$2.36 per share pursuant to a capital reduction exercise.

36. DIVIDENDS

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Final dividend of 8.0 cents (2005: 6.4 cents) per share and special dividend of 5.0 cents (2005: nil) per share, net of tax of 20.0 per cent (2005: 20.0 per cent), paid	**1,733.8**	915.2	**1,735.1**	915.4

In the current financial year, a final ordinary dividend of 8.0 cents per share, and special dividend of 5.0 cents per share, less tax at 20.0 per cent totalling S$1.73 billion and S$1.74 billion for the Group and Company respectively was paid in respect of the financial year ended 31 March 2005. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The directors had proposed an ordinary dividend of 10.0 cents per share, less tax at 20.0 per cent totalling S$1.34 billion for the Group and Company in respect of the financial year ended 31 March 2006. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of Retained Earnings in the financial year ending 31 March 2007.

37. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of trading investments, AFS investments and borrowings are set out in Note 19, Note 26, Note 31 and Note 32 respectively.

The carrying values of the other financial assets and liabilities approximate their fair values.

38. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

38.1 Financial Risk Factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk, credit risk, liquidity risk and market risk. The Group's overall risk management seeks to minimise potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial derivatives are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

38.2 Foreign Exchange Risk

The foreign exchange risk of the Group arises from subsidiary companies operating in foreign countries (see Note 39), mainly Australia, which generate revenue and incur costs denominated in foreign currencies. The Company and its Singapore subsidiary companies also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily United States Dollars, Australian Dollars, British Pound and the Euros. Foreign currency purchases and forward currency contracts are used to reduce the Group's exposure to foreign currency exchange rate fluctuations.

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings in order to reduce the foreign currency exposure on these borrowings.

Notes to the Financial Statements

For the financial year ended 31 March 2006

38.3 Interest Rate Risk

The Group has cash balances placed with reputable banks and financial institutions, as well as investments in bonds which generate interest income for the Group. The Group manages its interest rate risks on its interest income by placing the cash balances on varying maturities and interest rate terms.

The Group's borrowings include bank borrowings and bonds. The borrowings expose the Group to interest rate risk. The Group seeks to minimise its exposure to these risks by entering into interest rate swaps over the duration of its borrowings.

The tables below set out the Group and the Company's exposure to interest rate risks, including the effects of hedging, if any. Included in the tables are the assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Other than as disclosed in the tables below, all other assets and liabilities of the Group and Company were non-interest bearing.

	Variable rates		Fixed rates				
Group	**Less than 6 months S$ Mil**	**6 to 12 months S$ Mil**	**Less than 6 months S$ Mil**	**6 to 12 months S$ Mil**	**1 to 5 years S$ Mil**	**Over 5 years S$ Mil**	**Total S$ Mil**
As at 31 March 2006							
Assets							
Cash and cash equivalents	**226.5**	**3.2**	**2,491.9**	**1.7**	**0.1**	**-**	**2,723.4**
Trade and other receivables	**-**	**-**	**0.4**	**0.4**	**-**	**-**	**0.8**
Other financial assets	**714.1**	**-**	**94.6**	**14.9**	**45.4**	**0.1**	**869.1**
	940.6	**3.2**	**2,586.9**	**17.0**	**45.5**	**0.1**	**3,593.3**
Liabilities							
Borrowings	**121.4**	**1.6**	**568.9**	**807.1**	**1,882.9**	**4,018.8**	**7,400.7**
Effects of interest rate and cross currency swaps	**2,441.6**	**-**	**71.5**	**145.7**	**(1,017.6)**	**(1,641.2)**	**-**
	2,563.0	**1.6**	**640.4**	**952.8**	**865.3**	**2,377.6**	**7,400.7**
As at 31 March 2005							
Assets							
Cash and cash equivalents	175.7	6.2	3,062.9	11.2	0.1	-	3,256.1
Trade and other receivables	-	-	1.5	1.7	-	-	3.2
Other financial assets	343.3	10.0	340.0	207.3	50.1	-	950.7
	519.0	16.2	3,404.4	220.2	50.2	-	4,210.0
Liabilities							
Borrowings	1,115.3	-	388.6	1,483.3	1,774.7	4,774.5	9,536.4
Effects of interest rate and cross currency swaps [(1)]	799.8	-	893.3	650.0	(576.3)	(1,766.8)	-
	1,915.1	-	1,281.9	2,133.3	1,198.4	3,007.7	9,536.4

Note:

(1) Disclosure based on notional principals of interest rate and cross currency swaps.

38.3 Interest Rate Risk (continued)

Company	Variable rates Less than 6 months S$ Mil	Variable rates 6 to 12 months S$ Mil	Fixed rates Less than 6 months S$ Mil	Fixed rates 6 to 12 months S$ Mil	Fixed rates 1 to 5 years S$ Mil	Fixed rates Over 5 years S$ Mil	Total S$ Mil
As at 31 March 2006							
Assets							
Cash and cash equivalents	**60.1**	**-**	**595.5**	**-**	**-**	**-**	**655.6**
Trade and other receivables	**61.3**	**-**	**0.1**	**0.1**	**-**	**-**	**61.5**
Other financial assets	**-**	**3,519.2**	**-**	**-**	**10.9**	**0.1**	**3,530.2**
	121.4	**3,519.2**	**595.6**	**0.1**	**10.9**	**0.1**	**4,247.3**
Liabilities							
Borrowings	**-**	**-**	**564.3**	**-**	**561.9**	**4,018.8**	**5,145.0**
Effects of interest rate and cross currency swaps	**1,531.7**	**-**	**71.5**	**600.0**	**(561.9)**	**(1,641.3)**	**-**
	1,531.7	**-**	**635.8**	**600.0**	**-**	**2,377.5**	**5,145.0**
As at 31 March 2005							
Assets							
Cash and cash equivalents	41.6	-	1,225.0	-	-	-	1,266.6
Trade and other receivables	6.8	-	0.2	0.2	-	-	7.2
Other financial assets	-	3,810.5	-	5.0	10.7	0.1	3,826.3
	48.4	3,810.5	1,225.2	5.2	10.7	0.1	5,100.1
Liabilities							
Borrowings	-	-	-	1,000.0	1,152.5	4,107.0	6,259.5
Effects of interest rate and cross currency swaps [(1)]	895.7	-	-	650.0	81.7	(1,627.4)	-
	895.7	-	-	1,650.0	1,234.2	2,479.6	6,259.5

Note:

(1) Disclosure based on notional principals of interest rate and cross currency swaps.

38.4 Credit Risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

38.5 Liquidity Risk

To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

38.6 Market Risk

The Group has investments in quoted equity shares. The market value of these investments will fluctuate with market conditions.

39. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

Primary Reporting Format – Geographical Segments

The Group's businesses operate in two principal geographical areas, Singapore and Australia. No other individual country contributes more than 10 per cent of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

Secondary Reporting Format – Business Segment

The Group is organised into the following business segments:

Wireline – represent cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and Internet services. It includes sale of cable capacity.

Wireless – represent mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Information technology and engineering – represent information technology consultancy, systems integration and engineering services.

Others – represent the balance of the Group's operations and comprise storage of cables and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The total assets disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provision for taxes, deferred tax liabilities and dividends.

Segment capital expenditures comprise additions to property, plant and equipment (net of rebates, where applicable) and intangible assets.

39.1 Primary Reporting Format – Geographical Segment

2006	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	3,904.9	9,046.9	186.6	-	13,138.4
Inter-segment revenue	48.4	-	111.3	(159.7)	-
Operating revenue	3,953.3	9,046.9	297.9	(159.7)	13,138.4
Segment results	1,235.7	1,168.0	(69.3)	44.0	2,378.4
Other income	114.6	40.8	0.7	(44.5)	111.6
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	1,687.3	1,208.8	(68.6)	(0.5)	2,827.0
Exceptional items					
- allocated	88.4	-	669.5	-	757.9
- unallocated					57.6
Profit on operating activities					3,642.5
Share of results of associated and joint venture companies	42.0	13.2	1,151.3	-	1,206.5
Profit before interest, investment income and tax					4,849.0
Interest and investment income					137.0
Interest on borrowings					(486.7)
Profit before tax					4,499.3
Segment assets	3,577.3	18,183.5	177.7	-	21,938.5
Investment in associated and joint venture companies	202.7	-	6,394.2	-	6,596.9
Allocated assets	3,780.0	18,183.5	6,571.9	-	28,535.4
Unallocated assets					5,070.8
Consolidated total assets					33,606.2
Segment liabilities	1,332.8	2,026.0	86.1	-	3,444.9
Unallocated liabilities					9,068.1
Consolidated total liabilities					12,513.0
Capital expenditure	314.0	1,486.6	17.8	-	1,818.4
Depreciation	506.1	1,322.0	115.4	-	1,943.5
Amortisation	5.4	27.8	-	-	33.2
Impairment charge	3.7	-	5.3	-	9.0

Notes to the Financial Statements

For the financial year ended 31 March 2006

39.1 Primary Reporting Format – Geographical Segment (continued)

2005	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Eliminations S$ Mil	Total S$ Mil
Total revenue from external customers	3,808.7	8,592.4	215.9	-	12,617.0
Inter-segment revenue	29.3	-	94.5	(123.8)	-
Operating revenue	3,838.0	8,592.4	310.4	(123.8)	12,617.0
Segment results	1,332.5	1,350.0	(101.2)	50.0	2,631.3
Other income	67.0	35.1	2.2	(48.8)	55.5
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	1,736.5	1,385.1	(99.0)	1.2	3,023.8
Exceptional items					
- allocated	101.1	(318.2)	(41.0)	-	(258.1)
- unallocated					73.5
Profit on operating activities					2,839.2
Share of results of associated and joint venture companies	54.0	(15.6)	906.8	-	945.2
Profit before interest, investment income and tax					3,784.4
Interest and investment income					89.8
Interest on borrowings					(488.5)
Profit before tax					3,385.7
Segment assets	3,826.9	18,598.1	1,724.1	(123.1)	24,026.0
Investment in associated and joint venture companies	262.6	1.7	5,211.7	-	5,476.0
Allocated assets	4,089.5	18,599.8	6,935.8	(123.1)	29,502.0
Unallocated assets					5,831.3
Consolidated total assets					35,333.3
Segment liabilities	1,378.2	2,504.1	1,047.7	(174.5)	4,755.5
Unallocated liabilities					11,295.1
Consolidated total liabilities					16,050.6
Capital expenditure	354.6	1,144.3	(23.6)	-	1,475.3
Depreciation	546.3	1,274.8	142.0	-	1,963.1
Amortisation	2.0	9.9	-	-	11.9
Impairment charge	20.9	-	2.3	-	23.2

39.2 Secondary Reporting Format – Business Segment

2006	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**6,103.4**	**6,080.6**	**921.0**	**33.4**	**13,138.4**
Segment assets	**12,719.5**	**8,744.1**	**441.7**	**33.2**	**21,938.5**
Investment in associated and joint venture companies	**1,265.2**	**5,135.2**	**-**	**196.5**	**6,596.9**
Allocated assets	**13,984.7**	**13,879.3**	**441.7**	**229.7**	**28,535.4**
Unallocated assets					**5,070.8**
Consolidated total assets					**33,606.2**
Capital expenditure	**1,026.7**	**590.0**	**19.1**	**182.6**	**1,818.4**

2005	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	6,156.9	5,688.2	761.8	10.1	12,617.0
Segment assets	15,133.7	8,517.1	346.7	28.5	24,026.0
Investment in associated and joint venture companies	1,093.6	4,127.0	-	255.4	5,476.0
Allocated assets	16,227.3	12,644.1	346.7	283.9	29,502.0
Unallocated assets					5,831.3
Consolidated total assets					35,333.3
Capital expenditure	807.8	505.3	16.7	145.5	1,475.3

Notes to the Financial Statements

40. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, were as follows:

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Not later than one year	**326.1**	412.7	**56.6**	80.9
Later than one but not later than five years	**1,321.6**	1,373.0	**165.4**	215.1
Later than five years	**1,585.7**	1,814.1	**401.2**	443.1
	3,233.4	3,599.8	**623.2**	739.1

During the previous financial year, sale and operating leaseback contracts were entered into for certain property, plant and equipment for a period of 20 years commencing from 2 March 2005. The above commitments included only the minimum amounts payable of S$22.1 million (2005: S$21.8 million) per annum under those contracts. The operating lease payments under these contracts are subject to review every year with a general increase not exceeding the higher of 2 per cent or Consumer Price Index percentage of the preceding year.

41. CAPITAL, INVESTMENT AND OTHER COMMITMENTS

41.1 The commitments for capital expenditure and investments which had not been recognised in the financial statements, excluding the commitments shown under Note 41.2, Note 41.3 and Note 41.4, were as follows:

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Authorised and contracted for	**213.7**	301.4	**34.8**	19.3

Outstanding commitments relate mainly to the purchase of telecommunications equipment and investments.

41.2 The commitment for purchase of broadcasting program rights was as follows:

	Group		Company	
	2006	2005	2006	2005
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Not later than one year	**5.8**	49.8	**-**	-
Later than one but no later than five years	**-**	82.7	**-**	-
	5.8	132.5	**-**	-

The licence fees payable under some of these contracts are calculated by reference to future number of cable and satellite television subscribers. The licence fees payable therefore depend on future events, which cannot be reliably determined. The above commitments included only the minimum amounts payable under those contracts. A third-party had agreed to reimburse the Group for A$5.0 million (S$5.8 million) (2005: A$28.9 million) of these commitments.

41.3 The Group's commitment to purchase capacity in the cable network of Southern Cross Cable Holdings Limited ("**Southern Cross**"), a joint venture company, was as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
	S$ Mil	**S$ Mil**	**S$ Mil**	**S$ Mil**
Not later than one year	**35.6**	36.7	-	-
Later than one but no later than five years	**35.6**	75.6	-	-
	71.2	112.3	-	-

41.4 Optus had agreed to contribute S$101.1 million (2005: S$104.6 million) in equity, denominated in United States dollars, to its joint venture companies, Southern Cross and Pacific Carriage Holdings Limited (collectively "**Southern Cross Cable Consortium**"). As at 31 March 2006, S$26.0 million (2005: S$26.0 million) of the equity had been provided. The remaining commitment will not be contributed until the shareholders' loans to Southern Cross Cable Consortium are repaid.

42. CONTINGENT LIABILITIES

42.1 Guarantees

As at 31 March 2006,

(i) The Group and Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a S$45.0 million (2005: S$45.0 million) contract to provide information technology services.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$154.0 million and S$18.4 million (2005: S$135.4 million and S$19.4 million) respectively.

(iii) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$103.6 million) (2005: US$64.0 million) to a third party in respect of a joint venture company.

(iv) On 30 April 2003, Southern Cross Cable Consortium restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, Optus Group provided contingent credit support for up to US$37.0 million. The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales. The bank facility had been fully repaid in the current financial year.

42.2 Audit of Tax Losses

As at 31 March 2006, Optus Group had estimated unutilised tax losses of approximately A$647 million (S$749 million) (31 March 2005: A$1.26 billion) with tax effect of A$194 million (S$225 million) (31 March 2005: A$378 million) which were available for set off against future taxable income subject to the income tax regulations in Australia.

As disclosed in the previous financial year, the Australian Taxation Office ("**ATO**") has commenced an audit of the Optus Group's entitlements to carried forward tax losses.

In the current financial year, the ATO has completed the audit and concluded that no amendment is necessary for the Optus Group's tax returns for the years under review.

Notes to the Financial Statements

42.3 Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 with final submissions to the judge expected in September 2006.

42.4 Disputes with international service providers

As previously reported, Optus is in dispute with certain international service providers regarding amounts due under contracts. Optus has also been notified of claims by other international service providers. Optus is vigorously defending all these claims.

43. PROPOSED CAPITAL REDUCTION

SingTel is proposing a capital reduction involving the cancellation of 1 out of every 20 issued shares of the Company as at a date to be determined by the directors of the Company, in exchange for a cash payment of S$2.74 for each share to be cancelled. Based on the number of issued shares of the Company as at 31 March 2006, an aggregate of approximately S$2.3 billion will be returned to the shareholders and approximately 835.2 million shares will be cancelled.

The proposed capital return required, *inter alia*, approval by the Company's shareholders at an Extraordinary General Meeting to be held in July 2006. Assuming all approvals are obtained, the cash distribution in respect of the capital reduction is expected to be paid in September 2006.

44. EFFECTS OF FRS AND INT FRS ISSUED BUT NOT YET ADOPTED

Certain new FRS and INT FRS have been issued that are mandatory for accounting periods beginning on or after 1 January 2006.

The new FRS and INT FRS are not expected to have a significant impact on the financial statements of the Group or the Company in the period of initial application other than INT FRS 104, *Determining Whether an Arrangement Contains a Lease*. The Group will adopt INT FRS 104 on 1 April 2006. INT FRS 104 gives guidance in determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with FRS 17, *Leases*. At the date of this report, the impact, if any, of adopting INT FRS 104 on the Group and Company could not be reasonably estimated.

45. COMPANIES IN THE GROUP

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore. The following were the subsidiary, associated and joint venture companies as at 31 March 2006 and 31 March 2005:

45.1 Subsidiary companies

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2006 %	2005 %
1.	Alpha West ERP Pty Limited (1)	Dormant	Australia	**100**	-
2.	Alpha West Holdings Ltd (1)	Investment holding company	Australia	**100**	-
3.	Alphawest Limited (1)	Investment holding company	Australia	**100**	-
4.	Alphawest Services Pty Ltd (1)	Provision of IT services and the sale of computer hardware, equipment and software	Australia	**100**	-
5.	AUE Music TV Pty Limited (***)	Dormant	Australia	**100**	100
6.	AUEVR Music TV Pty Limited (***)	Dormant	Australia	**100**	100
7.	Aussat Finance Limited (1)	Dormant	Australia	**100**	100
8.	Aussat New Zealand Limited (***)	Dormant	New Zealand	**100**	100
9.	Beijing IPACS Electronic Science Co. Ltd. (***) (4)	Under creditors' voluntary liquidation	People's Republic of China	**51.0**	51.0
10.	Billing Services Australia Pty Limited (***)	Dormant	Australia	**100**	100
11.	C2C Asiapac Pte Ltd	Investment holding and provision of administrative, technical and advisory services	Singapore	**100**	100
12.	C2C Cable (Ireland) Limited (*) (2)	Operation and provision of telecommunications facilities and services	Ireland	**59.5**	59.5
13.	C2C Cable Korea Ltd (***) (2)	Operation and provision of telecommunications facilities and services	South Korea	**59.5**	59.5
14.	C2C Cable (USA) Inc (***) (2)	Operation and provision of telecommunications facilities and services	USA	**59.5**	59.5

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
15.	C2C Global Networks (Asia) Ltd [***] [2]	Dormant	Bermuda	**59.5**	59.5
16.	C2C Global Networks Ltd [***] [2]	Provision of telecommunications related services	Bermuda	**59.5**	59.5
17.	C2C Global Networks (Pacific) Ltd [***] [2]	Dormant	Bermuda	**59.5**	59.5
18.	C2C Holdings Pte Ltd [***]	Investment holding company	Bermuda	**59.5**	59.5
19.	C2C (Hong Kong) Limited [*] [2]	Operation and provision of telecommunications facilities and services	Hong Kong	**59.5**	59.5
20.	C2C Infocom Cable (Taiwan) Ltd [***] [2]	Operation and provision of telecommunications facilities and services	Taiwan	**59.5**	59.5
21.	C2C Japan KK [***] [2]	Operation and provision of telecommunications facilities and services	Japan	**59.5**	59.5
22.	C2C Marine Pte Ltd [2]	Dormant	Singapore	**59.5**	59.5
23.	C2C Pte Ltd [***] [2]	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Bermuda	**59.5**	59.5
24.	C2C Singapore Pte Ltd [2]	Operation and provision of telecommunications facilities and services	Singapore	**59.5**	59.5
25.	Cable & Wireless Optus Satellites Pty Limited [1]	C1 Satellite contracting party	Australia	**100**	100
26.	CV Services International Wholesales Pty Ltd [1]	Dormant	Australia	**100**	-
27.	CVSI Pte Limited (Singapore) [***]	Supply of information technology services and the sale of computer hardware equipment and software	Singapore	**100**	-

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
28.	CVSI Retirement Benefits Funds Pty Limited (***)	Dormant	Australia	**100**	-
29.	Evolution IS (ACT) Pty Ltd (1)	Dormant	Australia	**100**	-
30.	Evolution IS Pty Ltd (1)	Dormant	Australia	**100**	-
31.	Fuzhou IPACS Computer Co., Ltd. (***) (4)	Under creditors' voluntary liquidation	People's Republic of China	**51.0**	51.0
32.	GB21 (Hong Kong) Limited (*)	Provision of telecommunications services and products	Hong Kong	**100**	100
33.	Global Page Pte Ltd (***)	In process of strike off	Singapore	**100**	100
34.	Guangzhou Zhong Sheng Information Technology Co., Ltd. (**) (4)	Provision of information technology training	People's Republic of China	**100**	70.0
35.	Info Ad Publishing Consultants Pte Ltd	Dormant	Singapore	**100**	100
36.	InfoCom Holding Company Pte Ltd	Investment holding company	Singapore	**100**	100
37.	Inform Systems Australia Pty Ltd (1)	Provision of information technology services	Australia	**100**	-
38.	Information Network Services Sdn Bhd (**)	Provision of data communication and value added network services	Malaysia	**100**	100
39.	InnoVoice Services Private Limited	Investment holding company	Singapore	**100**	100
40.	Integrated Data Services Limited (**)	Under voluntary liquidation	Myanmar	**90.0**	90.0
41.	Integrated Information (Hong Kong) Limited (***)	Dissolved during the year	Hong Kong	**-**	100
42.	INS Holdings Pte Ltd	Investment holding and provision of telecommunications services	Singapore	**100**	100
43.	IPACS Computer Services (S) Pte. Ltd. (***)	Under creditors' voluntary liquidation	Singapore	**51.0**	51.0

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2006 %	**2005** %
44.	IPACS Computer (Shanghai) Co, Ltd. (***) (4)	Under creditors' voluntary liquidation	People's Republic of China	**51.0**	51.0
45.	IPACS Technology Pte Ltd (***)	Under creditors' voluntary liquidation	Singapore	**51.0**	51.0
46.	KA Land Pte Ltd	Investment holding company	Singapore	**100**	100
47.	Lanka Communication Services (Private) Limited (**)	Provision of data communication services	Sri Lanka	**82.9**	82.9
48.	Membertel Pty Limited (***)	Dormant	Australia	**100**	100
49.	Mercurix Pte Ltd	Dormant	Singapore	**100**	100
50.	Microplex Pty Limited (***)	Dormant	Australia	**100**	100
51.	MovieVision Pty Limited (***)	Dormant	Australia	**100**	100
52.	NCS Communications Engineering Pte. Ltd.	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products	Singapore	**100**	100
53.	NCS Information Technology (Suzhou) Co., Ltd. (**) (4)	Software development and provision of information technology services	People's Republic of China	**100**	100
54.	NCS Pte. Ltd.	Provision of information technology and consultancy services	Singapore	**100**	100
55.	NCSI (Australia) Pty Limited (*)	Provision of information technology services	Australia	**100**	100
56.	NCSI (Chengdu) Co., Ltd. (***) (4)	Provision of research and development on information technology	People's Republic of China	**100**	-
57.	NCSI (HK) Limited (*)	Provision of information technology services	Hong Kong	**100**	100
58.	NCSI Holdings (Malaysia) Sdn. Bhd. (**)	Investment holding company	Malaysia	**100**	100
59.	NCSI Holdings Pte Ltd	Investment holding company	Singapore	**100**	100

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
60.	NCSI (India) Private Limited (*)	Provision of information technology services	India	**100**	100
61.	NCSI (Korea) Co., Limited (*)	Provision of information technology and communication engineering services	South Korea	**100**	-
62.	NCSI Lanka (Private) Limited (*)	Provision of information technology and communication engineering services	Sri Lanka	**100**	100
63.	NCSI (Malaysia) Sdn. Bhd. (**)	Provision of information technology services	Malaysia	**100**	100
64.	NCSI (ME) W.L.L. (*)	Provision of information technology and communication engineering services	Bahrain	**100**	-
65.	NCSI (Philippines) Inc. (*)	Provision of information technology and communication engineering services	Philippines	**99.9**	99.9
66.	NCSI (Shanghai), Co. Ltd (***) (4)	Provision of system integration, software research and development	People's Republic of China	**100**	-
67.	Optus Administration Pty Limited (1)	Provision of management services to the Optus Group	Australia	**100**	100
68.	Optus Billing Services Pty Limited (***)	Provision of billing services to the Optus Group	Australia	**100**	100
69.	Optus Broadband Pty Limited (1)	Provision of high speed residential internet service	Australia	**100**	100
70.	Optus Calling Cards Pty Limited (***)	Provision of calling cards	Australia	**100**	100
71.	Optus CMM Holdings Pty Limited (***)	Investment holding company	Australia	**100**	100
72.	Optus Data & Business Holdings Pty Limited (***)	Dormant	Australia	**100**	100
73.	Optus Data Centres Pty Limited (1)	Provision of data communication services	Australia	**100**	100
74.	Optus ECommerce Pty Limited (***)	Provider of marketsite and related activities	Australia	**100**	100

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
75.	Optus EPayments Ventures Pty Limited (***)	Provision of network capacity	Australia	**100**	100
76.	Optus ESolutions Pty Limited (***)	Provider of E-solutions products	Australia	**100**	100
77.	Optus Finance Pty Limited (1)	Provision of financial services to the Optus Group	Australia	**100**	100
78.	Optus Insurance Services Pty Limited (****)	Provision of handset insurance and related services	Australia	**100**	100
79.	Optus Internet Pty Limited (1)	Provision of internet services for retail customers	Australia	**100**	100
80.	Optus Investments Pty Limited (***)	Investment holding company	Australia	**100**	100
81.	Optus Kylie Holdings Pty Limited (***)	Portfolio investment holding company	Australia	**100**	100
82.	Optus Mobile Holdings Pty Limited (***)	Investment holding company	Australia	**100**	100
83.	Optus Mobile Investments Pty Limited (1)	Investment holding company	Australia	**100**	100
84.	Optus Mobile Pty Limited (1)	Provision of mobile phone services	Australia	**100**	100
85.	Optus Multimedia Pty Limited (1)	Investment holding company	Australia	**100**	100
86.	Optus Narrowband Pty Limited (***)	Provision of narrow band portal content services	Australia	**100**	100
87.	Optus Networks Pty Limited (1)	Provision of telecommunications services	Australia	**100**	100
88.	Optus Rental & Leasing Pty Limited (***)	Provision of rental and leasing of equipment to customers	Australia	**100**	100
89.	Optus Retailco Pty Limited (***)	Dormant	Australia	**100**	100
90.	Optus Stockco Pty Limited (***)	Purchases of Optus Group handsets	Australia	**100**	100

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2006 %	2005 %
91.	Optus Superannuation Pty Limited (***)	Provision of trustee services including superannuation schemes to the Optus Group	Australia	**100**	100
92.	Optus Systems Pty Limited (1)	Provision of information technology services to the Optus Group	Australia	**100**	100
93.	Optus Telephony Pty Limited (***)	Provision of residential telephony products	Australia	**100**	100
94.	Optus Vision Holdings Pty Limited (***)	Dormant	Australia	**100**	100
95.	Optus Vision Interactive Pty Limited (***)	Provision of interactive television service	Australia	**100**	100
96.	Optus Vision Investments Pty Limited (***)	Investment holding company	Australia	**100**	100
97.	Optus Vision Media Pty Limited (***) (3)	Provision of broadcasting related services	Australia	**20.0**	20.0
98.	Optus Vision Pty Limited (1)	Provision of telecommunications services	Australia	**100**	100
99.	Pastel Limited (*)	Investment holding company	Mauritius	**100**	100
100.	Path Communications Pty Ltd (1)	Dormant	Australia	**100**	-
101.	Perpetual Systems Pty Ltd (1)	Provision of IT disaster recovery services	Australia	**100**	-
102.	Prepaid Services Pty Limited (1)	Distribution of prepaid mobile telephony related products	Australia	**100**	100
103.	Reef Networks Pty Ltd (1)	Operation and maintenance of fibre optic network between Brisbane and Cairns	Australia	**100**	100
104.	Satellite Platform Investment Pty Limited (***)	Provision of satellite related services	Australia	**100**	100
105.	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment	Singapore	**60.0**	60.0
106.	Shanghai Zhong Sheng Information Technology Co., Ltd. (**) (4)	Provision of information technology training and software resale	People's Republic of China	**100**	70.0

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
107.	Sibalo Pty Limited [1]	Engaged in retailing of mobile products	Australia	**100**	100
108.	Simplus Mobile Pty Limited [1]	Provision of mobile phone services and related activities	Australia	**100**	100
109.	Singapore Telecom ADSB (Netherlands Antilles) N.V. [***]	Dormant	Netherlands Antilles	**90.0**	90.0
110.	Singapore Telecom Australia Investments Pty Limited [****]	Investment holding company	Australia	**100**	100
111.	Singapore Telecom Australia Pty Limited [****]	Provision of telecommunications services	Australia	**100**	100
112.	Singapore Telecom Hong Kong Limited [*]	Provision of telecommunications systems and services	Hong Kong	**100**	100
113.	Singapore Telecom India Private Limited [*]	Engaged in general liaison and support services	India	**100**	100
114.	Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services	Singapore	**100**	100
115.	Singapore Telecom Japan Co Ltd [*]	Provision of telecommunications services and all related activities	Japan	**100**	100
116.	Singapore Telecom Korea Limited [*]	Provision of telecommunications services and all related activities	South Korea	**100**	100
117.	Singapore Telecom (Malaysia) Sdn Bhd [**]	Provision of telecommunications services and all related activities	Malaysia	**61**	-
118.	Singapore Telecom Mobile Pte Ltd	Operation and provision of cellular mobile telecommunications systems and services and investment holding	Singapore	**100**	100
119.	Singapore Telecom Paging Pte Ltd	Provision of paging services	Singapore	**100**	100

45.1 **Subsidiary companies (continued)**

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
120.	Singapore Telecom USA, Inc. (***)	Provision of telecommunications, engineering and marketing services	USA	**100**	100
121.	SingaSat Pte Ltd	Investment holding company	Singapore	**100**	100
122.	SingNet Pte Ltd	Provision of value-added and internet-related services	Singapore	**100**	100
123.	SingTel ADSB (Netherlands) B.V. (***)	Dormant	Netherlands	**90.0**	90.0
124.	SingTel Asia Pacific Investments Pte. Ltd (formerly known as SingTel Mobile Sales Pte Ltd)	Provision of consultancy services and investment holding	Singapore	**100**	100
125.	SingTel Asian Investments Pte Ltd	Investment holding company	Singapore	**100**	100
126.	SingTel Australia Holding Pte Ltd	Investment holding company	Singapore	**100**	100
127.	SingTel Australia Investment Ltd (***)	Investment holding company	British Virgin Islands	**100**	100
128.	SingTel EInvestments Pte Ltd	Dormant	Singapore	**100**	100
129.	SingTel (Europe) Limited (*)	Provision of telecommunications services	United Kingdom	**100**	100
130.	SingTel Group Treasury Pte. Ltd (formerly known as Zeus Digital Asset Pte. Ltd)	Dormant	Singapore	**100**	100
131.	SingTel hello! Pte. Ltd (formerly known as Devonshire Pte Ltd)	Dormant	Singapore	**100**	100
132.	SingTel i2i Private Limited (*)	Investment holding company	Mauritius	**100**	100
133.	SingTel Interactive Pte Ltd	Dormant	Singapore	**100**	100
134.	SingTel Investments Private Limited	Portfolio investment holding company	Singapore	**100**	100
135.	SingTel (Jersey) Private Limited (***)	Dissolved during the year	Jersey	-	100

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
136.	SingTel Optus Pty Limited (****)	Investment holding company	Australia	**100**	100
137.	SingTel (Philippines), Inc (*)	Engaged in general liaison and support services	Philippines	**100**	100
138.	SingTel Services Australia Pty Limited (1)	Dormant	Australia	**100**	100
139.	SingTel Strategic Investments Pte Ltd	Investment holding company	Singapore	**100**	100
140.	SingTel Taiwan Limited (*) (formerly known as Singapore Telecom Taiwan Ltd)	Provision of telecommunications services and other related business	Taiwan	**100**	100
141.	SingTel Ventures (Cayman) Pte Ltd (***)	Venture capital investments in start-up technology and telecommunications companies	Cayman Islands	**100**	100
142.	SingTel Ventures (Singapore) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies	Singapore	**100**	100
143.	SingTelSat Pte Ltd	Provision of satellite capacity for telecommunications and video broadcasting services	Singapore	**100**	100
144.	Source Integrated Networks Pty Limited (1)	Provision of data communications and network services	Australia	**100**	100
145.	ST Paging Pte Ltd	Dormant	Singapore	**100**	100
146.	STEL Information Technology (Shanghai) Co Ltd (**) (4)	Provision of data processing and programming services for holding company and technical services related to telecommunications information services	People's Republic of China	**100**	100
147.	STI (Australia) Holding Pte Ltd	Dormant	Singapore	**100**	100

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
148.	Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment	Singapore	**100**	100
149.	Sudong Sdn Bhd (*)	Management, provision and operations of a call centre for telecommunications services	Malaysia	**100**	100
150.	TE International (S) Pte Ltd	Investment holding company	Singapore	**100**	100
151.	Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment	Singapore	**100**	100
152.	Thai Page Pte Ltd (***)	In process of strike off	Singapore	**100**	100
153.	The Net Effect Pty Limited (1)	Dormant	Australia	**100**	-
154.	Ue Access Pty Limited (1)	Provision of telecommunications services	Australia	**100**	100
155.	Ue Vialight Pty Limited (***)	Dormant	Australia	**100**	100
156.	Uecomm Limited (1)	Investment holding company	Australia	**100**	100
157.	Uecomm Operations Pty Limited (1)	Provision of data communication services	Australia	**100**	100
158.	Uecomm Share Plans Custodian Pty Limited (***)	Administration of share plan	Australia	**100**	-
159.	Unite.Com Pty Limited (1)	Provision of telecommunications services	Australia	**100**	100
160.	Vanilla Shelf Co No 2 Pty Limited (***)	Dormant	Australia	**100**	-
161.	Virgin Mobile (Australia) Pty Limited (***) (5)	Provision of telecommunications services and products	Australia	**100**	-
162.	Virgin Mobile (Australia) Services Pty Limited (***)	Provision of call centre services	Australia	**100**	-
163.	Virgin Mobile Pty Limited (***)	Dormant	Australia	**100**	-

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
164.	Viridian Limited (*)	Investment holding company	Mauritius	**100**	-
165.	VR Music TV Pty Limited (***)	Dormant	Australia	**100**	100
166.	World Wide Web Pty Limited (***)	Dormant	Australia	**100**	100
167.	XYZed LMDS Holdings Pty Limited (***)	Dormant	Australia	**100**	100
168.	XYZed LMDS Pty Limited (***)	Provision of telecommunications related services	Australia	**100**	100
169.	XYZed Pty Limited (1)	Provision of telecommunications related services	Australia	**100**	100
170.	Yes Direct Pty Limited (***)	Dormant	Australia	**100**	100
171.	Zapsurf Private Limited (***)	In process of strike off	Singapore	**100**	100

All companies are audited by PricewaterhouseCoopers, Singapore, except for the following:
(*) Audited by PricewaterhouseCoopers firms outside Singapore.
(**) Audited by other firms.
(***) No statutory audit is required.
(****) Audited by PricewaterhouseCoopers, Sydney.

Notes:

(1) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.

(2) As at 31 March 2006, these companies were subsidiary companies of the Group under the Singapore Companies Act by virtue of the Group holding more than 50 per cent of these companies' issued share capital. However, for accounting purposes, these companies are regarded as AFS investments as the Group no longer exercise control over these companies.

(3) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.

(4) Subsidiary company's financial year end is 31 December.

(5) During the financial year, the Group increased its equity interest in VMA from 25.9 per cent to 100 per cent. Following the increase, VMA was reclassified from a joint venture company to a subsidiary company.

45.2 Associated companies

	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2006 %	2005 %
1.	Abacus Travel Systems Pte Ltd	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems	Singapore	**30.0**	30.0
2.	ADSB Telecommunications B.V.	Dormant	Netherlands	**25.6**	25.6
3.	Advanced Info Service Public Company Limited (2) (6)	Provision of cellular telecommunications, call center and data transmission	Thailand	**21.4**	21.5
4.	APT Satellite Holdings Limited (6)	Investment holding company	Bermuda	**20.3**	20.3
5.	APT Satellite International Company Limited (6)	Investment holding company	British Virgin Islands	**28.6**	28.6
6.	Bharti Telecom Limited (3)	Investment holding company	India	**32.8**	27.0
7.	Bharti Tele-Ventures Limited (3)	Provision of telecommunication services in cellular, broadband and telephony, long distance and enterprise solutions	India	**30.5**	28.5
8.	Globe Telecom Holdings, Inc (6)	Under voluntary liquidation	Philippines	**47.6**	47.6
9.	Infoserve Technology Corp.	Dormant	Cayman Islands	**25.0**	25.0
10.	New Century Infocomm Tech Co., Ltd. (4) (6)	Provision of fixed line telecommunications services	Taiwan	**24.5**	24.5
11.	PT Telekomunikasi Selular (5)	Provision of cellular telecommunications services	Indonesia	**35.0**	35.0
12.	Singapore Post Limited (1)	Operation and provision of postal services	Singapore	**25.9**	30.9
13.	VA Dynamics Sdn Bhd (6)	Distribution of networking cables and related products	Malaysia	**49.0**	49.0

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.2 Associated companies (continued)

Notes:

(1) Audited by PricewaterhouseCoopers, Singapore.

(2) Audited by PricewaterhouseCoopers, Bangkok.

(3) Audited by PricewaterhouseCoopers, New Delhi.

(4) Audited by Deloitte Touche Tohmatsu.

(5) Audited by Siddharta Siddharta & Widjaja (a member firm of KPMG).

(6) The company has been equity accounted for in the consolidated financial statements based on results ended, or as at, 31 December 2005, the financial year end of the company.

45.3 Joint venture companies

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
1.	Acasia Communications Sdn Bhd [3]	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia	Malaysia	**16.7**	16.7
2.	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	**41.7**	41.7
3.	APT Satellite Telecommunications Limited [1] [3]	Provision of telecommunications services	Hong Kong	**56.2**	56.2
4.	Arus Dimensi Sdn Bhd	Provision of information technology services	Malaysia	**49.0**	49.0
5.	ASEAN Cableship Pte Ltd	Operation of a vessel for repair and maintenance of submarine telecommunication cables	Singapore	**16.7**	16.7
6.	ASEAN Telecom Holdings Sdn Bhd [3]	Investment holding company	Malaysia	**16.7**	16.7
7.	Asiacom Philippines, Inc. [3]	Investment holding company	Philippines	**40.0**	40.0
8.	Bharti Aquanet Limited	To build, operate and maintain a cable landing station and carrier hotels in India	India	**49.0**	49.0
9.	Bridge Mobile Pte Ltd	Provision of regional mobile services	Singapore	**38.8**	44.0
10.	Digital Network Access Communications Pte Ltd [3]	Provision of analogue and digital public trunk radio services	Singapore	**50.0**	50.0

45.3 **Joint venture companies (continued)**

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2006 %	2005 %
11.	Globe Telecom, Inc. (**) (3)	Provision of cellular, international and fixed line telecommunications services	Philippines	**44.6**	44.6
12.	ILJIN C2C Ltd (4)	Operation and provision of telecommunications facilities and services	South Korea	**29.2**	29.2
13.	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant	Singapore	**50.0**	50.0
14.	Integrated Payment Venture Pte Ltd	In process of strike off	Singapore	**50.0**	50.0
15.	International Cableship Pte Ltd	Ownership and chartering of cableships	Singapore	**45.0**	45.0
16.	Main Event Television Pty Limited	Provision of cable television programmes	Australia	**33.3**	33.3
17.	Network i2i Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Mauritius	**50.0**	50.0
18.	Pacific Bangladesh Telecom Limited	Operation and provision of cellular mobile telecommunications systems and services	Bangladesh	**45.0**	-
19.	Pacific Carriage Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	**40.0**	40.0
20.	PT Bukaka SingTel International (*)	Operation of fixed public switch telephone network services in eastern Indonesia	Indonesia	**40.0**	40.0
21.	Radiance Communications Pte Ltd (3)	Sale, distribution, installation and maintenance of telecommunications equipment	Singapore	**50.0**	50.0

Notes to the Financial Statements

For the financial year ended 31 March 2006

45.3 Joint venture companies (continued)

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2006 %	2005 %
22.	Southern Cross Cable Holdings Limited	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	**40.0**	40.0
23.	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park	Singapore	**40.0**	40.0
24.	Virgin Mobile (Australia) Pty Limited (2)	Provision of telecommunications services and products	Australia	-	25.9

(*) Audited by Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers).
(**) Audited by SGV & Co (a member firm of Ernst & Young).

Notes:

(1) The Group regards the company as a joint venture company, notwithstanding that it holds more than 50% of the company's issued share capital, because it exercises joint control.

(2) During the financial year, the Group increased its equity interest in VMA from 25.9 per cent to 100 per cent. Following this increase, VMA was reclassified from a joint venture company to a subsidiary company.

(3) The company has been equity accounted for in the consolidated financial statements based on results ended, or as at, 31 December 2005, the financial year end of the company.

(4) The company is regarded as an AFS investment as the Group no longer exercise joint control over the company.

Interested Person Transactions

The aggregate value of all interested person transactions during the financial year ended 31 March 2006 (excluding transactions less than S$100,000) were as follows:

Name of interested person	**S$ mil**
CESMA International Pte Ltd	1.4
CISCO Security Pte Ltd	2.3
Digital Network Access Communications Pte Ltd	1.7
Fullerton (Private) Ltd	0.1
Mapletree Investments Pte Ltd	0.1
MediaCorp Technologies Pte Ltd	4.0
PT Aplikanusa Lintasarta	3.6
Radiance Communications Pte Ltd	4.8
RC Hotels (Pte) Ltd	0.5
Senoko Energy Supply Pte Ltd	94.0
Singapore Technologies Logistics Pte Ltd	0.1
SP Services Ltd	0.3
StarHub Cable Vision Ltd	30.1
StarHub Ltd	18.5
TeleChoice International Ltd	0.2
TeleScience (Singapore) Pte Ltd	0.7
	162.4

Shareholder Information

As at 31 May 2006

Ordinary shares

Number of ordinary shareholders	334,343
Number of holders of CHESS Units of Foreign Securities relating to ordinary shares in the Company ("**CUFS**")	27,784

Voting rights:
On a show of hands – every member present in person and each proxy shall have one vote
On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SingTel shares are listed on Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited ("**ASX**") (in the form of CUFS).

Substantial shareholders

	Direct Interest	Deemed Interest *
Temasek Holdings (Private) Limited	9,066,895,692	372,658,649

* *Includes 343,853,844 shares held by DBS Nominees Pte Ltd as custodian. The deemed interests in the remaining shares were held through the substantial shareholder's associated and/or subsidiary companies.*

Major shareholders list – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	9,066,895,692	54.27
2	DBS Nominees Pte Ltd	1,983,834,598	11.87
3	Central Provident Fund Board	1,208,873,612	7.24
4	DBSN Services Pte Ltd	1,149,890,007	6.88
5	HSBC (Singapore) Nominees Pte Ltd	646,769,106	3.87
6	Citibank Nominees Singapore Pte Ltd	539,708,913	3.23
7	CHESS Depositary Nominees Pty Ltd *	469,282,366	2.81
8	Raffles Nominees Pte Ltd	450,643,505	2.70
9	United Overseas Bank Nominees Pte Ltd	311,931,327	1.87
10	DB Nominees (S) Pte Ltd	144,810,684	0.87
11	Morgan Stanley (S) Securities	82,526,083	0.49
12	OCBC Nominees Singapore Pte Ltd	26,529,453	0.16
13	Merrill Lynch (S'pore) Pte Ltd	25,853,895	0.15
14	Dexia Nominees (S) Pte Ltd +	17,224,302	0.10
15	Oversea-Chinese Bank Nominees Pte Ltd	12,783,166	0.08
16	UOB Kay Hian Pte Ltd	8,655,724	0.05
17	OCBC Securities Private Ltd	8,274,566	0.05
18	Employees Provident Fund Board	7,809,290	0.05
19	Societe Generale S'pore Branch	7,268,933	0.04
20	DBS Vickers Securities (S) Pte Ltd	5,992,056	0.04
		16,175,557,278	96.82

* The shares held by CHESS Depositary Nominees Pty Ltd are held on behalf of the persons entered in the register of CUFS holders.

\+ The shares held by Dexia Nominees (S) Pte Ltd are held on behalf of RBC Dexia Trust Services Singapore Limited, the trustee of a trust established under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, for the benefit of eligible employees of the Group.

Major CUFS holders list * – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	Westpac Custodian Nominees Limited	133,991,464	0.80
2	National Nominees Limited	65,283,385	0.39
3	J P Morgan Nominees Australia Limited	42,892,143	0.26
4	RBC Dexia Investor Services Australia Nominees Pty Limited	27,878,539	0.17
5	Citicorp Nominees Pty Limited	14,404,619	0.09
6	Cogent Nominees Pty Limited	14,172,065	0.08
7	Westpac Financial Services Limited (C/- Westpac Custodian Nominees Limited)	10,147,051	0.06
8	Victorian Workcover Authority (C/- National Nominees Limited)	8,224,244	0.05
9	Citicorp Nominees Pty Limited (CFSIL CWLTH Aust Shs 1 A/C)	6,400,000	0.04
10	Queensland Investment Corporation (C/- National Nominees Limited)	6,001,000	0.04
11	ANZ Nominees Limited (Cash Income A/C)	5,769,246	0.03
12	J P Morgan Nominees Australia Limited	5,504,940	0.03
13	Citicorp Nominees Pty Limited (CFSIL CWLTH Boff Super A/C)	5,265,138	0.03
14	Transport Accident Commission (C/- National Nominees Limited)	4,734,685	0.03
15	Optus Share Plan Pty Limited	4,652,631	0.03
16	HSBC Custody Nominees (Australia) Limited	3,685,371	0.02
17	The Australian National University Investment Section Canberra Act	3,600,000	0.02
18	Westpac Life Insurance Services Limited (C/- Westpac Custodian Noms Ltd)	2,938,015	0.02
19	UBS Nominees Pty Ltd	2,865,669	0.02
20	M F Custodians Ltd	2,817,091	0.02
		371,227,296	2.23

* CUFS are CHESS Units of Foreign Securities relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Ltd on behalf of the persons entered in the CUFS register.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	298,861	82.53	69,499,847	0.41
1,000 – 5,000	44,769	12.36	108,497,756	0.65
5,001 – 10,000	9,731	2.69	75,499,408	0.45
10,001 – 100,000	8,285	2.29	206,742,183	1.24
100,001 – 1,000,000	412	0.11	102,948,412	0.62
1,000,001 and above	69	0.02	16,142,914,610	96.63
	362,127	100.00	16,706,102,216	100.00
Number of holders holding less than a marketable parcel				271,389

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Ltd is ignored.
2. Based on information available to the Company as at 31 May 2006, approximately 43.3 per cent of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.
3. A marketable parcel is defined in the ASX Listing Rules as a parcel of securities of not less than $500 in Australian dollars, based on the closing price of the securities on the ASX.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 29 July 2005 ("2005 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2005 EGM. As at 31 May 2006, there is no current on-market buy-back of shares pursuant to the mandate.

Corporate Information

Board of Directors
Chumpol NaLamlieng *(Chairman)*
Lee Hsien Yang *(Group Chief Executive Officer)*
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

Audit Committee
Nicky Tan Ng Kuang *(Chairman)*
Graham John Bradley
Heng Swee Keat

Compensation Committee
Chumpol NaLamlieng *(Chairman)*
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai

Corporate Governance and Nominations Committee
Professor Tommy Koh *(Chairman)*
Paul Chan Kwai Wah
Simon Israel

Finance and Investment Committee (previously known as the Executive Committee)
Chumpol NaLamlieng *(Chairman)*
Paul Chan Kwai Wah
Lee Hsien Yang
Jackson Peter Tai

Optus Advisory Committee
Nicky Tan Ng Kuang *(Chairman)*
Graham John Bradley
Lee Hsien Yang
John Powell Morschel

Company Secretary
Chan Su Shan

Assistant Company Secretary
Lim Li Ching

Registered Offices

In Singapore:

31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

In Australia:

101 Miller Street, Level 29
Optus Centre
North Sydney, NSW 2060
Australia
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Share Registrars

In Singapore:

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

In Australia:

Computershare Investor Services Pty Limited
60 Carrington Street, Level 3
Sydney, NSW 2000
Australia
Tel: 1300 855 080 *(Australian callers only)*
Tel: +61 3 9615 5970 *(International callers)*
Fax: +61 2 8234 5050
Email: web.queries@computershare.com.au
Website: www.computershare.com

American Depositary Receipts
Citibank Shareholder Services
P O Box 43077
Providence
Rhode Island 02940-3077
United States of America
Tel: 1 877 248 4237 CITI-ADR *(toll free)*
Tel: +1 816 843 4281 *(outside USA)*
Fax: +1 201 324 3284
Email: citibank@shareholders-online.com
Website: www.citibank.com/adr

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300

Audit Partner: Gautam Banerjee

Investor Relations
31 Exeter Road
#19-00 Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 2123
Fax: +65 6734 4492
Email: investor@singtel.com

SingTel Contact Points

We have a significant presence around the world, including 37 SingTel Global Offices spanning 19 countries and territories in Asia Pacific, South Asia, Middle East, Western Europe and North America. Our international footprint coupled with our excellent global infrastructure allows our customers to benefit from the high quality, seamless services that we can deliver.

SINGAPORE

SingTel Headquarters
31 Exeter Road
Comcentre
Singapore 239732
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub
Singapore 569141
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg
Website: www.ncs.com.sg

SingTel Customer Hotlines

Billing:	1688
Business:	1606
Fault Reporting:	1608
Mobile:	1626
Paging:	1620
Residential:	1609
SingNet:	1610

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
101 Miller Street
Optus Centre
North Sydney, NSW 2060
Australia Toll Free: 1800 555 937
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
431-439 King William Street, Level 4
Adelaide, SA 5000
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166
Email: optusbusiness@optus.com.au

Brisbane
12 Creek Street, Level 21
Brisbane, QLD 4000
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777
Email: optusbusiness@optus.com.au

Canberra
10 Moore Street, Level 3
Canberra, ACT 2601
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838
Email: optusbusiness@optus.com.au

Darwin
49 Woods Street
Optus Centre Darwin
Darwin, NT 0800
Tel: +61 8 8982 0500
Fax: +61 8 8924 4016
Email: optusbusiness@optus.com.au

Melbourne
367 Collins Street
Melbourne, VIC 3000
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900
Email: optusbusiness@optus.com.au

Perth
1260 Hay Street, Level 3
West Perth, WA 6005
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030
Email: optusbusiness@optus.com.au

BANGLADESH

SingTel Bangladesh

Bangladesh
Red Crescent Concord Tower, 19th Floor
17 Mohakhali Commercial Area
Dhaka-1212
Tel: +88 02 883 5120
Email: singtel-bd@singtel.com

CHINA

SingTel China

Beijing
Beijing Silver Tower, Unit 1503
2 Dongsanhuanbei Road
Chaoyang District
Beijing 100027
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

Guangzhou
Garden Tower, Room 918
368 Huan Shi East Road
Guangzhou City 510064
Guangdong Province
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660
Email: singtel-gz@singtel.com

Shanghai
Resource Plaza, Room 2302
No. 268 Zhongshan Road (South)
Shanghai 200010
Tel: +86 21 6332 3818
Fax: +86 21 6332 3819
Email: singtel-sha@singtel.com

SingTel Contact Points

EUROPE

SingTel Europe

London
201-203 City Road
London EC1V 1JN
United Kingdom
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

Frankfurt
Platz der Einheit 1
60327 Frankfurt Main
Germany
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200
Email: singtel-germany@singtel.com

Paris
38 Rue de Bassano
75008 Paris
France
Tel: +33 1 4431 2044
Fax: +33 1 4431 2057
Email: singtel-france@singtel.com

HONG KONG

SingTel Hong Kong

Kowloon
The Gateway
Suites 2002-6, Tower 6
9 Canton Road
Tsimshatsui, Kowloon
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

INDIA

SingTel India

New Delhi
Statesman House
14th Floor, B-1401
148 Barakhamba Road
New Delhi 110 001
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Bangalore
DBS Business Centre
Suite 117
26 Cunningham Road
Bangalore 560 052
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509
Email: singtel-ind@singtel.com

Chennai
DBS Executive Centre
(near Palmgrove Hotel)
31A Cathedral Garden Road
Chennai 600 034
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

Hyderabad
DBS Office Business Centre
105 - DBS House
1-7-43-46, Sardar Patel Road
Secunderabad 500 003
Tel: +91 40 2784 6970
+91 40 2784 2588 Ext 105
Fax: +91 40 2784 6555
Email: singtel-ind@singtel.com

Mumbai
Sahar Plaza
111 Bonanza Wing B
Mathuradas Vasanji Road
Andheri East
Mumbai 400 069
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

INDONESIA

SingTel Indonesia

Jakarta
Plaza Lippo
15th Floor, Suite 1505
Jalan Jenderal Sudirman Kav. 25
Jakarta 12920
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

JAPAN

SingTel Japan

Tokyo
Arco Tower, 5F
1-8-1, Shimomeguro
Meguro-ku
Tokyo 153-0064
Japan Toll Free: 0120 680 229
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Osaka
NTT Data Dojima Building, 13F
1-21 Dojima 3-Chome
Kita-ku
Osaka 530-0003
Tel: +81 6 6458 1405
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

KOREA

SingTel Korea

Seoul
Hansol Building
135-983, 11th Floor
736-1 Yoksam-Dong
Kangnam-Gu
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

MALAYSIA

SingTel Malaysia

Kuala Lumpur
Uptown 5, Tower B
Level 6, 602B
5 Jalan SS21/39
Damansara Uptown
47400 Petaling Jaya
Selangor Darul Ehsan
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

MIDDLE EAST

SingTel Middle East

United Arab Emirates
DIC 1 G04, Office #4
P O Box 73030
Dubai
United Arab Emirates
Tel: +971 4 391 3527
Fax: +971 4 361 1063
Email: singtel-me@singtel.com

PHILIPPINES

SingTel Philippines

Manila
Liberty Centre, Unit 1504
104 H V Dela Costa Street
Salcedo Village
Makati City 1227
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

TAIWAN

SingTel Taiwan

Taipei
2F No. 290, Section 4
Continental Building
Chung Hsiao East Road
Taipei
Taiwan 106
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

THAILAND

SingTel Thailand

Bangkok
Amarin Tower
9th Floor, Unit 6
500 Ploenchit Road, Lumpini
Pathumwan
Bangkok 10330
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

USA

SingTel USA

San Francisco
203 Redwood Shores Parkway
Suite 100
Redwood City, CA 94065
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 650 508 1578
Email: singtel-usa@singtel.com

Chicago
8770 West Bryn Mawr Avenue
Suite 1327
Chicago, IL 60631
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Houston
2100 West Loop South
Suite 900
Houston, TX 77027
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 713 590 5131
Email: singtel-usa@singtel.com

Los Angeles
One Wilshire
624 South Grand Avenue
8th Floor, Suite 825
Los Angeles, CA 90017
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 213 489 9390
Email: singtel-usa@singtel.com

New York
140 Broadway
Suite 2128
New York City, NY 10005
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 212 269 7939
Email: singtel-usa@singtel.com

SingTel Contact Points

VIETNAM

SingTel Vietnam

Hanoi
Nguyen Du Building
5th Floor, Suite 502
30 Nguyen Du Street
Hai Ba Trung District
Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Ho Chi Minh City
Sun Wah Tower
18th Floor, Unit 1807
115 Nguyen Hue Boulevard
District 1
Ho Chi Minh City
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Design and production by Su Yeang Pte Ltd
Printing by Times Printers Pte Ltd

SingTel

Headquarters

Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com

CIRCULAR DATED 28 JUNE 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Securities relating to ordinary shares ("**CUFS**"), in the capital of Singapore Telecommunications Limited (the "**Company**"), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any statements made or opinions expressed in this Circular.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS IN RELATION TO

(1) THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION;
(2) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE;
(3) THE PROPOSED APPROVAL OF THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF EXCEPTION 9 IN RULE 7.2 OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED; AND
(4) THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	26 July 2006 at 3.30 pm
Date and time of Extraordinary General Meeting	:	28 July 2006 at 3.30 pm (or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place)
Place of Extraordinary General Meeting	:	NTUC Auditorium One Marina Boulevard Level 7, NTUC Centre Singapore 018989

Contents

Definitions

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"ASX"	:	Australian Stock Exchange Limited.
"ASX Associate"	:	An associate of a Director for the purposes of the ASX Listing Rules as described in paragraph 5.1 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"CDP"	:	The Central Depository (Pte) Limited.
"2005 Circular"	:	The Company's Circular to Shareholders and CUFS Holders dated 29 June 2005.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Companies (Amendment) Act"	:	The Companies (Amendment) Act 2005 of Singapore.
"Company"	:	Singapore Telecommunications Limited.
"CUFS"	:	CHESS Units of Foreign Securities relating to Shares.
"CUFS Holders"	:	Holders of CUFS.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 54 to 56 of this Circular.
"2005 EGM"	:	The extraordinary general meeting of the Company held on 29 July 2005.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 30 April 2006.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"Market Purchase"	:	An on-market purchase of Shares by the Company effected on the SGX-ST, or on any other stock exchange on which the Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose.
"Maximum Price"	:	The maximum price to be paid for the Shares as determined by the Directors under paragraph 3.3.4 of the Letter to Shareholders and CUFS Holders contained in this Circular.
"Off-Market Purchase"	:	An off-market purchase of Shares by the Company effected otherwise than on a stock exchange, in accordance with an equal access scheme.
"Relevant Period"	:	The period from the date of the 14th Annual General Meeting of the Company until the date of the 15th Annual General Meeting of the Company or the date falling 12 months after the date of the 14th Annual General Meeting of the Company, whichever is the earlier.

"**Relevant Person**"	:	The person named in paragraph 5.2.1 of the Letter to Shareholders and CUFS Holders contained in this Circular in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought.
"**SGX Listing Manual**"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"**SGX-ST**"	:	Singapore Exchange Securities Trading Limited.
"**Share Purchase Mandate**"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"**Shareholders**"	:	Registered holders of Shares except that where the registered holder is CDP, the term "**Shareholders**" shall, in relation to such Shares and where the context admits, mean the Depositors whose securities accounts are credited with Shares.
"**Shareholding Limit**"	:	The limit of 15% of the issued Shares prescribed by the Articles in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest.
"**Shares**"	:	Ordinary shares in the capital of the Company.
"**SingTel Performance Share Plan**"	:	The SingTel Performance Share Plan adopted by Shareholders at an extraordinary general meeting of the Company held on 29 August 2003.
"**Take-over Code**"	:	The Singapore Code on Take-overs and Mergers.
"**Temasek**"	:	Temasek (Holdings) Private Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**%**" or "**per cent**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number: 199201624D

Directors:
Chumpol NaLamlieng
Lee Hsien Yang
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

28 June 2006

To: The Shareholders and CUFS Holders of
Singapore Telecommunications Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 EGM. The Directors are convening an EGM to be held on 28 July 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed alterations to the Articles;

(b) the proposed renewal of the Share Purchase Mandate;

(c) the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of ASX; and

(d) the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX.

1.2 Circular. The purpose of this Circular is to provide Shareholders and CUFS Holders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

2.1 The Companies (Amendment) Act. The Companies (Amendment) Act, which came into operation on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares.

With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly.

The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can repurchase shares out of capital, as well as from distributable profits. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held in treasury.

2.2 Alterations to the Articles. The Articles need to be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles.

2.3 Summary of Alterations. The following is a summary of the main proposed alterations to the Articles:

2.3.1 Article 2

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(a) that the expression "treasury shares" is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased;

(b) that, except where otherwise expressly provided in the Articles, references in the Articles to "holders" of shares or a class of shares shall exclude the Depository or its nominee (as the case may be), and also the Company in relation to shares held by it as treasury shares; and

(c) that references in the Articles to "member" shall, where the Companies Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

In addition, the references to "CHESS Depository" interests in shares in the Company and "CHESS Depository Nominees Pty Ltd" in Article 2 are proposed to be altered to "CHESS Depositary" interests in shares in the Company and "CHESS Depositary Nominees Pty Ltd" respectively . The definition of "CDI" is also proposed to be altered so as to make it clear that "CDI" includes CHESS Units of Foreign Securities relating to Shares (CUFS).

Drafting changes are also proposed to provide that any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted, and further that the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

2.3.2 Article 3

Article 3 states the authorised capital of the Company, and is proposed to be deleted following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

2.3.3 Article 4

Article 4(c) provides that no shares are to be issued at a discount except in accordance with the provisions of the relevant statutes, and is proposed to be deleted following the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

Article 4 is also proposed to be re-numbered as Article 3.

2.3.4 Article 5

Article 5 provides that notwithstanding any other provision of the Articles, Temasek and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 15% of the "issued share capital" of the Company. It is proposed that the words "issued share capital" be substituted with the words "issued shares" following the abolition of the concepts of nominal or par value and authorised capital pursuant to the Companies (Amendment) Act.

Article 5 is also proposed to be re-numbered as Article 4.

2.3.5 Article 6(A)

Article 6(A) provides for the rights of preference shareholders. As required by the SGX Listing Manual, it also provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. In view of the abolition of the concept of nominal or par value, it is proposed that this provision be amended so as to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by any applicable rules of the SGX-ST and other stock exchange on which the Company is listed.

Article 6 is also proposed to be re-numbered as Article 5.

2.3.6 *New Article 6*

New Article 6 on treasury shares is proposed to be inserted. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

2.3.7 *Article 7*

Article 7(A) provides for the consent in writing or the holding of separate general meetings of holders of different classes of shares (if the share capital of the Company is divided into different classes of shares) where their rights are proposed to be varied or abrogated by special resolution. Article 7(A) also provides that such consent must be obtained from the holders of three-quarters in nominal value of the issued shares of that class, and further that the quorum for such general meetings shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of that class and that where the necessary majority for a special resolution is not obtained at such general meeting, the consent in writing if obtained from holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting. Following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, Article 7(A) is proposed to be altered to delete references to the nominal value of the issued shares of that class.

Article 7(B) provides that the special rights attached to any class of shares having preferential rights shall not be deemed to be varied by the "creation" or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith. Article 7(B) is proposed to be altered to delete the reference to the "creation" of further shares following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

Article 7(A) is also proposed to be re-numbered as Article 7, and Article 7(B) as Article 8.

2.3.8 *Article 8*

Article 8 provides that the Company may by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe, and is proposed to be deleted following the abolition of the concepts of nominal or par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.9 *Article 9*

Article 9(A) provides for all new shares to be offered to existing members in proportion (as nearly as possible) to the "amount" of the existing shares to which they are entitled. Article 9(A) is proposed to be altered to replace the reference to "amount" of existing shares with a reference to "number" of existing shares following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act.

Article 9(B) relates to the general share issue mandate. It provides that the Company may by Ordinary Resolution give to the Directors a general authority to issue shares and to make or grant offers, agreements or options that might or would require shares to be issued, including the creation and issue of warrants, debentures or other instruments convertible into shares, and (notwithstanding that such authority may have ceased to be in force) to issue shares in pursuance of an instrument made or granted while the authority was in force.

Article 9(B) further provides that the aggregate number of shares that may be issued pursuant to the Ordinary Resolution cannot exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders does not exceed 20% of the issued share capital of the Company. For these purposes, the percentage of the issued share capital is to be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for (a) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed, and (b) any subsequent consolidation or subdivision of shares.

The specific limits and manner of calculation currently contained in Article 9(B) follow the specific provisions of Rule 806 of the SGX Listing Manual. Article 9(B) is proposed to be altered to delete the references to these specific limits and manner of calculation, and to instead provide that the aggregate number of shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST.

The proposed alteration to Article 9(B) will obviate the necessity for the Company to alter its Articles as and when the relevant provisions of the SGX Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any Ordinary Resolution passed pursuant to Article 9(B), as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the SGX Listing Manual.

2.3.10 *Article 10*

Article 10 provides that the Company may by Ordinary Resolution (*inter alia*):

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which have not been taken by any person and diminish the amount of capital by the amount of the shares so cancelled; and

(c) subdivide its shares into shares of smaller amount.

The provisions referred to in sub-paragraphs (a) and (c) above are proposed to be altered to delete the references to the "amount" of shares following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act. In addition, the reference in the relevant provision to "unissued" shares of the Company is also proposed to be deleted following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

The provision referred to in sub-paragraph (b) above is proposed to be deleted altogether following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

2.3.11 *Article 11*

Article 11(A) provides that the Company may reduce its share capital or capital redemption reserve fund, share premium account or other undistributable reserve as authorised by law. Article 11(A) is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's capital redemption reserve and share premium account become part of its share capital. Article 11(A) is proposed to be further altered to provide that upon cancellation of any share purchased or otherwise acquired by the Company, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

Article 11(B) permits the Company to purchase or otherwise acquire its issued shares and to cancel such shares purchased by it. The Companies (Amendment) Act enables the Company to either cancel ordinary shares purchased by it or to hold such ordinary shares as treasury shares. Article 11(B) is proposed to be altered to take into account such amendments.

2.3.12 *Article 12*

Article 12 provides that the Company shall not be compelled to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share. Article 12 is proposed to be altered to provide that the reference to the "Depository" includes a reference to "its nominee", where applicable.

2.3.13 *Article 14*

Article 14 provides that, subject to the relevant provisions of the Articles and the statutes, and of any resolution of the Company in General Meeting passed pursuant thereto, all "unissued" shares shall be at the disposal of the Directors, who may allot, grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper. Article 14 is proposed to be altered to replace the reference to "unissued" shares of the Company with a reference to "new" shares of the Company, following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

2.3.14 *Article 15*

Article 15 provides that the Company may exercise the powers of paying commissions conferred by (*inter alia*) the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 15 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

2.3.15 *Article 17*

Article 17 on share certificates provides (*inter alia*) that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. Article 17 is proposed to be altered to provide that the amount (if any) unpaid on the shares must also be specified on the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

2.3.16 *Articles 19 and 21(C)*

Articles 19 and 21(C) on share certificates are proposed to be altered to delete the references to stamp duty payable on share certificates since, under current law, no stamp duty is payable on share certificates.

2.3.17 *Articles 22, 25 and 27*

Article 22 provides that Directors may from time to time make calls on members in respect of moneys unpaid on their shares "(whether on account of the nominal value of the shares or, when permitted, by way of premium)". Article 22 is proposed to be altered to delete the words in parenthesis.

Article 25 provides that any sum "(whether on account of the nominal value of the shares or by way of premium)" which becomes payable upon allotment or at any fixed date shall, for the purposes of the Articles, be deemed to be a call duly made or payable on the date on which, by the terms of issue, it becomes payable. Article 25 is proposed to be altered to delete the words in parenthesis.

Article 27 provides that Directors may from time to time accept payment in advance from members in respect of moneys uncalled and unpaid on their shares "(whether on account of the nominal value of the shares or by way of premium)". Article 27 is proposed to be altered to delete the words in parenthesis.

The alterations to Articles 22, 25 and 27 are proposed to be made following the abolition of the concepts of nominal or par value and share premium pursuant to the Companies (Amendment) Act.

2.3.18 *Article 33*

Article 33 deals with (*inter alia*) the Company's lien on shares which are not fully-paid. Article 33 is proposed to be altered to provide that such lien shall be restricted to unpaid calls and instalments upon the specific shares in respect of which such moneys are due and unpaid, and to such amounts as the Company may be called upon by law to pay in respect of the shares of the member or deceased member, in line with current requirements of the SGX Listing Manual.

2.3.19 *Article 36*

Article 36 provides (*inter alia*) that, where a share has been duly forfeited or surrendered or sold to satisfy a lien, a statutory declaration in writing given in conformity with this Article, and the receipt of the Company for the consideration given for such share together with the share certificate delivered to the purchaser (or where the purchaser is the Depositor, to the Depository) or allottee thereof shall (subject to the execution of a transfer if required) constitute a good title to the share. Article 36 is proposed to be altered to provide that the reference to the "Depository" includes a reference to "its nominee", where applicable.

2.3.20 *Article 37*

Article 37 provides (*inter alia*) that, an instrument of transfer for shares in respect of which the transferee is the Depository or CHESS Depositary Nominees Pty Ltd shall be effective although not signed or witnessed by or on behalf of the Depository or CHESS Depositary Nominees Pty Ltd. Article 37 is proposed to be altered to provide that the references to the "Depository" include references to "its nominee", where applicable.

2.3.21 *Article 40(A)*

Article 40(A) provides for the circumstances under which the Directors may refuse to register any instrument of transfer. Article 40(A) is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of shares unless (*inter alia*) the amount of stamp duty with which each instrument of transfer is chargeable has been paid, that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any), and to delete the references to stamp duty payable on share certificates since, under current law, no stamp duty is payable on share certificates.

Article 40(A) also permits the Directors to refuse to register any instrument of transfer unless a declaration made by the transferee is attached to such instrument stating (*inter alia*) the extent of the transferee's interest, directly or indirectly, in the "issued share capital" of the Company as at the date of the declaration. It is proposed that the words "issued share capital" be substituted with the words "issued shares" following the abolition of the concepts of nominal or par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.22 *Article 41(A)*

Article 41(A) provides (*inter alia*) that the Directors may, if it comes to their notice that the share capital in which any person or related group of persons has an interest is in excess of 15% of the "issued share capital", serve a notice in writing requiring the holder to transfer and/or the person having an interest in the shares concerned to dispose of the interest as the Directors deem necessary. It is proposed that the words "issued share capital" be substituted with the words "issued shares" following the abolition of the concepts of nominal or par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.23 *Article 43*

Article 43 further permits the Directors to refuse to register any transfer of shares if (*inter alia*) such transfer would result in any person or related group of persons (other than a Permitted Person as defined in the Articles) having an interest in more than 15% of the "issued share capital" of the Company. It is proposed that the words "issued share capital" be substituted with the words "issued shares" following the abolition of the concepts of nominal or par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.24 *Article 45*

Article 45 provides that if the Directors refuse to register a transfer of shares, they shall within ten "market days" after the date on which the application for transfer was lodged with the Company send to the transferor and the transferee a notice in writing stating the reasons justifying the refusal to transfer and a notice of refusal as required by the relevant statutes. Article 45 is proposed to be altered to provide that the term "market day" for these purposes shall have the meaning ascribed to it in Article 19, namely, a day on which the SGX-ST is open for trading in securities.

2.3.25 *Article 52*

Article 52 empowers the Company by ordinary resolution to convert paid-up shares into stock and reconvert stock into paid-up shares "of any denomination". The words "of any denomination" are proposed to be deleted following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act.

2.3.26 *Articles 53 and 54*

Article 53 refers to rights of holders of stock to transfer such stock, provided that no stock shall be transferable except in such units "(not being greater than the nominal amount of the shares from which the stock arose)" as the Directors may from time to time determine. Article 53 is proposed to be altered to delete the words in parenthesis, following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act.

Article 54 provides that holders of stock shall, according to the "amount of stock" held by them, have the same rights and privileges as if they held the shares from which the stock arose. A drafting change is proposed to Article 54, to replace the references to "amount of stock" with references to "number of stock units".

2.3.27 *Article 57*

Article 57 relates to notices of General Meetings. It provides that notice of General Meetings is to be given to all members other than those who are not entitled to receive such notices under the provisions of the Articles. Article 57 is proposed to be altered to provide that notice of General Meetings also need not be given to members who are not entitled to receive such notices under the provisions of the Companies Act. This is to make it clear that no notice of General Meeting needs to be given to the Company where it is a member by reason of its holding of its shares as treasury shares.

Article 57 also provides (*inter alia*) that a General Meeting is deemed to have been duly called notwithstanding that shorter notice has been given if, in the case of an Extraordinary General Meeting, the agreement of a majority in number of the members holding not less than 95% in "nominal value of the shares" is obtained. Article 57 is proposed to be altered to replace the reference to "nominal value of the shares" with a reference to "total voting rights", in order to be in line with Section 177(3)(b) of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

2.3.28 *Article 67*

Article 67 provides that at any General Meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by (*inter alia*):

(a) not less than two members present in person or by proxy and entitled to vote; or

(b) a member present in person or by proxy and holding shares in the Company conferring a right to vote being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

The provision in sub-paragraph (a) above is proposed to be altered to make it clear that the two members, present in person or by proxy, demanding a poll are members entitled to vote at the meeting at which the resolution is put to the vote, to be in line with Section 178(b)(i) of the Companies Act.

The provision in sub-paragraph (b) above is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares), following the abolition of the concept of nominal or par value and the introduction of provisions on treasury shares pursuant to the Companies (Amendment) Act.

2.3.29 *Article 71*

Article 71 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a General Meeting may vote in person or by proxy. Article 71 is proposed to be altered to make it subject also to new Article 6, which will provide that the Company shall not exercise any right (including the right to attend and vote at General Meetings) in respect of treasury shares other than as provided by the Companies Act.

2.3.30 *Article 83*

Article 83 provides that, subject as provided in the Articles, the Directors shall not be less than two in number. Article 83 is proposed to be altered to further provide that all Directors of the Company shall be natural persons, in line with current requirements of the SGX Listing Manual.

2.3.31 *Article 99*

Article 99 provides that the Company may at a meeting at which a Director retires fill the office vacated by electing the retiring Director or some other person eligible for appointment. In default, the retiring Director is deemed to have been re-elected except in certain instances, including the instance where the Director has given notice in writing to the Company that he is unwilling to be re-elected. This provision is proposed to be altered so as to additionally provide that the retiring Director is deemed to be re-elected except where such Director is disqualified under the Companies Act from holding office as a Director.

2.3.32 *Article 101*

Article 101 deals with the election of persons as new Directors at a general meeting, and is proposed to be altered to clarify that the specified time-lines for a nomination notice of a person for election and the consent of the candidate of his willingness to be elected to be lodged at the registered office of the Company shall be exclusive (instead of inclusive) of the date on which the notice is given.

2.3.33 *Article 104(A)*

Article 104(A) permits a Director to appoint an alternate Director, and is proposed to be altered to provide that such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved, in line with current requirements of the SGX Listing Manual.

2.3.34 *Article 105(B)*

Article 105(B) allows Directors' meetings to be held by means of a conference telephone or similar communications equipment, and is proposed to be altered to provide that Directors participating in any such meeting shall be counted in the quorum for such meeting, and that all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. The alterations will further provide that a meeting conducted by means of a conference telephone or similar communications equipment is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

2.3.35 *Article 116*

Article 116 relates to the general power of the Directors to manage the Company's business. Drafting changes are proposed to align Article 116 with Section 157A(2) of the Companies Act (which is a new provision incorporated into the Companies Act in May 2003) which provides that the directors may exercise all the powers of a company except any power that the Companies Act or the memorandum and articles of association of the company require the company to exercise in general meeting.

2.3.36 *Article 126*

A drafting change is proposed to Article 126 on reserves, to provide that in carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of *(inter alia)* the relevant statutes, if any.

2.3.37 *Article 129(A)*

Article 129(A) provides for the payment of dividends to be made in proportion to the amount paid in respect of the shares. Article 129(A) is proposed to be altered, following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, to provide that all dividends are to be paid in proportion to the number of shares held (as opposed to according to the amounts paid on the shares). Article 129(A) (as proposed to be altered) will also provide that where shares are partly paid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid.

2.3.38 *New Article 133*

New Article 133 is proposed to be inserted. This new Article provides for the position in relation to dividends which remain unclaimed after first becoming payable.

Existing Article 133 is also proposed to be re-numbered as Article 132(C).

2.3.39 *Articles 138(A) and (B)*

Article 138(A) is proposed to be altered to permit the issue of bonus shares for which no consideration is payable to the Company, to delete the references to the share premium account and the capital redemption reserve fund since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's share premium account and the capital redemption reserve become part of its share capital, and to replace the references to "unissued" shares of the Company with references to "new" shares of the Company, following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

Consequential alterations are proposed to Article 138(B).

2.4 **Appendix A.** The text of the Articles which are proposed to be altered are set out in Appendix A to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2005 EGM. The rationale for, the authority and limits on, and the financial effects of, the Share Purchase Mandate were set out in the 2005 Circular and Ordinary Resolution 2 set out in the Notice of the 2005 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2005 EGM and will expire on the date of the forthcoming 14th Annual General Meeting to be held on 28 July 2006. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the 14th Annual General Meeting of the Company convened to be held on the same date.

3.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

(d) Repurchased Shares which are held in treasury may be transferred for the purposes of or pursuant to employees' share schemes implemented by the Company.

The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the 10% limit described in paragraph 3.3.1 below, it should be noted that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised, and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 Authority and Limits of the Share Purchase Mandate. The authority and limits placed on purchases or acquisitions of Shares by the Company under the proposed Share Purchase Mandate, if renewed at the EGM, are substantially the same as were previously approved by Shareholders at the 2005 EGM, and, for the benefit of Shareholders and CUFS Holders, are summarised below:

3.3.1 Maximum Number of Shares

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Following the introduction of the Companies (Amendment) Act, any of the Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

3.3.2 Duration of Authority

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 Manner of Purchases or Acquisitions of Shares

Purchases or acquisitions of Shares may be made by way of:

(a) Market Purchases; and/or

(b) Off-Market Purchases.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the SGX Listing Manual, the listing rules of any other stock exchange on which the Shares may for the time being be listed and quoted, and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rule 883(2), (3), (4) and (5) of the SGX Listing Manual.

3.3.4 Purchase Price

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The Maximum Price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**Date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from Shareholders, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 Source of Funds. Previously, any payment made by the Company in consideration of the purchase or acquisition of its Shares could only be made out of the Company's distributable profits. The Companies (Amendment) Act now permits the Company to also purchase or acquire its Shares out of capital, as well as from its distributable profits.

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

3.5 Status of Purchased Shares. Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to those Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

3.6 Treasury Shares. Under the Companies Act, as amended by the Companies (Amendment) Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below:

3.6.1 Maximum Holdings

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

3.6.2 Voting and Other Rights

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.6.3 Disposal and Cancellation

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

3.7 Financial Effects. The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled.

Under the Companies Act, as amended by the Companies (Amendment) Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital so long as the Company is solvent. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

The financial effects on the Company and the Group, based on the audited financial statements of the Company and the Group for the financial year ended 31 March 2006, are based on the assumptions set out below.

3.7.1 Number of Shares Purchased or Acquired

Purely for illustrative purposes, on the basis of 16,704,363,616 Shares in issue as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,670,436,361 Shares.

3.7.2 Maximum Price Paid for Shares Purchased or Acquired

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 1,670,436,361 Shares at the Maximum Price of S$2.877 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,670,436,361 Shares is S$4,805,845,410.59.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 1,670,436,361 Shares at the Maximum Price of S$3.014 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 1,670,436,361 Shares is S$5,034,695,192.05.

3.7.3 Illustrative Financial Effects

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 3.7.1 and 3.7.2 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2006 are set out below and assuming the following:

(a) the purchase or acquisition of 1,670,436,361 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases, made as to half out of profits and as to half out of capital, and cancelled or held in treasury; and

(b) the purchase or acquisition of 1,670,436,361 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases, made as to half out of profits and as to half out of capital, and cancelled or held in treasury.

Scenario 1(A)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Market Purchase S$ Mil	**After Market Purchase S$ Mil**	**Before Market Purchase S$ Mil**	**After Market Purchase S$ Mil**
As at 31 March 2006				
Shareholders' Funds	21,128.7	16,322.9	14,323.9	9,518.1
Treasury Shares Held by Trust	(38.1)	(38.1)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	21,090.6	16,284.8	14,323.9	9,518.1
Current Assets	5,933.9	5,264.1	1,436.4	766.6
Current Liabilities	5,127.8	5,127.8	3,044.5	3,044.5
Total Borrowings	7,400.7	11,536.7	5,145.0	9,281.0
Cash and Cash Equivalents	2,770.3	2,100.5	669.8	-
Number of Shares ('000)	16,703,318.3	15,032,882.0	16,703,318.3	15,032,882.0
Financial Ratios				
Net Assets per Share (S$)	1.26	1.08	0.86	0.63
Gearing (%)	35.1	70.8	35.9	97.5
Current Ratio (times)	1.16	1.03	0.47	0.25

Scenario 1(B)

Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Market Purchase S$ Mil	**After Market Purchase S$ Mil**	**Before Market Purchase S$ Mil**	**After Market Purchase S$ Mil**
As at 31 March 2006				
Shareholders' Funds	21,128.7	21,128.7	14,323.9	14,323.9
Treasury Shares Held by Trust	(38.1)	(38.1)	-	-
Treasury Shares Held by the Company	-	(4,805.8)	-	(4,805.8)
Total Shareholders' Funds	21,090.6	16,284.8	14,323.9	9,518.1
Current Assets	5,933.9	5,264.1	1,436.4	766.6
Current Liabilities	5,127.8	5,127.8	3,044.5	3,044.5
Total Borrowings	7,400.7	11,536.7	5,145.0	9,281.0
Cash and Cash Equivalents	2,770.3	2,100.5	669.8	-
Number of Shares ('000)	16,703,318.3	15,032,882.0	16,703,318.3	15,032,882.0
Financial Ratios				
Net Assets per Share (S$)	1.26	1.08	0.86	0.63
Gearing (%)	35.1	70.8	35.9	97.5
Current Ratio (times)	1.16	1.03	0.47	0.25

Scenario 2(A)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and cancelled

	Group		Company	
	Before Off-Market Purchase S$ Mil	**After Off-Market Purchase S$ Mil**	**Before Off-Market Purchase S$ Mil**	**After Off-Market Purchase S$ Mil**
As at 31 March 2006				
Shareholders' Funds	21,128.7	16,094.0	14,323.9	9,289.2
Treasury Shares Held by Trust	(38.1)	(38.1)	-	-
Treasury Shares Held by the Company	-	-	-	-
Total Shareholders' Funds	21,090.6	16,055.9	14,323.9	9,289.2
Current Assets	5,933.9	5,264.1	1,436.4	766.6
Current Liabilities	5,127.8	5,127.8	3,044.5	3,044.5
Total Borrowings	7,400.7	11,765.6	5,145.0	9,509.9
Cash and Cash Equivalents	2,770.3	2,100.5	669.8	-
Number of Shares ('000)	16,703,318.3	15,032,882.0	16,703,318.3	15,032,882.0
Financial Ratios				
Net Assets per Share (S$)	1.26	1.07	0.86	0.62
Gearing (%)	35.1	73.3	35.9	102.4
Current Ratio (times)	1.16	1.03	0.47	0.25

Scenario 2(B)

Off-Market Purchases of up to 10% made as to 5% out of profits and as to 5% out of capital and held in treasury

	Group		Company	
	Before Off-Market Purchase S$ Mil	**After Off-Market Purchase S$ Mil**	**Before Off-Market Purchase S$ Mil**	**After Off-Market Purchase S$ Mil**
As at 31 March 2006				
Shareholders' Funds	21,128.7	21,128.7	14,323.9	14,323.9
Treasury Shares Held by Trust	(38.1)	(38.1)	-	-
Treasury Shares Held by the Company	-	(5,034.7)	-	(5,034.7)
Total Shareholders' Funds	21,090.6	16,055.9	14,323.9	9,289.2
Current Assets	5,933.9	5,264.1	1,436.4	766.6
Current Liabilities	5,127.8	5,127.8	3,044.5	3,044.5
Total Borrowings	7,400.7	11,765.6	5,145.0	9,509.9
Cash and Cash Equivalents	2,770.3	2,100.5	669.8	-
Number of Shares ('000)	16,703,318.3	15,032,882.0	16,703,318.3	15,032,882.0
Financial Ratios				
Net Assets per Share (S$)	1.26	1.07	0.86	0.62
Gearing (%)	35.1	73.3	35.9	102.4
Current Ratio (times)	1.16	1.03	0.47	0.25

SHAREHOLDERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE ABOVEMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

3.8 **Reporting Requirements.** The SGX Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 am (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the SGX Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

3.9 **No Purchases During Price Sensitive Developments.** While the SGX Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company will not purchase or acquire any Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's quarterly, half-yearly and annual results respectively.

3.10 Listing Status of the Shares. The SGX Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek had an interest (both direct and deemed) in 9,438,389,625 Shares representing approximately 56.5% of the issued Shares as at that date. Approximately 43.3% of the issued Shares were held by public Shareholders as at that date. Assuming the Company had purchased or acquired Shares from the public up to the full 10% limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 37.0% of the issued Shares would have been held by public Shareholders as at that date.

The Company will ensure that there is a sufficient number of the Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.11 ASX Listing Rules. The ASX Listing Rules set out certain requirements that may be additional to the requirements of the SGX Listing Manual unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than 5% above the average market price for the buy-back securities calculated over the last five days on which sales were recorded before the day on which the purchase under the buy-back was made. This is similar to Rule 884 of the SGX Listing Manual, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company with ASX (because it is not subject to the Australian Corporations Act 2001) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act (as amended by the Companies (Amendment) Act), the SGX Listing Manual, the Australian Corporations Act 2001 or the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act (as amended by the Companies (Amendment) Act) and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

3.12 Shareholding limit. The Articles currently prescribe a Shareholding Limit of 15% of the issued Shares in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

The Company wishes to draw the attention of Shareholders and CUFS Holders to the following consequences of a purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED SHARES.

3.13 Take-over Implications. Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below.

3.13.1 Obligation to make a Take-over Offer

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

3.13.2 Persons Acting in Concert

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:
  (i) a company;
  (ii) the parent company of (i);
  (iii) the subsidiaries of (i);
  (iv) the fellow subsidiaries of (i);
  (v) the associated companies of any of (i), (ii), (iii) or (iv); and
  (vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders (including Directors), CUFS Holders and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

3.13.3 Effect of Rule 14 and Appendix 2

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 6.2 below, the substantial Shareholder would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase or acquisition by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders and CUFS Holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3.14 No Previous Purchases. The Company had not undertaken any purchase or acquisition of its Shares pursuant to the Share Purchase Mandate approved by Shareholders at the 2005 EGM as at the Latest Practicable Date.

4. THE PROPOSED APPROVAL OF THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF EXCEPTION 9 IN RULE 7.2 OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

4.1 ASX Listing Rules. The Company is currently subject to the ASX Listing Rules. ASX Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a 12-month period, the amount of equity securities issued is more than 15% of the number of ordinary shares on issue at the start of that 12-month period.

Under Exception 9 in ASX Listing Rule 7.2, an issue of securities under an employee incentive scheme is an exception to ASX Listing Rule 7.1 (and therefore does not detract from the available 15% limit under ASX Listing Rule 7.1) if within three years before the date of issue, shareholders have approved the issue of securities as an exception to ASX Listing Rule 7.1.

4.2 Approval for Issue of Shares. Shareholders last approved the issue of Shares under the SingTel Performance Share Plan as an exception to ASX Listing Rule 7.1 at an extraordinary general meeting held on 29 August 2003. The three-year period referred to in Exception 9 in ASX Listing Rule 7.2 will accordingly expire on 28 August 2006.

Shareholders are therefore being requested to approve the issue of Shares under the SingTel Performance Share Plan, as an exception to ASX Listing Rule 7.1, at the EGM. Such approval, if obtained at the EGM, would be valid for a further period of three years from the date of the EGM.

4.3 Summary of SingTel Performance Share Plan. A summary of the principal rules of the SingTel Performance Share Plan is set out in Appendix B to this Circular.

4.4 Total Number of Shares Issued. The Company has not issued any new Shares under the SingTel Performance Share Plan since 29 August 2003, being the date approval was last obtained from Shareholders for the issue of Shares under the SingTel Performance Share Plan as an exception to ASX Listing Rule 7.1.

4.5 Voting Exclusion. In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(a) a Director; and

(b) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

5. THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

5.1 ASX Listing Rules. Under Listing Rule 10.14 of the ASX Listing Rules, a Director, an ASX Associate of a Director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the Shareholders approve that participation by Ordinary Resolution.

For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the director is acting or proposing to act or with whom the director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of Shares under the SingTel Performance Share Plan).

An ASX Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the SingTel Performance Share Plan only if he satisfies the eligibility requirements of the SingTel Performance Share Plan to begin with.

5.2 Information under ASX Requirements. The relevant approval is thus being sought from Shareholders at the EGM. In accordance with ASX requirements, the following information is provided:

5.2.1 Relevant Person

The Relevant Person in relation to whom approval to participate in the SingTel Performance Share Plan in the Relevant Period is being sought is:

Lee Hsien Yang

5.2.2 *Maximum Number of Shares*

The maximum number of Shares comprised in an award that may be granted (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person during the Relevant Period is:

Relevant Person	Maximum Number of Shares
Lee Hsien Yang	2,000,000

5.2.3 *Terms and Conditions*

The Shares to be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person will be awarded free of charge. The award, if any, will be granted prior to the end of the Relevant Period (that is, prior to the date of the 15th Annual General Meeting of the Company or prior to the date falling 12 months after the date of the 14th Annual General Meeting of the Company, whichever is the earlier).

The other terms and conditions (including vesting conditions) of Shares which may be acquired by the Relevant Person will be subject to the Rules of the SingTel Performance Share Plan.

5.2.4 *Other Directors or ASX Associates*

None of the other Directors, except Lee Hsien Yang, or ASX Associates have received any awards of Shares under the SingTel Performance Share Plan as at the Latest Practicable Date. Executive Directors are eligible to participate in the SingTel Performance Share Plan. Lee Hsien Yang is the only executive Director of the Company. Details of Lee Hsien Yang's interests in Shares are set out in paragraph 6.1 below.

5.2.5 *Voting Exclusion*

In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(a) a Director; and

(b) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

6.1 Directors' Interests. The interests of the Directors in the Shares, as extracted from the Register of Directors' Shareholdings, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	**Deemed Interest**	**Total Interest**
Chumpol NaLamlieng	150,000	-	150,000
Lee Hsien Yang	4,050,000	21,774,857 [(1)]	25,824,857
Graham John Bradley	92,860	-	92,860
Paul Chan Kwai Wah	57,460	1,620 [(2)]	59,080
Heng Swee Keat	1,390	-	1,390
Simon Israel	139,283	-	139,283
Professor Tommy Koh	3,440	610 [(2)]	4,050
John Powell Morschel	58,700	-	58,700
Deepak S Parekh	-	-	-
Jackson Peter Tai	102,150	-	102,150
Nicky Tan Ng Kuang	55,720	-	55,720

	Number of Shares Comprised in Unexercised Share Options
Chumpol NaLamlieng	60,000
Lee Hsien Yang	2,000,000
Jackson Peter Tai	60,000

Notes:

(1) The deemed interest in 21,774,857 Shares includes:

(i) 17,224,302 Shares held by RBC Dexia Trust Services Singapore Limited ("**Dexia**"), the trustee of a trust established to purchase Shares for the benefit of eligible employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The Shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to certain performance conditions being met and other terms and conditions. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the Shares held by Dexia pursuant to the trust;

(ii) 1,430 Shares held by the spouse of Lee Hsien Yang; and

(iii) an aggregate of up to 4,549,125 Shares awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

(2) Held by spouse.

6.2 **Substantial Shareholder's Interests.** The interests of the substantial Shareholder in the Shares, as extracted from the Register of Substantial Shareholders, as at the Latest Practicable Date, are set out below:

	Number of Shares		
	Direct Interest	Deemed Interest	Total Percentage Interest
Temasek Holdings (Private) Limited	9,066,895,692	371,493,933 (1)	56.5

Notes:

(1) Held through associated and/or subsidiary companies.

7. **DIRECTORS' RECOMMENDATIONS**

7.1 **The Proposed Alterations to the Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the proposed alterations to the Articles to be proposed at the EGM.

7.2 **The Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

7.3 **The Proposed Approval of the SingTel Performance Share Plan.** The Directors are prohibited under the ASX Listing Rules from voting in respect of Resolution 3, being the Ordinary Resolution relating to the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the ASX Listing Rules, and have accordingly also abstained from making any recommendation in respect of Resolution 3.

The Company will procure persons who are eligible to participate in the SingTel Performance Share Plan to abstain from voting on Resolution 3, being the Ordinary Resolution relating to the proposed approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the ASX Listing Rules.

7.4 **The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan.** The Directors are prohibited under the ASX Listing Rules from voting in respect of Resolution 4, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the ASX Listing Rules, and have accordingly also abstained from making any recommendation in respect of Resolution 4.

8. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 54 to 56 of this Circular, will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 28 July 2006 at 3.30 pm (or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Special and Ordinary Resolutions set out in the Notice of EGM.

9. ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS

9.1 **Action to be Taken by Shareholders.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend, speak and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

9.2 **Action to be Taken by CUFS Holders.** If a CUFS Holder wishes to attend, speak and vote at the EGM, or wishes to nominate a proxy to attend, speak and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should complete (where relevant), sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

10. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia, during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 March 2006;

(b) the 2005 Circular;

(c) the Memorandum and Articles of Association of the Company; and

(d) the Rules of the SingTel Performance Share Plan.

11. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
For and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

CHUMPOL NALAMLIENG
Chairman

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined.

1. Existing Article 2

2. (A) In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"The Act"	*The Companies Act, Chapter 50.*
"The Statutes"	*The Act and every other Act for the time being in force concerning companies and affecting the Company.*
"These presents"	*These Articles of Association as from time to time altered.*
"Office"	*The registered office of the Company for the time being.*
"Paid"	*Paid or credited as paid.*
"Seal"	*The Common Seal of the Company.*
"Month"	*Calendar month.*
"Year"	*Calendar year.*
"In writing"	*Written or produced by any substitute for writing or partly one and partly another.*
"CDI"	*CHESS Depository Interests in shares in the Company.*
"CDN"	*CHESS Depository Nominees Pty Ltd or its successor.*
"CDN Account"	*A record relating to one holding of CDIs maintained by CDN.*
"CDN Holder"	*In relation to each CDN Account, the person entered in the records of CDN in relation to that CDN Account.*
"Exchange Rules"	*The Main Exchange Rules and the Other Exchange Rules.*
"Main Exchange"	*Singapore Exchange Securities Trading Limited.*
"Main Exchange Rules"	*The rules of the Main Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.*
"Other Exchange"	*A stock exchange other than the Main Exchange.*
"Other Exchange Rules"	*Subject to Article 2(B), in relation to an Other Exchange on which the Company is listed, the rules of the Other Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.*

The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and "holding" and "held" shall be construed accordingly.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

(B) In these presents:-

(a) a reference to Other Exchange Rules has effect if, and only if, at the relevant time, the Company is listed on that Other Exchange and otherwise is to be disregarded;

(b) if the provisions of the Statutes and any Other Exchange Rules are in conflict on any matter, the provisions of the Statutes shall prevail;

(c) if the provisions of any Other Exchange Rules and any Main Exchange Rules are in conflict, the provisions of the Main Exchange Rules shall prevail;

(d) if any of the Other Exchange Rules impose additional requirements or obligations on the Company and the Company would not breach or contravene the Statutes or the Main Exchange Rules by complying with those additional requirements or obligations of the Other Exchange Rules, the Exchange Rules shall include both the relevant provisions of the Main Exchange Rules and those Other Exchange Rules.

Proposed Alterations to Existing Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. (A) In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

"The Act"	The Companies Act, Chapter 50.
"The Statutes"	The Act and every other Aact for the time being in force concerning companies and affecting the Company.
"These presents"	These Articles of Association as from time to time altered.

"Office"	The registered office of the Company for the time being.
"Paid"	Paid or credited as paid.
"Seal"	The Common Seal of the Company.
"Month"	Calendar month.
"Year"	Calendar year.
"In writing"	Written or produced by any substitute for writing or partly one and partly another.
"CDI"	CHESS ~~Depository~~ Depositary Interests in shares in the Company and includes CHESS Units of Foreign Securities relating to shares in the Company (CUFS).
"CDN"	CHESS ~~Depository~~ Depositary Nominees Pty Ltd or its successor.
"CDN Account"	A record relating to one holding of CDIs maintained by CDN.
"CDN Holder"	In relation to each CDN Account, the person entered in the records of CDN in relation to that CDN Account.
"Exchange Rules"	The Main Exchange Rules and the Other Exchange Rules.
"Main Exchange"	Singapore Exchange Securities Trading Limited.
"Main Exchange Rules"	The rules of the Main Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.
"Other Exchange"	A stock exchange other than the Main Exchange.
"Other Exchange Rules"	Subject to Article 2(B), in relation to an Other Exchange on which the Company is listed, the rules of the Other Exchange applicable to the Company as those rules may be in force from time to time and as they may be waived or modified in respect of the Company either generally or in a particular case.

The expressions "Depositor", "Depository", "Depository Agent", ~~and~~ "Depository Register" and "treasury shares" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:-

(a) exclude the Depository or its nominee (as the case may be) except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; ~~and~~

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares~~.~~; and

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly.

References in these presents to "member" shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

The headnotes are inserted for convenience only and shall not affect the construction of these presents.

(B) In these presents:-

(a) a reference to Other Exchange Rules has effect if, and only if, at the relevant time, the Company is listed on that Other Exchange and otherwise is to be disregarded;

(b) if the provisions of the Statutes and any Other Exchange Rules are in conflict on any matter, the provisions of the Statutes shall prevail;

(c) if the provisions of any Other Exchange Rules and any Main Exchange Rules are in conflict, the provisions of the Main Exchange Rules shall prevail; and

(d) if any of the Other Exchange Rules impose additional requirements or obligations on the Company and the Company would not breach or contravene the Statutes or the Main Exchange Rules by complying with those additional requirements or obligations of the Other Exchange Rules, the Exchange Rules shall include both the relevant provisions of the Main Exchange Rules and those Other Exchange Rules.

2. Existing Headnote "SHARE CAPITAL" and Article 3

SHARE CAPITAL

3. The authorised share capital of the Company is $4,999,999,999.65 divided into 33,333,333,331 ordinary shares of $0.15 each.

Proposed Alterations to Existing Headnote "SHARE CAPITAL" and Existing Article 3

By deleting the headnote "SHARE CAPITAL" appearing immediately before Article 3 and Article 3 in their entirety.

3. Existing Article 4

4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, provided always that:-

(a) except as permitted in Article 5, no shares shall be issued to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue have an interest directly or indirectly in more than 15 per cent. of the shares issued by the Company for the time being;

(b) *no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;*

(c) *no shares shall be issued at a discount except in accordance with the Statutes;*

(d) *(subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and*

(e) *any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.*

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

~~4~~3. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, provided always that:-

(a) except as permitted in Article ~~5~~4, no shares shall be issued to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue have an interest directly or indirectly in more than 15 per cent. of the shares issued by the Company for the time being;

(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;

~~(c) no shares shall be issued at a discount except in accordance with the Statutes;~~

~~(d)~~(c) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and

~~(e)~~(d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.

4. Existing Article 5

5. Notwithstanding any other provision of these presents, Temasek Holdings (Private) Limited and/or such other person or persons approved by the Directors (the "Permitted Persons") shall be entitled to have an interest in more than 15 per cent. of the issued share capital of the Company.

Proposed Alterations to Existing Article 5

By deleting Article 5 in its entirety and substituting therefor the following:

~~5~~4. Notwithstanding any other provision of these presents, Temasek Holdings (Private) Limited and/or such other person or persons approved by the Directors (the "Permitted Persons") shall be entitled to have an interest in more than 15 per cent. of the issued shares ~~capital~~ of the Company.

5. Existing Article 6

6. (A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

Proposed Alterations to Existing Article 6

By deleting Article 6 in its entirety and substituting therefor the following:

~~6~~5. (A) ~~In the event of p~~Preference shares ~~being~~ may be issued ~~the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and~~ subject to such limitation thereof as may be prescribed by any applicable Exchange Rules. ~~p~~Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

6. New Headnote "TREASURY SHARES" and New Article 6

By inserting new headnote "TREASURY SHARES" and new Article 6 immediately before Article 7 as follows:

TREASURY SHARES

6. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

7. Existing Article 7

7. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

(B) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

Proposed Alterations to Existing Article 7

By deleting Article 7 in its entirety and substituting therefor the following:

7. ~~(A)~~ Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters ~~in nominal value~~ of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall <u>mutatis mutandis</u> apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third ~~in nominal value~~ of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters ~~in nominal value~~ of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

<u>8.</u> ~~(B)~~ The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the ~~creation or~~ issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects <u>pari passu</u> therewith but in no respect in priority thereto.

8. Existing Article 8

8. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Proposed Alterations to Existing Article 8

By deleting Article 8 in its entirety.

9. Existing Article 9

9. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting and to any applicable Exchange Rules, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice (complying with any applicable Exchange Rules) specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may (in accordance with any applicable Exchange Rules) dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 9(A).

(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) *the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution), does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);*

(2) *(subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:*

(i) *new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and*

(ii) *any subsequent consolidation or subdivision of shares;*

(3) *in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and*

(4) *(unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).*

(C) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:

9. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting and to any applicable Exchange Rules, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the ~~amount~~ number of the existing shares to which they are entitled. The offer shall be made by notice (complying with any applicable Exchange Rules) specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may (in accordance with any applicable Exchange Rules) dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 9(A).

(B) Notwithstanding Article 9(A) and in accordance with any applicable Exchange Rules, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

~~(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution), does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);~~

~~(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:~~

~~(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and~~

~~(ii) any subsequent consolidation or subdivision of shares;~~

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Main Exchange;

~~(3)~~(2) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the ~~Listing Manual of the Singapore Exchange Securities Trading Limited~~ Main Exchange Rules for the time being in force (unless such compliance is waived by the ~~Singapore Exchange Securities Trading Limited~~ Main Exchange) and these presents; and

~~(4)~~(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

(C) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

10. Existing Article 10

10. The Company may by Ordinary Resolution and in accordance with any applicable Exchange Rules:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares

may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares (but so that the proportion between the amount paid and the amount unpaid on each share must be the same as before the sub-division); and

(d) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

Proposed Alterations to Existing Article 10

By deleting Article 10 in its entirety and substituting therefor the following:

10. The Company may by Ordinary Resolution and in accordance with any applicable Exchange Rules:-

(a) consolidate and divide all or any of its shares ~~capital into shares of larger amount than its existing shares~~;

~~(b)~~ ~~cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~

~~(c)~~(b) sub-divide its shares, or any of them~~, into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to ~~unissued or~~ new shares (but so that the proportion between the amount paid and the amount unpaid on each share must be the same as before the sub-division); and

~~(d)~~(c) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

11. Existing Article 11

11. (A) The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

(B) The Company may, subject to and in accordance with the Statutes and any applicable Exchange Rules, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes and any applicable Exchange Rules.

Proposed Alterations to Existing Article 11

By deleting Article 11 in its entirety and substituting therefor the following:

11. (A) The Company may reduce its share capital ~~or any capital redemption reserve fund, share premium account~~ or ~~other~~ any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

(B) The Company may, subject to and in accordance with the Statutes and any applicable Exchange Rules, purchase or otherwise acquire its issued shares ~~in the issued share capital of the Company~~ on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share that is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Statutes, be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire~~, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled~~. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes and any applicable Exchange Rules.

12. Existing Article 12

12. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share.

Proposed Alterations to Existing Article 12

By deleting Article 12 in its entirety and substituting therefor the following:

12. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository or its nominee (as the case may be)) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share.

13. Existing Article 14

14. Subject to the provisions of these presents and of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Proposed Alterations to Existing Article 14

By deleting Article 14 in its entirety and substituting therefor the following:

14. Subject to the provisions of these presents and of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all ~~unissued~~ new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

14. Existing Article 15

15. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted provided that the rate or amount of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

Proposed Alterations to Existing Article 15

By deleting Article 15 in its entirety and substituting therefor the following:

15. The Company may ~~exercise the powers of~~ pay~~ing~~ commissions or brokerage on any issue of shares at such ~~conferred by the Statutes to the full extent thereby permitted provided that the~~ rate or amount and in such manner as the Directors may deem fit. ~~of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes.~~ Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~

15. Existing Article 17

17. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

Proposed Alterations to Existing Article 17

By deleting Article 17 in its entirety and substituting therefor the following:

17. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid ~~up~~ and amount (if any) unpaid thereon. No certificate shall be issued representing shares of more than one class.

16. Existing Article 19

19. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be required by any applicable Exchange Rules) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be required by any applicable Exchange Rules. For the purposes of this Article 19, "market day" shall mean a day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.

Proposed Alterations to Existing Article 19

By deleting Article 19 in its entirety and substituting therefor the following:

19. ~~Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, e~~Every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be required by any applicable Exchange Rules) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay ~~all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and~~ a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be required by any applicable Exchange Rules. For the purposes of this Article 19, "market day" shall mean a day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.

17. Existing Article 21(C)

21. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Proposed Alterations to Existing Article 21(C)

By deleting Article 21(C) in its entirety and substituting therefor the following:

21. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require ~~together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps~~. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

18. Existing Article 22

22. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares and any applicable Exchange Rules. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Proposed Alterations to Existing Article 22

By deleting Article 22 in its entirety and substituting therefor the following:

22. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares ~~(whether on account of the nominal value of the shares or, when permitted, by way of premium)~~ but subject always to the terms of issue of such shares and any applicable Exchange Rules. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

19. Existing Article 25

25. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Proposed Alterations to Existing Article 25

By deleting Article 25 in its entirety and substituting therefor the following:

25. Any sum ~~(whether on account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

20. Existing Article 27

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

Proposed Alterations to Existing Article 27

By deleting Article 27 in its entirety and substituting therefor the following:

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

21. Existing Article 33

33. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and for all moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

Proposed Alterations to Existing Article 33

By deleting Article 33 in its entirety and substituting therefor the following:

33. The Company shall have a first and paramount lien on every share (not being a fully paid share) and dividends from time to time declared in respect of such shares. Such lien shall be restricted to unpaid calls and instalments upon the specific shares in respect of which such moneys are due and unpaid, and to such amounts ~~for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and for all moneys~~ as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

22. Existing Article 36

36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Proposed Alterations to Existing Article 36

By deleting Article 36 in its entirety and substituting therefor the following:

36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository or its nominee (as the case may be)) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

23. Existing Article 37

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in the form for the time being approved by any Stock Exchange upon which the shares in the Company may be listed or in any other form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository or CDN shall be effective although not signed or witnessed by or on behalf of the Depository or CDN (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

Proposed Alterations to Existing Article 37

By deleting Article 37 in its entirety and substituting therefor the following:

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in the form for the time being approved by any Stock Exchange upon which the shares in the Company may be listed or in any other form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the transferee is the Depository (or its nominee) or CDN shall be effective although not signed or witnessed by or on behalf of the Depository (or its nominee) or CDN (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

24. Existing Article 40(A)

40. (A) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-

(a) all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(c) the instrument of transfer is in respect of only one class of shares;

(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered; and

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:-

(i) the extent of the transferee's interest, directly or indirectly, in the issued share capital of the Company as at the date of the declaration;

(ii) whether or not the transferee is a nominee and (where the transferee is a nominee) such particulars of the interest in the shares comprised in such instrument of transfer as would otherwise have to be given under the provisions of sub-paragraph (i); and

(iii) such other information as may be required by the Directors for the purposes of Article 41 or 43.

Proposed Alterations to Existing Article 40(A)

By deleting Article 40(A) in its entirety and substituting therefor the following:

40. (A) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-

(a) ~~all or any part of the stamp duty (if any) payable on each share certificate and~~ such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

~~(b)~~(c) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which ~~it~~ the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

~~(c)~~(d) the instrument of transfer is in respect of only one class of shares; and

~~(d)~~ ~~the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered; and~~

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:-

(i) the extent of the transferee's interest, directly or indirectly, in the issued shares ~~capital~~ of the Company as at the date of the declaration;

(ii) whether or not the transferee is a nominee and (where the transferee is a nominee) such particulars of the interest in the shares comprised in such instrument of transfer as would otherwise have to be given under the provisions of sub-paragraph (i); and

(iii) such other information as may be required by the Directors for the purposes of Article 41 or 43.

25. Existing Article 41(A)

41. (A) The Directors may:-

(a) if a declaration made or any evidence or information furnished pursuant to Article 40(A)(e) or 40(B) contains any statement which is false or incorrect in any material particular; or

(b) if it shall come to the notice of the Directors that the share capital in which any person or related group of persons has an interest is in excess of 15 per cent. of the issued share capital,

at any time serve a notice in writing on the holder or holders of the shares concerned requiring that holder to transfer and/or the person having an interest in the shares concerned to dispose of the interest in such number of shares registered in the name of such holder or in which such person has an interest (the "Affected Shares") as the Directors may deem necessary to a person who is qualified to have an interest in the Affected Shares.

Proposed Alterations to Existing Article 41(A)

By deleting Article 41(A) in its entirety and substituting therefor the following:

41. (A) The Directors may:-

(a) if a declaration made or any evidence or information furnished pursuant to Article 40(A)(e) or 40(B) contains any statement which is false or incorrect in any material particular; or

(b) if it shall come to the notice of the Directors that the share capital in which any person or related group of persons has an interest is in excess of 15 per cent. of the issued shares ~~capital~~ of the Company,

at any time serve a notice in writing on the holder or holders of the shares concerned requiring that holder to transfer and/or the person having an interest in the shares concerned to dispose of the interest in such number of shares registered in the name of such holder or in which such person has an interest (the "Affected Shares") as the Directors may deem necessary to a person who is qualified to have an interest in the Affected Shares.

26. Existing Article 43

43. The Directors may in their sole discretion refuse to register any transfer of shares if, inter alia, in their opinion:-

(i) except as permitted under Article 5, such transfer when registered would result in any person or related group of persons other than a Permitted Person having an interest in more than 15 per cent. of the issued share capital of the Company; or

(ii) such transfer is made to a corporation, individual or other legal entity (other than the Depository) who in the opinion of the Directors will hold the shares as a nominee, unless such holding as nominee shall be approved by the Directors.

Proposed Alterations to Existing Article 43

By deleting Article 43 in its entirety and substituting therefor the following:

43. The Directors may in their sole discretion refuse to register any transfer of shares if, inter alia, in their opinion:-

(i) except as permitted under Article ~~5~~4, such transfer when registered would result in any person or related group of persons other than a Permitted Person having an interest in more than 15 per cent. of the issued shares ~~capital~~ of the Company; or

(ii) such transfer is made to a corporation, individual or other legal entity (other than the Depository) who in the opinion of the Directors will hold the shares as a nominee, unless such holding as nominee shall be approved by the Directors.

27. Existing Article 45

45. If the Directors refuse to register a transfer of any shares, they shall within ten market days after the date on which the application for transfer was lodged with the Company send to the transferor and the transferee a notice in writing stating the reasons justifying the refusal to transfer and a notice of the refusal as required by the Statutes.

Proposed Alterations to Existing Article 45

By deleting Article 45 in its entirety and substituting therefor the following:

45. If the Directors refuse to register a transfer of any shares, they shall within ten market days after the date on which the application for transfer was lodged with the Company send to the transferor and the transferee a notice in writing stating the reasons justifying the refusal to transfer and a notice of the refusal as required by the Statutes. "Market day" shall have the meaning ascribed to it in Article 19.

28. Existing Article 52

52. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

Proposed Alterations to Existing Article 52

By deleting Article 52 in its entirety and substituting therefor the following:

52. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares ~~of any denomination~~.

29. Existing Article 53

53. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.

Proposed Alterations to Existing Article 53

By deleting Article 53 in its entirety and substituting therefor the following:

53. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units ~~(not being greater than the nominal amount of the shares from which the stock arose)~~ as the Directors may from time to time determine.

30. Existing Article 54

54. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Proposed Alterations to Existing Article 54

By deleting Article 54 in its entirety and substituting therefor the following:

54. The holders of stock shall, according to the ~~amount~~ <u>number</u> of stock <u>units</u> held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by ~~an amount~~ <u>the number</u> of stock <u>units</u> which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

31. Existing Article 57

57. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange upon which the shares in the Company may be listed where to do so is required by any applicable Exchange Rule.

Proposed Alterations to Existing Article 57

By deleting Article 57 in its entirety and substituting therefor the following:

57. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. ~~in nominal value of the shares giving that right~~ of the total voting rights of all the members having a right to vote at that meeting;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange upon which the shares in the Company may be listed where to do so is required by any applicable Exchange Rule.

32. Existing Article 67

67. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

Proposed Alterations to Existing Article 67

By deleting Article 67 in its entirety and substituting therefor the following:

67. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote at the meeting; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right~~ <u>not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares)</u>;

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

33. Existing Article 71

71. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

Proposed Alterations to Existing Article 71

By deleting Article 71 in its entirety and substituting therefor the following:

71. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company <u>and to Article 6</u>, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

34. Existing Article 83

83. Subject as hereinafter provided the Directors shall not be less than two in number.

Proposed Alterations to Existing Article 83

By deleting Article 83 in its entirety and substituting therefor the following:

83. Subject as hereinafter provided the Directors shall not be less than two in number. <u>All Directors of the Company shall be natural persons.</u>

35. Existing Article 99

99. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

Proposed Alterations to Existing Article 99

By deleting Article 99 in its entirety and substituting therefor the following:

99. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

36. Existing Article 101

101. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than 11 nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

Proposed Alterations to Existing Article 101

By deleting Article 101 in its entirety and substituting therefor the following:

101. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than 11 nor more than 42 days (~~inclusive~~ exclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, Provided that in the case of a person recommended by the Directors for election not less than nine clear days' notice shall be necessary and notice of each and every such person shall be served on the members at least seven days prior to the meeting at which the election is to take place.

37. Existing Article 104(A)

104. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director) to be his alternate Director and may in like manner at any time terminate such appointment. A person shall not act as alternate Director to more than one Director at the same time.

Proposed Alterations to Existing Article 104(A)

By deleting Article 104(A) in its entirety and substituting therefor the following:

104. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved. A person shall not act as alternate Director to more than one Director at the same time.

38. Existing Article 105(B)

105. (B) Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Proposed Alterations to Existing Article 105(B)

By deleting Article 105(B) in its entirety and substituting therefor the following:

105. (B) Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum in accordance with Article 106, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

39. Existing Article 116

116. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these presents and to the provisions of the Statutes. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

Proposed Alterations to Existing Article 116

By deleting Article 116 in its entirety and substituting therefor the following:

116. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting ~~subject nevertheless to any regulations of these presents and to the provisions of the Statutes~~. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

40. Existing Article 126

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

Proposed Alterations to Existing Article 126

By deleting Article 126 in its entirety and substituting therefor the following:

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

41. Existing Article 129(A)

129. (A) Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

Proposed Alterations to Existing Article 129(A)

By deleting Article 129(A) in its entirety and substituting therefor the following:

129. (A) ~~Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.~~

Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:-

(a) all dividends in respect of shares shall be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

42. New Article 133

By re-numbering Article 133 as Article 132(C) and by inserting new Article 133 immediately before Article 134 as follows:

133. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.

43. Existing Headnote "CAPITALISATION OF PROFITS AND RESERVES" and Article 138

CAPITALISATION OF PROFITS AND RESERVES

138. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(B) In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 138(A), the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.

Proposed Alterations to Existing Headnote "CAPITALISATION OF PROFITS AND RESERVES" and Existing Article 138

By deleting the headnote "CAPITALISATION OF PROFITS AND RESERVES" and Article 138 in their entirety and substituting therefor the following respectively:

<u>BONUS ISSUES AND</u> CAPITALISATION OF PROFITS AND RESERVES

138. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 9(B)), <u>:-</u>

<u>(a)</u> <u>issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:-</u>

<u>(i)</u> <u>the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or</u>

<u>(ii)</u> <u>(in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors,</u>

<u>in proportion to their then holdings of shares; and/or</u>

<u>(b)</u> capitalise any sum standing to the credit of any of the Company's reserve accounts ~~(including Share Premium Account, Capital Redemption Reserve Fund~~ or other undistributable reserve~~)~~ or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on<u>:-</u>

<u>(i)</u> the date of the <u>Ordinary</u> Resolution (or such other date as may be specified therein or determined as therein provided)<u>;</u> or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 9(B)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full ~~unissued~~ new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, ~~unissued~~ new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(B) In addition and without prejudice to the powers ~~to capitalise profits and other moneys~~ provided for by Article 138(A), the Directors shall have power to issue shares for which no consideration is payable to the Company and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full ~~at par unissued shares~~ new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.

SUMMARY OF PRINCIPAL RULES OF THE SINGTEL PERFORMANCE SHARE PLAN

1. **Eligibility**

The following persons, unless they are also substantial shareholders of the Company (as defined in the Companies Act) shall be eligible to participate in the SingTel Performance Share Plan, at the absolute discretion of the committee of Directors (the "**Committee**") appointed to administer the SingTel Performance Share Plan:

(a) employees of the Group (including any Director who performs an executive function ("**Group Executive Director**")) who have attained the age of twenty-one (21) years; and

(b) employees who qualify under paragraph (a) above and are seconded to any associated company of the Company or any other company in which the Company holds shares.

2. **Awards**

Awards represent the right of a participant ("**Participant**") to receive fully paid Shares, their equivalent cash value or combinations thereof, free of charge, provided that certain prescribed performance conditions (if any) are met and/or upon expiry of the prescribed vesting periods.

Shares which are allotted or transferred to a Participant pursuant to the release of an award shall not be transferred, charged, assigned, pledged or otherwise disposed of, in whole or in part, during a specified period (if any), except to the extent approved by the Committee.

The selection of a Participant and the number of Shares which are the subject of each award to be granted to a Participant in accordance with the SingTel Performance Share Plan shall be determined at the absolute discretion of the Committee, which shall take into account criteria such as his rank, job performance, years of service and potential for future development, his contribution to the success and development of the Group and (in the case of a performance-related award) the difficulty with which the performance condition may be achieved within the performance period.

The Committee, in its absolute discretion, shall decide, in relation to each award to be granted to a Participant:

(a) the date on which the award is to be granted;

(b) the number of Shares which are the subject of the award;

(c) in the case of performance-related awards:

(i) the performance period; and

(ii) the performance condition;

(d) the prescribed vesting periods; and

(e) the extent to which Shares, which are the subject of that award, shall be released at the end of each prescribed vesting period.

An award letter confirming the award and specifying (*inter alia*), in relation to a performance-related award, the performance condition(s) and the performance period during which the performance condition(s) are to be satisfied, will be sent to each Participant as soon as reasonably practicable after the making of an award.

Special provisions for the vesting and lapsing of awards apply in certain circumstances including the following:

(1) the termination of the employment of a Participant;

(2) the bankruptcy of a Participant;

(3) the misconduct of a Participant; and

(4) a take-over, winding-up or reconstruction of the Company.

In general, upon the termination of the employment of a Participant, an award then held by such Participant shall immediately lapse without any claim whatsoever against the Company and/or the Group. If the termination is due to certain specified reasons (for example, ill health, injury or disability or redundancy), the Committee may, in its absolute discretion, preserve all or any part of any award and decide either to vest some or all of the Shares which are the subject of the award or to preserve all or part of any award until the end of the relevant vesting period.

Upon the occurrence of any of the events specified in paragraphs (2) and (3) above, an award then held by a Participant shall immediately lapse without any claim whatsoever against the Company and/or the Group.

Upon the occurrence of any of the events specified in paragraph (4) above, the Committee will consider, at its discretion, whether or not to release any award. If the Committee decides to release any award, then in determining the number of Shares to be vested in respect of such award, the Committee will have regard to the proportion of the vesting period(s) which has elapsed.

3. Size and Duration of the SingTel Performance Share Plan

The total number of new Shares which may be issued pursuant to awards granted under the SingTel Performance Share Plan, when added to the number of new Shares issued and issuable in respect of all awards granted thereunder and all share options granted under the Singapore Telecom Share Option Scheme 1999, shall not exceed 10% of the total number of issued shares in the capital of the Company on the day preceding the relevant date of award.

The number of existing Shares purchased from the market which may be delivered pursuant to awards granted under the SingTel Performance Share Plan and the amount of cash which may be paid upon the release of such awards in lieu of Shares, will not be subject to any limit.

The SingTel Performance Share Plan shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years from the date of commencement of the SingTel Performance Share Plan.

Notwithstanding the expiry or termination of the SingTel Performance Share Plan, any awards made to Participants prior to such expiry or termination will continue to remain valid.

4. Operation of the SingTel Performance Share Plan

The Company has the flexibility to deliver Shares to Participants upon vesting of their awards by way of:

(a) an issue of new Shares; and/or

(b) the transfer of existing Shares (including Shares held by the Company in treasury).

The Committee can also determine to make a release of an award, wholly or partly, in the form of cash rather than Shares.

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the release of an award shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

The Committee has the right to make computational adjustments to the audited results of the Company or the Group to take into account such factors as the Committee may determine to be relevant, including changes in accounting methods, taxes and extraordinary events, and the right to amend the performance condition(s) if the Committee decides that a changed performance condition would be a fairer measure of performance.

5. Adjustment Events

If a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or distribution) shall take place, then:

(a) the class and/or number of Shares which are the subject of an award to the extent not yet vested; and/or

(b) the class and/or number of Shares over which future awards may be granted under the SingTel Performance Share Plan,

shall be adjusted in such manner as the Committee may, in its absolute discretion, determine to be appropriate provided that the rights of a Participant will be changed to the extent necessary to comply with the rules of any stock exchange on which the Company is listed that apply at the time of the variation, including the rules that apply to a reorganisation of capital at that time.

The issue of securities as consideration for an acquisition or a private placement of securities or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SGX-ST during the period when a share purchase mandate granted by Shareholders (including any renewal of such mandate) is in force shall not normally be regarded as a circumstance requiring adjustment, unless the Committee considers an adjustment to be appropriate.

6. Modifications or Alterations to the SingTel Performance Share Plan

The SingTel Performance Share Plan may be modified and/or altered from time to time by a resolution of the Committee, in its absolute discretion, subject to the prior approval of such regulatory authorities as may be necessary.

However, no modification or alteration shall adversely affect the rights attached to awards granted prior to such modification or alteration except with the written consent of such number of Participants under the SingTel Performance Share Plan who, if their awards were released to them, would thereby become entitled to not less than three-quarters in number of all the Shares which would be delivered pursuant to all outstanding awards granted under the SingTel Performance Share Plan.

No alteration shall be made to particular rules of the SingTel Performance Share Plan to the advantage of the holders of awards except with the prior approval of Shareholders in general meeting.

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 28 July 2006 at 3.30 pm (or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3 and 4 will be proposed as Ordinary Resolutions:

Resolution 1: Special Resolution
The Proposed Alterations to the Articles of Association

THAT the Articles of Association of the Company be altered in the manner as set out in Appendix A to the Circular to Shareholders and CUFS Holders dated 28 June 2006 (the "**Circular**").

Resolution 2: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

   (i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

   (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

   and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

   (i) the date on which the next Annual General Meeting of the Company is held; and

   (ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive market days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action which occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 3: Ordinary Resolution
The Proposed Approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited

THAT, pursuant to Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited ("**ASX**"), the issue of Shares under the SingTel Performance Share Plan be and is hereby approved as an exception to Rule 7.1 of the ASX Listing Rules.

Resolution 4: Ordinary Resolution
The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited

THAT, for the purposes of Rule 10.14 of the ASX Listing Rules, the participation by the Relevant Person in the Relevant Period specified in paragraph 5.2 of the Circular in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2006

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities relating to Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, whether the purchase or acquisition is made out of profits or capital, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued shares of the Company as at 30 April 2006 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,670,436,361 Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,670,436,361 Shares at the Maximum Price of S$2.877 for one Share (being the price equivalent to 5% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,670,436,361 Shares is S$4,805,845,410.59. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,670,436,361 Shares at the Maximum Price of S$3.014 for one Share (being the price equivalent to 10% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,670,436,361 Shares is S$5,034,695,192.05.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2006 based on these assumptions are set out in paragraph 3.7 of the Company's Circular to Shareholders and CUFS Holders dated 28 June 2006.

CIRCULAR DATED 28 JUNE 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Securities relating to ordinary shares ("**CUFS**"), in the capital of Singapore Telecommunications Limited, you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any statements made or opinions expressed in this Circular.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS

IN RELATION TO
THE PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	26 July 2006 at 4.00 pm
Date and time of Extraordinary General Meeting	:	28 July 2006 at 4.00 pm (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.30 pm on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place)
Place of Extraordinary General Meeting	:	NTUC Auditorium One Marina Boulevard Level 7, NTUC Centre Singapore 018989

Contents

Definitions

In this Circular, the following definitions apply throughout except where the context otherwise requires:

"ASX"	:	Australian Stock Exchange Limited.
"Books Closure Date"	:	A date to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Relevant Shareholders under the Capital Reduction.
"Capital Reduction"	:	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 78G of the Companies Act to return to Relevant Shareholders part of the paid-up share capital of the Company which is in excess of the needs of the Company, details of which are set out on pages 6 to 9 of this Circular.
"Cash Distribution"	:	The proposed cash distribution by the Company to Relevant Shareholders of S$2.74 in cash for each Share cancelled by way of the Capital Reduction.
"CDN"	:	CHESS Depositary Nominees Pty Ltd.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"SingTel"**	:	Singapore Telecommunications Limited.
"Court"	:	The High Court of the Republic of Singapore.
"CPF"	:	The Central Provident Fund Board.
"CPF Holders"	:	Holders of Group A Shares and ST-2 Shares, whose Group A Shares and ST-2 Shares are held on their behalf by CPF.
"CUFS"	:	CHESS Units of Foreign Securities relating to Shares.
"CUFS Holders"	:	Holders of CUFS, whose Shares are held on their behalf by CDN.
"Directors"	:	The directors of the Company as at the date of this Circular, unless otherwise stated.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is set out on pages 19 and 20 of this Circular.
"EPS"	:	Earnings per Share.
"Executives' Performance Share Plan"	:	The SingTel Executives' Performance Share Plan.
"FY"	:	Financial year ended or ending on 31 March of the relevant year.
"Group"	:	SingTel and its subsidiaries.
"Group A Shares"	:	Shares offered at a preferential fixed price of S$1.90 per Share pursuant to the prospectus issued by the Company on 9 October 1993.
"Income Tax Act"	:	The Income Tax Act, Chapter 134 of Singapore.
"Latest Practicable Date"	:	30 April 2006, being the latest practicable date prior to the printing of this Circular.
"Listing Manual"	:	The Listing Manual of the SGX-ST, as amended up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"Performance Share Plans"	:	The PSP and the Executives' Performance Share Plan.

"PSP"		The SingTel Performance Share Plan.
"Reduction Ratio"	:	The ratio to be applied for the cancellation of Shares pursuant to the Capital Reduction, being one Share cancelled for every 20 Shares held as at the Books Closure Date.
"Relevant Shareholders"	:	CPF Holders, CUFS Holders and Shareholders.
"ROE"	:	Return on equity.
"Securities Accounts"	:	Securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Awards"	:	Awards granted pursuant to the Performance Share Plans.
"Share Option Schemes"	:	The Singapore Telecom Share Option Scheme 1999 and the Optus Executive Option Plan.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the Share Option Schemes.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company except that where the registered holder is CDP, the term "Shareholders" shall mean the Depositors (other than CPF and CDN) who have Shares credited to their Securities Accounts.
"Shares"	:	Ordinary shares in the capital of the Company.
"ST-2 Shares"	:	Shares offered at a preferential fixed price of S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"A$"	:	Australian dollars.
"%"	:	Per centum or percentage.

The expressions "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. Words importing persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or the Listing Manual, or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual or any modification thereof, as the case may be.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.

Any discrepancy in the tables in this Circular between the listed amounts and the totals thereof is due to rounding.

Indicative Timetable

The following are the indicative dates and times for the Capital Reduction[1]:

Last date and time for lodgement of Proxy Forms for the EGM [2]	:	26 July 2006 at 4.00 pm
Date and time of the EGM	:	28 July 2006 at 4.00 pm
Expected date for Court approval of the Capital Reduction	:	24 August 2006
Expected last date and time of "cum" trading of the CUFS on the ASX	:	25 August 2006 at 4.00 pm (Sydney time)
Expected commencement of deferred settlement trading of the CUFS on the ASX	:	28 August 2006 at 10.00 am (Sydney time)
Expected last date and time of "cum" trading of the Shares on the SGX-ST	:	29 August 2006 at 5.00 pm
Expected commencement of "ex" trading of the Shares on the SGX-ST	:	30 August 2006 at 9.00 am
Expected Books Closure Date for the Capital Reduction	:	1 September 2006 at 5.00 pm
Expected Payment Date for the Cash Distribution	:	22 September 2006

Notes:

(1) The above timetable is only indicative and the actual dates of the above events will be announced in due course on the SGX-ST (by way of an SGXNET announcement) and the ASX.

(2) All Proxy Forms (other than Proxy Forms from CDN) must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time of the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM.

CUFS Holders who wish to attend, speak and vote at the EGM, or nominate a proxy to do so on their behalf, must complete, sign and return a Proxy Form to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, not less than 48 hours before the time of the EGM.

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number: 199201624D

Directors:
Chumpol NaLamlieng
Lee Hsien Yang
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

28 June 2006

To: Shareholders and CUFS Holders of
Singapore Telecommunications Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 Announcement. On 4 May 2006, the Directors announced the Capital Reduction involving the cancellation of approximately 835 million Shares representing approximately 5% of the paid-up share capital of the Company as at the Latest Practicable Date and a cash distribution of S$2.74 for each Share cancelled pursuant to the Capital Reduction. The actual number of Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the number of issued Shares as at the Books Closure Date.

A copy of the Company's announcement is available on the website of the SGX-ST at www.sgx.com and on the Company's website at www.singtel.com.

1.2 EGM. The Directors are convening the EGM to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 28 July 2006 to seek the approval of Shareholders for the Capital Reduction.

1.3 Circular. The purpose of this Circular is to explain the reasons for, and to provide Shareholders and CUFS Holders with information relating to, the proposal to be tabled at the EGM.

2. CAPITAL REDUCTION

2.1 Capital Reduction. The Capital Reduction will involve the following:

(a) Cancellation of Shares based on the Reduction Ratio

Pursuant to the Capital Reduction, the Company will, subject to the Rounding-Up (as defined in sub-paragraph (b) below), cancel one Share for every 20 Shares held by or on behalf of each of the Relevant Shareholders as at the Books Closure Date.

Relevant Shareholders who hold or own less than 20 Shares as at the Books Closure Date will not be subject to, and their Shares will not be cancelled pursuant to, the Capital Reduction.

(b) Rounding-Up

The Capital Reduction is proposed to be effected such that the resultant number of Shares which would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares based on the Reduction Ratio will be rounded up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**"). Consequently, the number of Shares proposed to be cancelled from such Relevant Shareholder may be reduced accordingly (please refer to illustration A in paragraph 2.4 below).

However, in the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than that held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder will be the number of Shares cancelled based solely on the Reduction Ratio (please refer to illustration B in paragraph 2.4 below); or

(ii) is equal to that held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Shares shall be cancelled from such Relevant Shareholder (please refer to illustration C in paragraph 2.4 below).

The Rounding-Up is intended to minimise (where possible) the Relevant Shareholders holding Shares in less than multiples of 10 Shares, which is the minimum trading board lot for Shares on the SGX-ST, after the Capital Reduction.

(c) Cash Distribution

The Company will make a cash distribution of S$2.74 for each Share held by or on behalf of the Relevant Shareholders cancelled pursuant to the Capital Reduction.

CUFS Holders will receive their Cash Distribution in the Australian Dollar equivalent of S$2.74 for each CUFS cancelled, based on the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar as selected by any Director of the Company prevailing over the five Market Days immediately preceding the Books Closure Date (the "**Exchange Rate**"). The price of S$2.74 for each Share so cancelled is based on the average of the last transacted prices of the Shares traded on the SGX-ST for the five Market Days from (and including) 24 April 2006 to (and including) the Latest Practicable Date.

Based on the paid-up share capital of the Company of approximately S$4.8 billion comprising approximately 16.7 billion Shares as at the Latest Practicable Date:

(i) an aggregate amount of approximately S$2.3 billion will be returned to the Relevant Shareholders pursuant to the Capital Reduction; and

(ii) approximately 835 million Shares will be cancelled under the Capital Reduction.

The actual number of Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the number of issued Shares as at the Books Closure Date.

2.2 Share Options and Share Awards. The Company has granted Share Options under the Share Option Schemes which are exercisable into Shares. In addition, the Company has granted Share Awards under the PSP, pursuant to which the Company may either allot and issue new Shares or purchase existing Shares from the market upon the vesting of Share Awards granted thereunder. None of the Share Awards granted under the PSP is expected to vest on or prior to the Books Closure Date, except as may be approved by the Compensation Committee of the Board of Directors of the Company in such circumstances as it may determine.

The actual number of Shares to be cancelled pursuant to the Capital Reduction will be based on the number of issued Shares as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Share Options and any early vesting of Share Awards granted under the PSP, on or before the Books Closure Date, as described above.

2.3 Legal Steps. The Capital Reduction will involve the following legal steps (based, for illustrative purposes only, on an assumed number of 16,772,138,403 issued Shares, being the number of issued Shares as at the Latest Practicable Date and taking into account the issue of 67,774,787 new Shares, assuming the exercise of all outstanding Share Options on or prior to the Books Closure Date):

(a) pursuant to the Reduction Ratio, a maximum of 838,606,920 Shares is proposed to be cancelled;

(b) the number of Shares proposed to be cancelled from each Relevant Shareholder pursuant to the Reduction Ratio may be reduced by applying (where applicable) the Rounding-Up. In the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than the number of Shares held or owned by each Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder will be the number of Shares cancelled based solely on the Reduction Ratio; or

(ii) is equal to the number of Shares held or owned by such Relevant Shareholder as at the Books Closure Date, no Shares will be cancelled from such Relevant Shareholder; and

(c) the paid-up share capital of the Company will be reduced by a maximum of S$2,297,782,960.80 and returned to the Relevant Shareholders on the basis of S$2.74 per Share in cash for each Share cancelled as described in sub-paragraphs (a) and (b) above.

The result after completion of the above three steps would be the reduction of the issued Shares by approximately 5% of the assumed issued Shares referred to above and the return of capital to the Relevant Shareholders of an amount of S$2.74 per Share in cash for every Share cancelled pursuant to the Capital Reduction.

2.4 Illustrations. The following illustrate the position of a Relevant Shareholder who owns 1,430 Shares (or 1,430 CUFS), 88 Shares (or 88 CUFS) or 190 Shares (or 190 CUFS) as at the Books Closure Date and for CUFS, using an illustrative exchange rate of A$1 to S$1.1931 (being the exchange rate as at the Latest Practicable Date):

Illustration A

		Relevant Shareholder with 1,430 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	1,430
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	71
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	1,359
(4)	Rounding-Up of Shares/CUFS held to the nearest multiple of 10	1,360
(5)	Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (4))	70
(6)	Cash proceeds received by Relevant Shareholder who owns 1,430 Shares (S$)	191.80
(7)	Cash proceeds received by Relevant Shareholder who owns 1,430 CUFS (A$) (based on an exchange rate of A$1 to S$1.1931 (being the exchange rate as at the Latest Practicable Date))	160.76

Based on illustration A above, a Relevant Shareholder who owns 1,430 Shares (or 1,430 CUFS) will receive a Cash Distribution of S$191.80 (or A$160.76), while maintaining approximately the same proportionate shareholding in the Company after the Capital Reduction is effected.

Illustration B

		Relevant Shareholder with 88 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	88
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	4
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	84
(4)	Rounding-Up of Shares/CUFS held to the nearest multiple of 10	90
(5)	Since (4) > (1), Rounding-Up not to apply. Therefore, Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (3))	4
(6)	Cash proceeds received by Relevant Shareholder who owns 88 Shares (S$)	10.96
(7)	Cash proceeds received by Relevant Shareholder who owns 88 CUFS (A$) (based on an exchange rate of A$1 to S$1.1931 (being the exchange rate as at the Latest Practicable Date))	9.19

Based on illustration B above, a Relevant Shareholder who owns 88 Shares (or 88 CUFS) will receive a Cash Distribution of S$10.96 (or A$9.19), while maintaining approximately the same proportionate shareholding in the Company after the Capital Reduction is effected.

Illustration C

		Relevant Shareholder with 190 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	190
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	9
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	181
(4)	Rounding-Up of Shares/CUFS held to the nearest multiple of 10	190
(5)	Since (4) = (1), no cancellation. Therefore, Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (4))	Nil
(6)	Cash proceeds received by Relevant Shareholder who owns 190 Shares (S$)	Nil
(7)	Cash proceeds received by Relevant Shareholder who owns 190 CUFS (A$) (based on an exchange rate of A$1 to S$1.1931 (being the exchange rate as at the Latest Practicable Date))	Nil

Based on illustration C above, none of the Shares of a Relevant Shareholder who owns 190 Shares (or 190 CUFS) will be cancelled and accordingly, such Relevant Shareholder will not receive the Cash Distribution. Nonetheless, he will still maintain approximately the same proportionate shareholding in the Company after the Capital Reduction is effected.

2.5 Funds for the Capital Reduction. The Capital Reduction will be financed from short-term investments, cash on deposit, and cash and bank balances of the Group. The Directors are of the opinion that the Cash Distribution of approximately S$2.3 billion to be returned to the Relevant Shareholders pursuant to the Capital Reduction is in excess of the needs of the Group and that the financial resources available to the Group and the Company's share capital base following the Capital Reduction will be sufficient for the foreseeable near-term operating and investment needs of the Group.

3. RATIONALE

The Company is proposing the Capital Reduction for the following reasons:

(a) Improve Capital Structure

The Company regularly reviews its capital structure to achieve a more optimal level of debt and cash. Strong free cash flows and disposals of non-core assets have allowed the Company to reduce leverage to comfortable levels. After the Capital Reduction, the Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support its foreseeable near-term operating needs and fund new business opportunities.

*(b) **Enhance Shareholder Value***

A capital reduction achieves a permanent improvement in capital structure when the paid-up share capital of a company is reduced. On a proforma basis on the consolidated financial statements for FY 2006, the Capital Reduction is expected to increase the ROE from 20.6% to 23.3%, thereby increasing shareholder value. EPS is expected to improve by 5.3% from 24.98 cents to 26.30 cents.

4. TAXATION

4.1 General. Relevant Shareholders should note that the following statements are not to be regarded as advice on the tax position of any Relevant Shareholder or on any tax implications arising from the Capital Reduction. Relevant Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction outside Singapore or Australia should consult their own professional advisers.

4.2 Tax Implications under Singapore Law. Section 10I of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its share capital and such a capital reduction is made out of "contributed capital" of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short-term investments and shareholders who had not the intention to hold the shares as long-term investments.

The Company is advised by Ernst & Young, its tax advisers, that the entire Cash Distribution of S$2.74 to be made for each Share cancelled pursuant to the Capital Reduction should be regarded as a return of capital and should not be treated as a distribution of dividend to the Relevant Shareholders for purposes of Singapore income tax.

Relevant Shareholders are generally not subject to Singapore tax on a return of capital unless they are traders in securities, or have classified their investments as trading stocks, marketable securities or short-term investments or had not the intention to hold their Shares as long-term investments.

4.3 Tax Implications for Relevant Shareholders who are Australian Residents. This general description is only directed to Relevant Shareholders who are Australian residents and hold Shares or CUFS on capital account. It is not directed to Relevant Shareholders who hold Shares or CUFS on revenue account, with a profit-making intention or as trading stock. It is also not directed to Relevant Shareholders who acquired their Shares or CUFS pursuant to the Share Option Schemes or the Performance Share Plans. Such Relevant Shareholders should consult their own professional advisers based on their specific circumstances.

The Company is seeking clarification from the Australian Taxation Office that the Australian income tax consequences will be as outlined below, and will, if necessary, make an announcement in due course. The Capital Reduction is not conditional on such clarification being obtained.

The Company is advised by Ernst & Young, its tax advisers, that the Capital Reduction should not be treated as a dividend for Australian income tax purposes, but that the Capital Reduction should be a capital gains tax event for Relevant Shareholders in relation to each Share or CUFS cancelled. Relevant Shareholders must determine whether they have made a capital gain or loss as a result of the Capital Reduction causing a cancellation of Shares or CUFS.

Relevant Shareholders who acquired Shares before 21 September 1999 can choose to index their cost base of the Shares to 30 September 1999.

Relevant Shareholders who are individuals or complying superannuation entities, who have held their Shares or CUFS for at least a year, who do not choose to index the cost base of their Shares or CUFS if eligible to do so and who realise a capital gain from the Capital Reduction, should be taxable on only 50% of the unindexed gain (33.3% for complying superannuation entities).

5. CONDITIONS

5.1 Conditions. The Capital Reduction is subject to, *inter alia*:

(a) the approval of the Shareholders by way of a special resolution for the Capital Reduction at the EGM;

(b) the approval of the Court for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

A copy of the Order of Court approving the Capital Reduction and other documents as prescribed under the Companies Act will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

5.2 **Payment Date.** On the lodgement of the office copy of the Order of Court approving the Capital Reduction and other documents as prescribed under the Companies Act with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction shall take effect, and the Cash Distribution will be made thereafter. Subject to the above conditions being satisfied, it is currently expected that the amounts arising from the Capital Reduction will be paid to the Relevant Shareholders in September 2006.

6. SHARE OPTIONS AND SHARE AWARDS

No Adjustments. PricewaterhouseCoopers, the auditor of the Company for FY 2006, has reported that, in its opinion, no adjustments are required to be made to the terms of the outstanding Share Options and Share Awards consequent upon the Capital Reduction, under the respective rules of the Share Option Schemes and the Performance Share Plans.

7. FINANCIAL EFFECTS

7.1 **Financial Effects.** The financial effects of the Capital Reduction as set out in paragraphs 7.2 to 7.6 below are shown for illustrative purposes only.

7.2 **Paid-up Share Capital.** The effects of the Capital Reduction on the paid-up share capital of the Company based on the audited financial statements of the Company as at 31 March 2006, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date, are as follows:

	Shares	Value S$ million
Paid-up share capital		
As at 31 March 2006	16,703,318,316	4,774.7
Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date	1,045,300	1.8
As at the Latest Practicable Date	16,704,363,616	4,776.5
Shares to be cancelled under the Capital Reduction	(835,218,180)	(2,288.5)
Adjusted paid-up share capital after the Capital Reduction	15,869,145,436	2,488.0

7.3 **Shareholders' Funds.** The effects of the Capital Reduction on the shareholders' funds of the Group and the Company as at 31 March 2006 based on the audited financial statements of the Group and the Company as at 31 March 2006, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date, and assuming that the Capital Reduction was completed on 31 March 2006, are as follows:

	Group			Company		
(S$ million)	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction
Paid-up share capital	4,774.7	4,776.5	2,488.0	4,774.7	4,776.5	2,488.0
Retained earnings	17,429.2	17,429.2	17,429.2	9,550.2	9,550.2	9,550.2
Other reserves	(1,113.3)	(1,113.3)	(1,113.3)	(1.0)	(1.0)	(1.0)
Shareholders' funds	21,090.6	21,092.4	18,803.9	14,323.9	14,325.7	12,037.2

Note:
(1) Adjusted for 1,045,300 Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date.

7.4 Net Assets. The effects of the Capital Reduction on the net assets of the Group and the Company as at 31 March 2006 based on the audited financial statements of the Group and the Company as at 31 March 2006, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date, and assuming that the Capital Reduction was completed on 31 March 2006, are as follows:

	Group			Company		
	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction
Net assets attributable to Shareholders (S$ million)	21,090.6	21,092.4	18,803.9	14,323.9	14,325.7	12,037.2
Number of issued Shares ('000)	16,703,318	16,704,364	15,869,145	16,703,318	16,704,364	15,869,145
Net assets per Share (S$)	1.26	1.26	1.18	0.86	0.86	0.76

Note:

(1) Adjusted for 1,045,300 Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date.

7.5 Earnings per Share. The effects of the Capital Reduction on the earnings per Share of the Group and the Company based on the audited financial statements of the Group and the Company for the year ended 31 March 2006, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date, and assuming that the Capital Reduction was completed on 1 April 2005, are as follows:

	Group			Company		
	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction
Profit after taxation and minority interest (S$ million)	4,163.3	4,163.3	4,163.3	N.A.	N.A.	N.A.
Weighted number of issued Shares ('000)	16,666,584	16,667,629	15,832,411	N.A.	N.A.	N.A.
EPS (cents)	24.98	24.98	26.30	N.A.	N.A.	N.A.

Notes:

(1) Adjusted for 1,045,300 Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date.

(2) "N.A." means not applicable.

(3) For the purpose of the calculation of "Profit after taxation and minority interest", transaction costs arising from the Capital Reduction and finance income arising from the funds used to finance the Capital Reduction have not been adjusted for as the amounts are not considered to be significant.

7.6 Gearing. The effects of the Capital Reduction on the gearing of the Group and the Company as at 31 March 2006 based on the audited financial statements of the Group and the Company as at 31 March 2006, adjusted for Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date, and assuming that the Capital Reduction was completed on 31 March 2006, are as follows:

	Group			Company		
	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction	Per audited financial statements	Adjusted before the Capital Reduction (1)	Proforma after the Capital Reduction
Total borrowings (S$ million)	7,400.7	7,400.7	7,400.7	5,145.0	5,145.0	5,145.0
Shareholders' funds (S$ million)	21,090.6	21,092.4	18,803.9	14,323.9	14,325.7	12,037.2
Gearing (%)	35.1	35.1	39.4	35.9	35.9	42.7

Notes:

(1) Adjusted for 1,045,300 Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date.

(2) For the purposes of the above calculations:

"Gearing" means the ratio of total borrowings to shareholders' funds;

"Total borrowings" means the aggregate borrowings from banks and financial institutions, lease liabilities and bonds issued by the Group; and

"Shareholders' funds" comprises the aggregate amount of paid-up share capital, retained earnings and other reserves.

7.7 The Appendix. The proforma consolidated balance sheets of the Group and the Company before and after the Capital Reduction, based on the audited balance sheets as at 31 March 2006, are set out in the Appendix to this Circular.

8. ADMINISTRATIVE PROCEDURES

8.1 Books Closure Date. The following Relevant Shareholders will be entitled to receive a Cash Distribution of S$2.74 for each Share cancelled (or, in the case of CUFS Holders, the Australian Dollar equivalent of S$2.74 based on the Exchange Rate for each CUFS cancelled), based on the Shares or CUFS held as at the Books Closure Date:

(a) Relevant Shareholders who are registered in the Register of Members of the Company and Depositors (other than CPF and CDN) whose Securities Accounts are credited with Shares as at the Books Closure Date;

(b) Relevant Shareholders who are CPF Holders as at the Books Closure Date; and

(c) Relevant Shareholders who are CUFS Holders as at the Books Closure Date.

The number of Shares which will be cancelled pursuant to the Capital Reduction will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

The Relevant Shareholders described above will be considered for purposes of the Capital Reduction on the basis of the number of Shares registered in their names or standing to the credit of their Securities Accounts, the number of Group A Shares and/or ST-2 Shares held on their behalf by CPF or, as the case may be, the number of CUFS held, as at the Books Closure Date.

The Company will announce the Books Closure Date as soon as practicable after the EGM.

8.2 Conversion, Transfer, Deposit and Withdrawal Procedures. To facilitate the Capital Reduction and the determination of the Relevant Shareholders and their holdings of Shares or CUFS as at the Books Closure Date, the following procedures will be adopted in connection with the conversion, transfer, deposit or withdrawal of Shares or CUFS.

(a) Conversion or Transfer of Scripless Shares to CUFS/Conversion or Transfer of CUFS to Scripless Shares

Relevant Shareholders who hold scripless Shares and who wish to convert or transfer their scripless Shares to CUFS (or to CUFS traded on the ASX-SGX-ST Link and designated in Singapore as SingTelAus ("**SingTelAus**")) to be held on their behalf by CDN prior to the Books Closure Date must submit the relevant duly executed transfer forms (and, if applicable, conversion notices), tentatively, by 25 August 2006 in order for the CDN Account to be credited with the relevant CUFS (and, if applicable, their Securities Accounts to be credited with the relevant SingTelAus) prior to the Books Closure Date. CDP will not accept any conversion or transfer in respect of such scripless Shares from 28 August 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

Relevant Shareholders who hold CUFS (or SingTelAus) and who wish to convert or transfer their CUFS (or SingTelAus) to scripless Shares for credit to their Securities Accounts prior to the Books Closure Date must submit the relevant duly executed transfer forms (and, if applicable, conversion notices), tentatively, by 25 August 2006 in order for their Securities Accounts to be credited with the relevant scripless Shares prior to the Books Closure Date. CDP will not accept any conversion or transfer in respect of such CUFS (or SingTelAus) from 28 August 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

(b) Deposit of Scrip Shares to Securities Accounts with CDP/Withdrawal of Scripless Shares from Securities Accounts with CDP

Relevant Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, tentatively, by 25 August 2006 in order for their Securities Accounts to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from 28 August 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

Relevant Shareholders who hold scripless Shares and who wish to have such scripless Shares registered in their own names in the Register of Members of the Company prior to the Books Closure Date must deliver the duly executed withdrawal forms, together with the duly executed instruments of transfer, to CDP, tentatively, by 25 August 2006 in order for their Shares to be registered in the Register of Members of the Company prior to the Books Closure Date. CDP will not accept any withdrawal request in respect of such scripless Shares from 28 August 2006 to the Books Closure Date (both dates inclusive) for the purposes of the Capital Reduction.

8.3 Issue of New Share Certificates. The following sets out the administrative procedures which the Company proposes to adopt to facilitate the issue of new share certificates arising from the Capital Reduction:

(a) The Company will cancel all old share certificates relating to the Shares in issue as at the Books Closure Date. The cancellation of the old share certificates will be made on the date on which the Capital Reduction takes effect.

(b) Upon the cancellation of the old share certificates as described in sub-paragraph (a) above, the Company will issue to the Relevant Shareholders with Shares registered in their names in the Register of Members of the Company new share certificates in respect of the number of Shares to be held by such Relevant Shareholders consequent upon the Capital Reduction.

(c) In respect of Relevant Shareholders who have deposited their old share certificates with CDP by 25 August 2006, arrangements will be made with CDP for the new share certificates in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction to be issued to CDP.

(d) In respect of (i) Relevant Shareholders with Shares standing to the credit of their Securities Accounts at the Books Closure Date, (ii) Relevant Shareholders with Group A Shares and/or ST-2 Shares held on their behalf by CPF at the Books Closure Date and (iii) Relevant Shareholders who hold CUFS at the Books Closure Date, no further action needs to be taken as arrangements will be made by the Company with CDP for all the old share certificates issued in the name of CDP or its nominee as at the Books Closure Date to be cancelled and for the new share certificates in respect of the Shares or CUFS attributable to such Relevant Shareholders consequent upon the Capital Reduction to be issued to CDP or its nominee and deposited with CDP. (New holding statements will be issued to Relevant Shareholders who hold CUFS, reflecting the number of Shares attributable to such CUFS which are cancelled pursuant to the Capital Reduction).

(e) Upon cancellation, the old share certificates shall be void and will cease to have any effect or be valid for any purpose.

(f) To facilitate the destruction of the old share certificates, Relevant Shareholders with Shares registered in their names in the Register of Members of the Company as at the Books Closure Date are encouraged to return to the share registration office of the Company, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 (the "**Share Registration Office**") their old share certificates in respect of such Shares.

However, whether or not the old share certificates in respect of such Shares are delivered to the Share Registration Office, the old share certificates will be cancelled and new share certificates will be issued to such Relevant Shareholders in respect of the Shares attributable to such Shareholders consequent upon the Capital Reduction. The new share certificates will be sent to them at their own risk by ordinary post within ten (10) Market Days from the Books Closure Date.

(g) Where the Shares are registered jointly in the names of several persons, the new share certificates in respect of the Shares attributable to such persons consequent upon the Capital Reduction will be sent to the person whose name stands first in the Register of Members of the Company. Relevant Shareholders who wish to record any change in their registered address should notify the Share Registration Office of such change before the Books Closure Date.

8.4 Payment of the Cash Distribution. Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) Relevant Shareholders holding Scrip Shares

Relevant Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk by, tentatively, 22 September 2006.

(b) Relevant Shareholders holding Scripless Shares

Relevant Shareholders who are Depositors (other than CPF and CDN) and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk by, tentatively, 22 September 2006. Alternatively, such Relevant Shareholders will have payment for their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by, tentatively, 22 September 2006.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Accounts of the Depositors based on the Shares standing to the credit of the Securities Accounts of the Depositors as at the Books Closure Date. The number of Shares which will be debited from the Securities Account of each Depositor will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

(c) Relevant Shareholders holding Group A Shares and/or ST-2 Shares

Payment will be made by CDP to CPF of the entitlements of the Relevant Shareholders who have Group A Shares and/or ST-2 Shares held on their behalf by CPF as at the Books Closure Date by, tentatively, 22 September 2006 in such manner as CPF may have agreed with CDP for the payment of dividends or other distributions. CPF will credit the relevant amounts directly into the respective CPF accounts of such Relevant Shareholders.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Account of CPF, and CPF will correspondingly reduce the number of Group A Shares and/or ST-2 Shares held on behalf of each such Relevant Shareholder, based on the Group A Shares and/or ST-2 Shares held by CPF on behalf of each such Relevant Shareholder as at the Books Closure Date. The number of Group A Shares and/or ST-2 Shares which will be reduced in respect of each such Relevant Shareholder will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

(d) Relevant Shareholders holding CUFS

Payment will be made by CDP to CDN or its authorised nominee of the entitlements of the Relevant Shareholders who hold CUFS as at the Books Closure Date by, tentatively, 22 September 2006 in such manner as CDP may have agreed with CDN or its authorised nominee for the payment of dividends or other distributions. Such Relevant Shareholders will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk. Alternatively, such Relevant Shareholders will have payment for their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDN or its authorised nominee for the payment of dividends or other distributions.

On or after the date on which the Capital Reduction takes effect, CDP will debit Shares from the Securities Account of CDN, and CDN or its authorised nominee will correspondingly debit the accounts of the CUFS Holders based on the CUFS standing to the credit of the accounts of the CUFS Holders as at the Books Closure Date. The number of CUFS which will be debited from the account of each CUFS Holder will be based on the Reduction Ratio as described in paragraph 2.1(a) above, subject to the Rounding-Up as described in paragraph 2.1(b) above.

9. RECOMMENDATION

The Directors are of the opinion that the Capital Reduction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of the special resolution relating to the Capital Reduction at the EGM.

10. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

10.1 Directors' Interests. The interests of the Directors in the Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

Director	Number of Shares Direct Interest	Number of Shares Deemed Interest	Number of Shares comprised in unexercised options
Chumpol NaLamlieng	150,000	-	60,000
Lee Hsien Yang	4,050,000	21,774,857 (1)	2,000,000
Graham John Bradley	92,860	-	-
Paul Chan Kwai Wah	57,460	1,620 (2)	-
Heng Swee Keat	1,390	-	-
Simon Israel	139,283	-	-
Tommy Koh	3,440	610 (2)	-
John Powell Morschel	58,700	-	-
Deepak S Parekh	-	-	-
Jackson Peter Tai	102,150	-	60,000
Nicky Tan Ng Kuang	55,720	-	-

Notes:

(1) The deemed interest of 21,774,857 Shares included:

(i) 17,224,302 Shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase Shares for the benefit of eligible employees under the PSP. The Shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees, subject to certain performance conditions being met and other terms and conditions. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the Shares held by Dexia pursuant to the trust;

(ii) 1,430 Shares held by the spouse of Lee Hsien Yang; and

(iii) an aggregate of up to 4,549,125 Shares awarded to Lee Hsien Yang pursuant to the Performance Share Plans, subject to certain performance conditions being met and other terms and conditions.

(2) The Shares in which Paul Chan Kwai Wah and Tommy Koh are deemed to have an interest are held by their respective spouses.

10.2 Substantial Shareholder's Interests. The interests of the substantial Shareholder in the Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholder	Number of Shares Direct Interest	Number of Shares Deemed Interest	Total Percentage Interest (%)
Temasek Holdings (Private) Limited	9,066,895,692	371,493,933 (1)	56.5

Note:

(1) Held through associated and/or subsidiary companies.

11. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 19 and 20 of this Circular, will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 28 July 2006 at 4.00 pm (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.30 pm on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) for the purpose of considering and, if thought fit, passing the special resolution set out in the Notice of the EGM.

12. ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS

12.1 Shareholders. If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend, speak and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

A Depositor shall not be regarded as a Shareholder entitled to attend, speak and vote at the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by CDP to the Company.

12.2 CUFS Holders. If a CUFS Holder wishes to attend, speak and vote at the EGM, or wishes to nominate a proxy to attend, speak and vote at the EGM in his place as proxy for CDN, he should complete (where relevant), sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

13. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Where information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from those sources and/or reproduced in this Circular.

14. CONSENTS

14.1 Ernst & Young. Ernst & Young has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its name and all references thereto and to its advice referred to in paragraphs 4.2 and 4.3 above in the form and context in which they are respectively included.

14.2 PricewaterhouseCoopers. PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its name and all references thereto and to its report referred to in paragraph 6 above in the form and context in which they are respectively included.

15. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia, during normal business hours from the date hereof up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the audited consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company for FY 2006;

(c) the Rules of the Share Option Schemes and the Performance Share Plans; and

(d) the letters of consent referred to in paragraph 14 above.

Yours faithfully
For and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

CHUMPOL NALAMLIENG
Chairman

PROFORMA BALANCE SHEETS BEFORE AND AFTER THE CAPITAL REDUCTION

For illustrative purposes only, assuming the Capital Reduction had been implemented on 31 March 2006, the effect of the Capital Reduction on the audited balance sheets of the Group and the Company as at 31 March 2006, adjusted for 1,045,300 Shares issued pursuant to the exercise of Share Options between 1 April 2006 and the Latest Practicable Date, is as follows:

	Group		Company	
	Audited S$ million	Proforma after the Capital Reduction S$ million	Audited S$ million	Proforma after the Capital Reduction S$ million
Current assets				
Cash and cash equivalents	2,770.3	483.6	669.8	-
Trade and other receivables	2,047.2	2,047.2	752.5	752.5
Trading investments	860.3	860.3	-	-
Derivative financial instruments	69.8	69.8	6.6	6.6
Inventories	186.3	186.3	7.5	7.5
	5,933.9	3,647.2	1,436.4	766.6
Non-current assets				
Property, plant and equipment	9,464.7	9,464.7	2,208.7	2,208.7
Intangibles	10,115.6	10,115.6	3.6	3.6
Subsidiary companies	-	-	18,678.5	18,678.5
Associated companies	5,203.1	5,203.1	25.7	25.7
Joint venture companies	1,393.8	1,393.8	74.4	74.4
Available-for-sale investments	51.7	51.7	43.3	43.3
Derivative financial instruments	239.2	239.2	239.2	239.2
Deferred tax assets	1,111.2	1,111.2	-	-
Other non-current receivables	93.0	93.0	26.2	26.2
	27,672.3	27,672.3	21,299.6	21,299.6
Total assets	**33,606.2**	**31,319.5**	**22,736.0**	**22,066.2**
Current liabilities				
Trade and other payables	3,183.0	3,183.0	1,150.6	1,150.6
Due to subsidiary companies	-	-	1,023.9	2,640.8
Provision	18.5	18.5	-	-
Current tax liabilities	360.0	360.0	232.9	232.9
Borrowings (unsecured)	1,492.8	1,492.8	564.3	564.3
Borrowings (secured)	0.7	0.7	-	-
Derivative financial instruments	72.8	72.8	72.8	72.8
	5,127.8	5,127.8	3,044.5	4,661.4
Non-current liabilities				
Borrowings (unsecured)	5,907.2	5,907.2	4,580.7	4,580.7
Advance billings	312.4	312.4	-	-
Deferred income	18.5	18.5	9.0	9.0
Derivative financial instruments	605.7	605.7	474.0	474.0
Deferred tax liabilities	375.6	375.6	282.9	282.9
Other non-current liabilities	165.8	165.8	21.0	21.0
	7,385.2	7,385.2	5,367.6	5,367.6
Total liabilities	**12,513.0**	**12,513.0**	**8,412.1**	**10,029.0**
Net assets	**21,093.2**	**18,806.5**	**14,323.9**	**12,037.2**
Share capital and reserves				
Share capital	4,774.7	2,488.0	4,774.7	2,488.0
Reserves	16,315.9	16,315.9	9,549.2	9,549.2
Interest of Shareholders	**21,090.6**	**18,803.9**	**14,323.9**	**12,037.2**
Minority interest	2.6	2.6	-	-
Total equity	**21,093.2**	**18,806.5**	**14,323.9**	**12,037.2**

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 28 July 2006 at 4.00 pm (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.30 pm on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

Special Resolution
The Proposed Capital Reduction

That, pursuant to Article 11(A) of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore:

(1) Reduction of Paid-Up Share Capital

(a) the paid-up share capital of the Company of a maximum of S$4,904,381,857.18 comprising a maximum of 16,772,138,403 ordinary shares (the "**Shares**") be reduced by a maximum of S$2,297,782,960.80, and such reduction be made out of the Contributed Capital (as hereinafter defined) of the Company and be effected by cancelling, subject to the Rounding-Up (as defined in sub-paragraph (b) below), one Share for every 20 Shares (the "**Reduction Ratio**") held by or on behalf of the Relevant Shareholders (as hereinafter defined) as at a books closure date to be determined by the Directors (the "**Books Closure Date**") and returning to each Relevant Shareholder the amount of S$2.74 for each Share held by or on behalf of such Relevant Shareholder so cancelled; and

(b) the number of Shares proposed to be cancelled from each Relevant Shareholder under sub-paragraph (a) above pursuant to the Reduction Ratio be reduced by rounding-up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**") the resultant number of Shares that would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares pursuant to the Reduction Ratio. In the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio; or

(ii) is equal to the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Shares shall be cancelled from such Relevant Shareholder;

(2) Authority to Directors

the Directors and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the preceding paragraph (1); and

(3) Definitions

in this Resolution:

"**Contributed Capital**" shall have the meaning ascribed to it in Section 10I(5) of the Income Tax Act, Chapter 134;

"**Depositor**" and "**Depository Agent**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act Chapter 50;

"**Relevant Shareholders**" means:

(a) persons who are registered as holders of Shares in the Register of Members of the Company except that where the registered holder is The Central Depository (Pte) Limited ("**CDP**"), such persons shall mean the Depositors (other than the Central Provident Fund Board ("**CPF**") and CHESS Depositary Nominees Pty Limited ("**CDN**")) who have Shares credited to their Securities Accounts;

(b) persons who had acquired Shares using moneys from their CPF Ordinary Accounts at preferential fixed prices of S$1.90 per Share pursuant to the prospectus dated 9 October 1993 issued by the Company (the "**Group A Shares**"), and S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance (the "**ST-2 Shares**"), whose Group A Shares and ST-2 Shares are held on their behalf by CPF; and

(c) holders of CHESS Units of Foreign Securities relating to Shares ("**CUFS**"), whose Shares are held on their behalf by CDN,

but excludes persons who hold or own less than 20 Shares or CUFS as at the Books Closure Date; and

"**Securities Accounts**" means securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2006

Notes:

1. With the exception of CPF and CDN (who may each appoint more than two proxies), a member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CDN and, where relevant, by a holder of CUFS, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

Capital Reduction Supplement

As part of SingTel's commitment to further enhance shareholder value, the Board of Directors has proposed to return cash to shareholders via a capital reduction amounting to S$2.3 billion.

The capital reduction will involve the cancellation of one share for every 20 held, or approximately 5 per cent of the company's paid-up share capital. SingTel will make a cash distribution of S$2.74 for each share cancelled.

SingTel has chosen to return cash through a capital reduction for the second time for several reasons. Firstly, it helps to achieve a more optimal level of debt and cash. Secondly, it will enhance the Group's earnings per share and improve its return on equity. Importantly, with the capital reduction, there is no dilution for shareholders. After the exercise, every shareholder will own approximately the same proportion of the company's share capital as before.

The proposed capital reduction, together with a final proposed gross dividend of 10 Singapore cents per share, will result in a payout to shareholders totalling S$4.0 billion. After the payout, SingTel's financial position is expected to remain strong with gearing at a comfortable level. Healthy cash flow generation is expected to be able to support SingTel's operating needs and to fund new business opportunities. SingTel thanks all its shareholders and looks forward to their continued support.

Indicative timeline for the capital reduction

28 July 2006	24 August 2006	29 August 2006	30 August 2006	1 September 2006	22 September 2006
Date of the EGM Shareholders will vote at the EGM on the capital reduction	**Expected date for Court approval**	**Expected last date of "cum" trading of shares on the SGX-ST** A buyer of SingTel shares on or before this date will have shares cancelled under the capital reduction and receive the cash distribution	**Expected commencement of "ex" trading of shares on the SGX-ST** A buyer of SingTel shares from this date onwards will not have shares cancelled under the capital reduction and will not receive the cash distribution	**Expected Books Closure Date** Shareholders who are duly registered with SingTel at this date will have their shares cancelled and receive the cash distribution	**Expected payment date for the cash distribution** Shareholders will receive S$2.74 for each share cancelled and will be notified of their new shareholdings and the cash distribution

Calculation of number of shares to be cancelled

Divide the number of SingTel shares that you hold by 20 ▶ Deduct this from your existing holding ▶ Round up your resultant shareholding to the nearest multiple of 10

Exceptions:

1. You will be excluded from the capital reduction if you have fewer than 20 SingTel shares.
2. No rounding-up will be applied if your resultant shareholding after rounding up is greater than your original shareholding.
3. If your resultant shareholding following the rounding-up as described above is equal to your original shareholding, none of your SingTel shares will be cancelled.

An example of a shareholder with 1,430 SingTel shares

Original shareholding

1,430

1 share cancelled for every 20 (fractions to be disregarded)

1,430 ÷ 20 = 71

1,359 **71**

After capital reduction

Round up remaining shares to the nearest multiple of 10 (and reduce number of shares to be cancelled)

1,360 **70**

70 x S\$2.74 = S\$191.80

Shareholder will receive S\$191.80 and will hold 1,360 SingTel shares after the capital reduction

The table below shows the pre- and post-reduction number of SingTel shares for shareholders who own the following number of SingTel shares:

Before capital reduction	1 for 20 cancelled	After capital reduction
650	(30)	620
780	(30)	750
910	(40)	870
1,430	(70)	1,360
1,560	(70)	1,490
1,690	(80)	1,610

For further assistance on calculation of the number of shares to be cancelled, please visit www.singtel.com/investor to use the on-line calculator.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

Directors:
Chumpol NaLamlieng
Lee Hsien Yang
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

28 June 2006

To: The Shareholders and CUFS Holders of
Singapore Telecommunications Limited

Dear Sir/Madam

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers have stated that they are not seeking re-appointment as Auditors of the Company at the forthcoming 14th Annual General Meeting. The Directors wish to express their appreciation for the services rendered by PricewaterhouseCoopers.

The Company has received notice of the nomination of Deloitte & Touche for appointment as Auditors of the Company at the forthcoming 14th Annual General Meeting and in accordance with Section 205(12) of the Companies Act, Chapter 50, a copy of that notice is set out below.

"31 May 2006

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732

Dear Sirs

Notice of Nomination

Pursuant to Section 205 of the Companies Act, Chapter 50, I, Chan Su Shan of 166 Emerald Hill Road, Singapore 229428, being a member of Singapore Telecommunications Limited (the "**Company**"), hereby nominate Deloitte & Touche of 6 Shenton Way, #32-00, DBS Building Tower Two, Singapore 068809, for appointment as Auditors of the Company in place of the retiring auditors, PricewaterhouseCoopers, at the forthcoming 14th Annual General Meeting of the Company.

Yours sincerely

Chan Su Shan (Ms)"

Yours faithfully
For and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

CHUMPOL NALAMLIENG
Chairman

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

IMPORTANT
1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

ANNUAL GENERAL MEETING PROXY FORM

I/We ______________________________ (Name)

______________________________ (NRIC/Passport Number)

of ______________________________ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Annual General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 14th Annual General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 28 July 2006 at 3.00 pm and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Annual General Meeting.)

No.	Ordinary Resolutions	For	Against
1	To receive and adopt the Financial Statements, Directors' Report and Auditors' Report		
2	To declare a first and final dividend of 10 cents per share, less income tax		
3	To re-elect Mr Graham John Bradley as Director		
4	To re-elect Mr Chumpol NaLamlieng as Director		
5	To re-elect Mr Lee Hsien Yang as Director		
6	To approve Directors' fees payable by the Company		
7	To appoint Deloitte & Touche as the new Auditors and authorise the Directors to fix their remuneration		
8	To approve the proposed share issue mandate		
9	To authorise the Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999		
10	To authorise the Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan		

Dated this ________________ day of __________________ 2006

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Annual General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Annual General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 28 June 2006 and this Proxy Form are forwarded to them at the request of their CPF Approved Nominees and are sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

EXTRAORDINARY GENERAL MEETING PROXY FORM

I/We ______________________________ (Name)

______________________________ (NRIC/Passport Number)

of ______________________________ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Extraordinary General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 28 July 2006 at 3.30 pm (or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Special and Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1 (Special Resolution) To approve the proposed alterations to the Articles of Association		
Resolution 2 (Ordinary Resolution) To approve the proposed renewal of the Share Purchase Mandate		
Resolution 3 (Ordinary Resolution) To approve the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited		
Resolution 4 (Ordinary Resolution) To approve the proposed participation by the Relevant Person specified in paragraph 5.2 of the Circular to Shareholders and CUFS Holders dated 28 June 2006, in the SingTel Performance Share Plan		

Dated this ______________ day of ________________ 2006

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 28 June 2006 and this Proxy Form are forwarded to them at the request of their CPF Approved Nominees and are sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

EXTRAORDINARY GENERAL MEETING PROXY FORM

I/We ____ (Name)

____ (NRIC/Passport Number)

of ____ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Extraordinary General Meeting, as my/our proxy/proxies to attend, speak and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 28 July 2006 at 4.00 pm (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.30 pm on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided below whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Extraordinary General Meeting.)

Special Resolution	For	Against
To approve the proposed Capital Reduction and Cash Distribution		

Dated this ________________ day of ________________ 2006

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have ordinary shares in the Company entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of ordinary shares. If you have ordinary shares in the Company registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the ordinary shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Extraordinary General Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

28 June 2006

Dear Shareholder

This year's annual report, as in the previous years, comprises two separate reports:

(i) the Summary Financial Report which contains a summary of the Directors' Report and financial statements in the Annual Report; and

(ii) the Annual Report which contains the audited full financial statements of the Company for the financial year ended 31 March 2006.

The Summary Financial Report is automatically provided (unless instructed otherwise) to all existing SingTel shareholders. The Annual Report is provided at no cost **upon request**.

To receive a copy of the Annual Report for this year and for future years, or to make changes to your earlier requests, please tick the appropriate box below and return the Request Form to SingTel **no later than 6 July 2006**. If we do not receive your Request Form, we will take it that you do not wish to receive copies of the Annual Report for this year and future years for so long as you are a SingTel shareholder and that you do not wish to change your previous requests. This request will supersede all earlier requests.

Yours faithfully
For and on behalf of
Singapore Telecommunications Limited

Ms Chan Su Shan
Company Secretary

REQUEST FORM

To: Singapore Telecommunications Limited

N.B. Please tick one box only.

[ ] Please send me a copy of the Summary Financial Report for the financial year 2005/2006 and for as long as I am a SingTel shareholder.

[ ] Please send me a copy of the Annual Report, in addition to the Summary Financial Report, for the financial year 2005/2006 and for as long as I am a SingTel shareholder.

[ ] I do not wish to receive copies of the Summary Financial Report or the Annual Report for so long as I am a SingTel shareholder.

Name of Shareholder: ______________________________

NRIC/Passport Number: ______________________________

Mailing Address: ______________________________

Signature: ______________________________ Date: ______________________________

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2nd fold

Postage will
be paid
by addressee.
For posting in
Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO.02601

The Secretariat
Singapore Telecommunications Limited
10 Eunos Road 8
#02-36 Singapore Post Centre
Singapore 408600

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